                                                      Registration No. 333-15705


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Amendment No. 2
                                       to
                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


                                  EPITOPE, INC.
             (Exact name of registrant as specified in its charter)

        Oregon                         3841                     93-0779127
(State of incorporation)  (Primary Standard Industrial        (IRS employer
                            Classification Code Number       identification
                                                                 number)

               8505 S.W. Creekside Place, Beaverton, Oregon 97008
                                 (503) 641-6115
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

          Adolph J. Ferro, Ph.D., PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  Epitope, Inc.
               8505 S.W. Creekside Place, Beaverton, Oregon 97008
                                 (503) 641-6115
   (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
Erich W. Merrill, Jr.                        Charles W. Mulaney, Jr.
Miller, Nash, Wiener, Hager & Carlsen LLP    Rodd M. Schreiber
111 S.W. Fifth Avenue                        Skadden, Arps, Slate,
Portland, Oregon 97204-3699                  Meagher & Flom (Illinois)
(503) 224-5858                               333 W. Wacker Drive
                                             Chicago, Illinois 60606
                                             (312) 407-0700

Approximate date of commencement of proposed sale to the public: As soon as possible after approval by shareholders.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                           1997 Annual Meeting:  9:00 a.m.
                                                               , 1997
                                           Oregon  Convention  Center
                                           777 N.E. Martin Luther King Jr. Blvd.
                                           Portland, Oregon

Dear Shareholder:


We cordially invite you to attend the 1997 annual meeting of shareholders. At the meeting, you will be asked to elect three Class I directors to serve until the year 2000. You will also be asked to approve an important proposal to create a new class of common stock. The proposal calls for the Company to:

                - CREATE a new class of its common stock called Agritope Stock. Agritope Stock is meant to reflect the value and track the performance of Agritope, the Company's agribusiness and agricultural biotechnology operations. The Company would be authorized to issue up to 40 million shares of Agritope Stock.

                - RENAME its existing common stock "Medical Products Stock." Each share of common stock you hold would become one share of Medical Products Stock without any further action on your part. Medical Products Stock is meant to reflect the value and track the performance of Epitope Medical Products, the Company's medical products business. The Company would be authorized to issue up to 60 million shares of Medical Products Stock.

                - DISTRIBUTE about 6.9 million shares of Agritope Stock to shareholders, one-half share of Agritope Stock for each outstanding share of existing common stock. You would receive Agritope Stock for common stock you hold at the close of business on the date the Company amends its articles of incorporation (expected to be the annual meeting date).

This proposal is intended to provide you with separate stocks, both issued by the Company, reflecting the performance of Agritope and Epitope Medical Products. The proposal also preserves the benefits of having the Company's businesses be part of a consolidated enterprise. The proposal is intended to enhance shareholder value over the long term by permitting separate market valuations of Agritope and Epitope Medical Products and recognition of the respective value of each group.

At the annual meeting, you will also be asked to approve changes to the Company's stock option and stock purchase plans. Among other things, the changes would increase the number of shares available for issuance, allow issuance of Agritope Stock under the plans, and adjust outstanding options.

The Board of Directors has unanimously approved the nominees for Class I directors and recommends that you vote FOR their election. The Board has also unanimously approved the Agritope Stock proposal and stock plan proposals, believes that they are in the best interests of the Company and its shareholders, and unanimously recommends that you vote FOR their adoption.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the meeting, please take the time to vote by completing the enclosed proxy card and mailing it to us.

If you have any questions regarding the annual meeting or need assistance in voting, please contact our proxy solicitor, D. F. King & Co., Inc., at (800) 714-3312.

Sincerely yours,

Adolph J. Ferro, Ph.D.
President and Chief Executive Officer

                                  EPITOPE, INC.
                            8505 S.W. Creekside Place
                             Beaverton, Oregon 97008

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                              TO BE HELD ON , 1997

To the Shareholders of Epitope, Inc.:

        The annual meeting of the holders of the common stock, no par value (the "Common Stock"), of Epitope, Inc., an Oregon corporation (the "Company"), will be held at the Oregon Convention Center, 777 N.E. Martin Luther King Jr. Boulevard, Portland, Oregon, on , , 1997, at 9:00 a.m., for the following purposes:

1. To elect three Class I directors to serve on the Board of Directors until the year 2000 annual meeting of shareholders.

2. To consider and vote on a proposal (the "Agritope Stock Proposal") to adopt certain amendments to the Company's Restated Articles of Incorporation that would, among other things, increase the total authorized common stock of the Company from 30 million shares to 100 million shares, create a new class of common stock to be designated Agritope Common Stock ("Agritope Stock"), and redesignate the existing Common Stock as Epitope Medical Products Common Stock ("Medical Products Stock"), with each class having the voting, dividend, liquidation, exchange, and other rights described in the accompanying Prospectus/Proxy Statement.


3. To consider and vote on a proposal to amend the Epitope, Inc. 1991 Stock Award Plan to, among other matters, increase the number of shares available for issuance under the plan by 1 million shares of existing Common Stock (Medical Products Stock if the Agritope Stock Proposal is approved) and, contingent on approval of the Agritope Stock Proposal, 1 million shares of Agritope Stock; and to adjust outstanding options.

4. To consider and vote on a proposal to amend the Epitope, Inc. 1993 Employee Stock Purchase Plan to, among other matters, increase the number of shares available for issuance under the plan by 250,000 shares of existing Common Stock (Medical Products Stock if the Agritope Stock Proposal is approved) and, contingent on approval of the Agritope Stock Proposal, 250,000 shares of Agritope Stock.

5.      To transact such other business as may properly come before the meeting.

        The foregoing items of business are more fully described in the Prospectus/Proxy Statement accompanying this Notice. Assuming that the proposals in items 3 and 4 above are approved by the shareholders, the plan amendments relating to Agritope Stock described in these items will be implemented only if the Agritope Stock Proposal is approved by the shareholders.

        Only holders of Common Stock of record at the close of business on , 1997 will be entitled to vote at the annual meeting of shareholders and any adjournments thereof.

By Order of the Board of Directors


Andrew S. Goldstein
Secretary

                , 1997

Beaverton, Oregon

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE URGED TO MARK, SIGN, DATE, AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENVELOPE PROVIDED. RETURNING YOUR PROXY DOES NOT DEPRIVE YOU OF YOUR RIGHT TO ATTEND THE MEETING AND TO VOTE YOUR SHARES IN PERSON.


                                TABLE OF CONTENTS

                                                                                                               Page

PROSPECTUS/PROXY STATEMENT........................................................................................1

AVAILABLE INFORMATION.............................................................................................4

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...................................................................4

SUMMARY...........................................................................................................5


        The Company...............................................................................................5
        The Annual Meeting........................................................................................5
        Election of Class I Directors.............................................................................6
        The Agritope Stock Proposal...............................................................................6
        Summary Comparison of Existing Epitope Common Stock with Terms of
          Medical Products Stock and Agritope Stock .............................................................11
        Stock Plan Proposals.....................................................................................14
        Recommendations of the Board.............................................................................15
        Recent Developments......................................................................................15
        Selected Financial Data..................................................................................16
        Comparative Per-Share Financial Information..............................................................18
        Epitope Common Stock Price Range and Dividend Policy.....................................................18

RISK FACTORS.....................................................................................................19

NOTE REGARDING FORWARD-LOOKING STATEMENTS........................................................................28

THE ANNUAL MEETING...............................................................................................28

PROPOSAL 1:  Election of Class I Directors.......................................................................30

PROPOSAL 2:  The Agritope Stock Proposal.........................................................................34

        General..................................................................................................34
        The Distribution.........................................................................................35
        Reasons for the Agritope Stock Proposal..................................................................36
        Management and Accounting Policies.......................................................................37
        Description of Medical Products Stock and Agritope Stock.................................................40
        Dividend Policy..........................................................................................49
        Stock Transfer Agent and Registrar.......................................................................49

                                                     - i -







        Quotation of Medical Products Stock and Agritope Stock...................................................50
        Financial Advisor........................................................................................50
        No Dissenters' Rights....................................................................................50
        Effects on Convertible Securities........................................................................50
        Certain Federal Income Tax Considerations................................................................50

GENERAL PROVISIONS REGARDING THE PROPOSED AMENDMENTS TO THE 1991 STOCK
AWARD PLAN AND 1993 EMPLOYEE STOCK PURCHASE PLAN ................................................................54

PROPOSAL 3:  Amendment of 1991 Stock Award Plan .................................................................55

PROPOSAL 4:  Amendment of 1993 Employee Stock Purchase Plan .....................................................62

EXECUTIVE OFFICERS...............................................................................................64

EXECUTIVE COMPENSATION...........................................................................................66

REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE...................................................................68

STOCK PRICE PERFORMANCE GRAPH....................................................................................70

PRINCIPAL SHAREHOLDERS...........................................................................................71

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE..........................................................72

CERTAIN TRANSACTIONS.............................................................................................72

LEGAL OPINIONS...................................................................................................73

EXPERTS..........................................................................................................73

FINANCIAL ADVISOR................................................................................................73

INDEPENDENT ACCOUNTANTS..........................................................................................73

ANNUAL REPORT....................................................................................................73

DEADLINE FOR SHAREHOLDER PROPOSALS...............................................................................73

EXPENSES OF SOLICITATION.........................................................................................74

OTHER MATTERS....................................................................................................74

     ANNEXES

     Annex I       Index of Defined Terms





     Annex II      Proposed   Amendment   to  the   Restated   Articles  of
                   Incorporation of Epitope, Inc.

     Annex III     The  Company   Description   of  Business   Management's
                   Discussion and Analysis of Financial Condition and Results of
                   Operations Financial Statements and Supplementary Data


     Annex IV      Proposed Amendments to 1991 Stock Award Plan

     Annex V       Proposed Amendments to 1993 Employee Stock Purchase Plan


     Annex VI      Illustration of Certain Provisions

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



                       SUBJECT TO COMPLETION. DATED , 1997


                           PROSPECTUS/PROXY STATEMENT
                           --------------------------

                                  EPITOPE, INC.
                            8505 S.W. CREEKSIDE PLACE
                             BEAVERTON, OREGON 97008

PROSPECTUS                                                       PROXY STATEMENT
Agritope Common Stock, no par value          1997 Annual Meeting of Shareholders


        This Prospectus and Proxy Statement (the "Prospectus/Proxy Statement") is being furnished to shareholders of Epitope, Inc., an Oregon corporation (the "Company" or "Epitope"), in connection with the solicitation of proxies by the Board of Directors (the "Board") for the annual meeting of shareholders to be held on , 1997, and any adjournments thereof (the "Annual Meeting").

        At the Annual Meeting, shareholders will be asked to elect three Class I directors to serve on the Board until the year 2000 annual meeting of shareholders. In addition, Epitope will present a proposal (the "Agritope Stock Proposal") to adopt an amendment to Epitope's Restated Articles of Incorporation (the "Articles") that would, among other things, increase Epitope's authorized common stock, no par value ("Epitope Common Stock"), from 30 million shares to 100 million shares, create a new class of common stock, Agritope Common Stock, no par value (the "Agritope Stock"), and redesignate existing Epitope Common Stock as Epitope Medical Products Common Stock ("Medical Products Stock"). At the Annual Meeting, shareholders also will be asked to approve changes to the 1991 Stock Award Plan (the "Award Plan"), to the 1993 Employee Stock Purchase Plan (the "Purchase Plan," and together with the Award Plan, the "Stock Plans"), and to outstanding options. A detailed description of each proposal is included in this Prospectus/Proxy Statement. An index showing the pages on which certain terms used in this Prospectus/Proxy Statement are defined is attached as Annex I.

        If the Agritope Stock Proposal is approved, Epitope plans to make a distribution (the "Distribution") of one-half share of Agritope Stock on each outstanding share of Epitope Common Stock, or an aggregate of approximately 6.9 million shares of Agritope Stock, to the holders of record at the close of business on the effective date of the amendment to the Articles (the "Effective Date"). The Company expects that the Effective Date would be the date of the Annual Meeting. The Agritope Stock issuable in connection with the Distribution would be intended initially to represent 100 percent of the equity value of the Company attributable to Agritope. Additional shares of Agritope Stock will be reserved for issuance upon the exercise of outstanding stock options and warrants and the conversion of outstanding convertible notes as a result of antidilution adjustments relating to the Distribution. Shares of Epitope Common Stock will be redesignated as Medical Products Stock on the Effective Date on a one-for-one basis. Except as otherwise required by law or under certain limited circumstances contained in the Articles as proposed to be amended, (i) the holders of Medical Products Stock and the holders of Agritope Stock will vote together as a single voting group and will have relative voting power based on the respective market capitalizations of each such class of stock, determined as of each applicable record date, and (ii) dividends on Medical Products Stock will be limited to the Available Medical Products Dividend Amount and dividends on Agritope Stock will be limited to the Available Agritope Dividend Amount. In case of the liquidation of Epitope, holders of Medical Products Stock and

Agritope Stock will be entitled to receive the assets, if any, remaining for distribution to common shareholders on a per share basis in proportion to the relative market capitalizations of each such class of stock. Each class of common stock will be subject, under certain conditions, to both mandatory and optional provisions for exchange.
See "Proposal 2:  The Agritope Stock Proposal."

        The Agritope Stock Proposal is intended to provide investors with separate securities reflecting the performance of the Company's agribusiness and agricultural biotechnology business ("Agritope") and medical products business ("Epitope Medical Products"), respectively, while preserving for the Company's businesses the benefits of being part of a consolidated enterprise. The Agritope Stock Proposal is intended to enhance shareholder value over the long term by permitting separate market valuations of Agritope and Epitope Medical Products and recognition of the respective value of each group. The Agritope Stock Proposal is also intended to afford increased flexibility for each group to raise capital, make acquisitions and investments, and enter into strategic partnering transactions, using an equity security related specifically to that group. See Annex III, "Description of Business," for a description of Agritope and Epitope Medical Products.

        HOLDERS OF BOTH AGRITOPE STOCK AND MEDICAL PRODUCTS STOCK WOULD BE COMMON SHAREHOLDERS OF THE COMPANY AND WOULD BE SUBJECT TO RISKS ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND ALL ITS BUSINESSES, ASSETS, AND LIABILITIES. THE COMPANY CAN PROVIDE NO ASSURANCE AS TO THE DEGREE TO WHICH THE MARKET PRICE OF STOCK RELATED TO EITHER AGRITOPE OR EPITOPE MEDICAL PRODUCTS WILL REFLECT THE SEPARATE PERFORMANCE OF THE GROUP OR AS TO THE IMPACT OF THE PROPOSAL ON THE MARKET PRICE OF MEDICAL PRODUCTS STOCK. IN ADDITION, IMPLEMENTATION OF THE AGRITOPE STOCK PROPOSAL WILL, TO AN EXTENT, MAKE THE CAPITAL STRUCTURE OF THE COMPANY MORE COMPLEX AND MAY GIVE RISE TO OCCASIONS WHEN THE INTERESTS OF THE HOLDERS OF MEDICAL PRODUCTS STOCK AND THE HOLDERS OF AGRITOPE STOCK MAY DIVERGE OR APPEAR TO DIVERGE.


        Shares represented by a properly executed proxy will be voted in accordance with the instructions given in the proxy. If no instructions are given, shares will be voted according to the recommendations of the Board as stated on the proxy. Shareholders may revoke the authority granted by their proxies at any time before the meeting by notice in writing delivered to the Secretary of the Company, by submitting a subsequently dated proxy, or by attending the meeting, withdrawing the proxy, and voting in person.


        Only Epitope shareholders of record at the close of business on , 1997 will be entitled to vote at the Annual Meeting. On that date, Epitope had outstanding shares of Epitope Common Stock, its only outstanding class of stock. A majority of the outstanding shares of Epitope Common Stock, represented in person or by proxy, constitutes a quorum for the transaction of business.


        AN INVESTMENT IN AGRITOPE STOCK AND MEDICAL PRODUCTS STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("COMMISSION") OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        No person is authorized to give any information or to make any representation not contained in this Prospectus/Proxy Statement in connection with the offering and solicitation made hereby and, if given or made, such information or representation should not be relied upon as having been authorized. This Prospectus/Proxy Statement does not constitute an offer to sell or a solicitation of any offer to buy the securities offered by this Prospectus/Proxy Statement or a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Prospectus/Proxy Statement nor any distribution of the securities offered pursuant to this Prospectus/Proxy Statement shall create an implication that there has been no change in the affairs of the Company or that the information in the documents incorporated herein by reference is correct as of any time subsequent to the date hereof.


         The date of this Prospectus/Proxy Statement is , 1997 and it is first being mailed or delivered to Epitope shareholders on or about that date.


        PLEASE MARK, SIGN, AND DATE THE ENCLOSED PROXY CARD, AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE PROVIDED FOR THIS PURPOSE.

                              AVAILABLE INFORMATION

        The Company has filed with the Commission a registration statement (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to Agritope Stock. This Prospectus/Proxy Statement does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and Agritope Stock, reference is made to the Registration Statement. Statements contained in this Prospectus/Proxy Statement as to the contents of any contract or other document which is filed as an exhibit to the Registration Statement are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of such contract or document.


          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Commission. Reports, proxy statements, and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C.; 500 West Madison Street, Chicago, Illinois; and 7 World Trade Center, New York, New York. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet Web site that contains reports, proxy and information statements, and other information regarding reporting companies under the Exchange Act. The address of the Internet Web site is http://www.sec.gov.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


          The following documents filed with the Commission pursuant to the Exchange Act are incorporated in this Prospectus/Proxy Statement by reference:
(i) the Company's Annual Report on Form 10-K for the year ended September 30, 1996, and (ii) the Company's Current Reports on Form 8-K dated September 17, November 6, November 14, and December 12, 1996. In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus/Proxy Statement and prior to the date of the Annual Meeting shall be deemed to be incorporated by reference in this Prospectus/Proxy Statement and to be a part hereof from the date of filing of the documents (such documents, and the documents enumerated above, are hereinafter referred to as "Incorporated Documents"). Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus/Proxy Statement and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed Incorporated Document or in an accompanying prospectus supplement modifies or supersedes the statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus/Proxy Statement or the Registration Statement.

         THIS PROSPECTUS/PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS, OTHER THAN EXHIBITS THERETO, ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM GILBERT N. MILLER, EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER,
EPITOPE,  INC. 8505 S.W.  CREEKSIDE PLACE,  BEAVERTON,  OREGON 97008,  TELEPHONE
(503) 641-6115. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY , 1997.


         The   information   relating   to  the   Company   contained   in  this
Prospectus/Proxy Statement does not purport to be comprehensive and should be read together with the information contained in the Incorporated Documents.


         If you have any questions regarding the annual meeting or need assistance in voting, please contact our proxy solicitor, D.F. King & Co., Inc., at (800) 714-3312.

                                     SUMMARY

         THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS/PROXY STATEMENT. REFERENCE IS MADE TO, AND THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT AND THE ANNEXES. CAPITALIZED TERMS USED BUT NOT DEFINED IN THIS SUMMARY HAVE THE MEANINGS GIVEN ELSEWHERE IN THIS PROSPECTUS/PROXY STATEMENT. SEE ANNEX I, "INDEX OF TERMS." SHAREHOLDERS ARE URGED TO READ THIS PROSPECTUS/PROXY STATEMENT AND THE ANNEXES IN THEIR ENTIRETY.

                                   THE COMPANY

EPITOPE, INC.

         Epitope, Inc. utilizes biotechnology to develop and market medical diagnostic products, superior new plant varieties, and related products. The executive offices of Epitope and of its Epitope Medical Products and Agritope groups are located at 8505 S.W. Creekside Place, Beaverton, Oregon 97008, telephone (503) 641-6115.

THE EPITOPE MEDICAL PRODUCTS GROUP


         The Company's Epitope Medical Products group develops and markets diagnostic tests and related devices for the detection of HIV, the principal cause of AIDS, and for the detection of other medical conditions and analytes. Its oral specimen HIV testing system is marketed under the names OraSure(R) and EpiScreen(TM). Epitope Medical Products will encompass all of the Company's medical products businesses. See Annex III, "The Company--Description of Business--Epitope Medical Products."


THE AGRITOPE GROUP

         The Company's Agritope group historically has focused its efforts on the development of novel agricultural products using both plant genetic engineering and other modern methods. Through the recent acquisition of Andrew and Williamson Sales, Co. ("A&W") on December 12, 1996, and Agritope's majority ownership of Vinifera, Inc. ("Vinifera"), Agritope now conducts operations in each step of the production and distribution chain for a broad range of fruits, vegetables and plants and has an infrastructure that will facilitate commercialization of the Company's genetically engineered agricultural products.

         Agritope consists of three major units: Agritope Research and Development, A&W, and Vinifera. Agritope Research and Development contributes biotechnology and product development efforts to A&W and Vinifera as well as to its other business partners. Through A&W, Agritope produces, markets, distributes and sells a wide variety of fruits and vegetables throughout North America. Through Vinifera, Agritope believes that it offers one of the most technically advanced grapevine plant propagation and disease screening and elimination programs available to the worldwide wine and table grape production industry. See Annex III, "The Company--Description of Business--Agritope."

                               THE ANNUAL MEETING

         This Prospectus/Proxy Statement and enclosed proxy card are being furnished in connection with the solicitation of proxies by the Board for use at the Annual Meeting to be held on , 1997, at 9:00 a.m., Pacific time, at the Oregon Convention Center, 777 N.E. Martin Luther King Jr. Boulevard, Portland, Oregon, and at any adjournments thereof, pursuant to the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held to (i) elect three Class I directors, (ii) consider the Agritope Stock Proposal and (iii) consider the proposed amendments to the Stock Plans and outstanding options.

         Each nominee for director will be elected if he receives a plurality of the votes cast at the Annual Meeting. The Agritope Stock Proposal and each proposal relating to Stock Plans will be approved if the votes cast in favor of the proposal at the Annual Meeting exceed the votes cast opposing the proposal. Shareholders may expressly abstain from voting on the Agritope Stock Proposal and the Stock Plan proposals. Neither abstentions nor shares represented by duly executed and returned proxies of brokers or other nominees that are expressly not voted on any matter to be presented at the Annual Meeting will have any effect on the required vote on the matter.

          Only Epitope shareholders of record at the close of business on , 1997 (the "Record Date"), are entitled to notice of and to vote at the Annual
Meeting.  At the close of business on the Record Date,         shares of Epitope
Common Stock were outstanding. Each share of Epitope Common Stock is entitled to one vote on any matter brought before the meeting. The executive officers and directors of Epitope and their affiliates hold shares of Epitope Common Stock representing approximately percent of the outstanding shares of Epitope Common Stock (excluding shares that such persons have the right to acquire upon the exercise of stock options). See "Principal Shareholders." A majority of the shares of Epitope Common Stock outstanding as of the Record Date, represented in person or by proxy at the Annual Meeting, will constitute a quorum for the transaction of business.


                          ELECTION OF CLASS I DIRECTORS

         W. Charles Armstrong, Adolph J. Ferro, Ph.D., and Roger L. Pringle have been nominated for election as Class I directors, for a term of office expiring at the Annual Meeting of Shareholders in the year 2000. The three nominees are currently members of the Board. See "Proposal 1: Election of Class I Directors."

                           THE AGRITOPE STOCK PROPOSAL

GENERAL

         Shareholders are being asked to consider and approve the Agritope Stock Proposal, which if approved would authorize the amendment (the "Amendment") to the Articles set forth in Annex II. The Amendment would increase Epitope's authorized common stock from 30 million shares to 100 million shares, create Agritope Stock as a new class of authorized common stock of Epitope and redesignate the existing Epitope Common Stock as Medical Products Stock. Each class would have the voting, dividend, liquidation, exchange, and other rights described below. See "The Agritope Stock Proposal--Description of Medical Products Stock and Agritope Stock."

         Medical Products Stock and Agritope Stock are intended to reflect the value and track the performance of Epitope Medical Products and Agritope, respectively. See Annex III, "The Company--Description of Business," for a description of Epitope Medical Products and Agritope, respectively.


         The Board of Directors has adopted a resolution declaring a distribution of one-half share of Agritope Stock on each share of Medical Products Stock to holders of record at the close of business on the Effective Date, subject to approval of the Agritope Stock Proposal by Epitope shareholders. An aggregate of approximately 6.9 million shares of Agritope Stock would be issued in the Distribution. On or about the sixth business day following the Effective Date, certificates for shares of Agritope Stock will be mailed to holders of record at the close of business on the Effective Date. The Agritope Stock issuable in connection with the Distribution would be intended initially to represent 100 percent of the equity value of the Company attributable to Agritope. Additional shares of Agritope Stock will be reserved for issuance upon the exercise of outstanding stock options and warrants and the conversion of outstanding convertible notes as a result of antidilution adjustments relating to the Distribution.

         The Distribution ratio was determined by the Board in consultation with Vector Securities International, Inc. ("Vector Securities"), the Company's financial advisor in connection with the Agritope Stock Proposal. In determining the Distribution ratio, the Company took into account, among other things, the assets and liabilities of Agritope and Epitope Medical Products, their recent historical financial performance relative to competitors that are publicly traded, their future prospects and the current state of the capital markets.

         Except for the shareholder approval requirement described herein and requirements of applicable securities laws, no federal or state regulatory requirements must be complied with or approval obtained in connection with the Distribution.

         IF THE AGRITOPE STOCK PROPOSAL IS NOT APPROVED BY THE SHAREHOLDERS, AGRITOPE STOCK WILL NOT BE CREATED AND ISSUED, AND THE DISTRIBUTION WILL NOT OCCUR.

REASONS FOR THE AGRITOPE STOCK PROPOSAL


         The Board believes that the investment community has historically focused principally on the products and business of Epitope Medical Products and has not given sufficient recognition to the value of Agritope's business.
The Agritope Stock Proposal is intended to enhance shareholder value over the long term by permitting separate market valuations of Agritope and Epitope Medical Products and recognition of the respective value of each group. There can be no assurance, however, that the combined market values of the Medical Products Stock and the Agritope Stock held by a shareholder after the Effective Date will equal or exceed the market value of the existing Epitope Common Stock held by the shareholder prior to the Effective Date.

         The Agritope Stock Proposal is intended to provide investors with separate securities reflecting the performance of Agritope and Epitope Medical Products, respectively, while preserving for the Company's businesses the benefits of being part of a consolidated enterprise. Each group will benefit from the avoidance of duplicate overhead and infrastructure that would be required if each group operated on a stand-alone basis. In addition, the Company will retain the ability to file consolidated tax returns.

         The Agritope Stock Proposal is also intended to afford increased flexibility for each group to raise capital, make acquisitions and investments, and enter into strategic partnering transactions, using an equity security related specifically to that group. For example, if capital is needed solely for Agritope's business, the Company could issue Agritope Stock. Similarly, an acquisition related to Epitope Medical Products or strategic partnering transaction involving a partner interested solely in Epitope Medical Products could be effected through the issuance of Medical Products Stock. See "Proposal 2: The Agritope Stock Proposal--Reasons for the Agritope Stock Proposal."

RISK FACTORS

         Although the Board believes that the Agritope Stock Proposal is in the best interests of the Company and its shareholders, the proposal is subject to a number of risks and uncertainties. SHAREHOLDERS SHOULD CONSIDER THE RISKS SUMMARIZED BELOW, AS WELL AS ALL RISKS DISCUSSED FULLY UNDER "RISK FACTORS," IN EVALUATING THE AGRITOPE STOCK PROPOSAL.

         NO ASSURANCE AS TO MARKET PERFORMANCE; IMPACT OF CERTAIN TERMS. Because there has been no public market for Medical Products Stock (with respect solely to the business of Epitope Medical Products, as proposed) or for Agritope Stock, there can be no assurance as to the degree to which the market price of the classes of common stock will accurately reflect the value and track the performance of Epitope Medical Products and Agritope. In addition, Epitope cannot predict the impact that certain terms of the securities will have on the market prices of each class of common stock. There can be no assurance that the combined market values of the Medical Products Stock and the Agritope Stock held by a shareholder after the Effective Date will equal or exceed the market value of the existing Epitope Common Stock held by the shareholder prior to the Effective Date.

         UNUSUAL USE OF TARGETED STOCK. "Targeted stock," such as Medical Products Stock and Agritope Stock, is not a new concept. However, it has been used in the past primarily by businesses with historical earnings. The proposed changes in Epitope's capital structure may have substantially different effects from those experienced by companies with more mature businesses with targeted stock capital structures. See "Risk Factors--Risks Related to Two Classes of Common Stock--Unusual Use of Targeted Stock."

         SHAREHOLDERS OF ONE COMPANY; FINANCIAL IMPACTS ON ONE GROUP COULD AFFECT THE OTHER. Notwithstanding the allocation of revenues, costs, assets, liabilities, and shareholders' equity between Epitope Medical Products and Agritope for the purpose of preparing their respective financial statements, both holders of Medical Products Stock and holders of Agritope Stock will be shareholders of Epitope and will continue to be subject to all the risks associated with an investment in Epitope. Financial effects arising out of either group, including liabilities or contingencies, could affect the financial condition and results of operations of the Company on a consolidated basis and the other group, as well as the market price of both classes of common stock. In addition, any net losses of either group, dividends or distributions on, or repurchases of, Agritope Stock or Medical Products Stock, and dividends on or repurchases of any preferred stock that may hereafter be outstanding, will reduce funds of the Company legally available for the payment of dividends on both Agritope Stock and Medical Products Stock. Accordingly, Epitope Medical Products' and Agritope's financial information should be read in conjunction with Epitope's consolidated financial information. See "Risk Factors--Risks Related to Two Classes of Common Stock-Shareholders of One Company; Financial Impacts on One Group Could Affect the Other."

         FIDUCIARY DUTIES; POTENTIAL CONFLICTS. The existence of separate classes of common stock may give rise to occasions when the interests of holders of Medical Products Stock and holders of Agritope Stock may diverge or appear to diverge. Under the Oregon Business Corporation Act (the "Corporation Act"), Epitope's directors and officers are required to act in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner they reasonably believe to be in the best interests of the Company. The generally do not have separate or additional duties to any group of shareholders. The Company is not aware of any precedent concerning the manner in which principles of Oregon law would be applied in the context of the capital structure contemplated by the Agritope Stock Proposal. Other than as described under "The Agritope Stock Proposal--Management and Accounting Policies," no specific procedures have been adopted for consideration of matters involving a divergence of interests between the holders of Agritope Stock and Medical Products Stock. See "Risk Factors--Risks Related to Two Classes of Common Stock--Fiduciary Duties; Potential Conflicts."

         NO SEPARATE VOTING RIGHTS. Under the Agritope Stock Proposal, holders of Medical Products Stock and holders of Agritope Stock would vote together as a single voting group on all matters as to which holders of common stock generally are entitled to vote. Except in certain limited circumstances as provided under Oregon law and in Epitope's Articles as proposed to be amended, holders of each class of common stock will have no rights to vote on matters as a separate voting group. The Company anticipates that Medical Products Stock would initially represent a majority of the voting power of all classes entitled to vote in the election of directors.

         EXCHANGE OF MEDICAL PRODUCTS STOCK AND AGRITOPE STOCK AT COMPANY'S OPTION. The Board may, in its sole discretion, determine to exchange shares of either class of common stock for cash or shares of the other class of common stock (or any combination thereof) at a 15 percent premium at any time after February 28, 1999. Any such optional exchange could be made at a time when either Agritope Stock or Medical Products Stock or both may be considered to be overvalued or undervalued.


DESCRIPTION OF MEDICAL PRODUCTS STOCK AND AGRITOPE STOCK

         If the Agritope Stock Proposal is approved, Epitope's Articles will be amended to create Agritope Stock and to establish the following terms for Medical Products Stock and Agritope Stock:


         DIVIDENDS. Dividends on Medical Products Stock and Agritope Stock may be declared and paid only out of the lesser of funds of Epitope legally available therefor and the Available Medical Products Dividend Amount (with respect to Medical Products Stock) or the Available Agritope Dividend Amount (with respect to Agritope Stock). Subject to such limitations, the Board may, in its sole discretion, declare and pay dividends on either class of common stock without declaring or paying dividends on the other class, or may declare and pay dividends on both classes in equal or unequal amounts, notwithstanding the amounts available for payment of dividends on each class, the respective voting and liquidation rights of each class, the amount of prior dividends declared on each class, or any other factor. The Company has never paid any cash dividends on shares of Epitope Common Stock. The Company currently intends to retain its earnings to finance future growth and therefore does not anticipate paying any cash dividends on any class of its common stock in the foreseeable future.

         EXCHANGE AT COMPANY'S OPTION. At any time after February 28, 1999, the Company may exchange each outstanding share of Agritope Stock for any combination of cash and Medical Products Stock at a 15 percent premium over the average Market Value of Agritope Stock calculated over the 20-Trading Day period prior to the first public announcement by the Company of the exchange. Similarly, at any time after February 28, 1999, the Company may exchange each outstanding share of Medical Products Stock for any combination of cash and Agritope Stock at a 15 percent premium over the average Market Value of Medical Products Stock calculated over the 20-Trading Day period prior to the first public announcement by the Company of the exchange. See Annex VI for an illustration of the exchange provisions of Agritope Stock and Medical Products Stock.

         MANDATORY DIVIDEND, REDEMPTION, OR EXCHANGE. With certain exceptions, in the event of the Disposition by Epitope of all or substantially all (i.e., 80 percent or more on a current market value basis) the properties and assets allocated to Agritope or Epitope Medical Products, as the case may be, Epitope is required to either (i) distribute to holders of the relevant class of stock an amount in cash and/or securities or other property equal to their proportionate interest in the Fair Value of the Net Proceeds of such Disposition, either by dividend or redemption of all or part of the outstanding shares of such class of stock or (ii) exchange each outstanding share of the relevant class of stock for the number of shares of common stock of the other group equal to 115 percent of the ratio of the average Market Value of one share of the relevant class of stock to the average Market Value of one share of the other group's stock calculated over the ten-Trading Day period beginning on the 16th Trading Day after consummation of the Disposition. See Annex VI for an illustration of certain redemption or exchange provisions of Agritope Stock and Medical Products Stock.

         EXCHANGE FOR STOCK OF SUBSIDIARY. The Company may exchange all of the outstanding shares of Agritope Stock or Medical Products Stock for stock of one or more wholly owned subsidiaries, if the subsidiaries hold all the assets and liabilities of the Affected Group. If the Company elected to make such an exchange, each share of the Affected Group's Stock would be exchanged for a number of shares of common stock of the subsidiary or subsidiaries equal to the product of the Outstanding Interest Fraction of the Affected Group multiplied by the number of shares of subsidiary common stock that will be outstanding immediately after the exchange (excluding shares owned before the exchange by unaffiliated parties), divided by the number of shares of the Affected Group's stock outstanding.

         VOTING RIGHTS. Holders of shares of Medical Products Stock and Agritope Stock will vote together as a single voting group on all matters as to which holders of common stock generally are entitled to vote, except as otherwise required by law or as provided in the Articles as proposed to be amended. On all such matters, each share of Medical Products Stock will have one vote, and each share of Agritope Stock will have a variable number of votes (which could be more than, less than or equal to one) per share equal to the ratio of the average Market Value of one share of Agritope Stock to the average Market Value of one share of Medical Products Stock calculated over the 20-Trading Day period preceding the record date for the matter to be acted upon. As a result, the two classes of stock will have relative aggregate voting power proportional to the respective market capitalizations of each group. The voting rights of either class of stock would also be appropriately adjusted in the event of certain stock dividends, stock splits or other recapitalizations. The Company anticipates that Medical Products Stock would initially represent a majority of the voting power of all classes entitled to vote in the election of directors. Under the Articles as proposed to be amended and under Oregon law, certain corporate actions would require the approval of the holders of the affected class of common stock voting as a separate voting group. For a more detailed description of these actions, see "Proposal 2: The Agritope Stock Proposal--Description of Medical Products Stock and Agritope Stock--Voting Rights." See Annex VI for an illustration of the calculation of voting rights.


         LIQUIDATION. In the event of a dissolution, liquidation, or winding up of the Company, whether voluntary or involuntary, holders of outstanding shares of Medical Products Stock and Agritope Stock will be entitled to receive the assets, if any, remaining for distribution to common shareholders on a per-share basis in proportion to the relative market capitalizations of each such class of stock.


         INTER-GROUP INTERESTS. The shares of Agritope Stock issuable in connection with the Distribution would be intended initially to represent 100 percent of the equity value of the Company attributable to Agritope and, accordingly, Epitope Medical Products will not have an Inter-Group Interest in Agritope. Similarly, Agritope will not initially have an Inter-Group Interest in Epitope Medical Products. An Inter-Group Interest would be created only if a subsequent transfer of cash, assets, products, programs or other property from Agritope or Epitope Medical Products to the other group is specifically designated by the Board as creating an Inter-Group Interest (in contrast to transfers made for other consideration such as transfers as loans or in purchase and sale transactions) or if outstanding shares of Agritope Stock or Epitope Medical Products Stock are retired or otherwise cease to be outstanding following their purchase with funds attributed to the other group. See Annex VI for an illustration of the calculation of Inter-Group Interests.

         The amount of any Inter-Group Interest would be expressed in terms of the number of "Inter-Group Shares Issuable" with respect to an Inter-Group Interest, which is intended to provide a measure of the Inter-Group Interest on a basis comparable to an investment in shares of Agritope Stock or Medical Products Stock, as the case may be. In general, if an Inter-Group Interest is created by a transfer of cash, assets, products, programs or other property from Agritope or Epitope Medical Products to the other group, the Inter-Group Shares Issuable with respect to the Inter-Group Interest in the group receiving such cash, assets, products, programs or other property would be increased or the Inter-Group Interest of the receiving group in the other group, if any, would be reduced at the election of the Board, by an amount determined by dividing the Fair Value of the cash, assets, products, programs, or other property transferred by the average Market Value of one share of Agritope Stock or Medical Products Stock, as the case may be, calculated over the 20-Trading Day period preceding the date of transfer. To the extent that outstanding shares of Agritope Stock or Medical Products Stock, as the case may be, are retired or otherwise cease to be outstanding following their purchase with funds attributed to the other group, the Inter-Group Shares Issuable with respect to the Inter-Group Interest in the group represented by the retired shares would increase on a share-for-share basis. Shares of Agritope Stock or Medical Products Stock, as the case may be, purchased with funds attributed to the other group which remain outstanding (as a result of being held by a subsidiary included in the group) would not create an Inter-Group Interest or increase any then-existing Inter-Group Interest but would represent an outstanding interest in the equity value of the Company attributable to Agritope or Epitope Medical Products, as the case may be. Issuances of shares of Agritope Stock or Medical Products Stock, as the case may be, designated by the Board as reducing an Inter-Group Interest then existing would reduce the Inter-Group Shares Issuable with respect to the Inter-Group Interest in the issuing group on a share-for-share basis (with any proceeds of such issuances being credited to the group holding the Inter-Group Interest).

         The existence of an Inter-Group Interest in a group will, among other things, reduce the amount available for payment of dividends to holders of that group's outstanding stock by a ratio known as the Outstanding Interest Fraction. The "Outstanding Interest Fraction" means the percentage interest in the equity value of the Company attributable to a group that is represented at any time by the outstanding shares of the class of stock for that group, and the "Inter-Group Interest Fraction" means any remaining percentage interest in the equity value of the Company attributable to the group that is represented by an Inter-Group Interest held by the other group. The sum of the Outstanding Interest Fraction and the Inter-Group Interest Fraction for a group will always equal 100 percent for the group.


         For  further   information,   see  "Proposal  2:  The  Agritope   Stock
Proposal--Description of Medical Products Stock and Agritope Stock--Inter-Group Interests."

MANAGEMENT AND ACCOUNTING POLICIES

         The Board has adopted certain policies with regard to accounting and tax allocations, acquisitions or dispositions of programs, products or assets, and other matters to govern the management of Agritope and Epitope Medical Products. With certain exceptions, the Board may change these policies without a shareholder vote, although it has no present intention to do so. See "Proposal 2: The Agritope Stock Proposal--Management and Accounting Policies."

QUOTATION OF MEDICAL PRODUCTS STOCK AND AGRITOPE STOCK


         Epitope Common Stock is currently traded on the National Market tier of The Nasdaq Stock Market (the "Nasdaq National Market") under the symbol "EPTO." Agritope Stock has been approved for inclusion on the

Nasdaq National Market under the symbol "AGTO." Prior to the Effective Date, there will be no public market for Agritope Stock. See "Proposal 2: The Agritope Stock Proposal--Quotation of Medical Products Stock and Agritope Stock."


NO DISSENTERS' RIGHTS

         Under Oregon law and the Articles, shareholders will not have any dissenters' rights of appraisal in connection with the Agritope Stock Proposal.

TAX CONSIDERATIONS

         Epitope has been advised by tax counsel that no gain or loss will be recognized by either Epitope or its shareholders upon implementation of either the Agritope Stock Proposal or the Distribution. However, there are no court decisions bearing directly on transactions similar to the Agritope Stock Proposal, and the Internal Revenue Service has had under study since 1987 the federal income tax consequences of transactions similar to the Agritope Stock Proposal. See "Proposal 2: The Agritope Stock Proposal--Certain Federal Income Tax Considerations."

FRACTIONAL SHARES


         Fractional shares of Agritope Stock will not be issued in the Distribution. If the number of shares of Agritope Stock to be issued to any record holder of Medical Products Stock includes a fraction of a whole share, the Company will pay an amount in cash for the fractional share. See "Proposal 2: The Agritope Stock Proposal-- Fractional Shares."


               SUMMARY COMPARISON OF EXISTING EPITOPE COMMON STOCK
             WITH TERMS OF MEDICAL PRODUCTS STOCK AND AGRITOPE STOCK

         The following summary is intended only to highlight certain of the terms of the outstanding Epitope Common Stock and the comparable terms of the Agritope Stock and Medical Products Stock, if the Agritope Stock Proposal is approved by shareholders. The following summary is not intended to be complete and is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus/Proxy Statement, the annexes hereto, and the documents incorporated by reference or otherwise referred to herein.



                      EXISTING                                  AGRITOPE STOCK PROPOSAL
ATTRIBUTE             COMMON STOCK              MEDICAL PRODUCTS STOCK              AGRITOPE STOCK

Business              All businesses            Medical products                  Agribusiness and
                      of the Company.           business.                         agricultural
                                                                                  biotechnology
                                                                                  operations.



Distribution          - -                       Existing shares of                One-half share of
                                                Epitope Common                    Agritope Stock will
                                                Stock will be                     be distributed for
                                                redesignated as                   each share of
                                                Medical Products                  Epitope Common
                                                Stock on a one-                   Stock outstanding
                                                for-one basis.                    on the Effective Date.



                                     - 11 -




                      EXISTING                                  AGRITOPE STOCK PROPOSAL
ATTRIBUTE             COMMON STOCK              MEDICAL PRODUCTS STOCK                  AGRITOPE STOCK


Shares                13,713,565                13,713,565                               6,856,782
outstanding as of
December 31,
1996 (assuming
the Distribution
had occurred
on that date)



Authorized            30,000,000                60,000,000                              40,000,000
shares



Voting rights         One vote per              One vote per                            A variable number
                      share.                    share; generally                        of votes per share
                                                voting with the                         equal to the ratio
                                                Agritope Stock as                       of the average
                                                a single voting                         Market Value of one
                                                group.                                  share of Agritope
                                                                                        Stock to the average
                                                                                        Market Value of one
                                                                                        share of Medical Products
                                                                                        Stock calculated over
                                                                                        the 20-Trading Day period
                                                                                        preceding the applicable
                                                                                        record date; generally
                                                                                        voting with the Medical
                                                                                        Products Stock as a
                                                                                        single voting group.



Dividends             Dividends are             Dividends are                           Dividends are
                      payable out of            limited to the                          limited to the
                      assets legally            lesser of assets                        lesser of assets
                      available                 legally available                       legally available
                      therefor.  No             therefor and the                        therefor and the
                      dividends have            Available Medical                       Available Agritope
                      been paid or are          Products Dividend                       Dividend Amount.
                      anticipated for           Amount.  No                             No dividends are
                      the foreseeable           dividends are                           anticipated for the
                      future.                   anticipated for                         foreseeable future.
                                                the foreseeable                         Any dividends on
                                                future.  Any                            Medical Products
                                                dividends on                            Stock and Agritope
                                                Medical Products                        Stock may be
                                                Stock and Agritope                      declared and paid
                                                Stock may be                            in equal or unequal
                                                declared and paid                       amounts.  Dividends

                                     - 12 -




                      EXISTING                                  AGRITOPE STOCK PROPOSAL
ATTRIBUTE             COMMON STOCK              MEDICAL PRODUCTS STOCK                  AGRITOPE STOCK


                                                in equal or                             on Agritope Stock may
                                                unequal amounts.                        be limited or eliminated
                                                Dividends on Medical                    because of losses
                                                Products Stock may                      attributed to either
                                                be limited or                           group.
                                                eliminated because
                                                of losses attributed
                                                to either group.



Liquidation           Entitled to net           Entitled with                           Entitled with
rights                assets available          holders of                              holders of Medical
                      for distribution          Agritope Stock to                       Products Stock to
                      to common                 net assets                              net assets
                      shareholders              available for                           available for
                      upon                      distribution to                         distribution to
                      liquidation.              common                                  common
                                                shareholders upon                       upon liquidation,
                                                liquidation, in                         in proportion to
                                                proportion to the                       the relative market
                                                relative market                         capitalizations of
                                                capitalizations of                      Agritope Stock and
                                                Medical Products                        Medical Products
                                                Stock and Agritope                      Stock.
                                                Stock.



Exchange at           None.                     Exchangeable at                         Exchangeable at the
Company's                                       the Company's                           Company's option
option                                          option after                            after February 28,
                                                February 28, 1999,                      1999, for any
                                                for any                                 combination of cash
                                                combination of                          and Medical
                                                cash and Agritope                       Products Stock at a
                                                Stock at a                              15 percent premium
                                                15 percent premium                      over the average
                                                over the average                        Market Value of one
                                                Market Value of                         share of Agritope
                                                one share of                            Stock calculated
                                                Medical Products                        over the 20-Trading
                                                Stock calculated                        Day period prior to
                                                over the 20-                            public announcement
                                                Trading Day period                      of the exchange.
                                                prior to public
                                                announcement of
                                                the exchange.



                                     - 13 -




                      EXISTING                                  AGRITOPE STOCK PROPOSAL
ATTRIBUTE             COMMON STOCK              MEDICAL PRODUCTS STOCK                  AGRITOPE STOCK


Mandatory             None.                     If 80% or more of                       If 80% or more of
exchange                                        Epitope Medical                         Agritope's assets
                                                Products' assets are                    are sold, the Company
                                                sold, the Company                       must either (i)
                                                must either (i)                         distribute to
                                                distribute to the                       the holders of Agritope
                                                holders of Medical                      Stock cash, securities
                                                Products Stock cash,                    and/or other property
                                                securities and/or                       equal to their proportionate
                                                other property equal                    share of the Fair
                                                to their proportionate                  Value of the Net Proceeds,
                                                share of the Fair                       either by dividend
                                                Value of the Net                        or redemption of all
                                                proceeds, either                        or part of the
                                                by dividend or                          outstanding Agritope Stock
                                                redemption of all or                    or (ii) exchange all
                                                part of the outstanding                 outstanding Agritope Stock
                                                Medical Products Stock                  for Medical Products Stock
                                                or (ii) exchange all                    at a 15% premium over
                                                outstanding Medical                     the average Market Value of
                                                Products Stock for                      Medical Products Stock
                                                Agritope Stock at a 15%                 calculated over the
                                                premium over the                        ten-Trading Day
                                                average Market Value                    period beginning on
                                                of Agritope Stock                       the 16th Trading
                                                calculated over the                     Day after consummation
                                                ten-Trading Day                         of the Disposition.
                                                period beginning
                                                on the 16th Trading Day
                                                after consummation of
                                                the Disposition.



Listing               Nasdaq National           Nasdaq National                                  Nasdaq National
                      Market.  Symbol           Market.  Symbol                         Market.  Symbol "AGTO."
                      Symbol "EPTO."            "EPTO."




                              STOCK PLAN PROPOSALS


         At the Annual Meeting, shareholders will also be asked to consider and approve two proposals to amend the Award Plan and Purchase Plan to authorize increases in the number of shares available for issuance under the Stock Plans, to authorize the granting of stock options, awards and purchase rights in either Medical Products Stock, Agritope Stock or both, and to make other changes. The proposal to amend the Award Plan also provides for adjustment of outstanding options under the Award Plan, Incentive Stock Option Plan for Key Employees ("ISOP") and Agritope, Inc., 1992 Stock Award Plan ("1992 Plan") to provide for the issuance of Agritope Stock. Shareholders are being asked to approve the increases in shares available under the Stock Plans and other proposed changes regardless of whether the Agritope Stock Proposal is approved. If the proposals relating to the Stock Plans are approved by the shareholders but the Agritope Stock Proposal is not approved, the plan amendments relating to Agritope Stock, including the increases in shares relating to awards in Agritope Stock, will not be implemented.


         It is currently anticipated that options to purchase a total of approximately 95,000 shares of Agritope Stock will have been granted to certain officers and employees of A&W under the Award Plan prior to the Effective Date, subject to approval of the Agritope Stock Proposal and the proposed amendments to the Award Plan. This number excludes options to purchase Agritope Stock that result from antidilution adjustments to options previously granted to purchase shares of the existing Epitope Common Stock. See "Proposal 3: Amendment of 1991 Stock Award Plan" and "Proposal 4: Amendment of 1993 Employee Stock Purchase Plan."

                          RECOMMENDATIONS OF THE BOARD

         THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE NOMINEES FOR CLASS I DIRECTORS AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR THEIR ELECTION TO THE BOARD OF DIRECTORS.

         THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE AGRITOPE STOCK PROPOSAL AND THE STOCK PLAN PROPOSALS AND BELIEVES THAT THEIR ADOPTION IS IN THE BEST INTERESTS OF EPITOPE AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE AGRITOPE STOCK PROPOSAL AND THE STOCK PLAN PROPOSALS.

                               RECENT DEVELOPMENTS


         On December 12, 1996, the Company completed a merger with Andrew and Williamson Sales, Co. in exchange for 520,000 shares of Epitope Common Stock. The merger has been accounted for as a pooling of interests. A&W, founded in 1986, is a fruit and vegetable producer and provides sales and distribution services for growers from mainland and Baja, Mexico and the San Joaquin Valley in California. Fred L. Williamson, a founder and president of A&W, is expected to become an executive officer of the Company. He and the other A&W principals entered into three-year employment agreements with the Company. For additional information about the acquisition, see Annex III, "Description of Business--Agritope--Andrew and Williamson Sales, Co."

                             SELECTED FINANCIAL DATA
                      HISTORICAL COMPARATIVE FINANCIAL DATA
               (In thousands, except net profit (loss) per share)

         The following table sets forth selected historical consolidated income and balance sheet data of Epitope, Inc. and its subsidiaries; selected historical combined income and balance sheet data of Epitope Medical Products; and selected historical combined income and balance sheet data of Agritope. The balance sheet data at September 30, 1996 and 1995 and the operating results data for the years ended September 30, 1996, 1995, and 1994 have been derived from audited consolidated financial statements and notes thereto included in this Prospectus/Proxy Statement. The balance sheet data at September 30, 1994, 1993 and 1992 and operating results data for the years ended September 30, 1993 and 1992 are unaudited, but, in the opinion of management, include all adjustments necessary for fair presentation. Net income (loss) per share for Epitope Medical Products and Agritope is presented on a proforma basis assuming that the distribution of Agritope Stock and redesignation of Epitope Common Stock as Medical Products Stock pursuant to the Agritope Stock Proposal had occurred on October 1, 1991. The following historical financial information has not been restated to give effect to the merger with Andrew and Williamson Sales, Co. on December 12, 1996. The merger has been accounted for as a pooling of interests. See Supplemental Comparative Financial Data below.

YEAR ENDED SEPTEMBER 30                       1996             1995            1994           1993            1992
EPITOPE MEDICAL PRODUCTS
Combined operating results
Revenues..................................$  5,594         $  2,856        $  2,605       $  2,759        $  2,985
Operating costs and expenses .............  10,881           14,463           8,890          9,376           8,311
Other income (expense), net ..............   6,027              756             236         (1,276)            221
Net profit (loss) ........................     739          (10,851)         (6,048)        (7,893)         (5,106)
Proforma net profit (loss) per share .....     .06             (.91)           (.60)          (.89)           (.59)
Proforma shares used in per share
calculations .............................  13,440           11,886          10,050          8,828           8,628
Combined balance sheet data
Working capital ..........................$ 20,366        $  15,449       $  13,474       $  7,029        $  5,255
Total assets .............................  24,350           21,831          17,183         10,381           7,954
Accumulated deficit ...................... (41,705)         (42,444)        (31,593)       (25,545)        (17,652)
Group equity .............................  22,532           18,035         15,661           9,280           7,178

AGRITOPE
Combined operating results
Revenues .................................$    585         $  2,110         $ 2,213       $    524         $    58
Operating costs and expenses .............   2,821            9,920          11,703          7,331           2,790
Other income (expense), net ..............      97              166             (94)           (29)             72
Net loss .................................  (2,139)          (7,645)         (9,584)        (6,836)         (2,660)
Proforma net loss per share ..............    (.34)           (1.29)          (1.91)         (1.55)           (.62)
Proforma shares used in per share
calculations .............................   6,331            5,943           5,025          4,414           4,314
Combined balance sheet data
Working capital ..........................$  1,264         $  5,082         $ 3,710        $ 1,673         $ 4,368
Total assets .............................  10,097            8,303           7,372          3,764           6,177
Long-term debt ...........................       -               22              38             57               -
Convertible notes, due 1997 ..............   3,620            3,620           4,070          4,630           5,495
Accumulated deficit ...................... (31,280)         (29,141)        (21,497)       (11,912)         (5,076)
Group equity (deficit) ...................   5,435            4,312           2,810         (1,310)            482

EPITOPE, INC. AND SUBSIDIARIES
Consolidated operating results
Revenues ................................. $ 6,179         $  4,965        $  4,819       $  3,283        $  3,043
Operating costs and expenses .............  13,702           24,383          20,593         16,707          11,102
Other income (expense), net ..............   6,123              922             141         (1,305)            293
Net loss .................................  (1,400)         (18,496)        (15,633)       (14,729)         (7,765)
Net loss per share .......................    (.11)           (1.56)          (1.56)         (1.67)           (.90)
Shares used in per share calculations ....  12,661           11,886          10,050          8,828           8,628
Consolidated balance sheet data
Working capital ..........................$ 21,630         $ 20,532        $ 17,184       $  8,703        $  9,623
Total assets .............................  34,447           30,134          24,555         14,145          14,130
Long-term debt ...........................       -               22              38             57               -
Convertible notes, due 1997 ..............   3,620            3,620           4,070          4,630           5,495
Accumulated deficit ...................... (72,985)         (71,585)        (53,090)       (37,457)        (22,728)
Shareholders' equity .....................  27,967           22,347          18,470          7,970           7,660

                                     - 16 -




                     SUPPLEMENTAL COMPARATIVE FINANCIAL DATA
        (In thousands, except net profit (loss) and dividends per share)

         The following table sets forth selected supplemental consolidated income and balance sheet data of Epitope, Inc. and its subsidiaries; selected supplemental combined income and balance sheet data of Epitope Medical Products;
and selected  supplemental  combined  income and balance sheet data of Agritope.
The balance sheet data at September 30, 1996 and 1995 and the operating results data for the years ended September 30, 1996, 1995, and 1994 have been derived from audited consolidated financial statements and notes thereto included in this Prospectus/Proxy Statement. The balance sheet data at September 30, 1994,
1993 and 1992 and operating results data for the years ended September 30, 1993 and 1992 are unaudited, but, in the opinion of management, include all adjustments necessary for fair presentation. Net income (loss) per share for Epitope Medical Products and Agritope is presented on a proforma basis assuming that the distribution of Agritope Stock and redesignation of Epitope Common
Stock as Medical Products Stock pursuant to the Agritope Stock Proposal had occurred on October 1, 1991. The following supplemental financial information has been restated to give effect to the merger with Andrew and Williamson Sales, Co. on December 12, 1996. The merger has been accounted for as a pooling of interests.

YEAR ENDED SEPTEMBER 30                         1996           1995            1994           1993            1992
EPITOPE MEDICAL PRODUCTS
Combined operating results
Revenues .................................  $  5,594       $  2,856        $  2,605       $  2,759        $  2,985
Operating costs and expenses .............    10,881         14,463           8,890          9,376           8,311
Other income (expense), net ..............     6,027            756             236         (1,276)            221
Net profit (loss) ........................       739        (10,851)         (6,048)        (7,893)         (5,106)
Proforma net profit (loss) per share .....       .05           (.87)           (.57)          (.84)           (.56)
Proforma shares used in per share
  calculations............................    13,960         12,406          10,570          9,348           9,148
Combined balance sheet data
Working capital ..........................  $ 20,366      $  15,449       $  13,474       $  7,029        $  5,255
Total assets .............................    24,350         21,831          17,183         10,381           7,954
Accumulated deficit ......................   (41,705)       (42,444)        (31,593)       (25,545)        (17,652)
Group equity .............................    22,532         18,035          15,661          9,280           7,178

AGRITOPE
Combined operating results
Revenues .................................  $ 63,057       $ 54,289        $ 62,918       $ 39,796         $30,348
Operating costs and expenses .............    63,390         62,059          71,024         45,503          32,745
Other income (expense), net ..............      (671)          (252)           (444)          (184)            (76)
Net loss .................................    (1,004)        (8,022)         (8,550)        (5,891)         (2,473)
Proforma net loss per share ..............      (.15)         (1.29)          (1.62)         (1.26)           (.54)
Proforma dividends per share .............       .20            .05             .10            .15             .03
Proforma shares used in per share
  calculations ...........................     6,591          6,203           5,285          4,674           4,574
Combined balance sheet data
Working capital ..........................  $    754       $  5,765         $ 5,185        $ 2,553         $ 4,845
Total assets .............................    20,861         15,597          11,500          9,554          10,103
Long-term debt ...........................       528          1,648           1,714          1,648           1,080
Convertible notes, due 1997 ..............     3,620          3,620           4,070          4,630           5,495
Accumulated deficit ......................   (30,585)       (28,255)        (19,900)       (10,809)         (4,219)
Group equity (deficit) ...................     6,152          5,219           4,429           (186)          1,360

EPITOPE, INC. AND SUBSIDIARIES
Consolidated operating results
Revenues .................................   $68,650       $ 57,144        $ 65,523       $ 42,554        $ 33,333
Operating costs and expenses .............    74,271         76,522          79,913         54,878          41,057
Other income (expense), net ..............     5,356            504            (208)        (1,460)            145
Net loss .................................      (265)       (18,874)        (14,598)       (13,784)         (7,578)
Net loss per share .......................      (.02)         (1.52)          (1.38)         (1.47)           (.83)
Dividends per share ......................       .10            .03             .05            .07             .02
Shares used in per share calculations ....    13,181         12,406          10,570          9,348           9,148
Consolidated balance sheet data
Working capital ..........................  $ 21,120       $ 21,214        $ 18,659       $  9,583        $ 10,100
Total assets .............................    45,211         37,427          28,682         19,935          18,056
Long-term debt ...........................       528          1,648           1,714          1,648           1,080
Convertible notes, due 1997 ..............     3,620          3,620           4,070          4,630           5,495
Accumulated deficit ......................   (72,290)       (70,700)        (51,492)       (36,354)        (21,871)
Shareholders' equity .....................    28,684         23,254          20,089          9,095           8,539

                   COMPARATIVE PER-SHARE FINANCIAL INFORMATION

         The following unaudited information reflects certain comparative per-share data related to book value and net income (loss) from continuing operations (i) on a restated basis for the Company after giving effect to the merger with A&W accounted for as a pooling of interests and (ii) on a proforma basis per share of Medical Products Stock and Agritope Stock after giving effect to the merger with A&W accounted for as a pooling of interests and the proposed Distribution. The Company has not paid any cash dividends on Epitope Common Stock.

         The information shown below should be read in conjunction with the financial statements included in this Prospectus/Proxy Statement.

                                                  COMMON STOCK        MEDICAL PRODUCTS STOCK       AGRITOPE STOCK
                                                   (HISTORICAL)                    (PROFORMA)           (PROFORMA)

Net income (loss) per
 share for the year ended
 September 30, 1996 . . . . . . . . . . . . . . .      ($  .02)                       $  .05              ($  .15)

Book value per share
 as of September 30, 1996 . . . . . . . . . . . .       $ 2.13                        $ 1.67               $  .91

              EPITOPE COMMON STOCK PRICE RANGE AND DIVIDEND POLICY

         Epitope Common Stock is traded on the Nasdaq National Market under the symbol "EPTO." Prior to 1997, Epitope Common Stock was traded on the American Stock Exchange ("AMEX"). High and low sales prices reported by AMEX during the periods indicated are shown below.

YEAR ENDED SEPTEMBER 30                              1996                                                1995
-------------------------------------------------------------------------------------------------------------

Sales price per share                      High                 Low                    High                  Low

First Quarter . . . . . . . . . . . . . . $  18              $  9-1/2              $  26                 $  18-1/2

Second Quarter  . . . . . . . . . . . . .  19-1/2              13-7/8                  21-7/8               13-5/8

Third Quarter . . . . . . . . . . . . . .  22-7/8              15-1/2                  18-3/8               13-5/8

Fourth Quarter  . . . . . . . . . . . . .  16-1/8              11-3/4                  18                   13-3/4


         On November 6, 1996, the trading day prior to the Company's announcement of the Agritope Stock Proposal, the closing price of Epitope Common Stock as reported on AMEX was $15.25. On , 1997, the closing price of Epitope Common Stock as reported on the Nasdaq National Market was $ . On November 30, 1996, there were 1,080 holders of record of Epitope Common Stock. The Company has never paid any cash dividends, and the Board of Directors does not anticipate paying cash dividends in the foreseeable future. The Company intends to retain any future earnings to provide funds for the operation and expansion of its business.

                                  RISK FACTORS

         Shareholders should carefully consider the matters set forth below, as well as the other information provided elsewhere in this Prospectus/Proxy Statement, in evaluating the Agritope Stock Proposal. The Prospectus/Proxy
Statement contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. See "Note Regarding Forward-Looking Statements."

RISKS RELATED TO TWO CLASSES OF COMMON STOCK

         AS A RESULT OF THE AGRITOPE STOCK PROPOSAL, EPITOPE WILL HAVE TWO CLASSES OF COMMON STOCK OUTSTANDING. CURRENT SHAREHOLDERS WILL KEEP THEIR EXISTING EPITOPE COMMON STOCK, WHICH WILL BE REDESIGNATED AS MEDICAL PRODUCTS STOCK, AND WILL ALSO RECEIVE SHARES OF AGRITOPE STOCK AS A DISTRIBUTION FOLLOWING APPROVAL OF THE AGRITOPE STOCK PROPOSAL. SHAREHOLDERS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN EVALUATING THE AGRITOPE STOCK PROPOSAL.


         NO ASSURANCE AS TO MARKET PERFORMANCE; IMPACT OF CERTAIN TERMS. As discussed above, Medical Products Stock and Agritope Stock are intended to reflect the value and track the performance of Epitope Medical Products and Agritope, respectively. Because there has been no public market for Medical Products Stock (with respect solely to the business of Epitope Medical Products, as proposed) or for Agritope Stock, there can be no assurance as to the degree to which the market price of the classes of common stock will accurately reflect the value and track the performance of Epitope Medical Products and Agritope, as reflected in their respective financial statements. In addition, Epitope cannot predict the impact that certain terms of the securities, such as the ability of the Company to exchange each share of Medical Products Stock or Agritope Stock for any combination of cash and stock of the other group, or the discretion of the Board to make certain determinations affecting one or the other classes of stock, will have on the market prices of each class of common stock. Furthermore, the Board expects that holders of Agritope Stock will initially hold a minority of the total voting power of the Company's capital stock. This minority voting power could adversely affect the market price of Agritope Stock. There can be no assurance that the combined market values of the Medical Products Stock and the Agritope Stock held by a shareholder after the Effective Date will equal or exceed the market value of the existing Epitope Common Stock held by the shareholder prior to the Effective Date.

         UNUSUAL USE OF TARGETED STOCK. Although "targeted stock," such as Medical Products Stock and Agritope Stock, is not a new concept, it has been used in the past primarily by businesses with historical earnings. Because the methods of stock valuation used for companies with new and developing businesses with a history of operating losses differ from those used for companies with more mature businesses and because there are greater uncertainties associated with developing businesses, the proposed changes in Epitope's capital structure may have substantially different effects from those experienced by other companies with targeted stock capital structures.


         SHAREHOLDERS OF ONE COMPANY; FINANCIAL IMPACTS ON ONE GROUP COULD AFFECT THE OTHER. Notwithstanding the allocation of revenues, costs, assets, liabilities, and shareholders' equity between Epitope Medical Products and Agritope for the purpose of preparing their respective financial statements, both holders of Medical Products Stock and holders of Agritope Stock will be shareholders of Epitope and will continue to be subject to all the risks associated with an investment in Epitope. The allocation and the change in the equity structure of Epitope contemplated by the Agritope Stock Proposal will not affect title to the assets or responsibility for the liabilities of Epitope. Financial effects arising out of either group, including liabilities or contingencies, could affect the financial condition and results of operations of the Company on a consolidated basis and the other group, as well as the market price of both classes of common stock. For example, liabilities that may arise out of the operations of one group, such as product liabilities, may affect the assets or operations of the other group. Therefore, the financial statements of either group may not completely reflect the financial condition of that group due to contingencies or commitments associated with the other group that affect the holders of all classes of stock.

         In addition, any net losses of either group, dividends or distributions on, or repurchases of, Agritope Stock or Medical Products Stock, and dividends on or repurchases of any preferred stock that may hereafter be outstanding, will reduce funds of the Company legally available for the payment of dividends on both Agritope Stock and Medical Products Stock. Accordingly, Epitope Medical Products' and Agritope's financial information should be read in conjunction with Epitope's consolidated financial information. Epitope will continue to prepare consolidated financial statements and will provide consolidated financial statements, management's discussion and analysis, and other relevant information to the holders of Medical Products Stock and Agritope Stock along with separate financial statements, management's discussion and analysis, and other relevant information relating to Epitope Medical Products or Agritope, as applicable. See the financial information, management's discussion and analysis, and other relevant information regarding Epitope, Epitope Medical Products and Agritope set forth in Annex III. The combined financial statements of each group will principally reflect the combined financial position, results of operations, and cash flows of the businesses included therein. However, each group's financial information could also include allocated portions of assets and liabilities that are not separately identified with the operations of a specific group.


         FIDUCIARY DUTIES; POTENTIAL CONFLICTS. The existence of separate classes of common stock may give rise to occasions when the interests of holders of Medical Products Stock and holders of Agritope Stock may diverge or appear to diverge. For example, the Board could decide to (i) convert each outstanding share of Agritope Stock into shares of Medical Products Stock, or vice versa,
(ii) approve the disposition of all or substantially all the properties and assets of Agritope or Epitope Medical Products, (iii) allocate consideration to be received by holders of different classes of Epitope Common Stock, (iv) allocate resources and financial support to or pursue business opportunities or operational strategies through one group instead of the other group, (v) if and to the extent that there is an Inter-Group Interest, allocate the proceeds of issuances of a class of common stock in respect of the decrease in an Inter-Group Interest, (vi) pay or omit dividends on Agritope Stock or Medical Products Stock, or (vii) approve transactions involving the transfer of cash, assets, products, programs or other property from one group to the other, either through the creation of or reduction in an Inter-Group Interest or otherwise, or make other operational or financial decisions with respect to one group that could be considered to be detrimental to the other group.

         Under the Corporation Act, Epitope's directors and officers are required to act in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner they reasonably believe to be in the best interests of the Company. They generally do not have separate or additional duties to any group of shareholders. At a time when either Epitope Medical Products or Agritope represents a substantially smaller portion of Epitope's business, there is a likelihood that the Board's decisions made in conformity with the foregoing duties will favor the larger group to the possible disadvantage of the holders of stock representing the smaller group. A good faith determination by a disinterested and adequately informed Board that an action is in the Company's best interests would likely be a defense to any claim that the action could have a disparate effect on holders of one class of stock.

          The Company is not aware of any precedent concerning the manner in which principles of Oregon law would be applied in the context of the capital structure contemplated by the Agritope Stock Proposal. An Oregon court hearing a case involving director duties in the context of a targeted stock capital structure could apply the foregoing principles or may fashion new principles of Oregon law in order to decide such a case, which would be a case of first impression.

         In dealing with matters involving actual or potential conflicts of interest between Medical Products Stock and Agritope Stock, the Board may solicit advice from its legal counsel and other advisors relating to the discharge of its fiduciary duties. Other than as described under "The Agritope Stock Proposal--Management and Accounting Policies," no specific procedures have been adopted for the Board's consideration of such matters. The described procedures may be changed at any time, although the Board has no present intention of doing so. The Board also may, but is not required to, establish from time to time one or more committees of the Board to review matters presented to the Board that raise conflict issues and to report to the Board on such matters.

         NO SEPARATE VOTING RIGHTS. Under the Agritope Stock Proposal, holders of Medical Products Stock and holders of Agritope Stock would vote together as a single voting group on all matters as to which holders of common stock generally are entitled to vote. Except in certain limited circumstances as provided under Oregon law and in Epitope's Articles as proposed to be amended, holders of each class of common stock will have no rights to vote on matters as a separate voting group. Separate meetings of the holders of each class of common stock will not be held. See "Proposal 2: The Agritope Stock Proposal--Description of Medical Products Stock and Agritope Stock--Voting Rights" below. Accordingly, except in limited circumstances, holders of shares of one class of common stock could not bring a proposal to a vote of the holders of that class of common stock only, but would be required to bring any proposal to a vote of both classes of common stock.

         Certain matters as to which the holders of common stock are entitled to vote may involve a divergence or the appearance of a divergence of the interests of holders of Medical Products Stock and holders of Agritope Stock. The relative aggregate voting power of Agritope Stock and Medical Products Stock will be adjusted to reflect the relative market capitalizations on each record date for a meeting of shareholders. The Company anticipates that Medical Products Stock would initially represent a majority of the voting power of all classes entitled to vote in the election of directors. The market capitalizations could be influenced by many factors, including results of operations of the Company and each of the groups, results of product development programs, competition, regulatory matters, intellectual property developments, trading volume, share issuances and repurchases, and general economic and market conditions. When a matter is submitted to the shareholders that does not require voting by separate classes, the holders of either class may not be able to affect the outcome if the holders of the other class are in substantial agreement as to the matter and such other group has enough voting power to approve the matter.

         EXCHANGE OF MEDICAL PRODUCTS STOCK AND AGRITOPE STOCK AT COMPANY'S OPTION. The Board may, in its sole discretion, determine to exchange shares of either class of common stock for cash or shares of the other class of common stock (or any combination thereof) at a 15 percent premium at any time after February 28, 1999. Any such optional exchange could be made at a time when either Agritope Stock or Medical Products Stock or both of may be considered to be overvalued or undervalued. In addition, any such conversion in common stock at any premium would dilute the interests in the Company of the holders of the class of common stock not subject to exchange and would preclude holders of both classes of common stock from retaining their investment in a security that is intended to reflect separately the performance of the relevant group. In determining whether to exchange one class of common stock into the other class of common stock, the Board would act in accordance with its good faith business judgment that any such exchange is in the best interests of the Company and all of its shareholders as a whole. See "Proposal 2: The Agritope Stock
Proposal--Description of Medical Products Stock and Agritope Stock--Exchange Rights" below.

         DISPOSITION OF GROUP ASSETS WITHOUT SHAREHOLDER APPROVAL. As long as the assets of a group continue to represent less than substantially all of the properties and assets of the Company, the Board may approve sales and other dispositions of any amount of the properties and assets of such group without shareholder approval, because under the Corporation Act and the Articles as proposed to be amended, shareholder approval is required only for a Disposition of all or substantially all of the properties and assets of the entire Company. The Amendment, however, contains provisions which, in the event of a Disposition of all or substantially all of the properties and assets of Agritope or Epitope Medical Products in one transaction or a series of related transactions, and other than in connection with the Disposition of all or substantially all of the assets of the entire Company, require the Company, at its option, either to (i) distribute by dividend or redemption to the holders of Agritope Stock or Medical Products Stock, as the case may be, an amount in cash and/or securities or other property equal to their proportionate interest in the Fair Value of the Net Proceeds of such Disposition or (ii) exchange outstanding shares of Agritope Stock or Medical Products Stock, as the case may be, for shares of stock of the other group at a 15 percent premium. The provisions of the Amendment do not require the Board to select the option which would result in the distribution with the highest value or with the smallest effect on the other group. The Board would elect the option based upon its good faith business judgment. The Amendment does not require the Company to take such actions upon sales or other dispositions of less than substantially all of the properties and assets of a group.

         BOARD DISCRETION AS TO TRANSFER OF FUNDS BETWEEN GROUPS. To the extent that cash needs of a group exceed its cash balances, the other group may transfer funds to the group. Such transfers of funds between groups will be reflected as borrowings or, if determined by the Board, reflected as the creation of, or an increase or a reduction in any Inter-Group Interest. There are no specific criteria for determining when a transfer will be reflected as a borrowing or as the creation of, or an increase or reduction in, any Inter-Group Interest. The Board expects to make such determinations, either in specific instances or by setting generally applicable policies from time to time, after consideration of such factors as it deems relevant, including, without limitation, the needs of the Company, the financing needs and objectives of the groups, the investment objectives of the groups, the availability, cost and time associated with alternative financing sources, prevailing interest rates and general economic conditions. In addition, although any increase or decrease in an Inter-Group Interest resulting from a transfer of funds, or a transfer of assets, products, programs or other property would be determined by reference to the then current Market Value of the relevant class of stock, such an increase could occur at a time when the shares could be considered undervalued and such a decrease could occur at a time when the shares could be considered overvalued.

         POTENTIAL EFFECTS OF POSSIBLE DISPOSITION OF ASSETS ATTRIBUTED TO A GROUP. In connection with a Disposition of all or substantially all the properties and assets of Agritope or Epitope Medical Products, the Net Proceeds that may be distributed to holders of the affected class of stock are determined by deducting certain costs from the gross proceeds. If Agritope or Epitope Medical Products were a separate independent company and its shares were acquired by another person, certain of these costs, including corporate level taxes, might not be payable in connection with such a Disposition. As a result, the consideration that would be received by shareholders of such a separate independent company in connection with such a stock acquisition might be greater than the Net Proceeds that would be received by holders of Agritope or Epitope Medical Products. In addition, no assurance can be given that the Net Proceeds per share of Agritope Stock or Medical Products Stock, as the case may be, to be received in connection with a Disposition of all or substantially all of the properties and assets of Agritope or Epitope Medical Products will be equal to or more than the market value per share of Agritope Stock or Medical Products Stock, as the case may be, prior to or after announcement of the Disposition.

         MANAGEMENT AND ACCOUNTING POLICIES SUBJECT TO CHANGE. The Board has adopted certain management and accounting policies described herein applicable to the preparation of the financial statements of both groups, the allocation of corporate expenses, assets and liabilities and other accounting matters, the reallocation of assets between groups and other matters. These policies may, except as stated therein, be modified or rescinded in the sole discretion of the Board without the approval of shareholders, subject to the Board's fiduciary duty to all holders of Epitope's capital stock, although there is no present intention to do so. The Board may also adopt additional policies depending on circumstances prevailing in the future.

         ALLOCATION OF TAX BENEFITS. The Agritope Stock Proposal provides that to the extent that either group is unable to utilize its operating losses to reduce its current or deferred income tax expense, the losses may be reallocated to the other group. Accordingly, although the actual payment of taxes is a corporate liability of the Company as a whole, separate financial statements will be prepared for each group and any such losses that cannot be utilized by a group might not be carried forward to reduce the taxes allocable to that group's earnings in the future. This arrangement could result in a group bearing a disproportionate share of the total corporate tax liability and reporting lower earnings after taxes in the future than would have been the case if the group had retained its losses in the form of a net operating loss carry-forward.

         Any projected tax benefit attributable to either group that cannot be utilized by that group to offset or reduce its current or deferred income tax expense may be allocated to the other group without any compensating payment or allocation. Therefore, earnings (for calculating earnings per share) attributable to each group would generally equal the group's net income or loss for the relevant period determined in accordance with generally accepted accounting principles in effect at such time, adjusted by the amount of tax benefits allocated to or from the group pursuant to the accounting policies adopted by the Company.

         LIMITATIONS ON POTENTIAL UNSOLICITED ACQUISITIONS. If Agritope or Epitope Medical Products were stand- alone companies, any person interested in acquiring either of such companies without negotiation with management could seek control of the outstanding stock of such company by means of a tender offer or proxy contest. Although the Agritope Stock Proposal would create two classes of common stock that are intended to reflect the separate performance of the groups, a person interested in acquiring only one group without negotiation with the Company's management would still be required to seek control of the voting power represented by all of the outstanding common stock of the Company entitled to vote on the acquisition, including the class of common stock related to the other group.

         ALLOCATION OF PROCEEDS OF MERGERS OR CONSOLIDATIONS. The Amendment does not contain any provisions governing how consideration to be received by the Company's shareholders in connection with a merger or consolidation involving the Company (in which the common stock is to be converted into other securities, cash, or other property) is to be allocated among holders of Agritope Stock and Medical Products Stock. In any such merger or consolidation, the allocation of consideration to each class of stock would be determined by the Board and may be materially greater or less than that which might have been allocated to the holders had the Board chosen a different method of allocation.


RISKS RELATED TO THE COMPANY

         NEED FOR ADDITIONAL FUNDS. The Company will allocate $ million in cash to Agritope on the Effective Date. The allocation of cash will be treated as a capital contribution and, accordingly, will result in an increase in the group equity of Agritope and a corresponding decrease in the group equity of Epitope Medical Products. The allocation will not be deemed to create an Inter-Group Interest or loan between groups. Epitope anticipates that product revenues and cash allocated to Agritope and Epitope Medical Products will be sufficient to fund their respective operations for at least two years, based on currently
expected  future  cash  requirements.   There  can  be  no  assurance  that  the
Company's projection of anticipated cash requirements will prove to be accurate. The Company is not required to allocate any additional funds to either group after the Effective Date. The actual future liquidity and capital requirements of Agritope and Epitope Medical Products, however, will depend on numerous factors, including the costs and timing of expansion of manufacturing capacity, the success of development efforts, the costs and timing of expansion of sales and marketing activities, the extent to which existing and new products gain market acceptance, competing technological and market developments, product sales and royalties, the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights, the availability of third party funding for research projects, developments related to regulatory and third party reimbursement matters and other factors. In the event that additional financing is needed, Agritope or Epitope Medical Products, as the case may be, may seek to raise additional funds through public or private financings, collaborative relationships or other arrangements or the Board may in its discretion allocate funds from one group to the other group through a loan or through the creation of or an increase or decrease in an Inter-Group Interest. Any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its technologies, products or marketing territories. The failure of Agritope or Epitope Medical Products, as the case may be, to raise capital when needed could require it to scale back, delay or eliminate certain of its programs and could have a material adverse effect on its respective business, financial condition and results of operations. There can be no assurance that financing, if required, will be available on satisfactory terms, if at all.


         UNCERTAINTIES RELATING TO PATENTS AND PROPRIETARY INFORMATION. The Company has obtained certain patents, has license rights under other patents, and has filed a number of patent applications. The Company anticipates filing patent applications for protection of future products and technology. There can be no assurance that patents applied for will be obtained, that existing patents to which the Company has rights will not be challenged, or that the issuance of a patent will give the Company any material advantage over its competitors in connection with any of its products. Competitors may be able to produce products competing with a patented Company product without infringing on the Company's patent rights. The issuance of a patent to the Company or to a licensor is not conclusive as to validity or as to the enforceable scope of claims therein. The validity and enforceability of a patent can be challenged by litigation after its issuance and, if the outcome of the litigation is adverse to the owner of the patent, the owner's rights could be diminished or withdrawn.

         The patent laws of other countries may differ from those of the United States as to the patentability of the Company's products and processes. Moreover, the degree of protection afforded by foreign patents may be different from that of United States patents. The Company intends to obtain patent protection in only a limited number of foreign countries.

         The technologies used by the Company may infringe the patents or proprietary technology of others. The cost of enforcing the Company's patent rights in lawsuits that the Company may bring against infringers or of defending itself against infringement charges by other patent holders may be high and could interfere with the Company's operations.

         Trade secrets and confidential know-how are important to the Company's scientific and commercial success. Although the Company seeks to protect its proprietary information through confidentiality agreements and appropriate contractual provisions, there can be no assurance that others will not develop independently the same or similar information or gain access to proprietary information of the Company. The work of members of the Company's Scientific Advisory Board in their respective university laboratories entails contact with persons outside the Company that could result in certain information becoming available to others.

         DEPENDENCE ON COMMERCIAL AND OTHER RELATIONSHIPS. The Company expects some of the development, manufacturing and marketing costs of certain of its products to be paid for by other parties, primarily pharmaceutical and agricultural companies, through license agreements, joint ventures or other arrangements. These arrangements, together with revenues from operations, may not be sufficient to allow the Company to develop, manufacture and market certain of its planned products. Additionally, the Company currently distributes and intends to continue distributing a substantial portion of its products under agreements with other companies. While the Company believes those companies will have an economic incentive to succeed in performing their obligations to the Company, the companies will control the resources devoted to distribution and may be subject to financial or other difficulties affecting their distribution ability. The Company is attempting to establish additional research, development and distribution relationships with major companies having expertise and distribution capabilities compatible with the Company's current and planned businesses. There can be no assurance that these relationships will be established or if established will be profitable for the Company.

         GOVERNMENT REGULATION. Many of the Company's products and activities are subject to regulation by various local, state, and federal regulatory authorities in the United States and by governmental authorities in foreign countries where its products may be marketed. In particular, human therapeutic and diagnostic products are subject to pre-marketing approval by the United States Food and Drug Administration ("FDA") and comparable agencies in foreign countries. The process of obtaining these approvals varies according to the nature and use of the product and can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. Approval, if it can be obtained, may take several years. Compliance with relevant regulations and other requirements may also be costly and time-consuming, and no assurance can be given that the Company will be able to comply with the applicable requirements or that necessary approvals will be granted.

         Agritope is devoting substantial effort to the development of genetically engineered plants, using recombinant DNA methods. Many of Agritope's proposed agricultural products are subject to regulation by both the United States Department of Agriculture ("USDA") and the FDA and may be subject to regulation by the Environmental Protection Agency ("EPA") and other federal, state, local and foreign authorities. The extent of regulation depends on the intended uses of the products, how they are derived, and how applicable statutes and regulations are interpreted to apply to new genetic technologies and products thereof. The regulatory approaches of the USDA, FDA, EPA and other agencies are still evolving with respect to products of modern biotechnology, such as those derived from the use of recombinant DNA methods. No assurance can be given that any regulatory approvals, exemptions, permits or other clearances, if required, can be obtained in a timely manner, if at all, either for research or commercial activities. See Annex III, "The Company--Description of Business--Epitope Medical Products--Government Regulation" and "The Company--Description of Business--Agritope--Government Regulation."

         PRODUCT LIABILITY AND RECALL RISK. The Company could be subject to claims for personal injuries or other damages resulting from its products or services or product recalls. In particular, the Company faces the risk of litigation in the event of false positive or false negative results resulting from its oral testing products. A successful claim or series of claims or a recall of the Company's products could have a material adverse effect on the Company. The Company carries liability insurance against the negligent acts of certain of its employees and a general liability insurance policy that includes coverage for product liability. In addition, the Company may require increased product liability coverage as its products are commercially developed. Such insurance is expensive and in the future may not be available on acceptable terms, if at all. Also, no assurance can be given that such insurance will adequately protect the Company against all such liabilities.


         DEPENDENCE ON KEY PERSONNEL. The Company depends to a large extent on the abilities and continued participation of its principal executive officers and scientific personnel. The loss of a significant group of key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's key personnel include, among others, the individuals identified under "Executive Officers." Competition for management and scientific staff in the biomedical and agricultural biotechnology fields is intense. No assurance can be given that the Company will be able to continue to attract and retain personnel with sufficient experience and expertise to satisfy the Company's needs.


         POSSIBLE VOLATILITY OF SHARE PRICE AND ABSENCE OF DIVIDENDS. The market prices for securities of medical technology and agricultural biotechnology companies, including Epitope Common Stock, historically have been volatile. See "Summary--Common Stock Price Range and Dividend Policy" for information regarding the price range in which Epitope Common Stock has traded. Factors such as announcements of technological innovations or new commercial products by Epitope or its competitors, governmental regulation, patent or proprietary rights developments, industry alliances, public concern as to the safety or other implications of products, and market conditions in general may have a significant impact on the market price of Medical Products Stock and Agritope Stock unrelated to their respective operations. No dividends have been paid on Epitope Common Stock to date. Epitope does not anticipate paying cash dividends on any class of common stock in the foreseeable future.

         ANTITAKEOVER CONSIDERATIONS. The Oregon statutes applicable to business corporations, including the Company, contain certain provisions that could make it more difficult for a party to acquire, or discourage a party from attempting to acquire, control of the Company without approval of the Board. In addition, Epitope's Articles contain certain provisions designed to prevent sudden changes in the composition of the Board and authorizing the Board to issue up to 1 million shares of preferred stock and to determine the price, rights, preferences, and privileges of the shares without further shareholder action. Also, awards made under the Award Plan will vest in full immediately in the event of a change in control of the Company or similar event. These provisions may discourage tender offers or other bids for Epitope Common Stock (or Medical Products Stock and Agritope Stock) at a premium over the market prices of these securities.

RISKS RELATED PRIMARILY TO EPITOPE MEDICAL PRODUCTS


         HISTORY OF LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY. Epitope Medical Products has experienced significant operating losses since inception and, as of September 30, 1996, had an accumulated deficit of $41.7 million. Epitope Medical Products' ability to increase revenues and achieve profitability and positive cash flows from operations will depend in substantial part on successful commercialization of its oral HIV testing system, of which there can be no assurance. See "Risk Factors--Risks Related Primarily to Epitope Medical Products--Dependence on Single Product Line; Uncertainty of Market Acceptance of Oral HIV Testing." Epitope Medical Products' ability to increase revenues and achieve profitability and positive cash flows from operations will also depend on Epitope Medical Products' ability to complete the development of and successfully introduce additional diagnostic tests, including those currently under development. There can be no assurance that Epitope Medical Products' development efforts will result in commercially available products, that Epitope Medical Products will obtain required regulatory clearance or approvals for any new tests, or that any new tests will achieve a significant level of market acceptance. Thus, there can be no assurance that Epitope Medical Products will achieve or sustain profitability in the future.

         DEPENDENCE ON SINGLE PRODUCT LINE; UNCERTAINTY OF MARKET ACCEPTANCE OF ORAL HIV TESTING. In order for Epitope Medical Products to increase revenues and achieve profitability and positive cash flows from operations, its oral HIV testing system must achieve a significant degree of market acceptance among health care professionals and insurers. The substantial majority of HIV tests used by health care professionals are blood-based assays. Health care professionals will not use the Epitope Medical Products oral HIV testing system unless they determine that it is an attractive alternative to other means of HIV testing. In addition, in order to successfully market the oral HIV testing system for use in connection with screening insurance applicants, Epitope Medical Products must be able to demonstrate that testing a larger population of applicants can be done cost effectively using an oral HIV testing system given the incidence of HIV in the general population and resulting cost to insurers. There can be no assurance that Epitope Medical Products' oral HIV testing will ever achieve a significant degree of market acceptance among either health care professionals or insurers.

         INTENSE COMPETITION AND RAPID TECHNOLOGICAL ADVANCES BY COMPETITORS. Competition in the emerging market for HIV testing is intense and is expected to increase. The Company believes that the principal competition will come from existing blood-based HIV assays and from urine-based testing assays. Furthermore, new testing methodologies could be developed in the future that render Epitope Medical Products' oral-based HIV test impractical, uneconomical or obsolete. Most of Epitope Medical Products' competitors have significantly greater financial, manufacturing, technical, research, marketing, sales, distribution and other resources. There can be no assurance that Epitope Medical Products' competitors will not succeed in developing or marketing technologies and products that are more effective than those developed by Epitope Medical Products or that would render its technologies or products obsolete or otherwise commercially unattractive. In addition, there can be no assurance that competitors will not succeed in obtaining regulatory approval for these products, or in introducing or commercializing them before Epitope Medical Products. Such developments could have a material adverse effect on the Company's and Epitope Medical Products' business, financial condition and results of operations.

         DEPENDENCE ON MARKETING PARTNER. Epitope Medical Products has historically marketed most of its products by collaborating with pharmaceutical and diagnostic companies and distributors. Epitope Medical Products has an agreement with SmithKline Beecham plc ("SB") to market the group's oral specimen collection device in specified markets and countries. The agreement also gives SB an exclusive option to develop and market future bodily fluid diagnostic products proposed by Epitope Medical Products. Accordingly, Epitope Medical Products' sales, research and development, financial condition, and results of operations depend to a substantial degree on the success of SB's marketing efforts, changes in SB's business strategy, and other factors relating to SB over which Epitope Medical Products has no control. In addition, SB has the right to terminate its rights and obligations under the agreement upon 60 days' prior notice. If SB terminates the agreement and the Company cannot enter into a comparable distribution agreement with another partner, Epitope Medical Products' business, financial condition and results of operations could be materially adversely affected.


         DEPENDENCE ON CONTRACT MANUFACTURER. The Company's OraSure/EpiScreen device is manufactured by a third party under a manufacturing contract with the Company. Either party may terminate the contract without cause on 180 days written notice. Although the Company believes that alternative manufacturing facilities could be established, any interruption of supply by the contract manufacturer could have a material adverse effect on the Company's ability to timely fill customers' orders until a new manufacturing facility could be established and the required FDA clearances obtained. Any interruption or reduction in the future supply of the OraSure/EpiScreen device could have a material adverse effect on the Company's operating results and financial condition.

RISKS RELATED PRIMARILY TO AGRITOPE

         HISTORY OF LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY. Agritope has experienced significant operating losses since inception and, as of September 30, 1996, had an accumulated deficit of $31.3 million. Agritope may continue to experience significant operating losses as it continues its research and development programs. Agritope's ability to increase revenues and achieve profitability and positive cash flows from operations will depend in part on successful completion of the development and commercialization of its genetically engineered products. There can be no assurance that Agritope's development efforts will result in commercially available genetically engineered products, that Agritope's products will obtain required regulatory clearances or approvals or that any such products will achieve a significant level of market acceptance. Thus, there can be no assurance that Agritope will achieve profitability in the future.

         UNCERTAINTY OF PRODUCT DEVELOPMENT. Agritope's genetically engineered products are at various stages of development. There are difficult scientific objectives to be achieved in certain product development programs before the technological or commercial feasibility of the products can be demonstrated. Even the more advanced programs could encounter technological problems that may significantly delay or prevent product development or product introduction. See Annex III, "The Company--Description of Business--Agritope." There can be no assurance that any of Agritope's products under development, if and when fully developed and tested, will perform in accordance with Agritope's expectations, that necessary regulatory approvals will be obtained in a timely manner, if at all, or that these products can be successfully and profitably produced, distributed and sold.


         FLUCTUATION IN QUARTERLY OPERATING RESULTS. Agritope's revenues are initially expected to derive primarily from the sale of produce and grape plants. The seasonal nature of the produce and grapevine industries and A&W's practice of making substantial cash advances to growers makes significant quarterly fluctuations in Agritope's revenues and cash flows likely. Because Agritope maintains extensive research and development and production facilities and a staff of trained personnel, a significant portion of Agritope's costs are fixed. Therefore, fluctuations in revenues and cash flows are likely to result in significant fluctuations in quarterly operating results and financial position.

         NEED FOR PUBLIC ACCEPTANCE OF GENETICALLY ENGINEERED PRODUCTS. The commercial success of Agritope's genetically engineered products will depend in part on public acceptance of the cultivation and consumption of genetically engineered plants and plant products. Public attitudes may be influenced by claims that genetically engineered plant products are unsafe for consumption or pose a danger to the environment. There can be no assurance that Agritope's genetically engineered products, such as fresh market tomatoes, will gain public acceptance.

         TECHNOLOGICAL CHANGE AND COMPETITION. A number of companies are engaged in research related to plant biotechnology, including companies that rely on the use of recombinant DNA as a principal scientific strategy and companies that rely on other technologies. Technological advances by others could render Agritope's products less competitive. The Company believes that, despite barriers to new competitors such as patent positions and substantial research and development lead time, competition will intensify, particularly from agricultural biotechnology firms and major agrichemical, seed and food companies with biotechnology laboratories. Competition in the fresh produce market is intense and is expected to increase as additional companies introduce products with longer shelf life and improved quality developed with recombinant DNA or other technologies. With regard to its nongenetically engineered products, Agritope currently competes with numerous companies. Some of Agritope's competitors have substantially greater financial, technical and marketing resources than Agritope.

         UNCERTAINTY OF COST RECOVERY; CHANGES IN SUPPLY AND DEMAND. The fresh produce business is particularly sensitive to fluctuations in product supply and demand. The supply of produce can be affected by a number of factors, including weather, government subsidies, and import/export regulations. When supplies in the market exceed the demand for such products, the market price may be driven down below the cost of production. In these circumstances it may become uneconomical to harvest and pack a crop, resulting in a loss of the costs incurred in growing the crop. Even when market prices are sufficient to permit recovery of direct harvesting and packing costs, market prices may not be high enough to permit recovery of growing costs and/or overhead and other indirect costs.

         AGRICULTURAL RISKS: CROP DISEASE; PESTILENCE; WEATHER; OVERPRODUCTION. Crop disease and pestilence can result in the loss of all or a substantial portion of a particular crop for the growing season. Even when only a portion of a crop is damaged, profits on the crop may be reduced or eliminated because the costs to plant and cultivate the entire crop will have been incurred although only a portion of it can be sold. While some crop diseases and pestilence are preventable or treatable, the costs of prevention or treatment may be high. In addition, weather conditions have a direct effect on the supply of fresh produce that is brought to market and, accordingly, the prices received for produce. Storms, frosts, droughts, and floods can damage or destroy crops resulting in product that is unsuitable for picking, packing, and sale. Conversely, favorable growing conditions can result in overproduction of a particular crop and correspondingly low market prices.

         DEPENDENCE ON SEASONAL WORK FORCE. The production of fresh produce is heavily dependent on the availability of a seasonal labor force in order to harvest crops. The turnover rate among the labor force is high and the pool of available workers is shrinking. To the extent that it becomes necessary to increase wages to attract labor to farm work, labor costs can be expected to increase, which may adversely affect Agritope's business, financial condition and results of operations.

         RISKS RELATED TO TRANSPORTING PRODUCE. The majority of fresh produce produced by Agritope and Agritope-financed growers is shipped by truck and is therefore susceptible to disturbances in the trucking industry both in the United States and Mexico.

         RISKS RELATED TO GROWER FINANCING. Agritope provides financing for the majority of growers who produce the crops it sells. These financing arrangements are generally short-term and are collateralized by the crop itself. In the event of crop damage or failure, oversupply or poor market conditions, it may be impossible to recover the total amount financed. Agritope maintains reserves against such possible losses. However, there can be no assurance that these reserves will be sufficient to cover all potential losses. Any losses in excess of applicable reserves could have a material adverse effect on Agritope's business, financial condition, and results of operations.


         ACQUISITION-RELATED RISKS. On December 12, 1996, the Company acquired A&W. See Annex III, "The Company--Description of Business--Agritope--Andrew and Williamson Sales, Co." A&W operates as part of Agritope. Acquisitions involve a number of risks, including the diversion of management's attention to the assimilation of the operations and personnel of the acquired business, integration of management information systems, retention of key management personnel, renegotiation of bank credit lines, and adjustment of relationships with customers and suppliers. No assurance can be given that the acquisition of A&W will not materially adversely affect Agritope or that the acquisition will enhance Agritope's performance.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained in this Prospectus, including without limitation statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These factors with respect to the Company include unexpected interruption of supply or manufacturing operations, changes in marketing partners' and customers' oral testing, changes in insurance industry practices, unexpected delays or changes in the Company's business strategy, adverse growing conditions affecting crops, and other risks and uncertainties described in this Prospectus/Proxy Statement. Certain of these factors are discussed in more detail elsewhere in this Prospectus, including without limitation under the caption "Risk Factors." Given these uncertainties, shareholders are cautioned not to place undue reliance on the forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.


                               THE ANNUAL MEETING

TIME AND PLACE

         This Prospectus/Proxy Statement and enclosed proxy card are being furnished to Epitope shareholders in connection with the solicitation of proxies in the enclosed form ("Proxies") by the Board for use at the Annual Meeting to be held on , 1997, at 9:00 a.m., Pacific Time, at the Oregon Convention Center, 777 N.E. Martin Luther King Jr. Boulevard, Portland, Oregon, and at any adjournments thereof, pursuant to the accompanying Notice of Annual Meeting of Shareholders.

PROXIES; MATTERS TO BE CONSIDERED


         Shares represented by a properly executed Proxy will be voted in accordance with the shareholders' instructions given in the Proxy. If no instructions are given, shares will be voted FOR the election of the three nominees for Class I Directors and FOR the Agritope Stock Proposal and the Stock Plan proposals. Shareholders may revoke the authority granted by their Proxies at any time before the meeting by notice in writing delivered to the Secretary of the Company, by submitting a subsequently dated Proxy, or by attending the meeting, withdrawing the Proxy, and voting in person.


         At the meeting, action will be taken on the matters set forth in the accompanying Notice of Annual Meeting of Shareholders and described in this Prospectus/Proxy Statement. The Board knows of no other matters to be presented for action at the meeting. If any other matters do properly come before the meeting, the persons named on the Proxy will have discretionary authority to vote thereon in accordance with their best judgment.

RECORD DATE; OUTSTANDING SECURITIES


         Only Epitope shareholders of record at the close of business on , 1997, are entitled to notice of and to vote at the Annual Meeting. At the close of business on that date, the Company had outstanding and entitled to vote at the Annual Meeting shares of Epitope Common Stock, its only outstanding class of stock. Each share of Epitope Common Stock is entitled to one vote on any matter brought before the meeting. The executive officers and directors of Epitope and their affiliates hold shares of Epitope Common Stock representing approximately percent of the outstanding shares of Epitope Common Stock (excluding shares which such persons have the right to acquire upon the exercise of stock options). See "Principal Shareholders."


QUORUM; VOTES REQUIRED

         A majority of the shares of Epitope Common Stock outstanding as of the Record Date, represented in person or by proxy at the Annual Meeting, will constitute a quorum for the transaction of business. Shares represented by Proxies that are marked "abstain" will be counted as shares present for purposes of determining the presence of a quorum on all matters. Proxies relating to "street name" shares for which the authority to vote is withheld ("broker nonvotes") will nevertheless be treated as shares present for purposes of determining the presence of a quorum on all matters, but will not be treated as shares voted in favor of the Agritope Stock Proposal and the proposed amendments to the Stock Plans.


         Each nominee for director will be elected if he receives a plurality of the votes cast at the Annual Meeting. The Agritope Stock Proposal and each proposal relating to the Stock Plans will be approved if the votes cast in favor of the proposal at the Annual Meeting exceed the votes cast opposing the proposal. Shareholders may expressly abstain from voting on the Agritope Stock Proposal and the Stock Plan proposals. Neither abstentions nor broker nonvotes will have any effect on the required vote on any matter to be presented at the Annual Meeting.


         If the proposed Stock Plan proposals are approved by the shareholders but the Agritope Stock Proposal is not approved, the provisions of the Stock Plan proposals relating to Agritope Stock will not be implemented. Accordingly a vote against the Agritope Stock Proposal will have the effect of a vote against only those provisions of the Stock Plan proposals dealing with Agritope Stock. The other provisions of the Stock Plan proposals will be implemented if approved by the shareholders, regardless of whether the Agritope Stock Proposal is approved.

DISSENTERS' RIGHTS OF APPRAISAL

         Under Oregon law and Epitope's Restated Articles of Incorporation, shareholders will have no dissenters' rights of appraisal in connection with the Agritope Stock Proposal or the other matters being submitted to the shareholders at the Annual Meeting.

BOARD RECOMMENDATION

         THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE NOMINEES FOR CLASS I DIRECTORS AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR THEIR ELECTION TO THE BOARD OF DIRECTORS.

         THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE AGRITOPE STOCK PROPOSAL AND THE STOCK PLAN PROPOSALS AND BELIEVES THAT THEIR ADOPTION IS IN THE BEST INTERESTS OF EPITOPE AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE AGRITOPE STOCK PROPOSAL AND THE STOCK PLAN PROPOSALS.

                    PROPOSAL 1: ELECTION OF CLASS I DIRECTORS

         At the Annual Meeting, shareholders will be asked to elect three Class I directors. The three nominees for election as Class I directors are currently members of the Board. The term of office for which each nominee is a candidate will expire at the annual meeting of shareholders in the year 2000.

         In the absence of instructions to the contrary, shares of Epitope Common Stock represented by properly executed proxies will be voted for the three nominees, each of whom has consented to be named and to serve if elected. If a quorum is present, each nominee will be elected if he receives a plurality of the votes cast by holders of shares entitled to vote at the Annual Meeting.

         The Company does not know of anything that would preclude any nominee from serving. However, should any nominee for any reason become unable or unwilling to serve as a director, the persons named on the enclosed proxy will vote the shares represented by each proxy for such substitute nominee as the Board may approve.

         Certain information with respect to each person nominated for election as a director and each person whose term of office as a director will continue after the meeting is set forth below. The number of shares of Epitope Common Stock beneficially owned by such persons is set forth under "Principal Shareholders" below.

                                                                                                               DIRECTOR
NAME                                        PRINCIPAL OCCUPATION                        AGE                    SINCE


Class I (Nominees for Terms of Office to Expire in 2000):

W. Charles Armstrong                        Private Investor                            52                     1989

Adolph J. Ferro, Ph.D.                      President and Chief Executive               54                     1990
                                            Officer of the Company



Roger L. Pringle                            President of The Pringle Company,           56                     1989
                                            a management consulting firm,
                                            Portland, Oregon



Class II (Directors Whose Terms of Office Expire in 1999):


Andrew S. Goldstein                         Senior Vice President of Advanced           48                     1981
                                            Technology Development -
                                            Epitope Medical Products

R. Douglas Norby                            Senior Vice President and Chief             61                     1989
                                            Financial Officer of Mentor
                                            Graphics Corporation, a computer
                                            software manufacturer,
                                            Wilsonville, Oregon

G. Patrick Sheaffer                         Chairman, President and Chief               57                     1983
                                            Executive Officer of Riverview
                                            Savings Bank, Camas, Washington

Class III (Directors Whose Terms of Office Expire in 1998):

Richard K. Donahue                          Vice Chairman of NIKE, Inc., a              69                     1991
                                            sporting goods manufacturer,
                                            Beaverton, Oregon


Margaret H. Jordan                          President and Chief Executive               54                     1995
                                            Officer of Dallas Medical
                                            Resource, a not-for-profit
                                            medical referral firm,
                                            Dallas, Texas


Michael J. Paxton                           Chairman, President and Chief               50                     1995
                                            Executive Officer of
                                            O'Cedar Holdings, Inc., a
                                            manufacturer of household
                                            cleaning products,
                                            Springfield, Ohio

         W. Charles Armstrong is a director of Pacificorp. He was Chairman and Chief Executive Officer of Bank of America Oregon from September 1992 until
September 1996. From April to September 1992, he was Chairman and Chief Executive Officer of Bank of America Idaho. Mr. Armstrong served as President and Chief Operating Officer of Honolulu Federal Savings Bank from February 1989 to April 1992. Prior to February 1989, he was President and Chief Executive Officer of West One Bank, Oregon.


         Richard K. Donahue has been Vice Chairman of NIKE, Inc. since June 1994. Mr. Donahue served as President and Chief Operating Officer of NIKE, Inc. from 1990 to June 1994 and has served as a director of that company since 1977. Mr. Donahue is also a partner in the law firm of Donahue & Donahue, Lowell, Massachusetts, and a director of Courier Corp.

         Adolph J. Ferro, Ph.D., has been President and Chief Executive Officer of the Company since April 1990. Dr. Ferro was Senior Vice President from November 1988 until April 1990. From July 1987 until November 1988, he was Vice President of Research and Development. He was a cofounder of Agricultural Genetic Systems, Inc., which the Company acquired in 1987. Dr. Ferro is also the President of Agritope, Inc., the Company's wholly owned subsidiary. Prior to joining the Company, he was a Professor in the Department of Microbiology at Oregon State University ("OSU"). From 1981 to 1986, he was an Associate Professor at OSU, and from 1978 to 1981, he was an Assistant Professor at OSU. From 1975 to 1978, he was Assistant Professor at the University of Illinois at Chicago in the Department of Biological Sciences. Dr. Ferro received a B.A. degree from the University of Washington in 1965, an M.S. degree in biology from Western Washington University in 1970, and a Ph.D. in bacteriology and public health from Washington State University in 1973.

         Andrew S. Goldstein is a Senior Vice President of the Company's Epitope Medical Products group, a position he has held since June 1990. Prior to that time, he had been Vice President of Product Development from December 1988, Vice President of Scientific Affairs from July 1987 to December 1988, and Vice President of Research and Development from 1981 until July 1987. He also has served as Secretary from December 1988 to February 1993 and from November 1995 to the present and served as Treasurer until March 1991. Mr. Goldstein was Research Associate and supervisor of the Histocompatibility Laboratory at the Oregon Health Sciences University ("OHSU"), where he was engaged in paternity testing and transplantation immunology, from 1974 to 1981. Mr. Goldstein received a B.S. degree in microbiology from Cornell University in 1969 and an M.S. degree in cytology from Fordham University in 1973.

         Margaret H. Jordan joined Dallas Medical Resource ("DMR") as President and Chief Executive Officer in February 1996. DMR is a not-for-profit alliance of major medical organizations of Dallas, Texas, created to make Dallas a regional, national and international center for medical referrals. Ms. Jordan had been Vice President of Health Care & Employee Services at Southern California Edison Co. since December 1992. She had been a Vice President and Regional Manager with the Kaiser Foundation Health Plan of Texas, Inc. beginning in 1986, and was an Associate Regional Manager of Kaiser Foundation Health Plan of Georgia, Inc. from 1984 to 1986. Ms. Jordan received a B.S. degree in Nursing from Georgetown University in 1964 and an M.S. degree in Public Health from the University of California, Berkeley, in 1972. She also serves on the board of directors of Eckerd Corporation.


         R. Douglas Norby became Executive Vice President and Chief Financial Officer of LSI Logic Corporation in October 1996. From July 1993 until assuming his present position, he was Senior Vice President and Chief Financial Officer of Mentor Graphics Corporation. Prior to joining Mentor Graphics Corporation, he had been President and Chief Executive Officer of Pharmetrix Corporation, a biopharmaceutical company in Menlo Park, California, since July 1992. Prior to that time, he had been President of Lucasfilm, Ltd., since 1985 and President and Chief Executive Officer of LucasArts Entertainment Company since 1990. Prior to joining Lucasfilm, Ltd., Mr. Norby was Senior Vice President and Chief Financial Officer of Syntex Corporation from 1979 to 1985.
Mr. Norby also serves on the board of directors of LSI Logic Corporation.


         Michael J. Paxton became Chairman, President and Chief Executive Officer of O'Cedar Holdings, Inc. in January 1996. From March 1992 until joining O'Cedar Holdings, Inc., he was President and Chief Executive Officer of The Haagen-Dazs Company, Inc. Prior to that he was President of the Baked Goods Division of The Pillsbury Company. Both companies are subsidiaries of Grand Metropolitan PLC. He has been a director of Agritope, Inc. since September 1992 and is also a director of Transport Corporation of America, Inc.

         Roger L. Pringle has been Chairman of the Board of the Company since April 1990, and is also a director of Agritope, Inc. He is President of The Pringle Company, a management consulting firm in Portland, Oregon, which he founded in 1975.

         G. Patrick Sheaffer has been President of Riverview Savings Bank in Camas, Washington, since 1979, and has served as a director of the bank since 1983. In 1993, Mr. Sheaffer also became Chairman and Chief Executive Officer of Riverview Savings Bank and Riverview Mutual Holding Company, a bank holding company. He has been a director of the Washington Savings League since 1980.

DIRECTORS' MEETINGS

         The Board held 13 meetings during the fiscal year ended September 30, 1996. Each director attended more than 75 percent of the combined total of meetings of the Board and of committees of the Board on which the director served at any time during the year.

COMMITTEES OF THE BOARD


         The Board has designated an Executive Committee to assist in the discharge of the Board's responsibilities. The Executive Committee is composed of three directors, Roger L. Pringle, Chairman, G. Patrick Sheaffer, and Adolph
J. Ferro, Ph.D. The Executive Committee met once during the fiscal year ended September 30, 1996. The Executive Committee may exercise all the authority and powers of the Board in the management of the business and affairs of the Company, except those reserved to the Board by the Oregon Business Corporation Act and the authority to appoint or remove officers.

         The Executive Compensation Committee of the Board establishes and reviews from time to time compensation for executive officers of the Company, administers the ISOP and the Award Plan, and performs other tasks as the Board may direct. Members of the Executive Compensation Committee are W. Charles Armstrong, Chairman, G. Patrick Sheaffer, and R. Douglas Norby. The Executive Compensation Committee met eight times during the fiscal year ended September 30, 1996.


         The  Audit   Committee  of  the  Board  reviews  the   performance  and
independence of the Company's independent accountants. Members of the Audit Committee are G. Patrick Sheaffer, Chairman, R. Douglas Norby, and Roger L. Pringle. The Audit Committee met once during the fiscal year ended September 30, 1996.

         The Board does not have a nominating committee.

PROPOSAL 1:  BOARD RECOMMENDATION AND VOTE REQUIRED

         The Board recommends a vote FOR the election of the nominees for Class I directors. If a quorum is present at the Annual Meeting, each nominee will be elected if he receives a plurality of the votes cast.

                     PROPOSAL 2: THE AGRITOPE STOCK PROPOSAL

                                     GENERAL

         Shareholders are being asked to consider and approve the Agritope Stock Proposal, which if approved would authorize the Amendment to the Articles in the form set forth in Annex II. The Amendment would increase the number of shares of authorized Epitope Common Stock from 30 million to 100 million, consisting of 60 million shares of Medical Products Stock and 40 million shares of Agritope Stock, redesignate the existing Epitope Common Stock as Medical Products Stock, and establish the powers and rights of the Agritope Stock and Medical Products Stock, and the qualifications, limitations, or restrictions thereof.


         Agritope Stock is intended to reflect the value and track the performance of Agritope. The Company's Agritope group historically has focused its efforts on the development of novel agricultural products using both plant genetic engineering and other modern methods. Through the acquisition of A&W on December 12, 1996, and majority ownership of Vinifera, Agritope now conducts operations in each step of the production and distribution chain for a broad range of fruits, vegetables and plants and has an infrastructure that will facilitate commercialization of the Company's genetically engineered agricultural products.

         Agritope consists of three major units: Agritope Research and Development, A&W, and Vinifera. Agritope Research and Development contributes biotechnology and product development efforts to A&W and Vinifera as well as to its other business partners. Through A&W, Agritope produces, markets, distributes and sells a wide variety of fruits and vegetables throughout North America. Through Vinifera, Agritope believes that it offers one of the most technically advanced grapevine plant propagation and disease screening and elimination programs available to the worldwide wine and table grape production industry. See Annex III, "The Company--Description of Business--Agritope," for a more complete description of Agritope's technology and products.

         Agritope will operate as a distinct group within Epitope, but will have access to the Company's offices, facilities, and administrative staff. On the Effective Date, Agritope will have approximately 60 employees. In addition, $ million in cash will be allocated to Agritope on the Effective Date. The allocation of cash will be treated as a capital contribution and, accordingly, will result in an increase in the group equity of Agritope and a corresponding decrease in the group equity of Epitope Medical Products. The allocation will not create an Inter-Group Interest.

         On the Effective Date, each outstanding share of Epitope Common Stock will be redesignated as one share of Medical Products Stock without any action by the holder. The market price of Medical Products Stock is intended to reflect the value and track the performance of Epitope Medical Products. Epitope Medical Products develops and markets diagnostic tests and related devices for the detection of HIV, the principal cause of AIDS, and for the detection of other medical conditions and analytes. Its oral specimen HIV testing system is marketed under the names OraSure(R) and EpiScreen(TM). Medical Products Stock will also reflect the value, if any, of any Inter-Group Interest in Agritope attributable to Epitope Medical Products. Epitope Medical Products will encompass all the Company's medical products businesses. See Annex III, "The Company--Description of Business--Epitope Medical Products," for a more complete description of Epitope Medical Products.


         If shareholders approve the Agritope Stock Proposal, Epitope expects to file the Amendment with the Secretary of State of Oregon on the date of the Annual Meeting. At any time prior to filing the Amendment, before or after approval of the Agritope Stock Proposal by the shareholders, the Board may abandon the Agritope Stock Proposal without further action by the shareholders. The Agritope Stock issuable in connection with the Distribution would be intended initially to represent 100 percent of the equity value of the Company attributable to Agritope. Additional shares of Agritope Stock will be reserved for issuance upon the conversion of outstanding stock options and warrants and as a result of antidilution adjustments related to the Distribution.


         Following the Distribution, the Company may from time to time, by action of its Board, (i) offer shares of Agritope Stock and Medical Products Stock for cash in one or more public offerings, (ii) issue shares of Agritope Stock and Medical Products Stock as consideration for acquisitions or investments, (iii) issue shares of Agritope

Stock and Medical Products Stock to employees of the Company pursuant to employee benefit plans, or (iv) issue shares of Agritope Stock and Medical Products Stock for any other proper corporate purpose. So long as sufficient authorized shares are available, the timing, sequence, size, and terms of these transactions would be determined by the Board, without further approval of the shareholders, unless deemed advisable by the Board or required by applicable law, regulation, or Nasdaq National Market requirements. Except in connection with the creation of or increase or decrease in an Inter-Group Interest, the Board must allocate the net proceeds or other benefits of issuing common stock to the group represented by the class of stock issued, unless otherwise approved by the holders of the affected class of common stock voting as a separate voting group. See "Proposal 2: The Agritope Stock Proposal--Description of Medical Products Stock and Agritope Stock."

         Immediately following the Distribution, there will be no Inter-Group Interests. An Inter-Group Interest would be created only if a subsequent transfer of cash, assets, products or other property from Agritope or Epitope Medical Products to the other is specifically designated by the Board as being made to create an Inter-Group Interest (in contrast to transfers made for other consideration such as transfers as loans or in purchase and sale transactions) or if outstanding shares of Agritope Stock or Medical Products Stock are retired or otherwise cease to be outstanding following their purchase with funds attributable to the other group. Agritope Stock and Medical Products Stock are intended to reflect, in addition to the value of Agritope and Epitope Medical Products, respectively, the value of any Inter-Group Interest in the other group.

                                THE DISTRIBUTION

         The Board has adopted resolutions declaring a distribution of one-half share of Agritope Stock on each outstanding share of Epitope Common Stock to holders of record at the close of business on the Effective Date, subject to shareholder approval of the Agritope Stock Proposal. An aggregate of approximately 6.9 million shares of Agritope Stock would be issued in the Distribution. On or about the sixth business day following the Effective Date, certificates for shares of Agritope Stock will be mailed to holders of record on the Effective Date.

         The Distribution ratio was determined by the Board in consultation with Vector Securities, the Company's financial advisor in connection with the Agritope Stock Proposal. In determining the Distribution ratio, the Company took into account, among other things, the assets and liabilities of Agritope and Epitope Medical Products, their recent historical financial performance relative to competitors that are publicly traded, their future prospects and the current state of the capital markets.

         Fractional shares of Agritope Stock will not be issued in the Distribution. If more than one share of Epitope Common Stock is held by the same holder of record, Epitope will aggregate the number of shares of Agritope Stock issuable to that holder in the Distribution. If the aggregate number includes a fraction of a whole share, Epitope will pay the cash value of the fractional share to the holder, based on the Effective Date Trading Price. The "Effective Date Trading Price" of a class of stock is either (i) the average of the high and low reported sales prices of that class of stock on the Effective Date, or
(ii) if that class of stock is not traded on the Effective Date, the average of the high and low reported sales prices of that class of stock on the first day thereafter on which trading occurs, or (iii) if that class of stock does not trade during the 20-day period following the Effective Date, the Fair Value of a share of that class of stock as of the Effective Date as determined by the Board, in consultation with its legal and financial advisors. Shareholders who own their stock in "street name" through a broker or other nominee listed as the holder of record will have their fractional shares handled according to the practices of the broker or nominee, which may result in those shareholders receiving a price for their fractional share interests that is higher or lower than the price paid by the Company to shareholders of record.


         IF THE AGRITOPE STOCK PROPOSAL IS NOT APPROVED BY THE SHAREHOLDERS, AGRITOPE STOCK WILL NOT BE CREATED AND ISSUED, AND THE DISTRIBUTION WILL NOT OCCUR.

                     REASONS FOR THE AGRITOPE STOCK PROPOSAL


         The Agritope Stock Proposal was adopted by the Board following its review of various alternatives for enhancing shareholder value, creating flexibility for the future growth of the Company and advancing the Company's strategic objectives. The Board has been concerned that the investment community has historically focused principally on the products and business of Epitope Medical Products and has not given sufficient recognition to the value of Agritope's business. The Agritope Stock Proposal is intended to enhance shareholder value over the long term by permitting separate market valuations of Agritope and Epitope Medical Products and recognition of the respective value of each group. There can be no assurance, however, that the combined market values of the Medical Products Stock and the Agritope Stock held by a shareholder after the Effective Date will equal or exceed the market value of the existing Epitope Common Stock held by the shareholder prior to the Effective Date.

         The Agritope Stock Proposal is intended to provide investors with separate securities reflecting the performance of Agritope and Epitope Medical Products, respectively, while preserving for the Company's businesses the benefits of being part of a consolidated enterprise. The Agritope Stock Proposal is also intended to afford the Company increased flexibility for each group to raise capital, make acquisitions and investments, and enter into strategic partnering transactions, using an equity security related specifically to that group. For example, if capital is needed solely for Agritope's business, the Company could issue Agritope Stock. Similarly, an acquisition related to Epitope Medical Products or strategic partnering transaction involving a partner interested solely in Epitope Medical Products could be effected through the issuance of Medical Products Stock. In contrast to shareholders of separate publicly held corporations, however, holders of Agritope Stock and Medical Products Stock will continue to be subject to all the risks associated with an investment in the Company and all its businesses, assets and liabilities.

         At the Board's request, management has from time to time explored the alternatives available to the Company in view of its strategic objectives and the capital needs of each of its businesses. These alternatives included (i) preservation of the Company's existing capital structure; (ii) a spin-off to the Company's shareholders of one or more of its businesses; (iii) the public offering of common stock of Agritope, Inc.; and (iv) the creation of two classes of common stock intended to reflect separately the businesses of Epitope Medical Products and Agritope.

         The Board reviewed these alternatives and, with the assistance of its financial, legal, accounting and tax advisors, considered the following factors in concluding that the Agritope Stock Proposal is in the best interests of the Company and its shareholders:

         1. The Company's current strategic objectives and the rationale for a change in its capital structure, including the future capital requirements of each of its businesses.

         2. The Company's long-term strategic objectives given the market opportunities provided by and competitive and regulatory environments facing Epitope Medical Products and Agritope.

         3. The investment community's principal focus on the products and businesses of Epitope Medical Products and the lack of formal research coverage for Epitope Common Stock.

         4. The use by other companies of equity securities intended to reflect separately the performance of specific businesses and the market performance of such securities.

         In arriving at its recommendation and determination, the Board considered the advantages and disadvantages of the various proposals. Among the principal advantages considered by the Board in reaching its determination were the following:

         1. Separate equity securities would enable investors to gain a better understanding of the businesses of Epitope Medical Products and Agritope. The separate reporting of their financial results would create a framework for increased and focused equity research coverage by the investment community, which should encourage proper valuation of the assets and businesses of each group.

         2. Separate equity securities would enable investors to invest in a security that tracks the performance of a single line of business.

         3. Separate equity securities would afford increased flexibility for each group to raise capital, make acquisitions and investments, and enter strategic partnering transactions, using an equity security related specifically to that group.

         4. Separate equity securities would provide a framework for structuring incentive plans for employees of each group that can be tied directly to both the business results and the stock price performance of the group in which they are employed.

         5. The Agritope Stock Proposal preserves for both groups the access to the skill and resources of senior management, the Company's ability to continue filing consolidated tax returns, and the benefit of lower administrative costs than would be incurred by two separate, publicly owned entities. Each group will benefit from the avoidance of duplicate overhead and infrastructure that would be required if each group operated on a stand-alone basis. Under the Agritope Stock Proposal each group will receive, on a centralized basis, certain shared services such as accounting, finance, general management (including oversight from a single Board of Directors), human resources, investor relations, information systems and payroll services.

         6. Counsel to Epitope advised the Board that the distribution of Agritope Stock to the Company's shareholders may be effected on a tax-free basis.

         7. By permitting the Board to redeem the stock of either group for stock of the other group, under certain conditions, the Agritope Stock Proposal retains for the Board the flexibility to consider possible future restructuring options.

         The Board also evaluated the potential adverse consequences of the Agritope Stock Proposal, including (i) the possibility that a more complex capital structure could inhibit the efficient evaluation of either or both classes of stock and, therefore, not have the intended effect of enhancing shareholder value; (ii) the potential conflicting interests between the two groups and the issues that could arise in resolving such conflicts; and (iii) the risks discussed under "Risk Factors."

         In reaching the decision to approve the Agritope Stock Proposal, the Board did not assign any relative weight to the specific factors, advantages or disadvantages considered and individual directors may have given different weights to different factors, advantages or disadvantages. The Board determined that, on balance, the potential advantages of the Agritope Stock Proposal outweighed the potential adverse consequences and concluded that the Agritope Stock Proposal was in the best interests of the Company and its shareholders.


                       MANAGEMENT AND ACCOUNTING POLICIES

         The Board has adopted the following policies to govern the management of Agritope and Epitope Medical Products. Except as otherwise stated below, the policies may be modified or rescinded in the sole discretion of the Board without approval of shareholders, subject only to the Board's fiduciary duty to shareholders. The Board may also adopt additional policies depending on the circumstances. Any determination of the Board to modify or rescind these policies or to adopt additional policies, including any decision that would have disparate impacts on holders of the two classes of common stock, would be governed by the principles of Oregon law discussed under "Risk Factors--Risks Related to Two Classes of Common Stock--Fiduciary Duties; Potential Conflicts." In addition, generally accepted accounting principles require that any change in accounting policy be preferable (in accordance with such principles) to the previous policy.

         If the Agritope Stock Proposal is approved by shareholders, the Company will prepare consolidated financial statements of the Company, combined financial statements of Agritope and combined financial statements of Epitope Medical Products. The combined financial statements of Agritope and the combined financial statements of Epitope Medical Products, taken together, would effectively comprise all the accounts reflected as consolidated financial statements of the Company. The combined financial statements of Agritope and the combined financial statements of Epitope Medical Products will principally reflect the combined financial position, results of operations and cash flows of the businesses included therein. Notwithstanding allocations of assets and liabilities for the purpose of preparing group combined financial statements, holders of both Agritope Stock and Medical Products Stock would continue to be subject to all the risks associated with an investment in the Company and all its businesses, assets, and liabilities. See "Risk Factors--Risks Related to Two Classes of Common Stock--Shareholders of One Company; Financial Impacts on One Group Could Affect the Other."

         REVENUE ALLOCATION. Revenues from the sale of a group's products will be credited to that group. The cost of research performed by one group for the benefit of another group will be charged to the group for which the work is performed in the manner described under "Expense Allocation" below.

         EXPENSE ALLOCATION. All direct expenses will be charged to the group for the benefit of which they are incurred. Corporate and general and administrative expenses and other shared services or other indirect costs will be allocated to each group in a reasonable and consistent manner based on utilization by the group of the services to which the costs relate. To the extent that transfers of funds between groups are treated as borrowings (as opposed to the creation of or increase or decrease in an Inter-Group Interest), inter-group accounts will be established with interest imputed at the rate then available to the Company for short-term borrowings.

         TAX ALLOCATIONS. Income taxes will be allocated to each group based on the financial statement income, taxable income, credits and other amounts properly allocable to the group under generally accepted accounting principles as if each group were a separate taxpayer. Any projected tax benefit attributable to either group, however, that cannot be utilized by the group to offset or reduce its current or deferred income tax expense may be allocated to the other group without any compensating payment or allocation.

         ACQUISITIONS OF PROGRAMS, PRODUCTS OR ASSETS. Upon the acquisition by Epitope from a third party of any additional programs, products or assets (whether by acquisition of assets or stock, merger, consolidation or otherwise), the aggregate cost of the acquisition and the programs, products or assets acquired will be allocated among the groups of Epitope to which the programs, products or assets are assigned. Such an assignment and allocation will be made by the Board taking into account such matters as the Board and its financial advisors, if any, deem relevant.


         DISPOSITION OF PROGRAMS, PRODUCTS OR ASSETS. Upon any sale, transfer, assignment or other disposition by Epitope of any product, program or asset not consisting of all or substantially all the assets of a group, all proceeds from the disposition will be allocated to the group to which the program, product or asset has been allocated unless the holders of that group's stock approve allocation to the other group. If the program, product or asset was allocated to more than one group, the proceeds of the disposition will be allocated among the groups based on their respective interests in the program, product or asset. Allocation will be made by the Board taking into account such matters as the Board and its financial advisors, if any, deem relevant. This policy is not subject to change without the approval of holders of both classes of common stock, each voting as a separate voting group.


         INTER-GROUP ASSET TRANSFERS. The Board may, at any time and from time to time, transfer any program, product or other asset from one group to the other group. All such transfers shall be effected at Fair Value, as determined by the Board, taking into account, in the case of a program under development, the commercial potential of the program, the phase of development of the program, the expenses associated with realizing any income from the program, the likelihood and timing of any such realization and other matters that the Board and its financial advisors, if any, deem relevant. The consideration for the transfer may be paid by one group to the other in cash or other property, including the creation of or an increase in the Inter-Group Interest allocated to the transferring group or a decrease in the Inter-Group Interest allocated to the recipient group.

         ACCESS TO TECHNOLOGY AND KNOW-HOW. Agritope and Epitope Medical Products will each have access to all technology and know-how of the other group that may be useful in the group's business, subject to any obligations or limitations imposed by agreements with third parties. Access by a group shall be permitted without consideration with respect to technology or know-how of the other group that existed at the Effective Date, and with respect to other technology or know-how so long as it is used solely for research and development purposes. Such access for commercial applications of technology or know-how that did not exist at the Effective Date shall be permitted only at Fair Value, as determined by the Board, unless access without such consideration is approved by the holders of the class of stock representing the group that owns the technology. The consideration for access, if any, may be paid by one group to the other in cash or other property, including an increase or decrease, as appropriate, in an Inter-Group Interest.


         TREATMENT OF DIVIDENDS OR DISTRIBUTIONS. Financial impacts of dividends or other distributions on Medical Products Stock will be attributed entirely to Epitope Medical Products, and financial impacts of dividends or other distributions on Agritope Stock will be attributed entirely to Agritope, except that dividends or other distributions on Medical Products Stock or Agritope Stock (including any dividend of Net Proceeds from the Disposition of all or substantially all the properties and assets of a group), as the case may be, will (if at the time there is an Inter-Group Interest) result in the other group being credited, and the group paying the dividend being charged (in addition to the charge for the dividend or the distribution paid), with an amount equal to the product of (i) the aggregate amount of such dividend or other distribution paid or distributed in respect of outstanding shares of common stock of the group paying the dividend and (ii) a fraction the numerator of which is the Inter-Group Interest Fraction relating to the group paying the dividend and the denominator of which is the related Outstanding Interest Fraction. Financial impacts of repurchases of common stock of a group the consideration for which is charged to such group will to such extent be reflected in the combined financial statements of such group, and financial impacts of repurchases of one group's common stock the consideration for which is charged to the other group will to such extent be reflected in the combined financial statements of such other group and will result in the creation of, or an increase or decrease in any then-existing, related Inter-Group Interest. This policy may be changed without shareholder approval only to the extent the change would not require an amendment to the Articles as in effect at the time of the change.


         ISSUANCE OF ADDITIONAL SHARES OF ANY CLASS OF COMMON STOCK. If additional shares of any class of common stock are issued and sold by Epitope, the net proceeds will be allocated to and reflected in the financial statements of the group to which they relate unless attributable to a reduction in an
Inter-Group Interest. This policy is not subject to change after the Distribution without the approval of the holders of the affected group's stock, voting as a separate voting group.

         ALLOCATION OF BUSINESS OPPORTUNITIES/RESOURCES. The Board expects to determine, either in specific instances or by adopting generally applicable policies from time to time, whether to allocate resources and financial support to, or to pursue business opportunities or operational strategies through, Agritope or Epitope Medical Products, after consideration of such factors as it deems relevant.

            DESCRIPTION OF MEDICAL PRODUCTS STOCK AND AGRITOPE STOCK

         THE FOLLOWING DESCRIPTION IS QUALIFIED BY REFERENCE TO ANNEX II TO THIS PROSPECTUS/PROXY STATEMENT, WHICH CONTAINS THE FULL TEXT OF THE VOTING, DIVIDEND, LIQUIDATION, EXCHANGE, AND OTHER RIGHTS OF MEDICAL PRODUCTS STOCK AND AGRITOPE STOCK.

GENERAL

         The Articles currently provide that Epitope is authorized to issue 31 million shares of capital stock, consisting of 30 million shares of Epitope Common Stock and 1 million shares of Preferred Stock. If the Agritope Stock Proposal is approved, the Articles will be amended (i) to provide for an increase in the authorized common stock to 100 million shares, (ii) to create a new class of common stock, to be designated Agritope Common Stock, no par value, consisting of 40 million authorized shares and (iii) to redesignate the existing Epitope Common Stock as Epitope Medical Products Common Stock, no par value, consisting of 60 million authorized shares. Each class of common stock will have the voting, dividend, liquidation, exchange, and other rights described below.

         The authorized but unissued shares of Medical Products Stock and Agritope Stock will be available for issuance by the Company from time to time, as determined by the Board, for any proper corporate purpose, which could include raising capital, acquiring other companies or making investments or providing compensation or benefits to employees. The issuance of such shares would not be subject to approval by the shareholders of the Company, unless deemed advisable by the Board or required by applicable law, regulation or Nasdaq National Market requirements.

DIVIDENDS


         The Articles currently provide that holders of Epitope Common Stock are entitled to receive, to the extent permitted by law, such dividends as may from time to time be declared by the Board. If the Agritope Stock Proposal is approved, the Articles will be amended to provide that cash dividends on Medical Products Stock and Agritope Stock may be declared and paid only out of the lesser of (i) funds of Epitope legally available therefor and (ii) the Available Medical Products Dividend Amount (with respect to Medical Products Stock) or the Available Agritope Dividend Amount (with respect to Agritope Stock). Under the Corporation Act, the payment of cash dividends is permitted only if after making the payment, in the judgment of the Board: (a) the Company would be able to pay its debts as they become due in the usual course of business; and (b) the Company's total assets would at least equal the sum of its total liabilities plus the amount that would be needed to satisfy the preferential rights of shareholders upon dissolution. Subject to the limitations set forth in the Articles as proposed to be amended and the Corporation Act, the Board may, in its sole discretion, declare and pay cash dividends on either class of common stock without declaring or paying dividends on the other class, or may declare and pay dividends on both classes in equal or unequal amounts, notwithstanding the amounts available for the payment of cash dividends on each class, the respective voting and liquidation rights of each class, the amounts of prior cash dividends declared on each class or any other factor.


         If the Agritope Stock Proposal had been in effect at September 30, 1996, the total amount available for cash dividends on Medical Products Stock and Agritope Stock on September 30, 1996, would have been approximately $ and $ , respectively. Epitope has never paid a cash dividend on any class of its capital stock and currently intends to retain all earnings for use in its business.

         As stated above, in addition to the statutory limitations under the Corporation Act, cash dividends on Medical Products Stock and Agritope Stock would be limited as provided in the Articles to an amount not in excess of the Available Medical Products Dividend Amount or the Available Agritope Dividend Amount, respectively. The "Available Dividend Amount" with respect to a particular class of common stock is defined to mean generally the greatest of
(a) the product of (i) the Outstanding Interest Fraction multiplied by (ii) an amount equal to the Fair Value of the net assets allocated to the group represented by that class of common stock, (b) the product of (i) the Outstanding Interest Fraction multiplied by (ii) an amount equal to shareholders' equity allocated to that group as of September 30, 1996, increased or decreased, as appropriate, to reflect, after September 30, 1996, (X) the net income or loss of the group, (Y) any dividends or other distributions (including by reclassification or exchange) declared or paid with respect to, or repurchases or issuances of, any shares of capital stock attributed to the group, but excluding dividends or other distributions paid in shares of capital stock attributed to the group to the holders thereof, and (Z) any other adjustments to the shareholders' equity of the group made in accordance with generally accepted accounting principles, or (c) the amount legally available for the payment of cash dividends determined in accordance with the Corporation Act applied as if the group were a separate corporation.

         At the time of any dividend or other distribution on the outstanding shares of Medical Products Stock or Agritope Stock (including any dividend of Net Proceeds from the Disposition of all or substantially all of the properties and assets of Epitope Medical Products or Agritope), the other group will (if at such time there is an Inter-Group Interest) be credited, and the group paying the dividend will be charged (in addition to the charge for the dividend or other distribution paid or distributed in respect of outstanding shares of common stock of the group paying the dividend), with an amount equal to the product of (i) the aggregate amount of such dividend or distribution paid or distributed in respect of outstanding shares of common stock of the group paying the dividend times (ii) a fraction the numerator of which is the Inter-Group Interest Fraction relating to the group paying the dividends and the denominator of which is the related Outstanding Interest Fraction.

EXCHANGE

         The Articles currently do not provide for any exchange or redemption of Epitope Common Stock. If the Agritope Stock Proposal is approved, the Articles will provide that Agritope Stock or Medical Products Stock may be exchanged on the terms described below. Epitope cannot predict the impact that its ability to effect such exchanges may have on the market prices for Medical Products Stock and Agritope Stock.


         EXCHANGE AT COMPANY'S OPTION. At any time after February 28, 1999, the Board may determine to exchange each outstanding share of a group's common stock for (a) a number of fully paid and nonassessable shares of common stock of the other group equal to (1) 115 percent of the average Market Value of one share of common stock of the group subject to the exchange (the "Exchange Amount") divided by (2) the average Market Value of one share of the common stock of the other group, or (b) cash equal to the Exchange Amount or (c) any combination of common stock of the other group and cash, as determined by the Board, equal to the Exchange Amount. Average Market Value shall be calculated for a share of common stock for the 20-Trading Day period preceding the public announcement by the Company of the exchange. See Annex VI for an illustration of the exchange provisions of Agritope Stock and Medical Products Stock.


         The optional exchange provision allows Epitope the flexibility to redeem all outstanding shares of Agritope Stock or Medical Products Stock and leave outstanding one class of common stock that would represent the equity interest in all Epitope's businesses. The optional exchange could occur at any future time after February 28, 1999, if the Board determined that, under the facts and circumstances then existing, an equity structure consisting of two classes of common stock was no longer in the best interests of all Epitope's shareholders. An exchange may be consummated at a time that is disadvantageous to the holders of either Medical Products Stock or Agritope Stock. Epitope may make open market purchases of shares of any class of its common stock in accordance with applicable corporate and securities law requirements, without payment of the 15 percent premium. See "Risk Factors--Risks Related to Two Classes of Common Stock--No Rights or Additional Duties With Respect to the Groups; Potential Conflicts."

         MANDATORY DIVIDEND, REDEMPTION OR EXCHANGE OF COMMON STOCK. In the event of the Disposition, in one transaction or a series of related transactions, by Epitope of all or substantially all the properties and assets of Agritope or of Epitope Medical Products (other than in connection with the Disposition by Epitope of all or substantially all its properties and assets in one transaction or a series of related transactions) to any person, entity or group (other than (a) any entity which Epitope, directly or indirectly, owns all the equity interest or (b) in connection with a Related Business Transaction), Epitope is required, on or prior to the 85th Trading Day following the consummation of the Disposition, at the election of the Company, to either


                  (1) provided that there are funds of the Company legally available therefor:

                  (i) subject to the limitations on dividends set forth above, declare and pay a dividend in cash, securities (other than common stock) and/or other property to the holders of the Affected Group's stock having a Fair Value as of the date of the consummation of the Disposition in the aggregate equal to the product of the Outstanding Interest Fraction of such group as of the record date for determining the holders entitled to receive the dividend multiplied by the Fair Value of the Net Proceeds of the Disposition; or

                  (ii)(A) if the Disposition involves all (not merely substantially all) of the properties and assets of a group, redeem all outstanding shares of the cash, securities (other than common stock) and/or other property having a Fair Value as of the date of such consummation in the aggregate amount equal to the product of the Outstanding Interest Fraction of the group as of the date of such redemption multiplied by the Fair Value of the Net Proceeds of the Disposition; or

                  (ii)(B) if the Disposition involves substantially all (but not all) of the properties and assets of a group, apply an aggregate amount of cash, securities (other than common stock) and/or other property having a Fair Value as of the date of such consummation in the aggregate equal to the product of the Outstanding Interest Fraction of the group as of the date shares are selected for redemption multiplied by the Fair Value of the Net Proceeds of the Disposition as of the date of such consummation, to the redemption of outstanding shares of common stock of such group; the number of shares to be redeemed to equal the lesser of (x) the whole number of shares nearest the number determined by dividing the aggregate amount so applied to the redemption of such common stock by the average Market Value of one share of the Affected Group's stock during the ten-Trading Day period beginning on the 16th Trading Day following the consummation of the Disposition and (y) the number of shares of such class of stock outstanding; provided, however, that the Company may only redeem shares of a class of common stock pursuant to this paragraph (ii) if the amount to be paid in redemption of such shares is less than or equal to the Available Dividend Amount with respect to such class of common stock; or

                  (2) exchange each outstanding share of the Affected Group's stock for a number of fully paid and nonassessable shares of stock of the other group equal to 115 percent of the ratio of the average Market Value of one share of the Affected Group's stock to the average Market Value of one share of common stock of the other group during the ten-Trading Day period referred to above. See Annex VI for an illustration of the exchange or redemption provisions of Agritope Stock and Medical Products Stock.


         Consequently, holders of stock for the group subject to the Disposition may receive a greater or lesser premium for their shares than any premium paid by a third party buyer of the assets. In addition, any such exchange for shares of stock for the remaining group could be made at a time when the stock being surrendered is considered to be undervalued and the stock to be received by shareholders is considered to be overvalued.

         The option to convert Agritope Stock into Medical Products Stock and vice-versa in the event of a Disposition provides the Company with additional flexibility by allowing the Company to deliver consideration in the form of shares of stock rather than cash or securities or other properties. This alternative could be used, for example, in circumstances when the Company did not have sufficient legally available assets under the Corporation Act to pay the full amount of an otherwise required dividend or redemption or when the Company desired to retain such proceeds.

         If less than substantially all of the properties and assets of Agritope or Epitope Medical Products, as the case may be, were disposed of by the Company in one transaction (even if an additional transaction were consummated at a later time in which additional properties and assets of Agritope or Epitope Medical Products, as the case may be, were disposed of by the Company, which, together with the properties and assets disposed of in the first transaction, would have constituted substantially all of the properties and assets of Agritope or Epitope Medical Products, as the case may be, at the time of the first transaction), the Company would not be required to pay a dividend on, redeem or convert the outstanding shares of the relevant class of stock, unless such transactions constituted a series of related transactions. The second transaction, however, could trigger such a requirement if, at the time of the second transaction, the properties and assets disposed of in such transaction constituted at least substantially all of the properties and assets of Agritope or Epitope Medical Products, as the case may be, at such time. If less than substantially all of the properties and assets of Agritope or Epitope Medical Products, as the case may be, were disposed of by the Company, the holders of the relevant class of stock would not be entitled to receive any dividend or have their shares redeemed or converted, although the Board could determine, in its sole discretion, to pay a dividend in an amount related to the proceeds of such Disposition.


         EXCHANGE FOR STOCK OF SUBSIDIARY. The Company may exchange all of the outstanding shares of Agritope Stock or Medical Products Stock for stock of one or more wholly owned, direct subsidiaries, if the subsidiaries hold all the assets and liabilities of the Affected Group. This provision is intended to give the Company the flexibility to spin off a group as a separate entity, although the Company has no present intention to do so.

         If the Company elected to make such an exchange, each share of the Affected Group's Stock would be exchanged for a number of shares of common stock of the subsidiary or subsidiaries equal to the product of the Outstanding Interest Fraction of the Affected Group multiplied by the number of shares of subsidiary common stock that will be outstanding immediately after the exchange, divided by the number of shares of the Affected Group's Stock outstanding. As a result, the Company would continue to own an interest in each subsidiary if the Outstanding Interest Fraction were less than 100 percent. If a subsidiary whose stock is being distributed in the exchange in turn owns a second subsidiary, the second subsidiary's stock would not be distributed in the exchange, but would continue to be held by the subsidiary being spun off.

         DISTRIBUTION OF INTER-GROUP SHARES ISSUABLE. If a class of stock of one group is being exchanged at the Company's option or in connection with a Disposition, redeemed in connection with a Disposition of all the group's assets, or exchanged for stock of a subsidiary, and the Affected Group holds an Inter-Group Interest in the other group, holders of the Affected Group's stock will receive newly issued shares of the other group's stock corresponding to the number of Inter-Group Shares Issuable, in addition to the shares, cash, or other consideration to be distributed in connection with the exchange or redemption. Each shareholder of the Affected Group would receive the shareholder's pro rata interest in a number of newly issued shares of the other group's stock equal to the product of the Outstanding Interest Fraction of the Affected Group, multiplied by the number of Inter-Group Shares issuable with respect to the Affected Group's Inter-Group Interest in the other group.

         No such distribution of shares corresponding to an Inter-Group Interest would be made in the case of a dividend paid in connection with a Disposition or in the case of a redemption in connection with a Disposition of less than all assets of a group. See Annex VI for an illustration of the distribution of shares corresponding to an Inter-Group Interest in connection with an exchange or redemption.


         GENERAL EXCHANGE AND REDEMPTION PROVISIONS.

         ELECTION OF DIVIDEND, REDEMPTION, OR EXCHANGE. Not later than the 10th Trading Day following the consummation of a Disposition referred to above under "-- Mandatory Dividend, Redemption or Exchange of Common Stock," the Company will announce publicly by press release (i) the Net Proceeds of such Disposition, (ii) the number of shares outstanding of the class of common stock relating to the group subject to such Disposition, (iii) the number of shares of such common stock into or for which Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof and (iv) the applicable Outstanding Interest Fraction, if applicable, as of a recent date preceding the date of such notice. Not earlier than the 26th Trading Day and not later than the 30th Trading Day following the consummation of such Disposition, the Company will announce publicly by press release which of the actions specified in clause (1) or (2) of the first paragraph under "-- Mandatory Dividend, Redemption or Exchange of Common Stock" it has irrevocably determined to take.

         DIVIDEND NOTICE. If the Company determines to pay a dividend as described in clause (1)(i) of the first paragraph under "-- Mandatory Dividend, Redemption or Exchange of Common Stock," the Company is required, not later than the 30th Trading Day following the consummation of such Disposition, to cause to be given to each holder of record of shares of the class of common stock relating to the group subject to such Disposition and to each holder of record of Convertible Securities convertible into or exchangeable or exercisable for shares of such common stock (unless alternate provision for notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities), a notice setting forth (i) the record date for determining holders entitled to receive such dividend, which shall be not earlier than the 40th Trading Day and not later than the 50th Trading Day following the consummation of such Disposition, (ii) the anticipated payment date of such dividend (which will not be more than 85 Trading Days following the consummation of such Disposition), (iii) type of property to be paid on such dividend in respect of outstanding shares of such common stock, (iv) the Net Proceeds of such Disposition, (v) the Outstanding Interest Fraction as of a recent date preceding the date of such notice, (vi) the number of outstanding shares of such common stock and the number of shares of such common stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof and (vii) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities will be entitled to receive such dividend only if such holder properly converts, exchanges or exercises them on or prior to the record date referred to in clause (1)(i) of this sentence. Such notice will be sent by first-class mail, postage prepaid, to each such holder at such holder's address as the same appears on the transfer books of the Company.


         TOTAL REDEMPTION NOTICE. If the Company determines to undertake a redemption pursuant to clause (1)(ii)(A) of the first paragraph under "--
Mandatory Dividend, Redemption or Exchange of Common Stock," the Company is required, not earlier than the 45th Trading Day and not later than the 35th Trading Day prior to the redemption date, to cause to be given to each holder of record of shares of the Affected Group's stock, and to each holder of record of Convertible Securities convertible into or exchangeable or exercisable for shares of such class of common stock (unless alternate provision for the notice to the holders of the Convertible Securities is made pursuant to the terms of the Convertible Securities) a notice setting forth (i) a statement that all shares of such common stock outstanding on the redemption date will be redeemed,
(ii) the redemption date (which shall not be more than 85 Trading Days following the consummation of the Disposition), (iii) whether cash, securities and/or other property will be paid as the redemption price for the shares to be redeemed, (iv) the Net Proceeds of the Disposition, (v) the Outstanding Interest Fraction of the Affected Group as of a recent date preceding the date of the notice, (vi) the place or places where certificates for shares of such common stock, properly endorsed or assigned for transfer (unless the Company waives such requirement), are to be surrendered, (vii) the number of outstanding shares of such class of common stock and the number of shares of such class of common stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise prices thereof, (viii) in the case of notice to holders of Convertible Securities, a statement to the effect that a holder of the Convertible Securities will be entitled to participate in the redemption only if the holder properly converts, exchanges or exercises the Convertible Securities on or prior to the redemption date referred to in clause (ii) of this sentence and a statement as to what, if anything, holder will be entitled to receive if the holder converts, exchanges or exercises the Convertible Securities after the redemption date and (ix) a statement to the effect that, except as otherwise provided below, dividends on such shares of such common stock shall cease to be paid as of the redemption date. Such notice shall be sent by first-class mail, postage prepaid, to each such holder at such holder's address as the same appears on the transfer books of the Company.

         PARTIAL REDEMPTION NOTICE. If the Company determines to undertake a redemption pursuant to clause (1)(ii)(B) of the first paragraph under "--
Mandatory Dividend, Redemption or Exchange of Common Stock," the Company is required, not later than the 30th Trading Day following consummation of the Disposition, to cause to be given to each holder of record of shares of the Affected Group's stock and to each holder of record of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such common stock (unless alternate provision for notice to the holders of the Convertible Securities is made pursuant to the terms of the Convertible Securities), a notice setting forth (i) a date, not earlier than the 40th Trading Day and not later than the 50th Trading Day following the consummation of the Disposition, on which shares of such class of common stock will be selected for redemption, (ii) the anticipated redemption date (which shall not be more than 85 Trading Days following the consummation of the Disposition),
(iii) whether cash, securities and/or other property will be paid as the redemption price for the shares to be redeemed, (iv) the Net Proceeds of the Disposition, (v) the Outstanding Interest Fraction of the Affected Group as of a recent date preceding the date of the notice, (vi) the number of outstanding shares of such common stock and the number of shares of such common stock into or for which outstanding Convertible Securities are then convertible, exchangeable, or exercisable and the conversion, exchange or exercise prices thereof, and (vii) in the case of notice to holders of Convertible Securities, a statement to the effect that a holder of the Convertible Securities will be entitled to participate in the selection for redemption only if the holder properly converts, exchanges or exercises them on or prior to the date referred to in clause (i) of this sentence and a statement as to what, if anything, the holder will be entitled to receive if the holder converts, exchanges or exercises the Convertible Securities after that date. Promptly following the Selection date, the Company is required to cause to be given to each record holder of shares of such common stock to be so redeemed a notice setting forth (1) the number of shares of such common stock held by the holder to be redeemed, (2) a statement that such shares of such common stock will be redeemed, (3) the redemption date, (4) the per share amount of cash, securities and/or other property to be received by the holder with respect to each share of such common stock to be redeemed, including details as to the calculation thereof, (5) the place or places where certificates for shares of such common stock, properly endorsed or assigned for transfer (unless the Company waives the requirement) are to be surrendered, (6) if applicable, a statement to the effect that the shares being redeemed may no longer be transferred on the transfer books of the Company after the redemption date, and
(7) a statement to the effect that, except as otherwise provided below, dividends on such shares of such common stock will cease to be paid as of the redemption date. Such notices shall be sent by first-class mail, postage prepaid to each such holder, at such holder's address as the same appears on the transfer books of the Company.

         EXCHANGE NOTICE. In the event of any exchange as described under "-- Exchange at Company's Option," "-- Mandatory Dividend, Redemption or Exchange of Common Stock," or "--Exchange for Stock of Subsidiary," the Company will cause to be given to each holder of record of shares of the Affected Group's stock and to each holder of record of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such common stock (unless alternate provision for notice to the holders is made pursuant to the terms of the Convertible Securities), a notice setting forth (i) a statement that all outstanding shares of such common stock will be exchanged, (ii) the exchange date (which, in the case of an exchange after a Disposition, shall not be more than 85 Trading Days following the consummation of the Disposition and, in the case of an optional exchange, shall not be more than 85 Trading Days after the date as of which average Market Value is determined), (iii) the per share number of shares of stock and, if applicable, the amount of cash to be received with respect to each share of such common stock, including details as to the calculation thereof, (iv) the place or places where certificates for shares of such common stock, properly endorsed or assigned for transfer (unless the Company waives the requirement) are to be surrendered for delivery of certificates for shares of such common stock, (v) the number of outstanding shares of such common stock and the number of shares of such common stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise prices thereof, (vi) a statement to the effect that, except as otherwise provided below, dividends on such shares of such common stock will cease to be paid as of the exchange date and (vii) in the case of notice to holders of Convertible Securities, a statement to the effect that a holder of the Convertible Securities will be entitled to participate in the exchange only if the holder properly converts, exchanges or exercises the Convertible Securities on or prior to the exchange date referred to in clause (ii) of this sentence and a statement as to what, if anything, the holder will be entitled to receive if the holder converts, exchanges or exercises the Convertible Securities after the exchange date. The notice shall be sent by first-class mail, postage prepaid, to each such holder at such holder's address as the same appears on the transfer books of the Company.


         OTHER GENERAL PROVISIONS. Neither the failure to mail any notice described above to any particular holder of shares of any class of common stock or of any Convertible Securities nor any defect therein would affect the sufficiency thereof with respect to any other holder of outstanding shares of such common stock or of outstanding Convertible Securities, or the validity of any such exchange or redemption.

         If less than all the outstanding shares of stock are to be redeemed as described above, shares shall be redeemed by the Company pro rata among the holders of the relevant class of stock or by any method determined by the Board to be equitable.

         Before any holder of shares of Agritope Stock or Medical Products Stock shall be entitled to receive certificates representing shares of any kind of capital stock or cash and/or securities or other property to be received by the holder with respect to any exchange or redemption of the shares of the class of common stock, the holder shall surrender at such place as the Company shall specify certificates for the shares of common stock, properly endorsed or assigned for transfer (unless the Company waives this requirement). As soon as practicable after surrender of certificates for the shares of common stock, the Company will deliver to the holder of the shares so surrendered the certificates representing the number of whole shares of the kind of capital stock or cash and/or securities or other property to which the holder is entitled, together with any fractional payment referred to below. If less than all the shares represented by any one certificate are to be redeemed, the Company will issue and deliver a new certificate for the shares of stock not redeemed.

         The Company shall not be required to issue or deliver fractional shares of any class of capital stock or any fractional securities to any holder of Agritope Stock or Medical Products Stock, as the case may be, upon any exchange, redemption, dividend, or other distribution. If more than one share of Agritope Stock or Medical Products Stock, as the case may be, shall be held at the same time by the same holder of record, the Company may aggregate the number of shares of any class of capital stock issuable or the amount of securities deliverable to the holder upon exchange, redemption, dividend, or other distribution (including any fractions of shares or securities). If the number of shares of any class of capital stock or the amount of securities remaining to be issued or delivered to any holder of record of Agritope Stock or Medical Products Stock, as the case may be, is a fraction, the Company shall, if the fraction is not issued or delivered to the holder, pay a cash adjustment in respect of the fraction in an amount equal to the Fair Value of the fraction on the fifth Trading Day prior to the date the payment is to be made.


         CERTAIN OTHER EXCHANGE TERMS. The proposed amendment to the Articles set forth in Annex II contains definitions of "Affected Group," "Disposition," "Exchange Date," "Fair Value," "Market Value," "Net Proceeds," "Outstanding Interest Fraction," "Related Business Transactions," "substantially all the properties and assets," and "Trading Day," as well as provisions with regard to rights to dividends, payment of issue and transfer taxes, and the treatment of convertible securities after the Exchange Date.


VOTING RIGHTS


         Holders of Epitope Common Stock currently have the right to elect directors and vote on all other matters requiring action by the shareholders or submitted to the shareholders for action. Each share of existing Epitope Common Stock entitles the holder to one vote. If the Agritope Stock Proposal is approved, the Articles will be amended to provide that holders of shares of Medical Products Stock and Agritope Stock will vote together as a single voting group on all matters as to which common shareholders generally are entitled to vote, except as otherwise required by the Corporation Act or the Articles as proposed to be amended. On all such matters, each share of Medical Products Stock will have one vote, and each share of Agritope Stock will have a variable number of votes (which could be more than, equal to or less than one) based on the ratio of the average Market Value of one share of Agritope Stock to the average Market Value of one share of Medical Products Stock during the 20-Trading Day period immediately preceding the record date for the matter to be acted on. If shares of only one class of common stock were outstanding, or if shares of any class of common stock were entitled to vote as a separate voting group, each share of that class would have one vote. The Company will include a statement of the respective votes to which shares of each class are entitled in the announcement of the record date for each meeting. A statement of voting rights of each class will also appear in each proxy statement. See Annex VI for an illustration of the calculation of voting rights.


         The Company anticipates that Medical Products Stock would initially represent a majority of the voting power of all classes entitled to vote in the election of directors. The relative voting rights of Medical Products Stock and Agritope Stock are subject to adjustment from time to time as described above so that a holder's voting rights may more closely reflect the market value of the holder's equity investment in Epitope. Adjustments in the relative voting rights of Medical Products Stock and Agritope Stock may influence an investor interested in acquiring and maintaining a fixed percentage of Epitope's voting power to acquire that percentage of both classes of common stock. An investor in only one class of common stock or in unequal percentages of the outstanding shares in each class will be able to ascertain his or her voting power with respect to Epitope only after the relative voting rights of the two classes of stock have been determined as of the relevant record date. The relative voting power of

Agritope Stock and Medical Products Stock could fluctuate and will be influenced by many factors, including the results of operations of the Company and each of the groups, results of product development programs, competition, regulatory matters, intellectual property developments, trading volume, share issuances and repurchases, and general economic and market conditions.

         The Articles as proposed to be amended would require the approval by the holders of the affected class of common stock to:

                  (1) allow any proceeds from the Disposition of the properties or assets allocated to either group to be used in the business of the other group without fair compensation;

                  (2) issue shares of either class of common stock, other than in connection with transactions affecting an Inter-Group Interest, without allocating the net proceeds of the issuance to the group represented by the class of common stock.


         In addition to the voting rights provided in the Articles as proposed to be amended, the approval of the holders of the outstanding shares of a class of stock, voting as a separate voting group, is required under the Corporation Act to approve certain amendments to the Articles that would affect the rights of the shares of the class, to approve certain mergers involving conversion of or a change in the rights of the class, and in other limited circumstances. Most matters brought to a shareholder vote, however, will require only the approval of the holders of Epitope's outstanding capital stock entitled to vote on matters (including both classes of Epitope's common stock) voting together as a single voting group. If a shareholder vote is taken on any matter as to which neither class is entitled to vote as a separate voting group and the holders of one of the two classes have a total number of votes exceeding the maximum number of votes required to approve the matter, the holders of that class would be able to control the outcome of the matter. As noted above, the Company anticipates that Medical Products Stock would initially represent a majority of the voting power of all classes entitled to vote in the election of directors. See "Risk Factors--Investment Risks Related to Two Classes of Common Stock--No Separate Voting Rights."


LIQUIDATION RIGHTS

         Under the Corporation Act and Epitope's existing Articles, in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of Epitope, holders of Epitope Common Stock are entitled to receive the net assets, if any, of Epitope remaining for distribution after Epitope has satisfied or made provision for its debts and obligations and for payment to the holders of shares of any class or series of capital stock having preferential rights to receive distributions of Epitope's net assets. If the Agritope Stock Proposal is approved, the Articles will be amended to provide that holders of outstanding shares of Medical Products Stock would share equally, on a share-for-share basis, in a portion of the assets of the Company remaining for distribution to its common shareholders equal to X/Z and the holders of the outstanding shares of Agritope Stock will share equally, on a share-for-share basis, in a portion of the assets of the Company remaining for distribution to its common shareholders equal to Y/Z, where X is the aggregate Market
Capitalization of the Medical Products Stock, Y is the aggregate Market Capitalization of the Agritope Stock, and Z is the aggregate Market Capitalization of the Medical Products Stock and Agritope Stock combined calculated over the 20-Trading Day period preceding the first public announcement of the liquidation, dissolution, or winding up. A consolidation, merger or sale of assets of the Company as a going concern will not be construed to be a "liquidation," "dissolution," or "winding up."

         No holder of Medical Products Stock or Agritope Stock shall have any special right to receive specific assets of Epitope Medical Products or Agritope, respectively, in the case of any dissolution, liquidation, or winding up of the Company.

INTER-GROUP INTERESTS

         Agritope Stock issuable pursuant to the Distribution would be intended initially to represent 100 percent of the equity value of the Company attributable to Agritope. Accordingly, neither Epitope Medical Products nor Agritope will initially have an Inter-Group Interest in the other. However, if at any time shares of Agritope Stock or Medical Products Stock representing less than 100 percent of the equity value of the Company attributable to a group are outstanding, the remaining equity value will be attributed to the other group as an Inter-Group Interest. An Inter-Group Interest will be created only if a subsequent transfer of cash, assets, products, programs or other property from a group to the other group is specifically designated by the Board as being made to create an Inter-Group Interest (in contrast to transfers made for other consideration such as transfers as loans or in purchase and sale transactions) or if outstanding shares of the class of stock relating to a group are retired or otherwise cease to be outstanding following their purchase with funds attributed to the other group.


         The number of "Inter-Group Shares Issuable" with respect to an Inter-Group Interest means the number of shares of Agritope Stock or Medical Products Stock, as the case may be, that could be issued or sold by the Company for the account of (i) Agritope with respect to an Inter-Group Interest in Epitope Medical Products and (ii) Epitope Medical Products with respect to an Inter-Group Interest in Agritope. The "Outstanding Interest Fraction" means the percentage interest in the equity value of the Company attributable to a group that is represented at any time by the outstanding shares of the class of stock for that group, and the "Inter-Group Interest Fraction" means any remaining percentage interest in the equity value of the Company attributable to the group that is represented by the other group as a result of an Inter-Group Interest held by the other group. The sum of the Outstanding Interest Fraction and the Inter-Group Interest Fraction for Agritope or Epitope Medical Products would always equal 100 percent. The full definitions of "Inter-Group Shares Issuable," "Outstanding Interest Fraction," and "Inter-Group Interest Fraction" are set forth in Annex II. See Annex VI for illustrations of certain calculations relating to Inter-Group Interests.


         Any Inter-Group Shares Issuable with respect to an Inter-Group Interest would not be represented by shares of Agritope Stock or Medical Products Stock, as the case may be, and, therefore, would not be entitled to any voting rights. In addition, outstanding shares of Agritope Stock or Medical Products Stock that are held by majority-owned subsidiaries of the Company (i.e., as to which the Company owns a majority of the shares entitled to vote in the election of directors) would not, in accordance with the Corporation Act, be entitled to vote on matters presented to shareholders or be counted for quorum purposes. Accordingly, the Company will not have any voting rights with respect to any Inter-Group Interest, and the outcome of any vote of a class of stock would be determined by the holders of the outstanding shares of the class (excluding any shares held by such majority-owned subsidiaries of the Company).

         For financial reporting purposes, shares of Agritope Stock or Medical Products Stock acquired by consolidated subsidiaries of the Company which are part of the other group which remain outstanding following their acquisition would be combined with the Inter-Group Shares Issuable with respect to an Inter-Group Interest and reported as such other group's investment in Agritope or Epitope Medical Products, as the case may be. Any differences between the reported investment and any then existing Inter-Group Interest would be reconcilable by adding to any then existing Inter-Group Interest the number of outstanding shares of Agritope Stock or Medical Products Stock held by consolidated subsidiaries of the Company. Because these shares would still be outstanding for purposes of the receipt of dividends and payment of redemption or liquidation amounts, such other group would obtain substantially the same economic benefits from the outstanding shares as it would have received had the shares been retired or otherwise ceased to be outstanding following their purchase and added to the Inter-Group Shares Issuable with respect to an Inter-Group Interest.


         The authorized shares of Agritope Stock or Medical Products Stock in excess of the total number of shares outstanding will be available for issuance or sale without further approval by the shareholders of the Company (except to the extent that such approval is required by applicable law, regulation or Nasdaq National Market requirements) and may be issued at any time at prices that could dilute the value of the outstanding shares. If there is an Inter-Group Interest attributed to Agritope with respect to Medical Products Stock or Epitope Medical Products with respect to Agritope Stock, whenever shares of Medical Products Stock or Agritope Stock, respectively, are subsequently issued by the Company, it will determine (i) the number of shares of Medical Products Stock or Agritope Stock, as the case may be, issued for the account of the other group in respect of a reduction in any then existing Inter-Group Interest, the net proceeds from the issuance of which will be reflected in the combined financial statements of such other group, and (ii) the number of such shares issued for the account of the issuing group as an additional equity interest in the issuing group, the net proceeds of which will be reflected in the combined financial statements of the issuing group. The Board expects to make the determination, in its sole discretion, after consideration of such factors as it deems relevant, including, without limitation, the needs of the Company, the relative levels of internally generated cash flow of the groups, the capital expenditure plans of and investment opportunities available to the groups, the long-term business prospects for the groups and the availability, cost, and time associated with alternative financing sources. See "Risk Factors--Risks Related to Two Classes of Common Stock--Fiduciary Duties; Potential Conflicts." Whenever additional shares of Agritope Stock or Medical Products Stock are issued by the Company for the account of the other group in respect of a reduction in an Inter-Group Interest attributable to such other group, the Inter-Group Shares Issuable with respect to the Inter-Group Interest in the issuing group would decrease on a share-for-share basis and the related Inter-Group Interest Fraction would decrease and the related Outstanding Interest Fraction would increase accordingly. If the Inter-Group Shares Issuable with respect to an Inter-Group Interest is reduced to zero as a result of the issuance, shares of Agritope Stock or Medical Products Stock, as the case may be, could no longer be issued by the Company for the account of the other group unless an Inter-Group Interest is again created. If the net proceeds of any issuance by the Company of shares of (i) Agritope Stock are allocated to Agritope or (ii) Medical Products Stock are allocated to Epitope Medical Products, the Inter-Group Shares Issuable with respect to an Inter-Group Interest in the issuing group would not be reduced, but the related Inter-Group Interest Fraction would decrease and the related Outstanding Interest Fraction would increase accordingly.


         If shares of Agritope Stock or Medical Products Stock are retired or otherwise cease to be outstanding following their purchase with funds attributed to the other group, the Inter-Group Shares Issuable with respect to the Inter-Group Interest in the group represented by the retired shares would increase on a share-for-share basis and the related Inter-Group Interest Fraction would increase and the related Outstanding Interest Fraction would decrease accordingly. If the purchase of shares of Agritope Stock or Medical Products Stock were attributed to Agritope or Epitope Medical Products, respectively, the Inter-Group Shares Issuable with respect to the Inter-Group Interest in the group purchasing the shares would not be increased, but the Inter-Group Interest Fraction would increase and the related Outstanding Interest Fraction would decrease accordingly. The Board would, in its sole discretion, determine whether purchases of Agritope Stock or Medical Products Stock should be made with consideration attributed to Agritope or Epitope Medical Products, taking into consideration such factors as it deems relevant, including, without limitation, the needs of the Company, the relative levels of internally generated cash flow of the groups, the capital expenditure plans of the groups, the investment opportunities available to the groups, the long-term business prospects for the groups and the availability, cost, and time associated with alternative financing sources.


         The Board could, in its sole discretion, determine from time to time to contribute cash, assets, products, programs or other property of Agritope or Epitope Medical Products as additional equity to the other group, which would increase the Inter-Group Shares Issuable with respect to the Inter-Group Interest in the group receiving such cash, assets, products, programs or other property by the number determined by dividing the amount of cash or the Fair Value of the assets, products, programs or other property contributed (as of the date of contribution) by the average Market Value of one share of Agritope Stock with respect to an Inter-Group Interest in Agritope attributed to Epitope Medical Products or one share of Medical Products Stock with respect to an Inter-Group Interest in Epitope Medical Products attributed to Agritope, in each case determined during the 20-Trading Day period preceding the date of the contribution. In such event, the related Inter-Group Interest Fraction will increase and the related Outstanding Interest Fraction will decrease accordingly. The Board could, in its sole discretion, also determine from time to time to contribute cash, assets, products, programs or other property of
Agritope or Epitope Medical Products to the other group in respect of a reduction in any then-existing Inter-Group Interest, in which case the Inter-Group Shares Issuable with respect to the Inter-Group Interest in the contributing group would be decreased by the number determined by dividing the amount of cash or the Fair Value of the assets, products, programs or other property contributed (as of the date of contribution) by the average Market Value of one share of Agritope Stock with respect to an Inter-Group Interest in Agritope attributed to Epitope Medical Products or Medical Products Stock with respect to an Inter-Group Interest in Epitope Medical Products attributed to Agritope, in each case determined during the 20-Trading Day period preceding the date of the contribution. In such event, the related Inter-Group Interest Fraction would decrease and the related Outstanding Interest Fraction would increase accordingly. The Board could, in its sole discretion, determine to make contributions or other transfers referred to in this paragraph taking into consideration such factors as it deems relevant, including, without limitation, the needs of the Company, the financing needs and objectives of the groups, the investment objectives of the groups, the availability, cost, and time associated with alternative financing sources, prevailing interest rates, and general economic conditions.

         Agritope or Epitope Medical Products, as the case may be, will be credited, and the other group will be charged, with an amount equal to the product of (i) the Fair Value of any dividend or other distribution paid or distributed in respect of outstanding shares of Agritope Stock or Medical Products Stock, as the case may be (including any dividend of Net Proceeds from the Disposition of all or substantially all the assets and properties of Agritope or Epitope Medical Products, as the case may be), times (ii) a fraction, the numerator of which is the related Inter-Group Interest Fraction on the record date for such dividends or distribution and the denominator of which is the relevant Outstanding Interest Fraction.


         If all outstanding shares of either class of stock are redeemed or exchanged at a time when the Affected Group holds an Inter-Group Interest in the other group, each shareholder of the Affected Group would receive a number of newly issued shares of the other group's stock corresponding to the shareholder's pro rata interest in the Inter-Group Shares Issuable with respect to the Inter-Group Interest. See "Proposal 2: The Agritope Stock Proposal--Description of Medical Products Stock and Agritope Stock--Exchange--Distribution of Inter-Group Shares Issuable."


OTHER RIGHTS

         Neither the holders of Medical Products Stock nor the holders of Agritope Stock will have any preemptive rights or any rights to convert their shares into any other securities of Epitope.

DETERMINATIONS BY THE BOARD

         Any determination made by the Board in good faith under any of the provisions described above under "Description of Medical Products Stock and Agritope Stock" will be final and binding on all shareholders of Epitope.

                                 DIVIDEND POLICY

         Epitope has never paid any cash dividends on shares of Epitope Common Stock. Epitope currently intends to retain its earnings to finance future growth and therefore does not anticipate paying any cash dividends on any class of its common stock in the foreseeable future. For information concerning limitations on the funds from which dividends on Medical Products Stock and Agritope Stock may be paid, see "Proposal 2: The Agritope Stock Proposal--Description of Medical Products Stock and Agritope Stock--Dividends."

         Subject to the limitations in the Corporation Act and in the Articles as proposed to be amended with respect to dividends on each of Medical Products Stock and Agritope Stock, the Board would be able in its sole discretion to declare and pay dividends exclusively on Medical Products Stock or exclusively on Agritope Stock, or on both, in equal or unequal amounts, notwithstanding the respective amount of funds available for dividends on each class, the respective voting and liquidation rights of each class, the amount of prior dividends declared on each class, or any other factor.

                       STOCK TRANSFER AGENT AND REGISTRAR

         ChaseMellon Shareholder Services, L.L.C., Ridgefield Park, New Jersey, will act as the registrar and transfer agent for both Medical Products Stock and Agritope Stock.

             QUOTATION OF MEDICAL PRODUCTS STOCK AND AGRITOPE STOCK


         Epitope Common Stock is traded on the National Market tier of The Nasdaq Stock Market under the symbol "EPTO." Following the Effective Date, Medical Products Stock will be quoted on the Nasdaq National Market under the symbol "EPTO" and Agritope Stock will be quoted on the Nasdaq National Market under the symbol "AGTO." Epitope cannot predict to what extent a public market will develop for the shares of Agritope Stock or the prices at which the shares of Medical Products Stock and Agritope Stock may trade in that market or otherwise.

                                FINANCIAL ADVISOR

         Vector Securities has acted as financial advisor to Epitope in connection with the Agritope Stock Proposal. See "Financial Advisor."

                              NO DISSENTERS' RIGHTS

         Under the Corporation Act and the Articles, shareholders will not have any dissenters' rights of appraisal in connection with the Agritope Stock Proposal.

                        EFFECTS ON CONVERTIBLE SECURITIES

         The Distribution following the approval of the Agritope Stock Proposal will require adjustments to the conversion rights of outstanding warrants to purchase Epitope Common Stock (the "Warrants"). Generally, the Warrants provide that the holder will be entitled to receive the number of shares of Agritope Stock upon exercise of the Warrant that the holder would have received if the holder had exercised the Warrant immediately prior to the Distribution.

         Adjustments will also be made to the conversion rights of the Agritope, Inc., 4% Convertible Notes due 1997 (the "Convertible Notes"). The conversion privilege of the Convertible Notes will be adjusted so that the holder of a Convertible Note converted after the Effective Date will receive, in addition to the shares of Medical Products Stock into which the Convertible Note is convertible, the same number of shares of Agritope Stock as the holder would have received had the holder converted the Convertible Note immediately prior to the Distribution.

         The Distribution will also require adjustments to outstanding stock options granted by Epitope to employees, consultants and directors of Epitope. The Epitope Board has determined to adjust each option outstanding on the Effective Date to provide for the division of the option into an option exercisable for Medical Products Stock and an option exercisable for one share of Agritope Stock for every two shares of Epitope Common Stock subject to the original option (with any resultant fractional shares of Agritope Stock rounded down to the nearest whole number).

         The aggregate exercise price of each option and Warrant will be allocated between Epitope Medical Products and Agritope in proportion to the respective market capitalizations of Medical Products Stock and Agritope Stock, based on the Effective Date Trading Price of the stock. All other terms and conditions of the original options and Warrants will remain the same.


         As of the Effective Date,                 approximately       shares of
Agritope Stock will be reserved for issuance under the Stock Plans, ISOP, and 1992 Plan, or upon conversion of Agritope, Inc. 4% Convertible Notes due 1997 (the "Convertible Notes") or exercise of outstanding warrants. See "Proposal 3:
Amendment of 1991 Stock Award Plan" and "Proposal 4: Amendment of 1993 Employee Stock Purchase Plan."


                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         The following discussion summarizes the principal federal income tax consequences of the adoption and implementation of the Agritope Stock Proposal and the Distribution. The discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Department regulations thereunder, published positions of the Internal Revenue Service (the "IRS"), and court decisions. All the foregoing are subject to change, and any such change could affect the continuing validity of this discussion. In particular, Congress could enact legislation affecting the treatment of stock with characteristics similar to Agritope Stock and Medical Products Stock, or the Treasury Department could issue regulations that change the current law, including regulations issued pursuant to its authority under
Section 337(d) of the Code. Any future legislation or regulations could be enacted or promulgated so as to apply retroactively to the Agritope Stock Proposal or the Distribution. In addition, this discussion and the opinions of counsel to Epitope are based on the assumptions that the Agritope Stock Proposal and the Distribution will be implemented as described herein and that the existing

Epitope Common Stock (and the Medical Products Stock and Agritope Stock to be received) is held as a capital asset.

         The IRS announced in 1987 that it will not issue advance rulings on the classification of stock with characteristics similar to Agritope Stock and Medical Products Stock. Accordingly, no rulings have been or will be requested from the IRS with respect to any of the matters discussed herein. The opinions of counsel described below are not binding on the IRS.

         Because there is uncertainty concerning some of the federal income tax consequences discussed herein, and because the following discussion does not describe all tax consequences that may be relevant to a particular shareholder, shareholders are urged to consult their own tax advisors as to their respective tax situations, including the applicability and effect of state, local, foreign and other tax laws.

THE AGRITOPE STOCK PROPOSAL AND THE DISTRIBUTION

         In the opinion of Miller, Nash, Wiener, Hager & Carlsen LLP ("Miller Nash"), the adoption and implementation of the Agritope Stock Proposal and the Distribution of Agritope Stock will not result in taxable income to Agritope, Inc., Epitope or its shareholders for federal income tax purposes, except as stated below.

TAX IMPLICATIONS TO EPITOPE SHAREHOLDERS

         IMPLEMENTATION OF THE AGRITOPE STOCK PROPOSAL AND THE DISTRIBUTION. In the opinion of Miller Nash, Agritope Stock and Medical Products Stock will be treated as common stock of Epitope for federal income tax purposes, and Epitope shareholders will not recognize income, gain or loss by reason of the implementation of the Agritope Stock Proposal or the Distribution. The basis of the existing Epitope Common Stock held by a shareholder immediately before the adoption and implementation of the Agritope Stock Proposal will become the basis of Medical Products Stock and Agritope Stock and will be allocated between Medical Products Stock and Agritope Stock received in the Distribution in proportion to the relative fair market values of Medical Products Stock and Agritope Stock on the distribution date. The holding period of Agritope Stock and Medical Products Stock will include the holding period of the existing Epitope Common Stock immediately before the adoption and implementation of the Agritope Stock Proposal and the Distribution.


         Although it is the opinion of Miller Nash that the implementation of the Agritope Stock Proposal and the Distribution will not result in the recognition of income, gain or loss or the receipt of a taxable dividend by Epitope shareholders, there are no federal income tax regulations, court decisions, or published IRS rulings bearing directly on the effect of the Distribution. It is possible that the IRS may claim that Agritope Stock or Medical Products Stock represents property other than stock of Epitope. If Agritope Stock or Medical Products Stock were treated as property other than stock of Epitope, either the redesignation of the Epitope Common Stock as Medical Products Stock or the Distribution of Agritope Stock could be taxed as a dividend to Epitope shareholders in an amount equal to the fair market value of the Medical Products Stock or the Agritope Stock, as the case may be, to the extent of Epitope's current and accumulated earnings and profits, and possibly as capital gain, to the extent that the fair market value of the Medical Products Stock or the Agritope Stock distributed to a shareholder exceeded both the holder's ratable share of such earnings and profits and the holder's tax basis in Epitope Common Stock.

         It is the opinion of Miller Nash that shareholders of Epitope who receive cash in lieu of a fractional share interest in Agritope Stock as part of the Distribution will be treated as having received the cash in redemption of the fractional share interest. If the cash payment exceeds the shareholder's basis in the fractional share interest deemed surrendered therefor, the shareholder will realize gain to the extent of the excess cash. If the cash payment is less than the shareholder's basis in the fractional share interest exchanged, the shareholder will realize a loss. The gain or loss will be a capital gain or loss, and will be a long-term capital gain or loss if the tacked holding period of the fractional share interest is greater than one year.

         SALE OF AGRITOPE STOCK OR MEDICAL PRODUCTS STOCK. Upon the taxable sale of Agritope Stock or Medical Products Stock, a shareholder will recognize gain or loss equal to the difference between (i) any cash received plus the fair market value of any other consideration received and (ii) the tax basis of Agritope Stock or Medical Products Stock, as the case may be, that was sold. Certain preferred stock which is distributed on a tax-free basis by a corporation to its shareholders is treated as "Section 306 Stock." Generally, part or all of the gain recognized when a shareholder sells or disposes of
Section 306 Stock must be treated as ordinary income rather than capital gain, and shareholders are not permitted to recognize a loss on the sale or disposition of Section 306 Stock. However, stock which is treated as common stock for federal income tax purposes is not treated as Section 306 Stock. As noted above, it is the opinion of Miller Nash that Agritope Stock and Medical Products Stock will be treated as common stock of Epitope for federal income tax purposes. Thus, in Miller Nash's opinion, Agritope Stock and Medical Products Stock will not be treated as Section 306 Stock. Accordingly, any gain or loss on the taxable sale or disposition of Agritope Stock or Medical Products Stock will be a capital gain or loss.

         EXCHANGE OF AGRITOPE STOCK OR MEDICAL PRODUCTS STOCK. Miller Nash is of the opinion that any exchange of Agritope Stock solely for Medical Products Stock or of Medical Products Stock solely for Agritope Stock, whether at the option of Epitope or upon a mandatory exchange, will not result in the recognition of gain or loss to the holders thereof, pursuant to Section 1036 and/or Sections 368(a)(1)(E) and 354 of the Code (except with respect to any cash received in lieu of fractional share interests of Medical Products Stock or Agritope Stock, as the case may be). Medical Products Stock or Agritope Stock received upon any such exchange will have the same tax basis as the holder's basis for the Agritope Stock or Medical Products Stock exchanged therefor, and the holder's holding period for the Medical Products Stock or Agritope Stock received will include the holding period of Agritope Stock or Medical Products Stock exchanged therefor.

         Any exchange of Agritope Stock or Medical Products Stock solely for cash, whether at the option of Epitope or upon a mandatory exchange, will be treated as a distribution in redemption of Agritope Stock or Medical Products Stock and will be governed by the rules under Section 302 of the Code, including the stock attribution rules of Section 318. Depending on the shareholder's actual and constructive ownership of Medical Products Stock and Agritope Stock at the time of the redemption, the cash received may be treated as a dividend taxable as ordinary income to the extent of the shareholder's ratable share of Epitope's earnings and profits.

         If Agritope Stock is exchanged for a combination of cash and Medical Products Stock or if Medical Products Stock is exchanged for a combination of cash and Agritope Stock, a shareholder will realize gain equal to the excess, if any, of (i) the sum of the cash plus the fair market value of Medical Products Stock or the Agritope Stock received over (ii) the tax basis of Agritope Stock or Medical Products Stock that was exchanged therefor. However, any such gain will be recognized (and thus subject to tax) only to the extent of the cash received. Any gain that is recognized by a shareholder will be a capital gain, unless the receipt of cash by the shareholder has the effect of a distribution of a dividend within the meaning of Section 356(a)(2) of the Code, in which case it will be treated as a dividend taxable as ordinary income to the extent of the shareholder's ratable share of the undistributed earnings and profits of Epitope.


         ANTIDILUTION ADJUSTMENTS TO CONVERTIBLE SECURITIES. In general, if a corporation has outstanding convertible securities and distributes shares of its stock to holders of the stock into which the convertible securities are convertible, the distribution may result in a taxable stock dividend to the participating shareholders if the distribution results in an increase in the shareholders' proportionate interest in the assets or earnings and profits of the corporation. A distribution of stock, however, will not result in a taxable stock dividend to the shareholders if the exchange price or exchange ratio of the convertible securities is fully adjusted to compensate for the dilution caused by the stock distribution.

         Pursuant to action by the Board or the antidilution provisions of the convertible securities of Epitope, the conversion price and conversion ratio of the convertible securities will be fully adjusted to reflect the Distribution. In the opinion of Miller Nash, because of the adjustments, the Distribution will not result in an increase in the shareholders' proportionate interest in the assets or earnings and profits of Epitope and therefore the Distribution will not result in a taxable stock distribution to shareholders.


         UNITED STATES ALIEN HOLDERS. A United States Alien (as defined below) will be subject to United States federal income or withholding tax on any gain recognized on the taxable sale or exchange of, or dividend payments on, shares of Agritope Stock or Medical Products Stock in the same manner as the holder is subject to United States federal income or withholding tax on gain recognized on the taxable sale or exchange of, or dividend payments on, the existing shares of Epitope Common Stock.


         A "United States Alien" is any person who, for United States federal income tax purposes, is a foreign corporation, a nonresident alien individual, a nonresident alien fiduciary or a foreign estate or trust, or a foreign partnership that includes as a member any of the foregoing persons.

         BACKUP WITHHOLDING. Certain noncorporate holders of Agritope Stock or Medical Products Stock may be subject to backup withholding at a rate of 31 percent on the payment of dividends on the stock. Backup withholding will apply only if the holder (i) fails to furnish the holder's Taxpayer Identification Number ("TIN"), which for an individual would be his or her Social Security number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that the holder has failed to properly report payments of interest or dividends, or (iv) under certain circumstances fails to certify under penalties of perjury that the holder has furnished a correct TIN and has not been notified by the IRS that the holder is subject to backup withholding for failure to report payments of interest or dividends. Shareholders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedures for obtaining such an exemption, if applicable.

         The amount of any backup withholding from a payment to a holder of Agritope Stock or Medical Products Stock will be allowed as a credit against the shareholder's federal income tax liability and may entitle the shareholder to a refund, provided that the required information is furnished to the IRS.

TAX IMPLICATIONS TO EPITOPE


         In the opinion of Miller Nash, Agritope Stock and Medical Products Stock will be common stock of Epitope and no gain or loss will be recognized by Epitope by reason of the adoption or implementation of the Agritope Stock Proposal or the Distribution. If, however, Agritope Stock or Medical Products Stock were treated as property other than stock of Epitope, Epitope could recognize gain, either on the redesignation of Epitope Common Stock as Medical Products Stock or on the Distribution of Agritope Stock, in an amount equal to the difference between the fair market value of Medical Products Stock or Agritope Stock, as the case may be, and its basis in that stock.


PROPOSAL 2:  BOARD RECOMMENDATION AND VOTE REQUIRED

         The Board recommends a vote FOR Proposal 2, the Agritope Stock Proposal. If a quorum is present at the Annual Meeting, Proposal 2 will be approved if the votes cast in favor of the proposal exceed the votes cast opposing the action.

             GENERAL PROVISIONS REGARDING THE PROPOSED AMENDMENTS TO
         THE 1991 STOCK AWARD PLAN AND 1993 EMPLOYEE STOCK PURCHASE PLAN

         Epitope is proposing amendments to the Epitope, Inc. 1991 Stock Award Plan and 1993 Employee Stock Purchase Plan which would, among other matters, (i) increase the number of shares available for issuance under the respective Plans and (ii) authorize the grant of awards, options and rights relating to Agritope Stock in addition to Medical Products Stock (as redesignated) already authorized under each Plan. Epitope believes it is desirable to maintain its flexibility to use option grants to attract, retain and reward key personnel; to attract and retain qualified persons who are not also officers or employees of Epitope to serve as directors of Epitope; and to provide employees of Epitope with the opportunity to purchase shares of either class of common stock of Epitope on favorable terms. In light of the Agritope Stock Proposal, Epitope believes that the usefulness of the Stock Plans in achieving these goals will be impaired if the proposed amendments to the Stock Plans are not approved. Specifically, Epitope believes that the grant of options for Agritope Stock under the Award Plan will provide a more effective and direct incentive for the employees of Agritope than would options for Medical Products Stock. Similarly, options granted to directors and executive management for combinations of Agritope Stock and Medical Products Stock will provide a more effective and direct incentive to promote the success of Epitope as a whole than would options for Medical Products Stock alone. Finally, the Board believes that rights to purchase Agritope Stock under the Purchase Plan will provide a more attractive benefit to Agritope employees than rights to purchase Medical Products Stock.

         The proceeds from the issuance of shares of either class of common stock on the exercise of options or rights granted under the Stock Plans after the Effective Date will generally be allocated to the group represented by the class of common stock issued. In the event that an outstanding option or right expires or is canceled or forfeited, the shares of Agritope Stock or Medical Products Stock covered thereby would again be available for the grant of options or rights under the Stock Plans.

                 PROPOSAL 3: AMENDMENT OF 1991 STOCK AWARD PLAN

GENERAL


         Shareholders are being asked to consider and approve amendments to the Epitope, Inc. 1991 Stock Award Plan as described below. The Award Plan was initially approved by the shareholders at the 1991 annual meeting. Increases in the number of shares available for issuance under the Award Plan were approved by the shareholders at the annual meetings in 1993, 1994 and 1995. In December 1996, the Board adopted, subject to shareholder approval, amendments to provide, among other matters, for the issuance of Agritope Stock under the Award Plan, for a further increase in the number of shares available for issuance under the Award Plan, and for adjustment of outstanding options under the Award Plan, ISOP, and 1992 Plan to provide for the issuance of Agritope Stock. A summary description of certain terms and provisions of the Award Plan and outstanding options as proposed to be amended follows.


PURPOSE

         The purpose of the Award Plan is to promote and advance the interests of the Company and its shareholders by enabling the Company to attract, retain, and reward key employees, outside advisors, and directors. The Award Plan is intended to strengthen the mutuality of interests between such employees, advisors, and directors and the Company's shareholders by offering performance-based stock and cash incentives and other equity-based incentive awards to promote a proprietary interest in pursuing the long-term growth, profitability, and financial success of the Company.

AWARDS AND ELIGIBILITY

         The Award Plan provides for stock-based awards to (i) employees of the Company and its subsidiaries, (ii) members of scientific advisory committees or other consultants to the Company or its subsidiaries ("Advisors"), and (iii) nonemployee directors of the Company. Awards that may be granted under the Award Plan include stock options, stock appreciation rights, restricted awards, performance awards, and other stock-based awards (collectively, "Awards"). The Executive Compensation Committee of the Board (the "Committee") administers the Award Plan and determines the key employees and Advisors of the Company and its subsidiaries who are to receive Awards under the plan and the types, amounts, and terms of Awards. The Committee may delegate to one or more officers of the Company the authority to grant Awards to recipients who are not executive officers or directors of the Company and to determine the nature of the Awards to be granted.

         At September 30, 1996, 132 persons held options under the Award Plan, including each of the Company's seven nonemployee directors and eight executive officers, 111 other employees, and six Advisors. At that date, these persons represented the pool of individuals considered to be eligible to participate in the Award Plan. No stock appreciation rights, restricted awards, performance awards, or other stock-based awards have been granted under the Award Plan.

         Awards under the Award Plan, other than to nonemployee directors, are granted at the discretion of the Committee, which determines the recipients and establishes the terms and conditions of each Award, including the exercise price, the form of payment of the exercise price, the number of shares subject to options or other equity rights, and the date or dates on which the options become exercisable. However, the exercise price of any incentive stock option granted under the Award Plan may not be less than the fair market value of the common stock on the date of grant. The exercise price of any nonqualified stock option generally may not be less than 75 percent of the fair market value of the common stock on the date of grant.

DESCRIPTION OF AMENDMENTS TO AWARD PLAN


         On December 17, 1996, the Board approved the amendments to the Award Plan and outstanding options described herein (the "Award Plan Amendments"), subject to approval of the amendments by the shareholders. If the Agritope Stock Proposal is not approved by the shareholders, the Award Plan Amendments relating to Agritope

Stock will not be implemented and will be of no effect. The description of the Award Plan Amendments set forth herein is qualified in its entirety by reference to Annex IV, which contains the full text of the Award Plan as proposed to be amended.

         The Award Plan Amendments provide for an increase in the number of shares of Epitope Common Stock (Medical Products Stock if the Agritope Stock Proposal is approved) authorized for issuance under the Award Plan by 1,000,000 shares. The Award Plan Amendments also provide for the issuance of up to 1,000,000 shares of Agritope Stock pursuant to newly-granted Awards under the Award Plan, plus an additional number of shares which will become subject to "Adjustment Options," as defined below, to be issued to holders of outstanding options under the Award Plan in a number presently estimated at approximately 1,321,650 shares, in each case provided that the Agritope Stock Proposal is approved by shareholders. In addition, any shares subject to Awards under the ISOP or the Award Plan that are canceled or expire prior to exercise, are settled in cash or are exchanged for other Awards, together with shares used in full or partial payment of the exercise price of an Award, will become available for future Awards under the Award Plan. The number of shares issuable under the Award Plan is also subject to adjustment for changes in capitalization. At September 30, 1996, 382,526 shares had been issued under the Award Plan, 2,643,292 shares were subject to outstanding Awards, and 197,181 shares were available for future grants of Awards.


         The Committee would have the discretion to grant Awards relating to Medical Products Stock, Agritope Stock, or a combination of both to participants eligible to be granted Awards under the Award Plan. The Committee could grant Awards relating to both classes of common stock in such proportion as the Committee determined to be appropriate.

         It is currently anticipated that options ("New Options") to purchase a total of approximately 95,000 shares of Agritope Stock will be granted to certain officers and employees of A&W under the Award Plan on or prior to the Effective Date, subject to approval of the Agritope Stock Proposal and the Award Plan Amendments. Each New Option will: (i) have an exercise price equal to the Effective Date Trading Price of Agritope Stock, (ii) become exercisable as to 25 percent of the shares covered by such option on the first four anniversaries of the Effective Date, and (iii) have a term of ten years.

         The Award Plan Amendments also revise the provisions relating to Awards made to nonemployee directors. As proposed to be amended, Article 14 of the Award Plan regarding Awards to nonemployee directors would be deleted in its entirety. Instead, Article 3 of the Award Plan would authorize the Board to grant Awards to nonemployee directors from time to time in its discretion subject to the provisions of the Award Plan and in accordance with its fiduciary obligations to Epitope and its shareholders. See "Executive Compensation-Compensation of Directors" for details regarding prior option grants to nonemployee directors under the Award Plan.

         If the Agritope Stock Proposal and the Award Plan Amendments are approved, holders of outstanding options under the Award Plan will each receive an option to purchase one share of Agritope Stock for every two shares of Epitope Common Stock for which they hold an outstanding option on the Effective Date (with any resultant fractional shares of Agritope Stock rounded down to the nearest whole number). Outstanding options under the ISOP and the 1992 Plan will be similarly adjusted such that holders of such options will receive an option to purchase one share of Agritope Stock for every two shares of Epitope Common Stock which they would be entitled to receive upon exercise of such options outstanding on the Effective Date. The foregoing options to purchase Agritope Stock are collectively referred to as "Adjustment Options." On the Effective Date, outstanding options to purchase Epitope Common Stock will become options to purchase Medical Products Stock and the shares presently eligible for issuance under the Award Plan will become shares of Medical Products Stock. The aggregate exercise price of the original Epitope Common Stock option will be allocated between the Medical Products Stock option and the related Agritope Stock option in proportion to the relative market capitalizations of Medical Products Stock and Agritope Stock, based on the Effective Date Trading Prices of the stock. Accordingly, the per-share exercise price of the Medical Products Stock option will be determined by dividing the Effective Date Trading Price of Medical Products Stock by the sum of the Effective Date Trading Price of Medical Products Stock plus one-half the Effective Date Trading Price of Agritope Stock, and multiplying the exercise price of the original option by the resulting fraction. Similarly, the per-share exercise price of the Agritope Stock option will be determined by dividing the Effective Date Trading Price of Agritope Stock by the sum of the Effective Date Trading Price of Medical Products Stock plus one-half the Effective Date Trading Price of Agritope Stock, and multiplying the exercise price of the original option by the resulting fraction. For example, if the original per share exercise price was $10.00 and the closing prices for the Agritope Stock and Medical Products Stock on the Effective Date were $6.00 and $12.00, respectively, the Agritope Stock option exercise price would be $4.00 per share and the Medical Products Stock option price would be $8.00 per share.


         In addition to the amendments to the Award Plan described above, certain other changes have been approved by the Board that are not subject to shareholder approval. The definition of fair market value in the Award Plan has been changed to refer to trading prices on either a stock exchange or an automated securities interdealer quotation system. Other changes have been adopted in light of recent amendments promulgated by the Commission to the insider trading and reporting rules under Section 16 of the Exchange Act. The changes modify the requirements for the composition of the committee responsible for approving Awards and administering the Award Plan (Section 3.2), delete the limitations on transferability of Awards (Section 6.5), authorize the Committee to approve forms of agreements for options granted to nonemployee directors (Section 14.4), and alter the provisions relating to adoption of amendments to the Award Plan to, among other things, require shareholder approval only of amendments that would materially increase the aggregate number of shares of common stock that may be issued under the Award Plan (Article 16).

         The following table shows (i) the New Options that are expected to be granted under the Award Plan as of the Effective Date, provided that the Agritope Stock Proposal and the Award Plan Amendments are approved by the shareholders, and (ii) the Adjustment Options that would have been issued under the Award Plan, the ISOP and the 1992 Plan if the Effective Date had occurred on September 30, 1996. No other grants of Awards under the Award Plan are now under consideration.

                                NEW PLAN BENEFITS
                              1991 STOCK AWARD PLAN

                                                             Number of                                   Number of
                                                                   New                                  Adjustment
Name and Position                                              Options                                     Options

Adolph J. Ferro, Ph.D.                                              --                                     278,102
  President and Chief
  Executive Officer
Gilbert N. Miller                                                   --                                     104,552
  Executive Vice President
  and Chief Financial Officer
Andrew S. Goldstein                                                 --                                      97,000
  Senior Vice President of
  Advanced Technology Development--
  Epitope Medical Products
John H. Fitchen, M.D.                                               --                                      94,400
  Senior Vice President and
  Chief Operating Officer--
  Epitope Medical Products
Richard K. Bestwick, Ph.D.                                          --                                      38,052
  Senior Vice President and
  Chief Operating Officer--
  Agritope
All Executive Officers as a Group                               15,000                                     646,806
All Nonemployee Directors as a Group                                --                                     244,302
All Employees as a Group, Excluding                             80,000                                     725,506
  Executive Officers


DESCRIPTION OF TERMS OF AWARDS

         Following is a brief summary of the various types of Awards that may be granted under the Award Plan reflecting the effect of the Award Plan Amendments.


         OPTIONS. Options granted under the Award Plan may be either incentive stock options meeting the requirements of Section 422 of the Code or nonqualified options, in each case, with respect to shares of Medical Products Stock, Agritope Stock, or both. Incentive stock options may expire not more than ten years from the date of grant. The Award Plan does not limit the maximum term or amount of award for nonqualified options. The exercise price per share for options granted under the Award Plan generally must be at least 100 percent (for incentive stock options) or 75 percent (for nonqualified options) of the fair market value of a share of the applicable class of common stock on the date the option is granted. The Award Plan authorizes the Committee to issue deferred compensation options with an option price substantially less than the fair market value of a share of Medical Products Stock or Agritope Stock, as the case may be, on the date of grant (but not less than $1 per share) for the purpose of deferring a specified amount of income for a recipient. The Committee, in its discretion, may provide in the agreement evidencing an option that, to the extent that the option is exercised using previously acquired shares of the same class of common stock, the option holder shall automatically be granted a replacement ("reload") option for a number of shares of such class of common stock equal to the number of shares delivered upon exercise with an option price equal to the fair market value of a share of such class of common stock on the date of exercise and subject to such other terms as the Committee determines. In no event may options for more than 500,000 shares of either Agritope Stock or Medical Products Stock be granted to any individual under the Award Plan during any fiscal year period.

         STOCK APPRECIATION RIGHTS. A recipient of stock appreciation rights ("SARs") will receive, upon exercise, a payment (in cash or in shares of Agritope Stock or Medical Products Stock) based on the increase in the price of a share of Agritope Stock or Medical Products Stock, as the case may be, between the date of grant and the date of exercise. SARs may be granted in connection with options or other Awards granted under the Award Plan or may be granted as independent Awards.

         RESTRICTED AWARDS. Restricted Awards may take the form of restricted shares or restricted units. Restricted shares are shares of Agritope Stock or Medical Products Stock that may be subject to forfeiture if the recipient terminates employment or service as an Advisor during a specified period (the "Restriction Period"). Stock certificates representing restricted shares are issued in the name of the recipient, but are held by the Company until the expiration of the Restriction Period. From the date of issuance of restricted shares, the recipient is entitled to the rights of a shareholder with respect to the shares, including voting and dividend rights.

         Restricted units are Awards of units equivalent in value to a share of Agritope Stock or Medical Products Stock, which similarly may be subject to forfeiture if the recipient terminates employment or service as an Advisor during a Restriction Period. At the expiration of the Restriction Period, payment with respect to restricted units is made in an amount equal to the value of the number of shares of Agritope Stock or Medical Products Stock covered by the restricted units. Payment may be in cash, unrestricted shares of the applicable class of common stock, or any other form approved by the Committee.

         PERFORMANCE AWARDS. Performance Awards are designated in units equivalent in value to a share of Agritope Stock or Medical Products Stock, as the case may be. A performance Award is subject to forfeiture if or to the extent that the Company, a subsidiary, an operating group, or the recipient, as specified by the Committee in the Award, fails to meet performance goals established for a designated performance cycle. Performance Awards earned by attaining performance goals are paid at the end of a performance cycle in cash, shares of the applicable class of common stock, or any other form approved by the Committee.

         OTHER STOCK-BASED AWARDS. The Committee may grant other Awards that involve payments or grants of shares of Agritope Stock or Medical Products Stock or are measured by or in relation to shares of Agritope Stock or Medical Products Stock. The Award Plan thus provides needed flexibility to design future types of stock-based or stock-related Awards to attract and retain employees, Advisors, and directors in a competitive environment.

FEDERAL INCOME TAX CONSEQUENCES

         The following discussion summarizes the principal anticipated federal income tax consequences of Awards granted under the Award Plan to participants and to Epitope.

         INCENTIVE STOCK OPTIONS. An optionee does not realize taxable income upon the grant or exercise of an incentive stock option ("ISO") under the Award Plan.

         If no disposition of shares issued to an optionee pursuant to the exercise of an ISO is made by the optionee within two years from the date of grant or within one year from the date of exercise, then (a) upon the sale of the shares, any amount realized in excess of the option price (the amount paid for the shares) is taxed to the optionee as long-term capital gain and any loss sustained will be a long-term capital loss, and (b) no deduction is allowed to Epitope for federal income tax purposes. The exercise of ISOs gives rise to an adjustment in computing alternative minimum taxable income that may result in alternative minimum tax liability for the optionee.

         If shares of common stock acquired upon the exercise of an ISO are disposed of prior to the expiration of the two-year and one-year holding periods described above (a "disqualifying disposition"), then (a) the optionee realizes ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares at exercise (or, if less, the amount realized on a sale of the shares) over the option price thereof and (b) Epitope is entitled to deduct such amount. Any further gain realized is taxed as a short-term or long-term capital gain, as applicable, and does not result in any deduction to Epitope. A disqualifying disposition in the year of exercise will generally avoid the alternative minimum tax consequences of the exercise of an ISO.

         NONQUALIFIED OPTIONS. No income is realized by the optionee at the time a nonqualified option is granted. Upon exercise, (a) ordinary income is realized by the optionee in an amount equal to the difference between the option price and the fair market value of the shares on the date of exercise and (b) Epitope receives a tax deduction for the same amount. Upon disposition of the shares, appreciation or depreciation after the date of exercise is treated as a short-term or long-term capital gain or loss, as applicable, and will not result in any deduction to Epitope.

         PAYMENT OF EXERCISE PRICE IN SHARES. The Committee may permit participants to pay all or a portion of the exercise price using previously acquired shares of the applicable class of common stock. If an option is exercised and payment is made in previously held shares, there is no taxable gain or loss to the participant other than any gain recognized as a result of exercise of the option, as described above.

         STOCK APPRECIATION RIGHTS. The grant of a SAR to a participant will not cause the recognition of income by the participant. Upon exercise of a SAR, the participant will realize ordinary income equal to the amount of cash payable to the participant plus the fair market value of any shares of common stock or other property delivered to the participant. Epitope will be entitled to a deduction equal to the amount of ordinary income realized by the participant in connection with the exercise of a SAR.

         RESTRICTED AWARDS AND PERFORMANCE AWARDS. Generally, a participant will not recognize any income upon issuance of a restricted Award or performance Award that is subject to forfeiture during a Restriction Period or performance cycle. Dividends paid with respect to Awards during a Restriction Period or performance cycle prior to the vesting of the Awards will be taxable as ordinary income to the participant. Generally, a participant will recognize ordinary income upon the vesting of restricted Awards or performance Awards in an amount equal to the amount of cash payable to the participant plus the fair market value of shares of common stock or other property delivered to the participant. However, a participant may elect to recognize compensation income upon the grant of restricted shares, based on the fair market value of the shares of common stock subject to the Award at the date of grant. If a participant makes such an election, dividends paid with respect to the restricted shares will not be treated as ordinary income, but rather as dividend income, and the participant will not recognize additional income when the restricted shares vest. Epitope will be entitled to a deduction equal to the amount of ordinary income recognized by the participant. If a participant who receives an Award of restricted shares makes the special election described above, Epitope will not be entitled to deduct dividends paid with respect to the restricted shares.

         LIMITATION ON DEDUCTIBILITY OF CERTAIN COMPENSATION. Section 162(m) of the Code generally makes nondeductible to Epitope taxable compensation paid to a single individual in excess of $1 million in any calendar year if the individual is the Chief Executive Officer or one of the next four highest-paid executive officers unless the excess compensation is considered to be "performance based." Among other requirements contained in Section 162(m), the material terms of a compensation plan must be approved by shareholders. Although Awards previously granted under the Award Plan would not qualify for deductibility under Section 162(m) to the extent that the $1 million threshold were to be exceeded, the Company may in the future consider structuring Awards to attempt to meet the requirements of Section 162(m) if it determines the action to be advisable.

PROPOSAL 3:  BOARD RECOMMENDATION AND VOTE REQUIRED


         The  Board  recommends  a vote  FOR  amendment  of the  Award  Plan  as described above to provide for the issuance of up to 1,000,000 shares of Agritope Stock, plus a total of approximately 1,616,615 shares of Agritope Stock to be issued as Adjustment Options with respect to options outstanding under the Award Plan, the ISOP and the 1992 Plan, together with an additional 1,000,000 shares of Epitope Common Stock (Medical Products Stock if the Agritope Stock Proposal is approved) under the Award Plan. If a quorum is present at the Annual Meeting, Proposal 3 will be adopted if the votes cast in favor of the proposal at the Annual Meeting exceed the votes cast opposing the action.


         If Proposal 2, the Agritope Stock Proposal, or this Proposal 3 is not approved by the shareholders, the Award Plan will remain in effect but Agritope Stock will not be issued under the plan and the options reflected in the table under the heading "New Plan Benefits" will not be granted. If this Proposal 3 is approved by the shareholders, the increase in the number of shares of Epitope Common Stock issuable under the Award Plan will take effect even if the Agritope Stock Proposal is not approved.

           PROPOSAL 4: AMENDMENT OF 1993 EMPLOYEE STOCK PURCHASE PLAN


         The Purchase Plan was approved by the shareholders at the 1993 annual meeting. In late 1996, the Board adopted, subject to shareholder approval, amendments to the Purchase Plan (the "Purchase Plan Amendments") to permit the issuance under the plan of up to an additional 500,000 shares of common stock consisting of up to 250,000 shares of Agritope Stock, available only if the Agritope Stock Proposal is approved, and up to 250,000 shares of Epitope Common Stock (Medical Products Stock if the Agritope Stock Proposal is approved), in each case subject to adjustment for changes in capitalization. In addition, if the Agritope Stock Proposal is approved, "Adjustment Subscriptions" (as defined below) for a total of approximately 21,410 shares of Agritope Stock will be issued to participants in the Purchase Plan. A summary description of certain terms and provisions of the Purchase Plan reflecting the effect of the Purchase Plan Amendments follows.


         The purpose of the Purchase Plan is to give employees of the Company the opportunity to subscribe for shares of Agritope Stock, Medical Products Stock or both on an installment basis through payroll deductions.

         The Purchase Plan provides for offering and purchase periods to be set by the Board, but no more than three regular offering periods may be set during each fiscal year of the Company. The number of offering periods, the number of shares offered, and the length of each period will be set by the Board. The Purchase Plan also provides for special offerings as described below. Shares not subscribed for in any offering period and shares subscribed for that cease to be subject to a subscription agreement will be available for subscription in connection with a later offering period established by the Board.

         The subscription price per share for each purchase period will be the lesser of (i) 85 percent of the mean between the reported high and low sales prices of shares of Medical Products Stock or Agritope Stock, as applicable, on the stock exchange or automated securities interdealer quotation system on which the stock was traded on the day before the offering period commenced (the "initial subscription price") and (ii) the mean between the reported high and low sales prices for the shares on the date the purchase period ends, or on any earlier date of purchase provided for in the Purchase Plan.

         The total value of shares that may be subscribed for in one or more regular offering periods within any calendar year is limited to $21,250. Subject to this limitation, the Board may set a minimum, a maximum, or both a minimum and a maximum number of shares that may be subscribed for during any offering period.

         The Purchase Plan also provides for monthly special offering dates pursuant to which any employee of the Company may receive a one-year subscription for a number of shares of either or both Agritope Stock and Medical Products Stock in such proportions as the Company may determine equal in the aggregate to the amount by which the employee's annual compensation would otherwise be increased during the one-year period following the employee's annual compensation review divided by the initial subscription price for the special offering date that occurs on or immediately following the effective date of the increase in compensation. The subscription may be provided to the employee at the Company's discretion or pursuant to the employee's irrevocable election in lieu of any increase in cash compensation for the ensuing year.

         An employee may terminate his or her subscription at any time before the full purchase price for the subscribed shares has been paid and be refunded the full amount withheld, plus interest at the rate of 6 percent per year. An employee may also reduce the number of subscribed shares and (i) receive a refund of the amount withheld that is in excess of the amount that would have been withheld if his subscription had been for the reduced number of shares, plus interest on the refund at the rate of 6 percent per year, or (ii) have the excess applied to reduce the amount of future installments of the purchase price.

         An employee whose employment is terminated for any reason other than retirement, disability, or death (or the personal representative of an employee who dies after such termination) may, at his or her election, (i) be refunded the full amount withheld, plus interest at the rate of 6 percent per year or
(ii) receive the whole number of shares that could be purchased at the purchase price with that amount together with a cash refund of any balance. An employee who retires or is permanently disabled (or the personal representative of an employee who dies while employed, retired, or disabled) at any time before the full purchase price of the subscribed shares has been paid has the rights described above and in addition may prepay the entire unpaid balance for the subscribed shares in a lump sum of cash and receive the shares. Any such election must be made within three months following any termination of employment and prior to the end of the respective purchase period.


         At September 30, 1996, approximately 148 employees were eligible to participate in the Purchase Plan, 42,820 shares were subject to outstanding subscriptions under the plan, and 24,053 had been purchased pursuant to the plan. If the Agritope Stock Proposal and the Purchase Plan Amendments are approved, each outstanding subscription under the Purchase Plan will be amended to include the right to purchase one-half share of Agritope Stock for each share of Epitope Common Stock covered by the subscription as of the Effective Date and the respective purchase prices of the shares will be determined in the same manner as for outstanding stock options under the Award Plan. Such rights to purchase Agritope Stock are herein called "Adjustment Subscriptions." See "Proposal 3: Amendment of 1991 Stock Award Plan." As of September 30, 1996, executive officers and employees of the Company held outstanding subscriptions under the Purchase Plan as follows: Dr. Ferro, 500 shares; Mr. Miller, 776 shares; all executive officers as a group, 7,100 shares; and all employees other than executive officers as a group, 35,720 shares. Numbers of shares that may be subject to future individual subscriptions under the Purchase Plan are not now determinable.

         In addition to the Purchase Plan Amendments, which are subject to shareholder approval at the Annual Meeting, the Board also approved amendments to the Purchase Plan to (i) reflect the recent approval of the Epitope Common Stock on the Nasdaq National Market and (ii) authorize the Board to amend or terminate the Purchase Plan without shareholder approval other than amendments that materially increase the number of shares that may be issued under the plan or decrease the purchase price of shares under the plan.


         The foregoing is a summary description of certain terms and provisions of the Purchase Plan and is subject to the detailed terms and provisions thereof. A copy of the Purchase Plan, as proposed to be amended, is set forth as Annex V.

FEDERAL INCOME TAX CONSEQUENCES RELATING TO PURCHASE PLAN

         The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. Participants do not realize taxable income at the commencement of an offering or at the time shares are purchased under the Purchase Plan.

         If no disposition of shares purchased under the Purchase Plan is made by the participant within two years from the offering commencement date or within one year from the purchase date, then (a) upon sale of the shares, 15 percent of the fair market value of the stock at the commencement of the offering period (or, if less, the amount realized on sale of the shares in excess of the purchase price) is taxed to the participant as ordinary income with any additional gain taxed as a long-term capital gain and any loss sustained treated as a long-term capital loss, and (b) no deduction is allowed to Epitope for federal income tax purposes.

         If shares purchased under the Purchase Plan are disposed of prior to the expiration of the two-year and one-year holding periods described above, then (a) the participant realizes ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares on the date of purchase (or, if less, the amount realized on sale of the shares) over the purchase price thereof, and (b) Epitope is entitled to deduct that amount. Any further gain realized is taxed as a short-term or long-term capital gain and will not result in any deduction to Epitope.

PROPOSAL 4:  BOARD RECOMMENDATION AND VOTE REQUIRED

         The Board recommends a vote FOR amendment of the Purchase Plan as described above to provide for the purchase of Agritope Stock under the plan. If a quorum is present at the Annual Meeting, Proposal 4 will be adopted if the votes cast in favor of the proposal at the Annual Meeting exceed the votes cast opposing the action.

         If Proposal 2, the Agritope Stock Proposal, or this Proposal 4 is not approved by the shareholders, the Purchase Plan will remain in effect but Agritope Stock will not be issued under the plan. If this Proposal 4 is approved by the shareholders, the increase in the number of shares of Epitope Common
Stock issuable under the Purchase Plan will take effect even if the Agritope Stock Proposal is not approved.


                                                EXECUTIVE OFFICERS

         The following table presents the names, ages and positions of the Company's executive officers at January , 1997.


NAME OF
EXECUTIVE OFFICER                                             AGE               POSITION

Adolph J. Ferro, Ph.D.                                        54                President, Chief Executive
                                                                                Officer and Director

Gilbert N. Miller                                             55                Executive Vice President,
                                                                                Chief Financial Officer and
                                                                                Treasurer

John H. Fitchen, M.D.                                         51                Senior Vice President and
                                                                                Chief Operating Officer--
                                                                                Epitope Medical Products

Andrew S. Goldstein                                           48                Senior Vice President of
                                                                                Advanced Technology
                                                                                Development--Epitope Medical
                                                                                Products, Secretary and
                                                                                Director

Richard K. Bestwick, Ph.D.                                    42                Senior Vice President and Chief
                                                                                Operating Officer--
                                                                                Agritope

Joseph A. Bouckaert                                           56                President and Chief Executive
                                                                                Officer--Vinifera, Inc.

Byron A. Allen, Jr.                                           64                Vice President of Corporate
                                                                                Communications

Fred L. Williamson                                            56                President and Chief Executive
                                                                                Officer--Andrew and
                                                                                Williamson Sales, Co.

Officers of the Company hold office at the discretion of the Board.

For  biographical  summaries of Dr. Ferro and Mr.  Goldstein,  see  "Proposal 1:
Election of Class I Directors."

         Gilbert N. Miller joined the Company in June 1989 as Executive Vice President and Chief Financial Officer and has served as the Company's Treasurer since March 1991. He has also been a Senior Vice President of Agritope, Inc. since September 1992 and its Chief Financial Officer since December 1991. From 1987 to 1989, he was Executive Vice President, Finance and Administration, of Northwest Marine Iron Works, a privately held ship repair contractor located in Portland, Oregon. From 1986 to 1987, he was Vice President/Controller of the Manufacturing Group of Morgan Products, Ltd., a manufacturer and distributor of specialty building products based in Oshkosh, Wisconsin. He also held the position of Senior Vice President/Finance of Nicolai Company, a Portland wood door manufacturing concern which became a wholly owned subsidiary of Morgan Products, Ltd., in 1986. Mr. Miller received a B.S. degree from Oregon State University and a Master of Business Administration degree from University of Oregon. He is a certified public accountant.

         John  H.  Fitchen,  M.D.,  joined  the  Company  in  July  1990 as Vice
President  of  Research  and  Clinical  Activities,  was  appointed  Senior Vice
President in September 1993, and assumed the additional position of Chief Operating Officer-Epitope Medical Products in November 1994. Prior to joining the Company, Dr. Fitchen was Associate Chief of Staff for Research at the
Portland Veterans Administration Medical Center in Portland, Oregon, and Professor of Medicine at OHSU. Dr. Fitchen received his M.D. degree from the University of Rochester School of Medicine and a B.A. degree from Amherst College. He completed his clinical training in Internal Medicine at OHSU in 1976 and in Hematology/Oncology at the University of California, Los Angeles, in 1978.

         Richard K. Bestwick, Ph.D., joined Epitope in August 1987 and was appointed Senior Vice President of Agritope, Inc. in September 1992. He was appointed to the additional position of Chief Operating Officer of Agritope, Inc. in October 1996. Prior to joining Epitope, he was a Research Assistant Professor in the Department of Biochemistry at the Oregon Health Sciences University, where he also completed his postdoctoral training. Dr. Bestwick received a Ph.D. in Biochemistry and Biophysics from Oregon State University and a B.S. degree from Evergreen State College.

         Joseph A. Bouckaert joined Vinifera, Inc. as its President and Chief Executive Officer at the inception of the Company in March 1993. From 1988 to 1991 he was Vice Chairman of DNA Plant Technology Corporation, a publicly held agricultural biotechnology company with offices in Cinnaminson, New Jersey, and Oakland, California. He also was a co-founder and member of the board of directors of Florigene, B.V., an agricultural biotechnology company focused on the flower business and located in the Netherlands. From 1985 to 1988, he served as President and Chief Executive Officer of Advanced Genetic Sciences Inc. a publicly held biotechnology company located in Oakland, California. In 1982, Mr. Bouckaert co-founded Plant Genetic Systems, N.V., a privately held agricultural biotechnology company located in Brussels, Belgium, and served as its first Managing Director from 1982 through 1986. Mr. Bouckaert received a Juris Doctor degree from the University of Leuven in Belgium and postgraduate degrees in Business Administration from the University of Ghent in Belgium, and the University of Kentucky in Lexington, Kentucky.

         Byron A. Allen, Jr., joined the Company in July 1995. Prior to joining the Company, from 1993 to 1995, Mr. Allen was Senior Vice President, Equity Portfolio Manager, for C.J. Lawrence/Deutsche Bank Securities Corporation, New York. From 1978 to 1993, he was Director of Retail Brokerage Service, C.J. Lawrence, Incorporated. Mr. Allen holds an A.B. degree from Dartmouth College and a Master of Business Administration degree from the Amos Tuck School of Business Administration.


         Fred L. Williamson has been President of Andrew and Williamson Sales, Co., which produces, markets, distributes and sells a wide variety of fresh fruits and vegetables throughout North America, since 1987. A&W was acquired by the Company in December, 1996. Mr. Williamson has been involved in the business of marketing and shipping fresh produce since 1962.

                             EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

         The following table summarizes the compensation for the last three fiscal years of the Chief Executive Officer and the four other most highly compensated executive officers of the Company (together, the "Named Executive Officers") during the 1996 fiscal year.


                                                                                        Long-Term
                                                                                        Compensation
                                                                                        Awards

                                                       Annual Compensation              Securities          All Other
                                                                                        Underlying        Compen-
Name and Principal Position          Year            Salary              Bonus          Options (#)(1)    sation(2)

Adolph J. Ferro, Ph.D.              1996              $214,183         $ 50,000                 -          $ 4,237
President and Chief Executive       1995               200,769          113,245            74,000            5,390
Officer                             1994               135,000                -                 -            3,375

Gilbert N. Miller                   1996               128,510           33,075                 -            3,206
Executive Vice President,           1995               130,962                -            34,000            5,021
Chief Financial Officer,            1994               120,000                -                 -            3,000
and Treasurer

John H. Fitchen, M.D.               1996               147,548           37,200                 -            3,540
Senior Vice President and           1995               148,606                -            43,000            3,578
Chief Operating Officer--           1994               131,250                -                 -            3,057
Epitope Medical Products

Andrew S. Goldstein                 1996               128,510           30,000                 -            3,206
Senior Vice President of            1995               126,923                -            34,000            3,182
Advanced Technology                 1994               105,000                -                 -            2,625
Development--Epitope Medical
Products

Richard K. Bestwick, Ph.D.(3)       1996                91,385           20,160                 -            2,280
Senior Vice President and
Chief Operating Officer--
Agritope

(1) Represents the number of shares for which options were awarded. No SARs have been granted to any named executive officer during the years indicated.

(2) Represents amounts contributed to the Company's 401(k) Profit Sharing Plan as employer matching contributions in the form of Epitope Common Stock.

(3) Dr. Bestwick was not an executive officer of Epitope during fiscal 1995 or 1994.

AGGREGATED OPTION EXERCISES
IN LAST FISCAL YEAR AND
FISCAL YEAR-END OPTION VALUES(1)

                              Number of Securities
                                                     Underlying Unexercised          Value of Unexercised In-the-Money
                       Shares                        Options at Fiscal Year-End      Options at Fiscal Year-End
                       Acquired On      Value
Name                   Exercise         Realized   Exercisable  Unexercisable             Exercisable Unexercisable

Adolph J. Ferro, Ph.D.    20,000      $173,722       496,061          60,143            $2,800,693          $69,583
Gilbert N. Miller         16,000       141,440       181,299          27,805             1,024,121              642
John H. Fitchen, M.D.          -             -       160,133          28,667             1,001,375                -
Andrew S. Goldstein       25,000       188,034       165,444          28,556             1,092,090           37,910
Richard K. Bestwick, Ph.D. 2,750        32,313        57,632          18,472                31,058              642

(1) The named executive officers did not hold any SARs at September 30, 1996.

(2) In-the-money stock options are options for which the exercise price is less than the market value of the underlying stock on a particular date. The values shown in the table are based on the difference between $15.0625, which was the average of the high and low sales prices of the Epitope Common Stock on the AMEX on September 30, 1996, and the applicable exercise price.

                              EMPLOYMENT AGREEMENTS


         Pursuant to written employment agreements with the Company, the Named Executive Officers each are entitled to receive one year of salary in the event of termination without cause (two years in the case of Dr. Ferro) or two years of salary if terminated without cause within 12 months following a change in control (within the meaning of the Exchange Act) or sale of substantially all the assets of the Company (three years in the case of Dr. Ferro). The agreements in each case prohibit the officer from competing with the Company for one year unless the officer elects to waive the right to amounts otherwise payable. The agreements do not expire by their terms and are terminable by the Company on 90 days' notice with cause or, subject to payment of the salary amounts described above, without cause.


                            COMPENSATION OF DIRECTORS

         Under the terms of the Award Plan in effect during the 1996 fiscal year, nonemployee directors of the Company were eligible to receive nonqualified stock options granted on a nondiscretionary basis, as described below.

         INITIAL OPTIONS. Upon becoming a nonemployee director, each such director has been granted a stock option to purchase 50,000 shares of Epitope Common Stock (an "Initial Option"). A newly-elected Chairman of the Board has been entitled to receive an Initial Option to purchase an additional 25,000 shares (75,000 shares if not previously a nonemployee director). Until December 1994, Initial Options were granted at an exercise price equal to 75 percent of the fair market value of a share of Epitope Common Stock on the date of grant; beginning in December 1994, Initial Options have been granted at an exercise price equal to the fair market value of a share on the date of grant minus the lesser of (a) $2.00 or (b) 25 percent of the fair market value. Each Initial Option becomes exercisable in annual installments based on continued service as a director and expires at the end of five years following the director's retirement or one year following the director's death, disability or cessation of service as a director for any other reason. An Initial Option will generally become fully exercisable by the date of the fourth annual meeting of shareholders through which the director has served on the Board. Initial Options become exercisable in full immediately upon the happening of a change in control of the Company. A change in control of the Company would occur on the happening of such events as the beneficial ownership by a person or group of 30 percent or more of the outstanding common stock, certain changes in Board membership affecting a majority of positions, certain mergers or consolidations, a sale or other transfer of all or substantially all the Company's assets, or approval by the shareholders of a plan of liquidation or dissolution of the Company, as well as any change in control required to be reported by the proxy disclosure rules of the Commission.

         Payment of the exercise price may be made in cash or by delivery of previously acquired shares of common stock having a fair market value equal to the aggregate exercise price. To the extent that payment is made in previously acquired shares, the director is automatically granted a replacement ("reload") option for a number of shares equal to the number delivered upon exercise with an exercise price equal to the fair market value of a share of common stock on the date of exercise. Reload options become exercisable in full six months after the grant date.

         RENEWAL OPTIONS. Additional nonqualified stock options have also been granted to each nonemployee director to purchase 15,000 shares of Epitope Common Stock ("Renewal Options") as of the December 15 prior to the annual meeting of shareholders at which the options most recently granted to the nonemployee director fully vest. Renewal Options vest in three equal annual installments beginning with the second annual meeting of shareholders following the date of grant, subject to acceleration of vesting upon the occurrence of a change in control of the Company. The other terms of Renewal Options are comparable to those of Initial Options, except that Renewal Options do not provide for reload options.


         AGRITOPE OPTIONS. Mr. Paxton and Mr. Pringle, as nonemployee directors of Agritope, were each awarded nonqualified options for 50,000 shares of Agritope common stock under the 1992 Plan. The options have an exercise price of $5.625 per share, which was equal to 75 percent of the fair market value of Agritope, Inc. common stock on the date of grant, September 14, 1992, based on a good faith determination of fair market value by Agritope, Inc. board of directors. The options are fully vested. Until Agritope, Inc. ceases to be a wholly owned subsidiary of the Company, shares of Agritope, Inc. common stock received upon exercise of the foregoing options must be exchanged for shares of Epitope Common Stock based on a ratio of 2.433 shares of Agritope, Inc. common stock for each share of Epitope Common Stock. Accordingly, upon exercise of the foregoing options in full, Messrs. Paxton and Pringle would each receive a total of 20,552 shares of Epitope Common Stock, or a corresponding number of shares of Medical Products Stock and Agritope Stock if the Agritope Stock Proposal is approved.


         See "Proposal 3: Amendment of 1991 Stock Award Plan" for an explanation of the effect of the proposed Award Plan Amendments on Awards to nonemployee directors.

                 REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE

         The following report of the Executive Compensation Committee of the Board shall not be deemed to be incorporated by reference into any previous filing by the Company under either the Securities Act or the Exchange Act that incorporates future Securities Act or Exchange Act filings in whole or in part by reference.

         GENERAL. The Executive Compensation Committee of the Board, which is composed of three independent, nonemployee directors, is responsible for establishing and administering the Company's policies that govern executive compensation and benefit practices. The Committee evaluates the performance of the executive officers and determines the salary of the Chief Executive Officer and annual bonus and related benefits for all executive officers. Awards to executive officers under the Award Plan are made solely by the Committee in order to satisfy certain requirements under the Commission's rules regarding stock transactions with the Company under Section 16 of the Exchange Act.

         COMPENSATION PHILOSOPHY. The Company's executive compensation programs are designed to (i) align the interests of executive management with the long-term interests of the shareholders, (ii) motivate Company executives to achieve the strategic business goals of the Company and recognize their individual contributions, and (iii) provide compensation opportunities that are competitive with those offered by other national medical and agricultural biotechnology companies similar in size and performance to the Company. In furtherance of these goals, the components of executive compensation include base salary, merit cash bonuses, stock option grants and other benefits and are linked to individual performance.

         BASE SALARY. At least annually, the Committee sets salaries for executive officers. Salary levels for other officers are set by the Chief Executive Officer subject to review and recommendations by the Committee. As part of its review process, the Committee has considered compensation data regarding other national biotechnology companies contained in a report by an outside consultant retained by the Company in fiscal 1995 and in prior years. The 1995 base salary amounts for executive officers were established at levels that did not exceed the 50th percentile for comparable-sized biotechnology companies as reported in the outside consultant's report. For fiscal 1996, salaries for executive officers were reduced by 5 percent as a part of a corporate restructuring program.

         MERIT CASH BONUSES. Merit bonuses were granted to executive officers in fiscal 1996 based on a determination that management had achieved performance goals established at the beginning of the fiscal year.

         STOCK OPTION GRANTS. As previously noted, an important goal of the Company's compensation program is to align the interests of the executive officers and other key employees with the long-term interests of the Company's shareholders. In furtherance of this goal, the Board adopted the 1991 Award Plan, pursuant to which the Company may grant stock-based awards to directors, officers, and employees of, and consultants and Advisors to, the Company. The size of individual option grants to executive officers during fiscal 1995 was determined by the Committee based on the executive's duties and the levels of option grants for executives with comparable positions at other biotechnology companies, as summarized in the consultant's report described above. No grants of stock-based awards were made to executive officers during fiscal 1996.

         OTHER COMPENSATION VEHICLES. The Company also has a 401(k) Profit Sharing Plan (the "401(k) Plan") which allows participants to defer compensation pursuant to Section 401(k) of the Internal Revenue Code. All employees of the Company, including executives, are eligible to participate in the 401(k) Plan if certain qualifications are met. In addition to amounts that participants may elect to contribute to the 401(k) Plan, the Company makes matching contributions to the 401(k) Plan in Epitope Common Stock, which are allocated to all participants. Payments of benefits accrued for 401(k) Plan participants will be made upon retirement or upon termination of employment prior to retirement if certain conditions have been met by the employee prior to termination.

EXECUTIVE COMPENSATION COMMITTEE:

W. Charles Armstrong, Chairman
R. Douglas Norby
G. Patrick Sheaffer

                          STOCK PRICE PERFORMANCE GRAPH

         The following graph compares the cumulative total returns to investors in Epitope Common Stock, the Standard & Poor's 500 Stock Index, and the Russell 2000 Index for the period from October 1, 1991, through September 30, 1996. The graph assumes that $100 was invested on September 30, 1991, in Epitope Common Stock and in each of the above-mentioned indices and that all dividends were reinvested. The Russell 2000 Index is an index of companies with market capitalizations similar to that of the Company. It has been selected because the Company has been unable to identify a peer group of companies for comparison. No single public or private company has a comparable mix of technologies under development or products that serve the same markets as the Company. The Company's management believes that an index of companies with similar market capitalizations provides a reasonable basis for comparing total shareholder returns. Shareholders are cautioned that the graph shows the returns to investors only as of the dates noted and may not be representative of the returns for any other past or future period.

                 COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
       AMONG EPITOPE INC., THE S & P 500 INDEX AND THE RUSSELL 2000 INDEX

                                   9/91     9/92     9/93    9/94     9/95      9/96
Epitope, Inc.                      $100     $ 87     $112    $104     $ 73      $ 73

S & P 500                          $100     $111     $125    $130     $169      $203

Russell 2000                       $100     $109     $145    $149     $184      $208

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth information as of September 30, 1996, regarding the beneficial ownership of Epitope Common Stock by (a) each person who is known to the Company to be the beneficial owner of more than 5 percent of Epitope Common Stock outstanding, (b) each director and nominee for election as director, (c) each of the Named Executive Officers, and (d) all directors and executive officers of the Company as a group.



                                                              Amount and Nature                Percent
5% Shareholders, Directors                                        of Beneficial                     of
Officers                                                        Ownership(1)(2)                  Class


Groupe des Assurances Nationales                                1,242,108                          9.1
61 Rue Monceau
Paris 75008 France(3)

W. Charles Armstrong                                               59,540(4)                         *

Richard K. Bestwick, Ph.D.                                         67,382                            *

Richard K. Donahue                                                 57,000(4)                         *

Adolph J. Ferro, Ph.D.                                            496,901                          3.7

John H. Fitchen, M.D.                                             164,461(4)                       1.3

Andrew S. Goldstein                                               427,921(5)                       3.3

Margaret H. Jordan                                                 10,000                            *

Gilbert N. Miller                                                 182,961(5)                       1.4

R. Douglas Norby                                                   58,750                            *

Michael J. Paxton                                                  30,552                            *

Roger L. Pringle                                                  114,677                            *

G. Patrick Sheaffer                                                80,000                            *

All directors and executive
  officers as a group
  (15 persons)                                                  1,794,545(4)(5)                   12.5


*Less than 1%

(1)      Subject  to  community  property  laws  where  applicable,   beneficial
         ownership consists of sole voting and investment power except as otherwise indicated.

(2) Includes shares subject to options and warrants exercisable within 60 days of September 30, 1996, by directors and executive officers as follows: Mr. Armstrong, 55,000 shares; Dr. Bestwick, 67,382 shares (including options for 9,750 shares held by his wife); Mr. Donahue, 50,000 shares; Dr. Ferro, 496,061 shares; Dr. Fitchen, 160,133 shares; Dr. Goldstein, 165,444 shares; Ms. Jordan, 10,000 shares;

         Mr. Miller, 181,299 shares; Mr. Norby, 55,000 shares; Mr. Paxton, 30,552 shares; Mr. Pringle, 100,552 shares; Mr. Sheaffer, 67,500 shares; and all directors and executive officers as a group, 1,454,173 shares.

(3) Includes 595,000 shares subject to warrants exercisable within 60 days of September 30, 1996 and 128,008 shares issuable upon conversion of convertible notes.

(4) Includes shares as to which the individual has shared voting and dispositive power as follows: Mr. Armstrong, 165 shares; Mr. Donahue, 1,000 shares; Dr. Fitchen, 100 shares; and all directors and executive officers as a group, 2,265 shares.

(5) Does not include 17,035 shares of Epitope Common Stock held in the 401(k) Plan, as to which Messrs. Ferro, Goldstein and Miller share voting power as trustees of the 401(k) Plan. Messrs. Ferro, Goldstein and Miller disclaim any economic beneficial interest in such shares other than the 798, 636, and 711 shares, respectively, allocated to their individual accounts under the 401(k) Plan.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act requires the Company's officers and directors and persons who own more than 10 percent of the Epitope Common Stock (collectively, "Reporting Persons") to file reports of ownership and changes in ownership with the Commission. Reporting persons are required by the Commission's regulations to furnish the Company with copies of all Section 16(a) forms they file.


         Based solely on its review of the copies of such forms and written representations regarding the absence of a filing requirement received from Reporting Persons, the Company believes that with respect to the 1996 fiscal year, all Reporting Persons complied with all applicable filing requirements, except that T. J. Paulsen, the Company's principal accounting officer until November 11, 1996, filed one report relating to one transaction after the filing deadline; Richard K. Bestwick, Ph.D., Senior Vice President and Chief Operating Officer--Agritope, and Joseph A. Bouckaert, President and Chief Executive Officer--Vinifera, Inc., each filed his initial report of his stockholdings upon becoming an executive officer of Epitope after the filing deadline; and Byron A. Allen, Jr., Vice President of Corporate Communications of the Company, and Richard K. Donahue, a director of the Company, each filed one report of an option grant after the filing deadline.

                              CERTAIN TRANSACTIONS

         In connection with the December 1987 merger of Agricultural Genetic Systems, Inc. ("AGS"), with and into Agritope, Inc. Dr. Ferro, as an executive officer and principal shareholder of AGS, was granted a royalty equal to 4 percent of net sales of products resulting from the technology transferred to Agritope pursuant to the merger; royalties with respect to a particular product were to be paid for a period equal to the life of the patent on the product or an equivalent period if a patent is not issued. On November 11, 1996, Dr. Ferro agreed to accept a one-time payment of $590,000 in lieu of the royalties that would otherwise be due him.

         In September 1996, the Company extended the expiration date of certain warrants issued in private placement transactions in September 1991, December 1992, and July and August 1993, to purchase Epitope Common Stock at prices of $16.00, $16.00, $20.00 and $18.50 per share, respectively. The warrants would have otherwise expired in September 1996 and March 1997, if not exercised. The Company extended the expiration date of the warrants to September 30, 1997. The warrants were extended because they represent a significant potential source of additional capital.

         Holders of the warrants included Groupe des Assurances Nationales ("GAN"), which beneficially owns more than 5 percent of the Epitope Common Stock outstanding. As of September 30, 1996, GAN held 1991 warrants to purchase 80,000 shares of Epitope Common Stock, 1992 warrants to purchase 270,000 shares of Epitope Common Stock, July 1993 warrants to purchase 195,000 shares of Epitope Common Stock, and August 1993 warrants to purchase 50,000 shares of Epitope Common Stock.

         On November 14, 1996, the Company agreed to exchange $3,380,000 principal amount of Agritope 4% Convertible Notes Due 1997 for 250,367 shares of Epitope Common Stock at a reduced exchange price of $13.50 per share. The original terms of the notes permitted the holders to exchange them for Epitope Common Stock at an exchange price of $19.53 per share. Holders exchanging their notes at the reduced exchange price included GAN, which exchanged $2,500,000 principal amount of notes for 185,185 shares of Epitope Common Stock.

         In connection with the acquisition of A&W on December 12, 1996, the Company renegotiated the terms of a line of credit extended to A&W by Wells Fargo Bank, National Association. The line of credit had previously been guaranteed by the four former shareholders of A&W, including Fred L. Williamson, now an executive officer of the Company. Under the renegotiated terms of the line of credit, Epitope, Inc. will guarantee A&W's obligations under the line of credit and the guarantees of the former shareholders will be released. See Note 13 to Historical Financial Statements included in Annex III.


                                 LEGAL OPINIONS

         The validity of Agritope Stock has been passed upon by Miller Nash, Portland, Oregon.

                                     EXPERTS

         The financial statements of Epitope, Inc. as of September 30, 1996 and 1995 and for each of the three years in the period ended September 30, 1996 included in this Prospectus/Proxy Statement have been included in reliance on the report of Price Waterhouse LLP, independent accountants, given upon the authority of that firm as experts in auditing and accounting. In preparing the report, Price Waterhouse LLP has relied as to amounts included for A&W on the report of Boros and Farrington, APC, independent accountants, regarding the financial statements of Andrew and Williamson Sales, Co., as of September 30, 1996 and 1995, and for each of the three years in the period ended September 30, 1996.


                                FINANCIAL ADVISOR

         The Company has retained Vector Securities as the Company's exclusive financial advisor for a period of one year commencing July 10, 1996. Pursuant to this engagement, Vector Securities has provided advisory services to the Company with respect to the Agritope Stock Proposal. Vector Securities may also assist the Company in the solicitation of proxies in connection with the Annual Meeting. Vector Securities also acted as financial advisor to the Company in connection with the A&W merger. The Company has paid Vector Securities a non-refundable retainer fee of $50,000, plus a transaction fee of $500,000 in connection with the merger. The Company has also agreed to pay Vector Securities a fee equal to ______________ upon approval of the Agritope Stock Proposal, a fee equal to ______________ on December 15, 1997, and a fee equal to ______________ on June 30, 1998.



                             INDEPENDENT ACCOUNTANTS

         Price Waterhouse LLP, independent public accountants, examined the financial statements of the Company for fiscal 1996. No change in independent public accountants is contemplated for fiscal 1997. The Company expects representatives of Price Waterhouse LLP to be present at the Annual Meeting and to be available to respond to appropriate questions from shareholders. The accountants will have the opportunity to make a statement at the meeting if they desire to do so.

                                  ANNUAL REPORT

         The Company's Annual Report to Shareholders for the fiscal year ended September 30, 1996, accompanies this Prospectus/Proxy Statement.

                       DEADLINE FOR SHAREHOLDER PROPOSALS

         Shareholders of the Company may submit proposals for inclusion in the proxy material for the Company's 1998 annual meeting of shareholders. Any such proposals must meet the shareholder eligibility and other requirements imposed by rules issued by the Commission and must be received by the Company at 8505 S.W. Creekside Place, Beaverton, Oregon 97008, Attention: Secretary, not later than , 1997.

         The Company's Bylaws provide that nominations for election to the Board may be made by the Board or by any shareholder entitled to vote for the election of directors. Notice of a shareholder's intent to make such a nomination must be given in writing, by personal delivery or certified mail, postage prepaid, to the Secretary of the Company and must include the name and address of the shareholder and each proposed nominee, a representation that the shareholder is a record holder of common stock and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, a description of any arrangements or understandings pursuant to which the nominations are to be made, the consent of each proposed nominee to serve as a director if elected, and such other information regarding each nominee as would be required to be included in the Company's proxy statement had the person been nominated by the Board. The notice, with respect to an election to be held at an annual meeting of shareholders, must be given at least 60 days in advance of the anniversary of the date of the previous year's annual meeting of shareholders or, with respect to an election to be held at a special shareholders meeting, must be given no later than the close of business on the seventh day following the date on which notice of the meeting was first given to shareholders.

                            EXPENSES OF SOLICITATION

         Epitope will bear the cost of solicitation of proxies, including the charges and expenses of brokerage firms and others of forwarding solicitation material to beneficial owners of stock in connection with the Annual Meeting. In addition to solicitations by mail, proxies may be solicited by officers and employees of Epitope in person or by telephone or other means without additional compensation. Epitope may retain a professional proxy solicitation firm to assist in the solicitation of proxies at a cost that Epitope estimates will not exceed $15,000.

                                  OTHER MATTERS

         The Board knows of no business to come before the Annual Meeting other than the matters described in the accompanying Notice of Annual Meeting of Shareholders. If other business is properly presented for consideration at the Annual Meeting, the enclosed proxy authorizes the persons named therein to vote the shares in their discretion.


BY ORDER OF THE BOARD OF DIRECTORS

Andrew S. Goldstein
Secretary
                      , 1997

                                                                         ANNEX I

                                 INDEX OF TERMS


1992 Plan.....................................................................14
401(k) Plan...................................................................70
A&W............................................................................5
Advisors......................................................................56
Affected Group................................................................46
Agritope.......................................................................2
Agritope Plan.................................................................57
Agritope Stock.................................................................1
Agritope Stock Proposal........................................................1
AGS...........................................................................73
AGTO..........................................................................11
Amendment......................................................................6
Annual Meeting.................................................................1
Articles.......................................................................1
Award Plan.....................................................................1
Award Plan Amendments.........................................................56
Awards........................................................................56
Board..........................................................................1
Broker nonvotes...............................................................29
Code..........................................................................51
COMMISSION.....................................................................2
Committee.....................................................................56
Company........................................................................1
Convertible Notes.............................................................51
Corporation Act................................................................8
Disposition...................................................................46
Disqualifying disposition.....................................................60
Distribution...................................................................1
DMR...........................................................................32
Effective Date.................................................................1
EPA...........................................................................24
Epitope........................................................................1
Epitope Common Stock...........................................................1
Epitope Medical Products.......................................................2
EPTO..........................................................................10
Exchange Act...................................................................4
Exchange Amount...............................................................41
Exchange Date.................................................................46
Fair Value....................................................................46
FDA...........................................................................24
GAN...........................................................................73
Incorporated Documents.........................................................4
Initial Option................................................................68
Initial subscription price....................................................63
Inter-Group Interest Fraction.............................................10, 48
Inter-Group Shares Issuable...............................................10, 48
IRS...........................................................................51
ISO...........................................................................60
ISOP..........................................................................14
Market Value..................................................................46

Medical Products Stock.........................................................1
Miller Nash...................................................................52
Named Executive Officers......................................................67
Nasdaq National Market........................................................10
Net Proceeds..................................................................46
New Options...................................................................57
OHSU..........................................................................32
OSU...........................................................................32
Outstanding Interest Fraction.........................................10, 46, 48
Prospectus/Proxy Statement.....................................................1
Proxies.......................................................................28
Purchase Plan..................................................................1
Purchase Plan Amendments......................................................63
Record Date....................................................................6
Registration Statement.........................................................4
Related Business Transactions.................................................46
Reload....................................................................59, 69
Renewal Options...............................................................69
Reporting Persons.............................................................73
Restriction Period............................................................60
SARs..........................................................................60
SB............................................................................26
Section 306 Stock.............................................................53
Securities Act.................................................................4
Stock Plans....................................................................1
Substantially all the properties and assets...................................46
TIN...........................................................................54
Trading Day...................................................................46
USDA..........................................................................24
Vector Securities..............................................................6
Vinifera.......................................................................5
Warrants......................................................................51

                                                                        ANNEX II

                                    PROPOSED
                                    AMENDMENT
                                     TO THE
                       RESTATED ARTICLES OF INCORPORATION
                                       OF
                                  EPITOPE, INC.


Article V of the Company's Restated Articles of Incorporation is proposed to be amended and restated to read in its entirety as follows:

                                    ARTICLE V

                          Description of Capital Stock

A.       AUTHORIZED CAPITAL STOCK


                  The  total  number  of  shares  of  capital   stock  that  the
Corporation shall be authorized to issue is 101,000,000 shares, divided into classes as follows:


                           Title of Class                                       No. of Shares

                    Epitope Medical Products                                     60,000,000
                   Common Stock, no par value
                    ("Medical Products Stock")

                     Agritope Common Stock,                                      40,000,000
                           no par value
                        ("Agritope Stock")

                  Preferred Stock, no par value                                   1,000,000
                        ("Preferred Stock")


Upon the effectiveness of this Article V, as amended, and without any further action on the part of the Corporation or its shareholders, each share of the Corporation's Common Stock, no par value, then issued and outstanding shall be redesignated as one fully paid and nonassessable share of Medical Products Stock. The meanings of certain terms used in this Article V are given in Section
E. of this Article V.

B.       DESCRIPTION OF PREFERRED STOCK

                  The preferences, limitations, and rights of the shares of Preferred Stock shall be as follows:

         1. DIVISION INTO SERIES. The Board of Directors shall have authority to divide the Preferred Stock into as many series as the Board of Directors shall from time to time determine, and to issue the Preferred Stock in such series. The Board of Directors shall determine the number of shares comprising each series, which number may, unless otherwise provided by the Board of Directors in creating such series, be increased or decreased from time to time by action of the Board of Directors. Each series shall be so designated as to distinguish the shares thereof from the shares of all other series.

         2. AUTHORITY OF BOARD OF DIRECTORS TO DETERMINE PREFERENCES, LIMITATIONS, AND RELATIVE RIGHTS. The Board of Directors shall have authority to determine, except as otherwise prescribed in this Article V or by law, the preferences, limitations, and relative rights, including voting rights, of the shares of Preferred Stock before the issuance of any shares of such class or the preferences, limitations, and relative rights, including voting rights, of the shares of any series of Preferred Stock before the issuance of any shares of such series. All shares of any such series shall have preferences, limitations, and relative rights, including voting rights, identical with those of other shares of the same series and, except to the extent otherwise provided in the description of such series, of those of other series of the Preferred Stock.

C.       DESCRIPTION OF MEDICAL PRODUCTS STOCK AND AGRITOPE STOCK

                  The preferences, limitations, and relative rights of the shares of Medical Products Stock and Agritope Stock shall be as follows:

         1.       DIVIDENDS AND DISTRIBUTIONS

                  Subject to the express terms of any outstanding series of Preferred Stock, dividends may be declared and paid upon Medical Products Stock or Agritope Stock upon the terms provided for below with respect to each such class, in such amounts and at such times as the Board of Directors may determine.

     a. DIVIDENDS ON MEDICAL PRODUCTS STOCK. Dividends on Medical Products Stock may be declared and paid only out of the lesser of (i) assets of the Corporation legally available therefor and (ii) the Available Medical Products Dividend Amount.

     b. DIVIDENDS ON AGRITOPE STOCK. Dividends on Agritope Stock may be declared and paid only out of the lesser of (i) assets of the Corporation legally
available   therefor  and  (ii)  the  Available  Agritope  Dividend  Amount.



     c. DISCRETION AS TO DIVIDEND AMOUNTS. Subject to the provisions of paragraphs V.C.1.a. and V.C.1.b., the Board of Directors shall have the authority to declare and pay dividends on either class of common stock without declaring or paying a dividend on the other class, or to declare and pay dividends on both classes of common stock in equal or unequal amounts, notwithstanding the amounts available for the payment of dividends on each class of common stock, the respective voting and liquidation rights of each class of common stock, the amounts of prior dividends declared on each class or any other factor.

     d. SHARE DIVIDENDS. Subject to paragraphs V.C.1.a or V.C.1.b, as the case may be, and except as permitted by paragraphs V.C.2.a and V.C.2.b.(ii), the Board of Directors may declare and pay dividends or distributions of shares of common stock of a Group on shares of common stock or shares of Preferred Stock only as follows:
                           (i) dividends or distributions of shares of Agritope Stock (or Convertible Securities convertible into or exchangeable or exercisable for shares of Agritope Stock) may be made on shares of Agritope Stock;

                           (ii) dividends or distributions of shares of Medical Products Stock (or Convertible Securities convertible into or exchangeable or exercisable for shares of Medical Products Stock) may be made on shares of Medical Products Stock;

                           (iii) dividends or distributions of shares of Medical Products Stock may be made on shares of Agritope Stock, but only if the number of shares of Medical Products Stock to be issued is less than or equal to the number of Inter-Group Shares Issuable with respect to the Inter-Group Interest in Epitope Medical Products; and

                           (iv) dividends or distributions of shares of Agritope Stock may be made on shares of Medical Products Stock, but only if the number of shares of Agritope Stock to be so issued is less than or equal to the number of Inter-Group Shares Issuable with respect to the Inter-Group Interest in Agritope.

         2.       EXCHANGE OF STOCK.

                  Shares of common stock of each Group are subject to exchange on the terms and conditions set forth below:

                  a. OPTIONAL EXCHANGE. At any time after February 28, 1999, the Board of Directors may determine to exchange each outstanding share of a Group's stock for (i) a number of fully paid and nonassessable shares of the second Group's stock equal to (x) 115 percent of the Average Market Value of one share of the first Group's stock (the "Exchange Amount") divided by (y) the Average Market Value of one share of the second Group's stock, or (ii) cash equal to the Exchange Amount, or (iii) any combination of the Second Group's stock and cash, as determined by the Board of Directors, equal to the Exchange Amount. In each case, Average Market Value shall be calculated for the 20-Trading Day period prior to the date of the first public announcement by the Corporation of the exchange.

                  b.  MANDATORY  DIVIDEND,  REDEMPTION  OR  EXCHANGE  IN CASE OF
DISPOSITION OF ALL OR SUBSTANTIALLY ALL GROUP ASSETS. In the event of the Disposition, in one transaction or a series of related transactions, by the Corporation and/or its subsidiaries of all or substantially all the properties and assets of either Group to one or more persons, entities or groups (other than (v) in connection with the Disposition by the Corporation of its properties and assets in one transaction or a series of related transactions in connection with the dissolution, liquidation and winding up of the Corporation and the distribution of assets to shareholders as referred to in Section V.C.5, (w) in connection with the Disposition by the Corporation of all the Corporation's properties and assets in one transaction or a series of related transactions,
(x) to any person, entity or group which the Corporation, directly or indirectly, after giving effect to the Disposition, controls (as determined by the Board of Directors), (y) in connection with a Related Business Transaction or (z) in connection with the Disposition of the stock of a Group Subsidiary as contemplated by paragraph V.C.2.c), the Corporation shall, on or prior to the 85th Trading Day after the date of consummation of such Disposition (the "Group Disposition Date"), at the Corporation's election, either:

                    (i) providing that there are funds of the Corporation legally available therefor:

                  (A) subject to paragraphs V.C.1.a. and V.C.1.b., declare and pay a dividend in cash, securities (other than common stock of the Corporation) and/or other property to the holders of the outstanding shares of the Affected Group's stock, having a Fair Value as of the Group Disposition Date in the aggregate amount equal to the product of the Outstanding Interest Fraction of the Affected Group as of the record date for determining the holders entitled to receive the dividend multiplied by the Fair Value of the Net Proceeds of the Disposition; or

                  (B)(1) subject to the last sentence of this paragraph V.C.2.b, if the Disposition involves all (not merely substantially all) the properties and assets of the Affected Group, redeem as of the Redemption Date all outstanding shares of the Affected Group's stock in exchange for cash, securities (other than common stock of the Corporation) and/or other property having a Fair Value as of the Group Disposition Date in the aggregate equal to the product of the Outstanding Interest Fraction of the Affected Group as of the Redemption Date and the Net Proceeds of the Disposition; or

                  (B)(2) subject to the last sentence of this paragraph V.C.2.b, if the Disposition involves substantially all (but not all) of the properties and assets of the Affected Group, apply an aggregate amount of cash, securities (other than common stock of the Corporation) and/or other property having a Fair Value as of the Group Disposition Date in the aggregate equal to the product of the Outstanding Interest Fraction of the Affected Group as of the date shares are selected for redemption multiplied by the Fair Value of the Net Proceeds of the Disposition as of the Group Disposition Date, to the redemption of outstanding shares of the Affected Group's stock; the number of shares to be redeemed to equal the lesser of (x) the whole number of shares nearest the number determined by dividing the aggregate amount so applied to the redemption of such stock by the Average Market Value of one share of the Affected Group's stock during the 10-Trading Day period beginning on the 16th Trading Day following the Group Disposition Date and (y) the number of shares of the Affected Group's stock outstanding; or

                  (ii) exchange each outstanding share of the Affected Group's stock for a number (or fraction) of fully paid and nonassessable shares of the other Group's stock equal to 115 percent of the ratio, expressed as a decimal fraction rounded to the nearest seven decimal places, of the Average Market Value of one share of the Affected Group's stock to the Average Market Value of one share of common stock of the other group, which Average Market Values shall be determined for the 10-Trading Day period described in clause (B)(ii) of this paragraph V.C.2.b.(i).

For purposes of this paragraph V.C.2.b.:

                  (x) "substantially all the properties and assets" of a Group means a portion of the properties and assets attributed to the Group that represents at least 80 percent of the Fair Value of the properties and assets attributed to the Group as of the date of determination;

                  (y) in the case of a Disposition of properties and assets of a Group in a series of related transactions, the Disposition shall not be deemed to have been consummated until the consummation of the last of the transactions; and

                  (z) the Corporation may pay the dividend or redemption price referred to in paragraph V.C.2.b.(i). in cash, securities (other than common stock of the Corporation) and/or other property, regardless of the form or nature of the proceeds of the Disposition.


Notwithstanding the provisions of this paragraph V.C.2.b., the Corporation shall redeem stock of the Affected Group only if the amount to be paid in redemption of such stock is less than or equal to the Available Agritope Dividend Amount (with respect to Agritope Stock) or the Available Medical Products Dividend Amount (with respect to Medical Products Stock).

                  c. EXCHANGE OF COMMON STOCK FOR SUBSIDIARY STOCK. At any time at which all of the assets and liabilities attributed to a Group (and no other assets or liabilities of the Corporation) are held by one or more wholly owned, direct subsidiaries of the Corporation (each, a "Group Subsidiary") and one or more wholly or partly owned subsidiaries of such Group Subsidiaries, the Board of Directors may, provided that there are funds of the Corporation legally available therefor, exchange each outstanding share of the Group's stock for a number of fully paid and nonassessable shares of the common stock of each Group Subsidiary equal to (x) the product of the Outstanding Interest Fraction of the Affected Group multiplied by (y) the number of shares of common stock of the Group Subsidiary to be outstanding immediately following such exchange of shares (excluding shares owned before the exchange by Nonaffiliates), divided by (z) the number of shares of the Affected Group's stock outstanding.

                  d. DISTRIBUTION OF INTER-GROUP SHARES ISSUABLE. In the case of an exchange under paragraph V.C.2.a. or V.C.2.b.(ii) or a full redemption under clause (B)(1) of paragraph V.C.2.b.(i), but not a dividend under clause (A) of paragraph V.C.2.b.(i) or a partial redemption under clause (B)(2) of paragraph V.C.2.b.(i), if the Affected Group holds an Inter-Group Interest in the other Group on the date of the exchange or redemption, then in addition to the cash, securities, and/or other property to be distributed to holders of the Affected Group's stock, the Company shall issue as a dividend to such holders pro rata, on a per share basis, that number of fully paid and nonassessable shares of the other Group's stock as is equal to the product of the Outstanding Interest Fraction of the Affected Group multiplied by the number of Inter-Group Shares Issuable with respect to the Affected Group's Inter-Group Interest in the other Group. The dividend shall be paid at or before the time of distribution of the cash, other securities, and/or other property to be distributed in connection with the exchange or redemption, to holders of record as of the Exchange Date or Redemption Date.

                  e. NOTICES AND ANNOUNCEMENTS. (i) Not later than the tenth Trading Day following the consummation of a Disposition referred to in paragraph V.C.2.b., the Corporation shall announce publicly by press release (A) the Net Proceeds of the Disposition, (B) the number of outstanding shares of the Affected Group's stock, (C) the number of shares of the Affected Group's stock into or for which Convertible Securities are then convertible, exercisable or exchangeable and the conversion, exercise or exchange prices thereof; and (D) the applicable Outstanding Interest Fraction of the Affected Group as of a recent date preceding the date of such notice. Not earlier than the 26th Trading Day and not later than the 30th Trading Day following the consummation of the Disposition, the Company shall announce publicly by press release which of the actions specified in paragraphs V.C.2.b.(i) or V.C.2.b.(ii), it has irrevocably determined to take in respect of the Disposition.

                  (ii) If the Corporation determines to pay a dividend pursuant to clause (A) of paragraph V.C.2.b.(i), the Corporation shall, not later than the 30th Trading Day following the consummation of the Disposition, cause to be given to each holder of record of outstanding shares of the Affected Group's stock and to each holder of record of Convertible Securities convertible into or exercisable or exchangeable for shares of the Affected Group's stock (unless alternate provision for notice to the holders of the Convertible Securities is made pursuant to the terms of the Convertible Securities), a notice setting forth (A) the record date for determining holders entitled to receive the dividend, which shall not be earlier than the 40th Trading Day and not later than the 50th Trading Day following the consummation of the Disposition, (B) the anticipated payment date of the dividend (which shall not be more than 85 Trading Days following the consummation of the Disposition), (C) whether cash, securities and/or other property will be distributed in respect of shares of the Affected Group's stock, (D) the Net Proceeds of the Disposition, (E) the Outstanding Interest Fraction of the Affected Group as of a recent date preceding the date of the notice, (F) the number of outstanding shares of the Affected Group's stock and the number of shares of the Affected Group's stock into or for which outstanding Convertible Securities are then convertible, exercisable or exchangeable and the conversion, exercise or exchange prices thereof and (G) in the case of a notice to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities will be entitled to receive the dividend only if the holder properly converts, exercises or exchanges such Convertible Securities on or prior to the record date referred to in clause (A) of this sentence. Such notice shall be sent by first-class mail, postage prepaid, to each such holder of record as of a date on or after the Group Disposition Date at the holder's address appearing on the transfer books of the Corporation.

                  (iii) If the Corporation determines to undertake a redemption of shares of the Affected Group's stock following a Disposition of all (not merely substantially all) of the properties and assets of the Affected Group pursuant to clause (B)(1) of paragraph V.C.2.b.(i), the Corporation shall, not earlier than the 45th Trading Day and not later than the 35th Trading Day prior to the Redemption Date, cause to be given to each holder of record of outstanding shares of the Affected Group's stock and to each holder of record of Convertible Securities convertible into or exercisable or exchangeable for shares of the Affected Group's stock (unless alternate provision for notice to the holders of the Convertible Securities is made pursuant to the terms of the Convertible Securities), a notice setting forth (A) a statement that all shares of the Affected Group's stock outstanding on the Redemption Date will be redeemed, (B) the Redemption Date (which shall not be more than 85 Trading Days following the consummation of the Disposition), (C) whether cash, securities, and/or other property will be paid as the redemption price in respect of shares of the Affected Group's stock outstanding on the Redemption Date, (D) the Net Proceeds of the Disposition, (E) the Outstanding Interest Fraction of the Affected Group as of a recent date preceding the date of the notice, (F) the place or places where certificates for shares of the Affected Group's stock, properly endorsed or assigned for transfer (unless the Corporation waives such requirement), are to be surrendered, (G) the number of outstanding shares of the Affected Group's stock and the number of shares of the Affected Group's stock into or for which Convertible Securities are then convertible, exercisable or exchangeable and the conversion, exercise or exchange prices thereof, (H) in the case of a notice to holders of Convertible Securities, a statement to the effect that a holder of the Convertible Securities will be entitled to participate in the redemption only if the holder properly converts, exercises or exchanges the Convertible Securities on or prior to the Redemption Date and a statement as to what, if anything, the holder shall be entitled to receive if the holder converts, exercises or exchanges the Convertible Securities after the Redemption Date, and
(I) a statement to the effect that, except as otherwise provided in this Article V, dividends on such shares of such common stock shall cease to be paid as of the Redemption Date. Such notice shall be sent by first class mail, postage prepaid, to each holder of record as of a date on or after the Group Disposition Date at such holder's address appearing on the transfer books of the Corporation.

                  (iv) If the Corporation determines to undertake a redemption of shares of the Affected Group's stock following a Disposition of substantially all (but not all) of the properties and assets of a Group pursuant to clause
(B)(2) of paragraph V.C.2.b.(i), the Corporation shall, not later than the 30th Trading Day following the consummation of the Disposition, cause to be given to each holder of record of outstanding shares of the Affected Group's stock, and to each holder of record of Convertible Securities convertible into or exercisable or exchangeable for shares of the Affected Group's stock (unless alternate provision for notice to the holders of the Convertible Securities is made pursuant to the terms of the Convertible Securities), a notice setting forth (A) a date, not earlier than the 40th Trading Day and not later than the 50th Trading Day following the consummation of the Disposition, on which shares of the Affected Group's stock then outstanding shall be selected for redemption,
(B) the anticipated Redemption Date (which shall not be more than 85 Trading Days following the consummation of the Disposition), (C) whether cash, securities, and/or other property will be paid as the redemption price in respect of shares of the Affected Group's stock selected for redemption, (D) the Net Proceeds of the Disposition, (E) the Outstanding Interest Fraction of the Affected Group as of a recent date preceding the date of the notice, (F) the number of outstanding shares of the Affected Group's stock and the number of shares of the Affected Group's stock into or for which outstanding Convertible Securities are then convertible, exercisable or exchangeable and the conversion, exchange, or exercise prices thereof, and (G) in the case of a notice to holders of Convertible Securities, a statement to the effect that a holder of the Convertible Securities will be entitled to participate in the selection for redemption only if the holder properly converts, exercises or exchanges the Convertible Securities on or prior to the date referred to in clause (A) of this sentence and a statement as to what, if anything, the holder shall be entitled to receive if the holder converts, exercises or exchanges the Convertible Securities after that date. Such notice shall be sent by first-class mail, postage prepaid, to each holder of record as of a date on or after the Group Disposition Date at such holder's address appearing on the transfer books of the Corporation. Promptly on or following the date referred to in clause (A) of the preceding sentence, the Corporation shall cause to be given to each record holder of shares of the Affected Group's stock to be so redeemed, a notice setting forth (1) the number of shares of the Affected Group's stock held by the holder to be redeemed, (2) a statement that such shares of the Affected Group's stock will be redeemed, (3) the Redemption Date (which shall not be more than 85 Trading Days following the consummation of the Disposition), (4) the per share amount of cash, securities, and/or other property to be received by the holder with respect to each share of the Affected Group's stock to be redeemed, including details as to the calculation thereof, (5) the place or places where certificates for shares of the Affected Group's stock, properly endorsed or assigned for transfer (unless the Corporation waives the requirement), are to be surrendered, (6) if applicable, a statement to the effect that the shares being redeemed may no longer be transferred on the transfer books of the Company after the Redemption Date, and (7) a statement to the effect that, except as otherwise provided in this Article V, dividends on such shares of the Affected Group's stock will cease to be paid as of the Redemption Date. The notices referred to in the preceding sentence shall be sent by first-class mail, postage prepaid, to each such record holder at the holder's address appearing on the transfer books of the Corporation. If less than all of the outstanding shares of the Affected Group's stock are to be redeemed pursuant to clause (B)(2) of paragraph V.C.2.b.(i), the shares shall be redeemed by the Corporation pro rata among the holders of the Affected Group's stock or by such other method as may be determined by the Board of Directors to be equitable.

                  (v) In the event of any exchange pursuant to paragraph V.C.2.a., paragraph V.C.2.b.(ii), or paragraph V.C.2.c., the Corporation shall, not earlier than the 45th Trading Day and not later than the 35th Trading Day prior to the Exchange Date, cause to be given to each holder of record of outstanding shares of the Affected Group's stock and to each holder of record of Convertible Securities convertible into or exercisable or exchangeable for shares of the Affected Group's stock (unless alternate provision for notice to the holders is made pursuant to the terms of the Convertible Securities), a notice setting forth (A) a statement that all outstanding shares of the Affected Group's stock will be exchanged, (B) the Exchange Date (which shall not be more than 85 Trading Days following the consummation of the Disposition in the event of an exchange pursuant to paragraph V.C.2.b.(ii), and which shall not be more than 85 Trading Days after the date as of which Average Market Value is determined in the event of an exchange pursuant to paragraph V.C.2.a), (C) the per share number of shares of stock and, if applicable, the amount of cash to be received with respect to each share of the Affected Group's stock, including details as to the calculation thereof, (D) the place or places where certificates for shares of the Affected Group's stock properly endorsed or assigned for transfer (unless the Corporation waives the requirement) are to be surrendered for delivery of certificates for shares of such common stock, (E) the number of outstanding shares of the Affected Group's stock and the number of shares of the Affected Group's stock into or for which outstanding Convertible Securities are then convertible, exercisable or exchangeable and the conversion, exercise or exchange prices thereof, (F) a statement to the effect that, except as provided in this Article V, dividends on such shares of the Affected Group's stock will cease to be paid as of the Exchange Date, and (G) in the case of a notice to holders of Convertible Securities, a statement to the effect that a holder of the Convertible Securities will be entitled to participate in the exchange only if the holder properly converts, exercises or exchanges the Convertible Securities on or prior to the Exchange Date and a statement as to what, if anything, the holder shall be entitled to receive if the holder converts, exercises or exchanges the Convertible Securities after the Exchange Date. The notice shall be sent by first-class mail, postage prepaid, to each holder of record as of a date on or after the Group Disposition Date or date as of which Average Fair Market Value is determined, as applicable, at the holder's address appearing on the transfer books of the Corporation.

                  (vi) Neither the failure to mail any notice required by this paragraph V.C.2.e., to any particular holder of the Affected Group's stock or Convertible Securities nor any defect therein shall affect the sufficiency thereof with respect to any other holder or the validity of any exchange or redemption.

                  f. GENERAL PROVISIONS REGARDING EXCHANGE OR REDEMPTION. (i) The Corporation shall not be required to issue or deliver fractional shares of any class of capital stock or any fractional securities to any holder of any class of common stock upon any exchange, redemption, dividend or other distribution pursuant to this Section V.C.2. In connection with the determination of the number of shares of any class of capital stock that shall be issuable or the amount of securities that shall be deliverable to any holder of record upon any such exchange, redemption, dividend or other distribution (including any fractions of shares or securities), the Corporation may aggregate the number of shares of the Affected Group's stock held at the relevant time by such holder of record. If the number of shares of any class of capital stock or the amount of securities remaining to be issued or delivered to any record holder of the Affected Group's stock is a fraction, the Corporation shall, if the fraction is not issued or delivered to the holder, pay a cash adjustment in respect of the fraction in an amount equal to the Fair Value of the fraction on the fifth Trading Day prior to the date such payment is to be made (without interest).

                  (ii) No adjustments in respect of dividends shall be made upon the exchange or redemption of any shares of the Affected Group's stock; provided, however, that if the Exchange Date or the Redemption Date, as the case may be, with respect to the Affected Group's stock shall be subsequent to the record date for the payment of a dividend or other distribution thereon or with respect thereto, the holders of shares of the Affected Group's stock at the close of business on such record date shall be entitled to receive the dividend or other distribution payable on or with respect to such shares on the date set for payment of such dividend or other distribution, in each case without interest, notwithstanding the subsequent exchange or redemption of such shares.

                  (iii) Before any holder of shares of the Affected Group's stock shall be entitled to receive cash, securities, and/or other property with respect to shares of the Affected Group's stock pursuant to this Section V.C.2., the holder shall surrender at such place as the Corporation shall specify certificates for shares of the Affected Group's stock, properly endorsed or assigned for transfer (unless the Corporation waives the requirement). The Corporation shall as soon as practicable after the surrender of certificates representing shares of the Affected Group's stock deliver to the person for whose account shares of the Affected Group's stock were so surrendered, or to the nominee or nominees of that person, the cash, securities, and/or other property to which that person shall be entitled, together with any payment for fractional securities contemplated by paragraph V.C.2.f.(i). If less than all of the shares of the Affected Group's stock represented by any one certificate are to be redeemed, the Corporation shall issue and deliver a new certificate for the shares of the Affected Group's stock not redeemed. The Corporation shall not be required to register a transfer of any shares of the Affected Group's stock selected or called for redemption.

         (iv) From and after any applicable Exchange Date or Redemption Date, as the case may be, all rights of a holder of shares of the Affected Group's stock that were exchanged or redeemed shall cease except for the right, upon surrender of the certificates representing shares of the Affected Group's stock, to receive the cash, securities, and/or other property for which such shares were exchanged or redeemed, together with any payment for fractional securities and rights to dividends as provided above, in each case without interest, and the holder shall have no other or further rights in respect of the shares so exchanged or redeemed, including, but not limited to, any rights with respect to any cash, securities or other properties which are reserved or otherwise designated by the Company as being held for the satisfaction of the Company's obligations to pay or deliver any cash, securities or other property upon the conversion, exercise or exchange of any Convertible Securities outstanding as of the date of such conversion or redemption. No holder of a certificate that, immediately prior to the applicable Exchange Date or Redemption Date for the Affected Group's stock, represented shares of the Affected Group's stock shall be entitled to receive any dividend or other distribution with respect to shares of any kind of capital stock in exchange for which the Affected Group's stock was exchanged or redeemed until surrender of the holder's certificate for a certificate or certificates representing shares of that kind of capital stock. Upon surrender, there shall be paid to the holder the amount of any dividends or other distributions (without interest) which theretofore became payable with respect to a record date on or after the Exchange Date or Redemption Date, as the case may be, but that were not paid by reason of the foregoing, with respect to the number of whole shares of the kind of capital stock represented by the certificate or certificates issued upon such surrender. From and after an Exchange Date or Redemption Date, as the case may be, for any shares of the Affected Group's stock, the Corporation shall, however, be entitled to treat the certificates for shares of the Affected Group's stock that have not yet been surrendered for exchange or redemption as evidencing the ownership of the number of whole shares of the kind or kinds of capital stock for which the shares of the Affected Group's stock represented by the certificates shall have been
exchanged  or   redeemed,   notwithstanding   the  failure  to   surrender   the
certificates.

                  (v) The Corporation shall pay any and all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of any shares of capital stock and/or other securities on exchange or redemption of shares of the Affected Group's stock. The Corporation shall not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issue and delivery of any shares of capital stock and/or other securities in a name other than that in which the shares of the Affected Group's stock so exchanged or redeemed were registered and no such issue or delivery shall be made unless and until the person requesting the issue has paid to the Corporation the amount of any such tax, or has established to the satisfaction of the Corporation that the tax has been paid.

                  (vi) The date by which any notice is required to be given or any action taken by the Corporation under this Section V.C.2. may be extended by any reasonable time determined by the Board of Directors as being necessary to allow the Corporation to take action required to comply with securities or other applicable law.

                  (vii) The Board of Directors may establish such rules and requirements to facilitate the effectuation of the transactions contemplated by this Section V.C.2. as the Board of Directors shall determine to be appropriate.

                  g. EFFECT ON CONVERTIBLE SECURITIES. After any Exchange Date or Redemption Date on which all outstanding shares of a Group's stock were exchanged or redeemed, any share of the Affected Group's stock issued upon conversion, exercise or exchange of any Convertible Security issued after the Effective Date shall, immediately upon issuance pursuant to such conversion or exercise and without any notice or any other action on the part of the Corporation or its Board of Directors or the holder of such share of the Affected Group's stock, be redeemed for $.01 per share. The foregoing provisions shall not apply to the extent that equivalent or alternative adjustments are otherwise made pursuant to provisions of such Convertible Security specifically referring to an exchange or redemption under this Section V.C.2.


         3.       VOTING RIGHTS

                  a. MEDICAL PRODUCTS STOCK. The holders of Medical Products Stock, voting together with the holders of Agritope Stock as a single voting group, shall have the exclusive right to vote for the election of directors and on all matters requiring action by the shareholders or submitted to the shareholders for action, except as may be determined by the Board of Directors in establishing any series of Preferred Stock or as may otherwise be required by law or this Article V. Each share of Medical Products Stock shall entitle the holder thereof to one vote.

                  b. AGRITOPE STOCK. The holders of Agritope Stock, voting together with the holders of Medical Products Stock as a single voting group, shall have the exclusive right to vote for the election of directors and on all other matters requiring action by the shareholders or submitted to the shareholders for action, except as may be determined by the Board of Directors in establishing any series of Preferred Stock or as may otherwise be required by law or this Article V. Each share of Agritope Stock shall entitle the holder thereof to a variable number of votes (which may be more than, equal to or less than one) equal to the ratio (expressed as a decimal and rounded to the nearest seven decimal places) of the Average Market Value of one share of Agritope Stock during the 20-Trading Day period immediately preceding the record date for the matter to be acted on, to the Average Market Value of one share of Medical Products Stock during that period. If no shares of Medical Products Stock are outstanding on that record date, each share of Agritope Stock shall have one vote.


                  c. SPECIAL VOTING RIGHTS. The Corporation shall not, without approval by the holders of the affected class of common stock voting as a separate voting group at a meeting at which a quorum is present and the votes cast in favor of the proposal exceed those cast against:


                  (i) allow any proceeds from the Disposition of the properties or assets allocated to any Group represented by such class of common stock to be used in the business of the other Group without fair compensation being allocated to the Group whose properties or assets are disposed of as determined by the Board of Directors; or

                  (ii) issue, sell or otherwise distribute shares of either class of common stock without allocating the proceeds or other benefits of such issuance, sale or distribution to the Group represented by such class of common stock unless such allocation is made in respect of the reduction of an Inter-Group Interest.

         4.       APPLICATION OF THE PROVISIONS OF ARTICLE V

                  a. CERTAIN DETERMINATIONS BY THE BOARD OF DIRECTORS. The Board of Directors shall make such determinations with respect to the assets and liabilities to be attributed to the Groups, the items of income and expenses attributed to the Groups for purposes of determining the Earnings (Loss) Attributable to the Groups and the application of the provisions of this Section V.C.4. to transactions to be engaged in by the

Corporation and the powers, preferences and relative, participating, optional and other special rights of the holders of the classes of common stock of the Groups, and the qualifications and restrictions thereon, provided by this
Article V as may be or become necessary or appropriate to the exercise of such powers, preferences and relative, participating, optional and other special rights, including, without limiting the foregoing, the determinations referred to in the following paragraphs (i), (ii), (iii), and (iv) of this paragraph V.C.4.a. A record of any such determination shall be filed with the records of the actions of the Board of Directors.

                  (i) Upon any acquisition by the Corporation or its subsidiaries of any assets or business, or any assumption of liabilities, outside of the ordinary course of business of Agritope or Epitope Medical Products, as the case may be, the Board of Directors shall determine whether such assets, business and liabilities (or an interest therein) shall be for the benefit of Epitope Medical Products or Agritope or whether an interest therein shall be partly for the benefit of Epitope Medical Products and partly for the benefit of Agritope and, accordingly, shall be attributed to Epitope Medical Products or Agritope, or partly to each.

                  (ii) Upon any issuance of any shares of (x) Agritope Stock at a time when the Inter-Group Shares Issuable with respect to the Inter-Group Interest in Agritope is more than zero or (y) Medical Products Stock at a time when the Inter-Group Shares Issuable with respect to the Inter-Group Interest in Epitope Medical Products is more than zero, the Board of Directors shall determine, based on the use of the proceeds of such issuance and any other relevant factors, whether all or any part of the shares of Agritope Stock or Medical Products Stock so issued should reduce the Inter-Group Shares Issuable with respect to the applicable Inter-Group Interest, and the Inter-Group Shares Issuable with respect to the applicable Inter-Group Interest shall be adjusted accordingly.

                  (iii) Upon any issuance by the Corporation or any subsidiary thereof of any Convertible Securities that are convertible into or exchangeable or exercisable for shares of Agritope Stock or Medical Products Stock, if at the time such Convertible Securities are issued the Inter-Group Shares Issuable with respect to an Inter-Group Interest in Agritope or Epitope Medical Products, respectively, is greater than zero, the Board of Directors shall determine whether, upon conversion, exchange or exercise thereof, the issuance of shares of Agritope Stock or Medical Products Stock, as the case may be, pursuant thereto shall, in whole or in part, reduce the Inter-Group Shares Issuable with respect to the applicable Inter-Group Interest, taking into consideration the use of the proceeds of such issuance of Convertible Securities in the business of Agritope or Epitope Medical Products and any other relevant factors. The Board of Directors may subsequently change its determination if necessary on account of reductions in Inter-Group Interests other than as a result of issuance of shares upon conversion, exchange or exercise of the Convertible Securities.

                  (iv) Upon any redemption or repurchase by the Corporation or any subsidiary thereof of shares of any Preferred Stock of any class or series or of other securities or debt obligations of the Corporation, if some of such shares, other securities or debt obligations were attributed to Agritope and some of such shares, other securities or debt obligations were attributed to Epitope Medical Products, the Board of Directors shall determine which, if any, of such shares, other securities or debt obligations redeemed or repurchased shall be attributed to Agritope and which, if any, of such shares, other securities or debt obligations shall be attributed to Epitope Medical Products and, accordingly, how many of the shares of such series of Preferred Stock or of such other securities, or how much of such debt obligations, that remain outstanding, if any, continue to be attributed to Agritope or Epitope Medical Products.

                  b. CERTAIN DETERMINATIONS NOT REQUIRED. Notwithstanding the foregoing provisions of this Section V.C.4. or any other provision of this
Article V, at any time when there are not outstanding both (i) one or more shares of Agritope Stock or Convertible Securities convertible into or exchangeable or exercisable for Agritope Stock and (ii) one or more shares of Medical Products Stock or Convertible Securities convertible into or exchangeable or exercisable for Medical Products Stock, the Corporation (A) need not attribute any of the assets or liabilities of the Corporation or any of its subsidiaries to Epitope Medical Products or Agritope or any of the earnings (or any loss) of the Corporation or any of its subsidiaries to Epitope Medical Products or Agritope or (B) make any determination required in connection therewith, nor shall the Board of Directors be required (C) to make any of the determinations otherwise required by this Article V, and in such circumstances the holders of the shares of Medical Products Stocks or Agritope Stock outstanding, as the case may be, shall (unless otherwise specifically provided by this Article V) be entitled to all the voting powers, preferences, optional or other special rights of both classes of common stock without differentiation between Medical Products Stock and Agritope Stock and any provision of this
Article V to the contrary shall no longer be in effect or operative.

                  c. EFFECT OF DETERMINATIONS BY THE BOARD OF DIRECTORS. Any determinations with respect to any Group or the rights of holders of any series of common stock made by the Board of Directors of the Corporation in good faith pursuant to or in furtherance of any provision of this Article V shall be final and binding on all shareholders of the Corporation.

         5.       LIQUIDATION, DISSOLUTION OR WINDING UP

                  Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the rights of the holders of Medical Products Stock and Agritope Stock shall be as follows:


                  a. After the Corporation has satisfied or made provision for its debts and obligations and for the payment to the holders of shares of any class or series of capital stock having preferential rights to receive distributions of the net assets of the Corporation (including any accumulated and unpaid dividends), (i) the holders of Agritope Stock shall share equally, on a share for share basis, in a percentage of the funds of the Corporation remaining for distribution to its common shareholders equal to 100 percent multiplied by the average daily ratio (expressed as a decimal fraction rounded to the nearest seven decimal places) of X/Z for the 20-Trading Day period ending on the Trading Day prior to the date of the public announcement of such liquidation, dissolution or winding up, and (ii) the holders of the Medical Products Stock shall share equally, on a share for share basis, in a percentage of the funds of the Corporation remaining for distribution to its common shareholders equal to 100 percent multiplied by the average daily ratio (expressed as a decimal fraction rounded to the nearest seven decimal places) of Y/Z for such 20-Trading Day period, where X is the aggregate Market Capitalization of the Agritope Stock, Y is the aggregate Market Capitalization of the Medical Products Stock, and Z is the aggregate Market Capitalization of the Agritope Stock and the Medical Products Stock.


                  b. For the purposes of paragraph V.C.5.a., any merger or business combination involving the Corporation or any sale of all or substantially all the assets of the Corporation as a going concern shall not be treated as a liquidation, dissolution or winding up.

         6.       RANK


                  Medical Products Stock and Agritope Stock shall rank junior with respect to the payment of dividends and the distribution of assets to all series of the Corporation's Preferred Stock that specifically provide that they shall rank prior to Medical Products Stock and Agritope Stock. Nothing herein shall preclude the Board from creating any series of Preferred Stock ranking on a parity with or prior to Medical Products Stock and Agritope Stock as to the payment of dividends or the distribution of assets.


D.       NO PREEMPTIVE RIGHTS

                  No shareholder shall have any preemptive right to acquire additional shares of the Corporation, whether shares originally authorized or other shares which may subsequently be authorized.

E.       DEFINITIONS

                  As used in this Article V, the following terms shall have the following meanings (with terms defined in the singular having comparable meaning when used in the plural and vice versa), unless another definition is provided or the context otherwise requires:

          1. "AFFECTED GROUP" means the Group (a) the assets of which are the subject of a Disposition, or (b) the common stock of which will cease to be outstanding as a result of any exchange.

          2. "AGRITOPE" means, at any time, the Group representing the Corporation's interest in (a) the businesses, products, development programs or research projects of Agritope, Inc., an Oregon corporation, Andrew and Williamson Sales, Co., a California corporation, Vinifera, Inc., an Oregon corporation, and any other agricultural production or agricultural biotechnology business that may be conducted by the Corporation in the future; (b) all assets and liabilities of the Corporation (other than capital stock of a subsidiary) on such date attributed by the Board of Directors to Agritope or the businesses thereof, whether or not such assets or liabilities are or were also assets and liabilities of Agritope; (c) a proportionate undivided interest in each and every business, asset and liability attributed to Epitope Medical Products equal to the Inter-Group Interest Fraction in Epitope Medical Products as of such date; (d) all properties and assets transferred to Agritope from Epitope Medical Products (other than as described in clause (e) of this Section V.E.2) after the Effective Date pursuant to transactions in the ordinary course of business of both Agritope and Epitope Medical Products or otherwise as the Board of Directors may have directed as permitted by this Article V; (e) all properties and assets transferred to Agritope from Epitope Medical Products in connection with a reduction of the Inter-Group Shares Issuable with respect to the Inter-Group Interest in Epitope Medical Products; (f) the interest of the Corporation or any of its subsidiaries in any business or asset acquired and any liabilities assumed by the Corporation or any of its subsidiaries outside the ordinary course of business and attributed to Agritope, as determined by the Board of Directors; and (g) from and after the payment date of any dividend or other distribution with respect to shares of Medical Products Stock (other than a dividend or other distribution payable in shares of Medical Products Stock, with respect to which adjustment shall be made as provided in clause a. of the definition of "Inter-Group Shares Issuable," or payable in shares of Agritope Stock), an amount of assets or properties previously attributed to Epitope
Medical Products of the same kind as were paid in such dividend or other distribution with respect to shares of Medical Products Stock as have a Fair Value on the record date for such dividend or distribution equal to the product of (1) the Fair Value on such record date of the aggregate of such dividend or distribution multiplied by (2) a fraction the numerator of which is equal to the Inter-Group Interest Fraction in Epitope Medical Products in effect on the record date for such dividend or distribution and the denominator of which is equal to the Outstanding Interest Fraction in Epitope Medical Products in effect on the record date for such dividend or distribution; provided that whenever Epitope Medical Products receives or is deemed to include an interest in any assets or properties of Agritope, Agritope shall no longer include that interest in such assets or properties (except to the extent of any Inter-Group Interest of Agritope in Epitope Medical Products).

          3. "AVAILABLE AGRITOPE DIVIDEND AMOUNT," as of any date, means the greater of:

                  a.       the excess of

                           (i) the greater of (x) the product of the Outstanding
Interest Fraction in Agritope multiplied by the fair value on that date of the net assets of Agritope and (y) the product of the Outstanding Interest Fraction in Agritope multiplied by an amount equal to the shareholders' equity allocated to Agritope as of September 30, 1996, increased or decreased, as appropriate, to reflect, after September 30, 1996, (A) the Earnings (Loss) Attributable to Agritope, (B) any dividends or other distributions (including by reclassification or exchange) declared or paid with respect to Agritope, but excluding dividends or other distributions paid in shares of Agritope Stock or any other class of capital stock attributed to Agritope and (C) any other adjustments to the shareholders' equity of Agritope made in accordance with generally accepted accounting principles, over

                           (ii) the sum of the  aggregate  amount  that would be
needed to satisfy any preferential rights to which holders of all outstanding Preferred Stock not attributed to Epitope Medical Products are entitled upon dissolution of the Corporation, plus any amount necessary to enable Agritope to pay its debts as they become due, and

                   b. the amount legally available for the payment of dividends determined in accordance with Oregon law applied as if Agritope were a separate corporation.

          4. "AVAILABLE MEDICAL PRODUCTS DIVIDEND AMOUNT," as of any date, means the greater of:

                  a.       the excess of

                           (i) the greater of (x) the product of the Outstanding
Interest Fraction in Epitope Medical Products multiplied by the fair value on that date of the net assets of Epitope Medical Products and (y) the product of the Outstanding Interest Fraction in Epitope Medical Products multiplied by an amount equal to the shareholders' equity allocated to Epitope Medical Products as of September 30, 1996, increased or decreased, as appropriate, to reflect, after September 30, 1996, (A) the Earnings (Loss) Attributable to Epitope Medical Products, (B) any dividends or other distributions (including by reclassification or exchange) declared or paid with respect to, or repurchases or issuances of, any shares of Medical Products Stock or any other class of capital stock attributed to Epitope Medical Products, but excluding dividends or other distributions paid in shares of Medical Products Stock or in shares of any other class of capital stock attributed to Epitope Medical Products and (C) any other adjustments to the shareholders' equity of Epitope Medical Products made in accordance with generally accepted accounting principles, over

                           (ii) the sum of the  aggregate  amount  that would be
needed to satisfy any preferential rights to which holders of all outstanding Preferred Stock not attributed to Agritope are entitled upon dissolution of the Corporation, plus any amount necessary to enable Epitope Medical Products to pay its debts as they become due, and

                  b. the amount legally available for the payment of dividends determined in accordance with Oregon law applied as if Epitope Medical Products were a separate corporation.

         5. "AVERAGE MARKET VALUE" with respect to a specified period means the average of the Market Values of the specified security on each Trading Day of the period.

         6. "CONVERTIBLE SECURITIES" means any securities (including warrants and employee stock options) of the Corporation that are convertible into, that are exchangeable for or that evidence the right to purchase any shares of any class or series of common stock, whether upon conversion, exercise, or exchange, pursuant to antidilution provisions of such securities or otherwise.

         7. "DISPOSITION" means the sale, transfer, assignment or other disposition (whether by merger, consolidation, sale or contribution of assets or stock or otherwise) of any properties or assets, other than by pledge, hypothecation or grant of any security interest in such properties or assets.

         8. "DISTRIBUTION" means the initial distribution of Agritope Stock to holders of record of Epitope Common Stock on the Effective Date.

         9. "EARNINGS (LOSS) ATTRIBUTABLE" to a particular Group for any period, means the net income or loss of such Group for such period (or for the fiscal periods of the Corporation commencing prior to the Effective Date and after September 30, 1996, pro forma net income or loss of such Group as if the Effective Date were September 30, 1996) determined in accordance with generally accepted accounting principles, with all income and expenses of the Corporation being allocated between Groups in a reasonable and consistent manner in accordance with policies adopted by the Board of Directors; provided, however, that as of the end of any fiscal quarter of the Corporation, any projected tax benefit attributable to a Group that cannot be utilized by such Group to offset or reduce its allocated tax liability may be allocated to the other Group without any compensating payment or allocation.

         10. "EFFECTIVE DATE" means the date on which this Article V, as amended, shall become effective.

         11.  "EPITOPE   MEDICAL   PRODUCTS"  means,  at  any  time,  the  Group
representing the Corporation's interest in (a) the businesses, products, development programs or research projects relating to the development and marketing of diagnostic tests and related products and services for the detection of medical conditions and analytes, the devices developed and marketed under the brand names OraSure and EpiScreen, and any medical products business conducted by the Corporation in the future; (b) all assets and liabilities of the Corporation (other than capital stock of a subsidiary) on such date attributed by the Board of Directors to Epitope Medical Products or the businesses thereof, whether or not such assets or liabilities are or were also assets and liabilities of Epitope Medical Products; (c) a proportionate undivided interest in each and every business asset and liability attributed to Agritope equal to the Inter-Group Interest in Agritope as of such date; (d) all properties and assets transferred to Epitope Medical Products from Agritope (other than as described in clause (e) of this Section V.E.11) after the Effective Date pursuant to transactions in the ordinary course of business of both Epitope Medical Products and Agritope or otherwise as the Board of Directors may have directed as permitted by this
Article V; (e) all properties and assets transferred to Epitope Medical Products from Agritope in connection with a reduction of the Inter-Group Shares issuable with respect to the Inter-Group Interest in Agritope; (f) the interest of the Corporation or any of its subsidiaries in any business or asset acquired and any liabilities assumed by the Corporation or any of its subsidiaries outside of the ordinary course of business and attributed to Epitope Medical Products, as determined by the Board of Directors; and (g) from and after the payment date of any dividend or other distribution with respect to shares of Agritope Stock (other than a dividend or other distribution payable in shares of Agritope Stock, with respect to which adjustment shall be made as provided in clause a. of the definition of "Inter-Group Shares Issuable," or payable in shares of Medical Products Stock), an amount of assets or properties previously attributed to Agritope of the same kind as were paid in such dividend or other distribution with respect to shares of Agritope Stock as have a Fair Value on the record date for such dividend or distribution equal to the product of (1) the Fair Value on such record date of the aggregate of such dividend or distribution multiplied by
(2) a fraction the numerator of which is equal to the Inter-Group Interest Fraction in Agritope in effect on the record date for such dividend or distribution and the denominator of which is equal to the Outstanding Interest Fraction in Agritope in effect on the record date for such dividend or distribution; provided that whenever Agritope receives or is deemed to include any interest in any assets or properties of Epitope Medical Products, Epitope Medical Products shall no longer include that interest in such assets or properties (except to the extent of any Inter-Group Interest of Epitope Medical Products in Agritope).

         12. "EXCHANGE AMOUNT" has the meaning given in paragraph V.C.2.a.

         13. "EXCHANGE DATE" means the date, if any, fixed for the exchange of shares of a class of capital stock as set forth in a notice to holders of such capital stock in accordance with the provisions of this Article V.

         14. "FAIR VALUE" means, in the case of equity securities or debt securities of a class that has previously been Publicly Traded for a period of at least 15 months, the Market Value thereof (if such value, as so defined, can be determined) or, in the case of an equity security or debt security that has not been Publicly Traded for at least such period, the fair value per share of stock or per other unit of such other security, on a fully distributed basis, as determined in the good faith judgment of the Board of Directors; and in the case of property other than securities, the value determined in the good faith judgment of the Board of Directors. Any such determination of Fair Value shall be described in a statement filed with the records of the actions of the Board of Directors.

         15. "GROUP" means Epitope Medical Products or Agritope.

         16. "GROUP'S STOCK" and words of similar import mean Agritope Stock with respect to Agritope and Medical Products Stock with respect to Epitope Medical Products.

         17.  "GROUP  DISPOSITION  DATE"  has the  meaning  given  in  paragraph
V.C.2.b.

         18. "GROUP SUBSIDIARY" has the meaning given in paragraph V.C.2.c.

         19. "INTER-GROUP INTEREST" means the interest of one Group in the equity value of the Company attributable to the other Group.

         20. "INTER-GROUP INTEREST FRACTION" as of any date means a fraction the numerator of which is the number of Inter-Group Shares Issuable with respect to the Inter-Group Interest in a Group as of such date and the denominator of which is the sum of (a) such number plus (b) the aggregate number of outstanding shares of such Group's stock as of such date.

         21. "INTER-GROUP SHARES ISSUABLE" with respect to an Inter-Group Interest shall as of the Effective Date be zero; provided, however, that such number shall from time to time thereafter be:

         a. adjusted, if before such adjustment greater than zero, as determined by the Board of Directors to be appropriate, to reflect equitably any subdivision (by stock split or otherwise) or combination (by reverse stock split or otherwise) of Agritope Stock or Medical Products Stock, as the case may be, or any dividend or other distribution of shares of Agritope Stock or Medical Products Stock or any reclassification of Agritope Stock or Medical Products Stock, as the case may be;

         b. with respect to an Inter-Group Interest in Agritope, decreased (but to not less than zero) by action of the Board of Directors by (i) the number of shares of Agritope Stock issued or sold by the Corporation that the Board of Directors has determined should reduce the Inter-Group Shares Issuable with respect to the Inter-Group Interest in Agritope, (ii) the number of shares of Agritope Stock issued by the Corporation as a dividend or other distribution (including in connection with any reclassification or exchange of shares) to holders of Medical Products Stock, (iii) the number of shares of Agritope Stock issued upon the conversion, exchange or exercise of any Convertible Securities issued by the Corporation as a dividend or other distribution (including in connection with any reclassification or exchange of shares) to holders of Medical Products Stock, or (iv) the number (rounded, if necessary, to the nearest whole number) equal to the quotient of (A) the aggregate Fair Value, as of the date of transfer, of properties or assets (including cash) transferred from Agritope to Epitope Medical Products in consideration of a reduction in the Inter-Group Shares Issuable with respect to the InterGroup Interest in Agritope, divided by (B) the Average Market Value of one share of Agritope Stock calculated during the 20-Trading Day period preceding the date of such transfer;

         c. with respect to an Inter-Group Interest in Epitope Medical Products, decreased (but to not less than zero) by action of the Board of Directors by (i) the number of shares of Medical Products Stock issued or sold by the Corporation that the Board of Directors has determined should reduce the Inter-Group Shares Issuable with respect to the Inter-Group Interest in Epitope Medical Products,
(ii) the number of shares of Medical Products Stock issued by the Corporation as a dividend or other distribution (including in connection with any reclassification or exchange of shares) to holders of Agritope Stock, (iii) the number of shares of Medical Products Stock issued upon the conversion, exchange or exercise of any Convertible Securities issued by the Corporation as a dividend or other distribution (including in connection with any reclassification or exchange of shares) to holders of Agritope Stock, or (iv) the number (rounded, if necessary, to the nearest whole number) equal to the quotient of (A) the aggregate Fair Value, as of the date of transfer, of properties or assets (including cash) transferred from Epitope Medical Products to Agritope in consideration of a reduction in the Inter-Group Shares Issuable with respect to the Inter-Group Interest in Epitope Medical Products, divided by
(B) the Average Market Value of one share of Medical Products Stock calculated during the 20-Trading Day period preceding the date of such transfer;

         d. with respect to an  Inter-Group  Interest in Agritope,  increased by
(i) the number of outstanding shares of Agritope Stock repurchased by the Corporation for consideration that is attributed to Epitope Medical Products pursuant to this Article V and (ii) the number (rounded, if necessary, to the nearest whole number) equal to the quotient of (A) the Fair Value of properties or assets (including cash) transferred from Epitope Medical Products to Agritope in consideration of an increase in the Inter-Group Shares Issuable with respect to the Inter-Group Interest in Agritope, divided by (B) the Average Market Value of one share of Agritope Stock calculated during the 20-Trading Day period preceding the date of such transfer; and

         e. with respect to an Inter-Group Interest in Epitope Medical Products, increased by (i) the number of outstanding shares of Medical Products Stock repurchased by the Corporation for consideration that is attributed to Agritope pursuant to this Article V and (ii) the number (rounded, if necessary, to the nearest whole number) equal to the quotient of (A) the Fair Value of properties or assets (including cash) transferred from Agritope to Epitope Medical Products in consideration of an increase in the Inter-Group Shares Issuable with respect to the Inter-Group Interest in Epitope Medical Products, divided by (B) the Average Market Value of one share of Medical Products Stock calculated during the 20-Trading Day period preceding the date of such contribution.

         22. "MARKET CAPITALIZATION" of any class or series of capital stock of the Corporation on any day means the product of (a) the Market Value of one share of such class or series on that day and (b) the number of shares of such class or series outstanding on that day.

         23. "MARKET VALUE" of any class of capital stock of the Corporation on any day means the average of the high and low reported sales prices, regular way, of a share of such class on such day (if such day is a Trading Day, and if such day is not a Trading Day, on the Trading Day immediately preceding such day) or, in case no such reported sale takes place on such Trading Day, the average of the reported closing bid and asked prices, regular way, of a share of such class on such Trading Day, in either case on the national market tier of The Nasdaq Stock Market or, if not traded thereon, on the principal national securities exchange on which shares of such class are traded (which shall be the exchange on which the greater number of shares of such class are traded on such day), or if the shares of such class are not quoted on the national market tier of The Nasdaq Stock Market or any national securities exchange on such Trading Day, the average of the closing bid and asked prices of a share of such class in the over-the-counter market on such Trading Day as furnished by any New York Stock Exchange member firm selected from time to time by the Corporation, or if such closing bid and asked prices are not made available by any such New York Stock Exchange member firm on such Trading Day, the market value of a share of such class as determined by the Board of Directors; provided that for purposes of determining the Market Value of a share of any class of capital stock for any period (a) the "Market Value" of any share of any class on any day prior to the "ex-dividend" date or any similar date for any dividend or distribution paid or to be paid with respect to such class of capital stock shall be reduced by the Fair Value of the per share amount of such dividend or distribution as determined by the Board of Directors and (b) the "Market Value" of any share of any class on any day prior to (i) the effective date of any subdivision (by stock split or otherwise) or combination (by reverse stock split or otherwise) of outstanding shares of such class of capital stock or (ii) any "ex-dividend" date or any similar date for any dividend or distribution with respect to any such class of capital stock shall be appropriately adjusted, as determined by the Board of Directors, to reflect such subdivision, combination, dividend or distribution.

         24. "NET PROCEEDS" as of any date, with respect to any Disposition of any of the properties and assets of a Group, means an amount, if any, equal to the gross proceeds of such Disposition after any payment of, or reasonable provision, as determined by the Board of Directors, for, (a) any taxes payable by the Corporation in respect of such Disposition or in respect of any resulting dividend or redemption pursuant to paragraph V.C.2.b.(i). (or which would have been payable but for the utilization of tax benefits attributable to the other Group), (b) any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses and (c) any liabilities and other obligations (contingent or otherwise) of, or attributed to, the Group, including, without limitation, any indemnity or guarantee obligations incurred in connection with the Disposition or any liabilities for future purchase price adjustments and any preferential amounts plus any accumulated and unpaid dividends and other obligations in respect of Preferred Stock attributed to the Group. For purposes of this definition, any properties and assets of the Group remaining after such Disposition shall constitute "reasonable provision" for such amount of taxes, costs and liabilities (contingent or otherwise) as the Board of Directors determines can be expected to be supported by such properties and assets.

         25. "NONAFFILIATES" means individuals and entities that do not control, that are not controlled by, and that are not under common control with, the Corporation, as determined by the Board of Directors.

         26. "OUTSTANDING INTEREST FRACTION" as of any date means a fraction the numerator of which shall be the aggregate number of shares of a Group's stock outstanding on such date and the denominator of which shall be the sum of (a) such number plus (b) the number of Inter-Group Shares Issuable with respect to an Inter-Group Interest in such Group as of such date.

         27. "PUBLICLY TRADED" with respect to any security means (a) registered under Section 12 of the Securities Exchange Act of 1934, as amended (or any successor provision of law), and (b) listed on any national securities exchange registered under Section 7 of the Securities Exchange Act of 1934, as amended (or any successor provision of law), or quoted in The Nasdaq Stock Market (or any successor system).

         28. "REDEMPTION DATE" means the date fixed by the Board of Directors as the effective date for a redemption of shares of any class of common stock as set forth in a notice to holders thereof required pursuant to this Article V.

         29. "RELATED BUSINESS TRANSACTION" means any Disposition of all or substantially all of the properties and assets of a Group in a transaction or series of related transactions in which the Corporation receives as proceeds of such Disposition primarily equity securities (including, without limitation, capital stock, convertible securities, partnership or limited partnership interests and other types of equity securities, without regard to the voting power or contractual or other management or governance rights related to such equity securities) of the purchaser or acquiror of such assets and properties of the Group, any entity which succeeds (by merger, formation of a joint venture enterprise or otherwise) to such assets and properties of the Group or a third party issuer, which purchaser, acquiror or other issuer is engaged or proposes to engage primarily in one or more businesses similar or complementary to the business conducted by the Group prior to such Disposition, as determined in good faith by the Board of Directors.

         30. "TRADING DAY" means each weekday other than any day on which any relevant class of common stock is not traded on any national securities exchange or The Nasdaq Stock Market or in the over-the-counter market.

                                                                       Annex III
                                   THE COMPANY

                             DESCRIPTION OF BUSINESS


         Epitope, Inc. ("Epitope" or the "Company"), is an Oregon corporation incorporated in 1981. Its Epitope Medical Products group ("Epitope Medical Products") develops and markets oral specimen collection kits and related diagnostic tests for the detection of the Human Immunodeficiency Virus ("HIV"), the cause of Acquired Immune Deficiency Syndrome ("AIDS"), and for the detection of other medical conditions and analytes. Epitope Medical Products' oral specimen HIV testing system is marketed by the Company under the name EpiScreen(TM) and by SmithKline Beecham plc ("SB") under the name OraSure(R). The Company's Agritope group ("Agritope") historically has focused its efforts on the development of novel agricultural products using plant genetic engineering and other modern methods. Through its acquisition of Andrew and Williamson Sales, Co. ("A&W") on December 12, 1996 and its majority ownership of Vinifera, Inc. ("Vinifera"), Agritope now conducts operations in each step of the production and distribution chain for a broad range of fruits, vegetables and plants and has an established infrastructure that will facilitate commercialization of the Company's genetically engineered agricultural products.

                            EPITOPE MEDICAL PRODUCTS

         Epitope Medical Products' lead product, a patented collection device used as part of an oral fluid diagnostic system ("EpiScreen/OraSure"), is designed for use in the detection of HIV and other medical conditions and analytes. The Company markets the device under the brand name EpiScreen in the United States for use in screening life insurance applicants, and in certain foreign countries for use in professional markets. In February 1995, the Company entered into a Development, License and Supply Agreement with SB, under which SB is marketing the device in the U.S. and certain foreign countries as part of an integrated test system to physicians, hospitals and other healthcare professionals under the brand name OraSure. Subject to obtaining required regulatory approvals, the Company intends to market the system for over-the-counter sale through SB in the United States and through SB or other distributors in international markets.

         The EpiScreen/OraSure device consists of a small, treated cotton-fiber pad on a nylon handle that is placed in the patient's mouth for two minutes. The device collects oral mucosal transudate ("OMT"), a serum-derived fluid that, unlike saliva, contains high concentrations of HIV antibodies in people infected with the virus. As a result, OMT testing is a highly accurate method for detecting HIV infection. Because EpiScreen/OraSure uses a noninvasive, needle-free collection method, the Company believes that oral fluid testing has several significant advantages over blood-based testing systems for both healthcare professionals and patients.

         Epitope Medical Products also markets HIV-1 Western blot confirmatory test kits used to confirm positive results of initial screening tests for HIV-1 infection. Its OraSure HIV-1 Western blot confirmatory test kit is used in conjunction with oral-fluid based screening tests, while its EPIBlot(R) HIV-1 Western blot confirmatory test kit is used in conjunction with blood-based screening tests. The kits are distributed worldwide under an exclusive agreement with Organon Teknika Corporation ("Organon Teknika"), a member of the Akzo Pharma group of Akzo Nobel, NV.


         The EpiScreen/OraSure HIV-1 device and the OraSure HIV-1 Western blot and EPIBlot confirmatory tests have all received clearance from the U.S. Food and Drug Administration ("FDA") for sale to professional markets in the United States.

BACKGROUND

         Acquired Immune Deficiency Syndrome is caused by the Human Immunodeficiency Virus. HIV attacks the immune system, slowly weakening the body's ability to ward off infection and certain forms of cancer. When these complications develop, the HIV infection has progressed to clinically diagnosed AIDS. HIV is spread through sexual contact, blood transfusions, the sharing of intravenous needles, accidental needle sticks, or contact between

                                     III - 1
a mother and her child during gestation, childbirth, or breast-feeding. There is currently no known cure for HIV/AIDS. However, the recent introduction of a new class of anti-HIV drugs called protease inhibitors, when used in combination with nucleoside analogs (e.g., AZT), has shown promising results in slowing progress of the disease. Clinical studies have demonstrated that the early detection and treatment of HIV can help to curb the effects of the disease and significantly prolong the life of the patient. Other studies have shown that treatment with AZT of an HIV-infected pregnant woman may prevent the transmission of HIV from the mother to her child.

         According to the World Health Organization ("WHO"), an estimated 24 million adults and 1.5 million children have been infected with HIV worldwide, and approximately 10,000 new infections occur each day. WHO also estimates that over 6 million cases of AIDS have occurred worldwide to date. In North America, an estimated 1.3 million people have been infected with HIV. AIDS is currently the leading cause of death for Americans between the ages of 25 and 44. It is estimated that approximately 800,000 people in the United States are living with the HIV virus. According to the Centers for Disease Control and Prevention ("CDC"), total federal funding budgeted for HIV/AIDS in 1995 was over $2.7 billion.

         Based on industry estimates, the Company believes that approximately 60 million HIV tests were performed in the U.S. in 1995. Of these tests, approximately 30 million were performed in connection with blood donor screening, 20 million were performed in healthcare settings such as hospitals and clinics, 5 million were performed in connection with life insurance applications, and the balance were performed by public health departments and the military. Currently, substantially all HIV tests are performed by testing a patient's blood. There are a number of blood tests for HIV, the most common of which is the enzyme-linked immunosorbent assay ("ELISA"). In order to reduce the possibility that an individual without HIV will be diagnosed as having the virus (a false positive), most countries require the retesting of the blood sample using a second, more specific test to confirm an initial positive test result. The most commonly used confirmatory test is the Western blot.

         The Company believes that blood testing has a number of disadvantages which increase healthcare costs and patient inconvenience, pose a risk of infection to healthcare professionals and make testing uneconomic or unavailable in certain applications or settings. The disadvantages of blood testing include:

         RISK OF HIV INFECTION. Blood tests involve the use of needles or lancets to obtain blood from the patient. Healthcare professionals collecting blood risk contracting HIV if accidentally stuck by the needle or lancet used to obtain blood from an infected patient.

         LIMITED ACCESS. Because blood must be collected by trained professionals, its collection is often difficult or prohibitively expensive in certain settings. For example, community-based outreach programs, homeless shelters, rural communities, and other remote settings often lack healthcare professionals trained in blood collection.
As a result, blood testing may not be available in some of these settings.

         HIGHER OVERALL COST. The cost of collecting a blood specimen represents a significant component of the total cost of HIV testing. Furthermore, when a healthcare professional must travel to the subject's office or home to collect a blood sample, as is often the case with life insurance applicant testing, the cost of collecting the blood specimen is substantially increased.

         PATIENT DISCOMFORT. Blood tests require the use of needles or lancets that are uncomfortable for patients. In addition, patients with small or damaged veins, such as intravenous drug users, the elderly and young children, may require multiple needle sticks in order to obtain an adequate blood sample.

EPITOPE ORAL SPECIMEN COLLECTION TECHNOLOGY


         In order to address the significant drawbacks associated with blood-based tests, Epitope developed and patented a device to collect oral fluid instead of blood. The EpiScreen/OraSure device, shaped like a small toothbrush, consists of a cotton-fiber pad treated with a proprietary salt solution. The pad, which is mounted on a nylon handle, is placed in the patient's mouth between the lower cheek and gum for two minutes. The pad collects oral mucosal transudate, a serum-derived fluid that, unlike saliva, contains high concentrations of antibodies.

                                     III - 2

OMT contains approximately four times the amount of antibodies found in ordinary whole saliva. Following collection, the pad is sealed in a specimen vial containing a proprietary preservative solution. The treated pad enhances the collection, and the preservative solution enhances the stabilization, of antibodies and other analytes originating from the oral mucosae. The specimen in the vial is stable for three weeks at room temperature, although in most cases laboratory testing takes place within one to three days. See "Epitope, Inc.--Patents and Proprietary Information."


         A schematic representation of the oral fluid collection procedure is shown below.

         [Graphic material demonstrating specimen collection procedure, containing illustrations and the following captions:

                  Peel open package.
                  Place pad between lower cheek and gum. Rub back and forth until moist. Keep the pad in place for 2 minutes (maximum 5 minutes) while timing.
                  Open vial in upright position.
                  Insert pad to bottom of vial.
                  Break the pad handle by snapping it against the side of the vial.
                  Replace the cap with a snap.]

PRODUCTS


     EPISCREEN/ORASURE. In December 1994, the Company received clearance from the FDA to sell EpiScreen/OraSure to professional markets for the ELISA screening of HIV-1 antibodies. The device is marketed directly by the Company under the trade name EpiScreen for use by the U.S. life insurance industry and in certain international markets, and is marketed by SB under the trade name OraSure to healthcare professionals in the United States and a number of other countries. See "Epitope Medical Products--Marketing."


         The EpiScreen/OraSure oral specimen collection and HIV-1 testing system is easily administered and involves three steps: (i) collection of an oral specimen using the EpiScreen/OraSure collection device, (ii) ELISA screening of the specimen for HIV antibodies at a laboratory, and (iii) laboratory confirmation of positive screening test results with the FDA-cleared OraSure Western blot kit. A trained healthcare professional then conveys test results and provides appropriate counseling to the patient.


         The EpiScreen/OraSure HIV-1 testing system represents a highly accurate alternative to traditional blood tests. In clinical trials, EpiScreen/OraSure provided the correct result or triggered appropriate follow-up testing in 3,569 out of 3,570 cases (99.97 percent). The Company believes EpiScreen/OraSure has several advantages over blood tests, as outlined in the following table.



Feature                                     Blood Test                                       EpiScreen/OraSure

Safety                                      Poses risk of HIV                                Eliminates risk of
                                            infection through                                needle-stick accidents
                                            accidental needle sticks

Invasiveness                                Requires use of a                                Uses noninvasive
                                            needle or lancet                                 collection technique

Ease of use                                 Requires blood                                   Sample collection
                                            collection by a                                  requires minimal
                                            trained healthcare                               training
                                            professional


                                     III - 3




Portability                                 Generally performed in                           Can be used rapidly and
                                            a physician's office                             efficiently in almost
                                            or other healthcare                              any setting
                                            setting

Cost                                        Requires a nurse or                              Eliminates the need for
                                            other trained healthcare                         and costs associated
                                            professional                                     with a trained
                                                                                             healthcare professional

         Oral-based and Serum-based Western Blot Confirmatory Tests. Epitope Medical Products has also developed, and in June 1996 received FDA clearance to market, an oral-based HIV-1 Western blot confirmatory test. This test uses the original oral specimen to confirm positive results of initial EpiScreen/OraSure HIV-1 ELISA screening tests. Epitope Medical Products has also marketed EPIblot, a serum-based Western blot HIV-1 confirmatory test kit since 1987. The kit is used to confirm the positive results of initial blood-based screening tests for HIV-1 infection.

MARKETS


         INSURANCE INDUSTRY. Epitope Medical Products believes there is a significant need in the life insurance industry for an easy-to-administer, noninvasive and cost-effective HIV testing system such as EpiScreen. In the United States, approximately 5 million HIV tests were administered in 1995 by the life insurance industry in connection with the issuance of new policies. In addition, data from the American Council of Life Insurance and the Health Insurance Association of America indicate that over $1.5 billion in AIDS-related death benefits were paid in 1994. The organizations also cautioned that, due to difficulty in identifying all AIDS-related claims, the data may significantly understate the financial impact of AIDS on the insurance industry.

         Current HIV testing of life insurance applicants involves the use of a paramedic or other trained healthcare professional to obtain a blood sample. The cost to the insurance company for an HIV test includes the cost of the paramedic as well as the cost of the collection kit and laboratory testing services. These costs average approximately $55 to $70, of which $35 to $50 is the cost of the paramedic. As a result, insurance companies have generally limited HIV testing to policies with face amounts of $100,000 or more. Based on industry statistics, Epitope Medical Products estimates that in 1994 over 9 million policies were issued for face amounts of less than $100,000, representing 68 percent of all policies issued. Epitope Medical Products believes that the use of EpiScreen can significantly reduce the cost of HIV testing to the insurance industry because collection of an oral fluid specimen can be performed by insurance agents or other persons without professional medical training, eliminating the cost of the paramedic and making testing at policy levels below $100,000 a cost-effective practice. Moreover, the Company believes that insurance companies may adopt EpiScreen for use in connection with applications for insurance policies with face amounts at and above $100,000.


         Epitope Medical Products also believes that the use of EpiScreen will allow the insurance industry to address "anti-selection." Anti-selection occurs when an individual who knows that he or she is infected with HIV intentionally applies for one or more life insurance policies that do not entail HIV testing. Epitope Medical Products believes that the availability of two recently approved over-the-counter ("OTC") HIV blood tests may increase the incidence of anti-selection. By allowing insurance companies to lower the policy level at which HIV testing is cost-effective, the use of EpiScreen may allow insurance companies to reduce their exposure to losses from anti-selection and thereby to lower overall claims costs.

         An additional advantage of the EpiScreen testing system is that the oral specimen used for HIV testing can also be used to identify smokers and users of cocaine. Cotinine, a metabolite of nicotine, can be detected using OraSure/EpiScreen. The FDA has advised Epitope Medical Products that EpiScreen may be used for cocaine testing for the purpose of life insurance risk assessment while a 510(k) notice is undergoing final review, and may be used for cotinine testing generally. In a presentation at the 105th annual meeting of The American Academy of Insurance Medicine, a major life insurance company reported results of the use of the EpiScreen testing system in Canada and

                                     III - 4
in the Bahamas from 1992 to 1995. The life insurance company reported that agent collection reduced its testing costs by $65 per application. During the four-year study period, the insurer found that it saved $1.7 million by using EpiScreen for HIV and cocaine testing. In addition, the life insurance company determined that it realized $1.6 million in increased premiums as a result of identifying smokers who claimed on their applications that they were nonsmokers.

         PHYSICIAN AND CLINICAL MARKET. Through SB, Epitope Medical Products is marketing its oral HIV testing system to the physician, hospital and other professional healthcare provider markets under the brand name OraSure. OraSure is now offered to physicians and hospitals in the United States by over 3,300 sales representatives in the SB distribution network. In connection with the introduction of OraSure to the physician community in August 1996, SB created the OraSure Confidential Testing Network, a nationwide network for consumers to identify doctors in their area who offer confidential HIV testing with OraSure. The Network is accessible to consumers through a toll-free number (1-800-OraSure) and on the Internet (www.OraSure.com). The SB product launch was accompanied by an advertising campaign featuring two-page spreads in major medical professional publications. The OraSure brand was also a major sponsor of the 1996 AIDS Candlelight March in Washington, D.C., conducted in connection with the display of the National AIDS Quilts.

         OTC MARKET. A recent study published in the New England Journal of Medicine reported that 44 percent of Americans age 18 to 24 and 33 percent of Americans age 25 to 44 were "very or somewhat likely" to purchase over-the-counter home-collection HIV tests. According to the United States Census Bureau, as of July 1996 there were 24.7 million Americans in the 18 to 24 age group and 83.7 million in the 25 to 44 age group. Thus, based on the study, the number of people "very or somewhat likely" to purchase OTC home-collection HIV tests in the U.S. exceeds 35 million individuals.

         Epitope Medical Products and SB are currently conducting clinical trials to support an application for FDA clearance to market OraSure as a home collection testing system. If FDA clearance is obtained, Epitope Medical Products and SB plan to market the OraSure device for OTC sale as part of an integrated system including laboratory testing and counseling. Epitope Medical Products believes the noninvasiveness and ease of use of OraSure represent significant benefits to the home user over traditional blood-based methods. There can be no assurance that Epitope Medical Products will receive FDA clearance to market OraSure to the OTC market on a timely basis, if at all. See "Description of Business--Epitope Medical Products--Government Regulation."

         If Epitope Medical Products receives FDA clearance of the OraSure home collection system, a consumer could purchase OraSure at retail outlets such as pharmacies, drug stores, and other commercial facilities or through a mail order program. The consumer would collect the specimen and mail it in a postage prepaid envelope to an SB laboratory for testing. The consumer would obtain his or her test results and counseling by calling a toll-free number and providing a confidential identification number included with the test. SB has established an arrangement under which the American Social Health Association ("ASHA") would provide test results and counseling to the caller. ASHA is the leading provider of AIDS counseling services in the United States, handling over 4,000 calls per day on the National AIDS Hotline.

         INTERNATIONAL. In light of the worldwide scope of the HIV epidemic, Epitope Medical Products believes there are significant opportunities for sale of EpiScreen/OraSure in international markets. Epitope Medical Products believes that the ease of use, portability, increased safety and lower cost of oral fluid testing will provide significant advantages over blood tests in international markets. Epitope Medical Products has initiated an international marketing program that offers a complete EpiScreen testing system. The program features direct assistance to distributors in establishing EpiScreen programs that include laboratory services, cooperation from screening test manufacturers, and provision of Western blot confirmatory kits in each country. Epitope is currently marketing EpiScreen to distributors in Canada, Thailand, Argentina and South Africa for use in professional markets. SB also markets OraSure to the professional market in several Latin American and African countries and the European Community through its network of distributors. See "Epitope Medical Products--Marketing."


                                     III - 5

PRODUCTS UNDER DEVELOPMENT

         EPISCREEN/ORASURE. Oral mucosal transudate contains many constituents found in blood serum. Because of this feature, the Company believes EpiScreen/OraSure is a platform technology with a wide variety of potential applications beyond HIV testing. For example, the EpiScreen/OraSure device may be useful for the diagnosis of a variety of infectious diseases in addition to HIV, such as viral hepatitis and a number of childhood diseases. The Company recently applied for regulatory clearance in Canada to market EpiScreen for the detection of measles, mumps and rubella. In addition, the Company believes that the use of oral specimens may allow physicians to diagnose diseases more readily in children without subjecting them to the discomfort of drawing a blood sample, thereby increasing the frequency of testing for diseases.

         The Company believes the EpiScreen/OraSure device also has potential application in the detection of drugs of abuse, such as cocaine. A 510(k) notification for this use is currently undergoing FDA review and, if approved, will allow Epitope Medical Products to market EpiScreen/OraSure to professional markets in addition to the life insurance industry. Under an agreement with STC Technologies, Inc., Epitope Medical Products is conducting U.S. clinical trials for other drugs of abuse. Physicians may also find the device useful for monitoring levels and adjusting dosages of therapeutic drugs, such as those that are toxic at levels only slightly above the level at which they are effective. Monitoring of these drugs currently requires frequent blood tests to determine drug concentration. The Company believes oral fluid testing would eliminate the discomfort and inconvenience associated with this frequent blood testing.


         ORAQUICK. Epitope Medical Products is currently developing OraQuick(R) HIV, a one-step, rapid-format oral fluid testing system designed to provide test results within ten minutes. Epitope Medical Products believes that OraQuick has significant potential as a rapid laboratory-based HIV test and as an OTC home-based HIV test. Epitope Medical Products has substantially completed a prototype of OraQuick HIV. Like EpiScreen/OraSure, OraQuick is a platform technology with a variety of potential applications in addition to HIV testing. Modifications of the basic OraQuick technology may allow use of this approach for detection of antibodies against the ulcer-causing bacterium Helicobacter pylori, as well as for a variety of infectious diseases such as syphilis, viral hepatitis, and childhood infections. There can be no assurance that Epitope Medical Products will complete development of any of these products or, in the event of successful development, will receive applicable regulatory clearances or will profitably market the products.


MARKETING

         LIFE INSURANCE INDUSTRY. Epitope Medical Products currently markets its EpiScreen device for use in screening life insurance applicants for HIV, cocaine, and nicotine. The Company maintains a six-member direct sales force that markets and sells EpiScreen to the main insurance testing laboratories in the United States and Canada. The major laboratories currently using the EpiScreen device include LabOne, Inc., Osborn Laboratories, Clinical Reference Laboratory, Inc. and GIB Laboratories. Epitope Medical Products also markets the use of EpiScreen directly to life insurance companies.

         U.S. PROFESSIONAL AND OTC. In February 1995, Epitope Medical Products entered into a Development, License and Supply Agreement with SB (the "Agreement") for the OraSure HIV-1 oral specimen collection device and certain future diagnostic products. Under the Agreement, SB will sell the OraSure device to the professional markets in the United States. In addition, if and when regulatory clearance is received, SB will market the OraSure device to the U.S. OTC market. SB paid Epitope Medical Products a one-time license fee of $5 million for the rights granted under the Agreement.

         The Agreement provides that SB generally has responsibility for advertising, promotion, distribution, and regulatory approval expenses in its markets. Epitope Medical Products will manufacture the OraSure devices for sale to SB at predetermined transfer prices and will receive certain royalties on SB product sales. A portion of SB's costs in obtaining and maintaining regulatory approvals will be credited against royalties payable to Epitope Medical Products.


                                     III - 6

         The Agreement permits SB to fund Epitope Medical Products' ongoing development of diagnostic products and technology for its term, which lasts for a minimum of 15 years, subject to earlier termination on 60 days' notice if SB elects to stop marketing the products in all markets. SB has the option to market those products developed with SB funding, which Epitope will initially manufacture for agreed-upon prices and royalties.


         INTERNATIONAL. Epitope Medical Products also employs a direct sales force for the marketing and sale of EpiScreen in certain international markets. The Company complements its direct sales efforts through the use of selected international distributors who have the expertise and capabilities appropriate for marketing EpiScreen. In addition, under the terms of the SB Agreement, SB will act as exclusive director of the OraSure HIV-1 oral specimen collection device in the professional markets in certain African countries. Epitope Medical Products has retained all rights to distribute products in markets other than those reserved to SB.


         WESTERN BLOT DISTRIBUTION. Epitope Medical Products has entered into supply and distribution agreements with Organon Teknika Corporation, a member of the Pharma Division of Akzo Nobel, NV, an international chemical and pharmaceutical manufacturer based in Arnhem, The Netherlands. The supply agreement provides that Organon Teknika will supply the HIV-1 antigen used to manufacture Western blot confirmatory test kits. The distribution agreement grants Organon Teknika the exclusive right to purchase Western blot confirmatory test kits from Epitope Medical Products and to market them worldwide. Epitope Medical Products and Organon Teknika are negotiating terms for continuing the supply and distribution arrangement after the existing agreements expire on March 31, 1997.


MANUFACTURING

         Epitope Medical Products manufactures Western blot confirmatory tests at the Company's Beaverton, Oregon, facility. The Western blot operation is presently producing current requirements with a one shift operating schedule. If additional Western blot production is required, the Company can expand operating hours or add an additional shift. The EpiScreen/OraSure device is manufactured by a contract manufacturer which also manufacturers medical devices for other firms. Recent increases in demand for the EpiScreen/OraSure device have been met by increasing the frequency of production cycles and number of production shifts while continuing to use the equipment purchased by the Company for use in the manufacturing process. The Company believes that it will reach full capacity for its present equipment configuration during 1997. Additional equipment has been acquired and will be placed into service as required to meet increased demand. See Risk Factors--Risk Factors Primarily to Epitope Medical Products--Dependence on Contract Manufacturer.

         Company quality control personnel inspect products and maintain documentation for compliance with the FDA's current Good Manufacturing Practices ("GMP") and other government manufacturing regulations. Epitope's manufacturing facilities are subject to periodic inspection by regulatory authorities. See "Government Regulation." Contract manufacturing is overseen by an on-site employee of the Company who is responsible for monitoring compliance with Company standard operating procedures, reviewing the manufacturing process and assuring that the manufacture of Company product is in compliance with GMP. The Company conducts further quality control tests in its Beaverton, Oregon, facility.


COMPETITION

         Competition in the emerging market for HIV testing is intense and is expected to increase. The Company believes that the principal competition will come from existing blood-based HIV assays and from urine-based testing assays. Epitope Medical Products' competitors include specialized biotechnology firms as well as pharmaceutical companies with biotechnology divisions and medical diagnostic companies, many of which have considerably greater financial, technical, and marketing resources than Epitope Medical Products. Competition may intensify as technological advances are made and become more widely known and as products reach the market in greater numbers. Furthermore, new testing methodologies could be developed in the future that render Epitope Medical Products' oral-based HIV test impractical, uneconomical or obsolete. There can be no assurance that Epitope Medical Products' competitors will not succeed in developing or marketing technologies and products that are more effective than those developed by Epitope Medical Products or that would render its technologies or products

                                     III - 7
obsolete or otherwise commercially unattractive. In addition, there can be no assurance that competitors will not succeed in obtaining regulatory approval for these products, or in introducing or commercializing them before Epitope Medical Products. Such developments could have a material adverse effect on the Company's and Epitope Medical Products' business, financial condition and results of operations.

         Three companies have submitted applications to the FDA for OTC HIV blood testing: Direct Access Diagnostics, Home Access Health Corp., and ChemTrak Incorporated. The FDA has approved a home collection kit for HIV blood testing developed by Direct Access Diagnostics and another home collection kit for HIV blood testing developed by Home Access Health Corp.


         Cambridge Biotech Corporation and BioRad Laboratories, Inc. manufacture HIV Western blot confirmatory tests, and Waldheim Pharmazeutika manufactures immunofluorescent HIV confirmatory tests, which compete with Epitope Medical Products' EPIblot HIV-1 Western blot serum-based confirmatory test kits. In addition, Abbott Laboratories provides in-house testing services for customers of its HIV screening products.


         Several other companies market or have announced plans to market oral specimen collection devices and tests outside the United States and have announced plans to seek FDA approval of such tests in the United States. Epitope Medical Products expects the number of devices competing with its EpiScreen/OraSure device to increase as the benefits of oral specimen-based testing become more widely accepted. Epitope Medical Products expects that FDA approval of the EpiScreen device will also encourage potential competitors to develop oral diagnostic products. No such devices have yet been approved by the FDA for HIV testing. See "Epitope Medical Products--Government Regulation."


         The FDA recently approved an HIV ELISA screening test for use with urine. However, no Western blot or other confirmatory test using urine has been approved by the FDA to date. The Company believes that absence of an FDA-approved confirmatory test for urine poses a significant disadvantage to urine testing because a patient who receives an initial positive screening result must return to give a second, blood-based sample for confirmatory testing. The Company also believes that urine collection can be difficult, inconvenient and potentially embarrassing for the patient, and that privacy and chain-of-custody issues are further impediments to routine use of urine-based HIV tests.


GOVERNMENT REGULATION

         GENERAL. Many of Epitope Medical Products' proposed and existing diagnostic products are subject to regulation by the FDA, other federal, state, and local agencies, and comparable bodies in foreign countries. Such regulation governs almost all aspects of development and marketing, including the introduction, advertising, promotion, manufacturing practices, labeling, distribution, and record keeping for the products. In the United States, different types of diagnostic products are regulated differently by the FDA, as discussed below. As part of the FDA clearance process, Epitope Medical Products often must demonstrate that its products are both safe and effective for a particular indication or application.

         DRUGS AND BIOLOGICAL PRODUCTS. Generally, drugs and biological products require FDA approval before marketing. The steps required before a drug or biological product may be marketed in the United States include: (1) preclinical laboratory and animal tests; (2) submission of an application for an investigational new drug or biological product, which must become effective before human clinical trials may commence; (3) human clinical trials; (4) submission of a Product License Application ("PLA") for the biological product or a New Drug Application ("NDA") for most other new drug products; and (5) approval of the PLA or NDA.

         Preclinical safety and initial efficacy testing is usually undertaken in animals. Results of such preclinical and other laboratory tests are submitted to the FDA before human clinical trials can begin. Clinical trials are typically conducted in three phases. Phase I uses human subjects to determine safety and tolerance. Phase II uses a limited patient population to determine effectiveness and dosage and to identify side effects. Compounds found effective and safe in Phase II are further tested in Phase III with an expanded patient population at geographically dispersed clinical study sites. Each phase may last from one to two years or more.

                                     III - 8

         Most products are not approved because of the failure to demonstrate safety, effectiveness, or both. The FDA may suspend clinical trials at any time if it is felt that subjects or patients are being exposed to an unacceptable health risk. Obtaining FDA approval requires substantial time and effort. There can be no assurance that any approval will be granted to Epitope Medical Products on a timely basis, if at all. As part of the approval process, the FDA may require Epitope Medical Products to initiate post-approval marketing studies.

         MEDICAL DEVICES. Medical devices are classified either in Class I, Class II, or Class III. Class I devices are subject only to general control provisions of the Federal Food, Drug, and Cosmetic Act, as amended (the "FDC Act"). These provisions include requirements that a device not be adulterated or misbranded. Class II devices are those for which general controls are insufficient to provide a reasonable assurance of safety and efficacy and for which a "generic" performance standard or other special controls are appropriate. Devices that do not meet the criteria for Class I or II are placed in Class III. Class I and II devices, those Class III devices initially marketed prior to passage of the Medical Device Amendments of 1976 ("MDA") for which premarket approval applications ("PMAs") are not yet required, and devices substantially equivalent to such devices, may be marketed upon FDA clearance of a section 510(k) notification (a "510(k) Notice"). Other Class III devices may be commercially marketed only after FDA approval of a PMA. Generally, the process of obtaining FDA approval of a PMA is similar to that for obtaining approval of a biological or other drug product.

         Based upon the information provided in a 510(k) Notice regarding the device's intended use and technological features, the FDA will determine whether the device is "substantially equivalent" to a predicate device, i.e., a device legally marketed which did not require a PMA. If a device is found to be substantially equivalent to a predicate device, it may be freely marketed in the United States so long as the device is otherwise in compliance with the FDC Act. If it is not so found, it will be considered a Class III device requiring a PMA. Substantial equivalence means that the FDA has found that the device has the same intended use as the predicate device, and either has the same technological characteristics or has different characteristics, but there is information in the 510(k) Notice that shows the device is as safe and effective as the predicate and does not present different questions of safety and effectiveness.


         EPISCREEN/ORASURE COLLECTION DEVICE. Use of the EpiScreen/OraSure collection device for applications involving the detection of antibodies to HIV is regulated by the FDA as use of a Class III medical device requiring a PMA. In December 1994, the FDA approved Epitope Medical Products' PMA for use of the Episcreen/Orasure device in HIV screening. Post-approval marketing studies are under way as required as part of the FDA's approval of the EpiScreen/OraSure device. In June 1996, the FDA approved the PMA for use of the OraSure oral specimen-based Western blot confirmatory test kit for HIV-1 diagnosis.


         In February 1995, Epitope Medical Products submitted a 510(k) Notice for use of EpiScreen for cocaine testing. The submission is currently undergoing FDA review. See "Business--Epitope Medical Products--Products Under Development--EpiScreen." In the meantime, the FDA has advised Epitope Medical Products that EpiScreen may be used for cocaine testing for the purposes of life insurance risk assessment.

         WESTERN BLOT TEST KITS. Epitope Medical Products' HIV-1 Western blot serum-based confirmatory test kits are used to confirm whether individuals are infected with HIV-1. They are regulated by the FDA as biological products, unlike most other diagnostic tests which are regulated as medical devices. In March 1991, the FDA cleared the EPIblot HIV-1 serum-based confirmatory test kit for commercial distribution. As noted above, a PMA seeking permission to market the OraSure oral specimen-based Western blot confirmatory test kit for HIV-1 diagnosis was approved by the FDA in June 1996.

         MANUFACTURING REGULATIONS. Every company that manufactures drugs, biological products, or medical devices distributed in the United States is subject to inspections by the FDA and must comply with the FDA's Current Good Manufacturing Practices regulations. These regulations govern, among other matters, manufacture, testing, release, packaging, distribution, and documentation.

         OTHER. Epitope Medical Products is also subject to regulation by the Occupational Safety and Health Administration and may be subject to regulation by the U.S. Environmental Protection Agency ("EPA") under the

                                     III - 9

Toxic Substances Control Act ("TSCA"), the Resource Conservation and Recovery Act, and other legislation. Epitope Medical Products is also subject to foreign regulations governing, for example, human clinical trials and marketing with respect to products distributed outside the United States. Approval processes vary from country to country, and the length of time required for approval or to obtain other clearances may in some cases be longer than that required for U.S. governmental approvals. The extent of potentially adverse governmental regulation affecting Epitope Medical Products that might arise from future legislative or administrative action cannot be predicted.

                                                     AGRITOPE

         Historically, Agritope has focused on the development and commercialization of novel agricultural products using plant genetic engineering and other modern methods. Through its acquisition of A&W and its majority ownership of Vinifera, Agritope positioned itself as a vertically integrated agribusiness with the production, distribution and marketing infrastructure necessary to realize better the value of its proprietary technology. Agritope's products now include a broad range of fruits, vegetables and plants produced using technologically advanced farming and plant propagation techniques designed to incorporate advances in biotechnology, plant breeding, and crop production.


         Agritope consists of three major units: Agritope Research and Development, A&W, and Vinifera. Agritope Research and Development contributes biotechnology and product development efforts to A&W and Vinifera as well as to its other business partners. Through A&W, Agritope produces, markets, distributes and sells a wide variety of fruits and vegetables throughout North America. Through Vinifera, Agritope believes that it offers one of the most technically advanced grapevine plant propagation and disease screening and elimination programs available to the worldwide wine and table grape production industry.


AGRITOPE RESEARCH AND DEVELOPMENT

         Agritope's biotechnology research and development program is focused on using the tools and techniques of plant genetic engineering to regulate the synthesis of ethylene in ripening fruits and vegetables. Ethylene gas is a plant hormone which in higher plant species is responsible for fruit ripening and vegetable senescence as well as numerous other physiological effects. Agritope has identified and patented a single gene that can be inserted into plants and expressed to regulate the plant's ability to produce ethylene. In addition, Agritope is conducting research in the area of disease control, including screening plants for the presence of disease and creating genetically engineered plants with resistance to pathogens.

         RIPENING CONTROL. The fresh produce industry is based largely upon rapid harvesting, processing and distribution of fruits and vegetables in order to prevent spoilage and ensure the arrival of product at retail outlets in acceptable condition for consumer purchase and use. The postharvest period for most fruits and vegetables is one of continuous ripening and senescence, as evidenced by rapid changes in color, texture, flavor, nutrient content, and other quality attributes. Product losses due to perishability during harvesting, processing, packing, shipping and distribution can reach substantial portions of overall crop yield. Growers frequently incur losses resulting from the abandonment of crops in the field or having shipments refused by receivers because the produce is overripe. In addition, wholesalers and retailers may be forced either to discard or sell overripe produce at reduced prices and consumers often must use produce shortly after purchase to avoid spoilage. Studies published in the United States Department of Agriculture ("USDA") Marketing Research Report have estimated postharvest losses of 30 percent and 40 percent for strawberries shipped from Florida to the Chicago and New York markets. In the U.S. fruit and vegetable markets, postharvest losses are estimated to amount to several billion dollars annually.

         Postharvest losses are largely attributable to the effects of ethylene. Because ethylene is a gas, it not only affects the plant producing it, but also surrounding plants as well. The physiological effects of ethylene include initiation and enhancement of ripening, senescence, leaf abscission and drooping, and flower fading and wilting. Common examples include the ripening and subsequent rotting of tomatoes and apples, discoloration in lettuce and broccoli, and the short bloom life of cut flowers.


                                    III - 10

         The importance of controlling ethylene production in plants has been recognized for decades, and has been addressed primarily through the use of controlled atmosphere storage, chemical treatment, and special packaging. Conventional techniques for controlling ethylene production have serious disadvantages that include high cost, time-critical handling requirements and lack of consistent ripening. For example, the majority of product sold in the fresh tomato market today is composed of "gas-green" tomatoes. These tomatoes are picked and packed while still green and firm. Prior to shipping to wholesale customers, green tomatoes are exposed to ethylene gas in order to initiate ripening of the product. In general, gas-green tomatoes are perceived by consumers to have less desirable taste and texture than vine ripened tomatoes.

         Agritope believes the ability to regulate ethylene and control ripening through genetic engineering represents an opportunity to provide a superior product to consumers while also improving profitability for growers and distributors. Growers may achieve higher marketable yields due to fewer losses to overripe product in the field and may lower labor costs by decreasing frequency of harvest. For packers/shippers, better control of product perishability may result in improved inventory flexibility and control, and more uniform product quality.

         AGRITOPE TECHNOLOGY. Agritope's ethylene control technology is focused on the use of a patented gene known as SAMase. The expression of SAMase in plants produces an enzyme that acts to degrade one of the important precursor compounds (S-adenosylmethionine or "SAM") necessary for the production of ethylene. Agritope has genetically engineered plants to express the SAMase gene only when certain levels of rising ethylene concentrations are reached in the tissues of the fruit or plant. This feature causes the production of greater levels of the enzyme that degrades SAM in response to a correspondingly higher level of ethylene. Agritope believes that this technology thus offers a major advantage over other approaches to ripening control in that the production of ethylene may be specifically reduced to levels that allow for the initiation of ripening but delay the spoiling effects of excess ethylene. Therefore, the fruit can be maintained at an optimal level of ripeness for an extended period of time. An additional benefit of Agritope's technology is that the enzyme produced by the SAMase gene degrades SAM into compounds normally found in plants. Agritope believes its SAMase technology can be utilized for the control of ethylene in any plant species where ethylene affects ripening or senescence.

         Agritope's ripening control technology is protected by a U.S. patent covering the use of any gene that encodes S-adenosylmethionine hydrolase (the enzyme expressed by the SAMase gene) in any plant species. In addition to the patent on the SAMase gene, utility claims have been allowed on the promoter/gene combination used by Agritope in applications currently under development as well as potential applications in all other fruit-bearing plants. In the area of regulated ripening control, Agritope has four additional U.S. and foreign patents pending. In addition, Agritope has three U.S. and foreign patent applications pending in related areas. See "Description of Business--Epitope, Inc.--Patents and Proprietary Information."

         DEVELOPMENT PROGRAMS. Agritope's research and development programs are directed toward several highly perishable fruit and vegetable crops described below. The development program comprises five stages, including gene isolation, transformation, product evaluation, seed/plant production and commercialization.

         The following chart shows the approximate progress Agritope has made to date with various crops, which are described in more detail below.

         [Chart titled "Agritope Product Development Program" listing the stages of development (gene isolation, transformation, product evaluation, seed/plant production, and product launch). The chart shows that the following products are in the stages indicated:

                  Tomato                                      Product Evaluation
                  Raspberry                                   Product Evaluation
                  Melon                                       Transformation
                  Brassica                                    Transformation
                  Additional Crops                            Gene Isolation]


                                    III - 11

                  GENE ISOLATION: The initial stage of genetic engineering. Gene isolation involves the identification and characterization of genes and gene promoters for use in Agritope's development programs. These genetic elements are then combined for use in genetically engineered plants.

                  TRANSFORMATION: The stage at which the new genetic material is introduced into the plant. The transgenic plants which result are then available for product evaluation.

                  PRODUCT EVALUATION: The analysis of transgenic plants in both laboratory and field settings to determine commercial utility. This stage also involves the plant breeding and selection process to develop commercially competitive new varieties that incorporate the Agritope technology.
         Regulatory data are also collected and submitted at this stage.

                  SEED/PLANT PRODUCTION: Propagation of selected plant material (either seed or plants) in quantities needed for commercial production.

                  PRODUCT LAUNCH: Commercial production and sale, following regulatory clearance.

         TOMATO. The annual U.S. wholesale fresh market tomato business is estimated at $1.7 billion. In order to facilitate the commercialization of its ethylene control technology into this market, Agritope and A&W formed Superior Tomato Associates, L.L.C. ("STA"), a joint venture with Sunseeds Company, the developer and producer of several leading fresh market tomato varieties.

         Agritope provides genetic engineering technology and regulatory expertise, has responsibility for managing the joint venture, and owns a two-third equity ownership interest in STA. Sunseeds provides elite tomato germplasm and breeding expertise in the development of transgenic varieties. A&W contributes testing and production acreage and will oversee the production and wholesale distribution of fresh tomatoes to the fresh produce industry.

         STA is currently in the process of developing and testing transgenic cherry, roma, and large fruited vine ripe tomato varieties. Agritope has developed lines of elite tomato germplasm provided by Sunseeds. Recent field trials have successfully demonstrated the transfer of Agritope's SAMase ripening control technology to a number of Sunseeds' elite breeding lines. Sunseeds is conducting further breeding and field trials of these transgenic lines. These trials will be followed by production scale trials to be conducted by A&W that, if successful, will lead to regulatory submissions and, if regulatory clearances are received, commercial-scale seed production. Subsequently, A&W would commence commercial tomato production and sales to the industry.

         Prior to the formation of STA, Agritope submitted safety, nutritional, and environmental information on a prototype transgenic tomato line to both the USDA and the FDA. In March 1996, the USDA issued its finding that this line has no significant environmental impact and would no longer be considered a regulated article. During the same month the FDA determined that the variety did not raise issues that would require pre-market review or approval by that agency. In addition to receiving these U.S. regulatory clearances, Agritope is also conducting field evaluations of SAMase tomato lines in Mexico under permits granted by the Mexican Ministry of Agriculture. In order to commence sale of selected varieties, Agritope will be required to make supplemental submissions to the USDA and FDA that establish that such varieties are comparable to the previously cleared lines.

         RASPBERRY. The wholesale raspberry market, estimated at $48 million annually in the United States, has experienced limited growth because of the extreme perishability of the fruit. Agritope believes that the successful development of raspberries containing its ethylene control technology could permit a significant expansion of the fresh raspberry market.

         In a collaboration with Sweetbriar Development, Inc. ("Sweetbriar"), the largest fresh raspberry producer in the U.S., Agritope has engineered several of Sweetbriar's proprietary commercial raspberry varieties to contain the SAMase gene. Initial field trials of transgenic raspberries are currently underway at Sweetbriar facilities in California and Agritope facilities in Woodburn, Oregon. Agritope has already demonstrated the ability to reduce

                                    III - 12
ethylene synthesis in the fruit. Successful development of a commercial transgenic raspberry will require further demonstration of improved shelf life as well as additional field trials to obtain the appropriate regulatory clearances. If these conditions are met, Sweetbriar would produce the new raspberries for distribution and marketing by Driscoll Strawberry Associates ("Driscoll"), the largest distributor of fresh raspberries and strawberries in the U.S. Agritope would receive royalties on wholesale product sales.

         Separately, Agritope has integrated its ripening control technology into commercially successful public domain varieties. A&W would undertake commercial production and distribution of any improved raspberry products resulting from this program.

         MELON. The U.S. wholesale fresh melon market is estimated at $282 million annually. As with tomatoes, perishability results in substantial product losses during the processes of production, harvesting, and distribution. Agritope believes that melons represent a substantial market opportunity for implementation of its ripening control technology. Recent scientific reports have demonstrated a dramatic increase in shelf life for specialty type melons in which the ability to produce ethylene has been impaired. Using proprietary seed varieties supplied by two units of the French seed company Limagrain, Clause Semences, and its U.S. affiliate Harris Moran Seed Company ("Harris Moran"), Agritope is developing commercial melon varieties with controlled ripening and increased postharvest product life. Transgenic melons containing Agritope's ethylene control gene are currently being evaluated jointly by Harris Moran and Agritope technicians. If successfully developed, the melons will be distributed by A&W and third party distributors.

         BRASSICA. Agritope has an agreement with Sakata Seed America ("Sakata") to develop new varieties of certain Brassica species (broccoli and cauliflower). Sakata is the leading hybrid broccoli and cauliflower seed supplier in the U.S. Sakata provided Agritope with germplasm from selected breeding lines and funds to develop broccoli and cauliflower plants integrating Agritope ripening control technology. Agritope received payment from Sakata upon the transfer of genetically engineered plants to be used for the production of hybrid seeds. If the seeds are commercialized, Agritope will receive a royalty on sales made by Sakata.

         ADDITIONAL CROPS. Agritope is also pursuing research and development programs to incorporate its SAMase technology into other crops where perishability causes significant losses in the production and distribution process. These include strawberries, lettuce, bananas, peaches, pears, and apples. The estimated U.S. wholesale markets for these crops range from $325 million for pears to $2.4 billion for bananas.

ANDREW AND WILLIAMSON SALES, CO.


         As part of its vertical integration strategy, Agritope acquired A&W on December 12, 1996. A&W is a wholly owned operating subsidiary based in San Diego, California with sales offices in San Diego and Bakersfield, California and Nogales, Arizona. A&W, founded in 1986, produces fruits and vegetables and provides sales and distribution services for growers from both mainland and Baja, Mexico and the San Joaquin Valley in California. A&W produces and distributes a diversified mix of fresh fruits and vegetables including vine ripe cherry, roma and fresh market tomatoes, strawberries, raspberries, melons, tree fruits, table grapes, cucumbers, squash, green, red and yellow peppers, Brussels sprouts and asparagus. In addition to fresh strawberries, A&W processes and sells frozen strawberry products. A&W ships fresh produce every day of the year from its facilities in San Diego and ships seasonally from its other sites. A&W is one of the United States' largest distributors of vine ripe cherry and fresh market tomatoes. It is also a major shipper of fresh strawberries, melons and cucumbers throughout North America. In connection with its distribution operations, A&W also provides technical support and short-term loans to certain growers. See Note 13 to Financial Statements included herein.


         The Company acquired A&W pursuant to an Acquisition and Merger Agreement with A&W and its shareholders, under which a subsidiary of the Company was merged into A&W. The Company issued 520,000 shares of common stock of Epitope, Inc., in exchange for all the outstanding common stock of A&W. A&W also repaid certain loans due to its shareholders. The acquisition was accounted for as a pooling of interest and qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.


                                    III - 13

         The Company has agreed to register for resale the shares issued to the shareholders of A&W, who have represented that they have no present intention to sell the shares. Fifteen percent of the shares will bear a legend prohibiting sale without the Company's consent. The shareholders have agreed that these shares will be returned to the Company to satisfy claims for breach of representations and/or warranties arising within approximately one year after closing.


         The four principals of A&W have entered into three-year employment and five-year noncompetition agreements with the Company. Fred L. Williamson, president of A&W, is an executive officer of the Company.

VINIFERA, INC.

         Vinifera, Inc. was incorporated in 1993 to participate in the grapevine nursery business. Through proprietary processes, Vinifera propagates and grafts grape plants for sale to vineyards and to growers of table grapes. Industry sources have estimated that 44 million grafted wine grape plants were produced in California in 1996. This number is expected to increase to between 70 and 90 million by the year 2000.

         Traditionally, grapevine plants for sale to vineyards are produced seasonally using field grown, dormant cuttings that are grafted. In contrast, Vinifera uses year-round greenhouse propagation and a herbaceous grafting method that employs very young, actively growing cuttings. As a result of greenhouse propagation, Vinifera is able to develop in two years a quantity of new plants that is approximately ten times larger than can be produced with traditional techniques. In addition, herbaceous grafting with green cuttings could allow a vineyard to begin commercial production of grapes from a newly planted vineyard a year sooner than would otherwise be possible. This grafting process also produces sturdier unions than dormant grafting, resulting in significantly higher yields of successful grafts, both at the propagation stage and in the survival of actual plantings in the field. Agritope Research and Development provides disease testing services for Vinifera.

         Vinifera is headquartered in Napa, California, with facilities in Woodburn, Oregon, and Petaluma, California. Its library of grape plants includes 32 different phylloxera-resistant types of rootstock, 88 different wine varietal clones, and ten different table grape varietal clones. In addition, several French and Italian varietals are currently passing through quarantine and, when released, will be available to the U.S. market exclusively through Vinifera. Vinifera believes that this collection of different grapevine clones is one of the largest in the world. Vinifera's U.S. customer base consists of over 80 vineyards in California, Washington and Oregon. In 1995, Vinifera established a joint venture in Argentina (Vinifera Sudamericana S.A.) to begin the propagation of plant material in that country. The first vines produced are expected to be sold in 1997. Vinifera is currently in the process of establishing similar ventures in other countries with large grape and wine production industries.


         Vinifera was formed in 1993 as a wholly owned subsidiary of Agritope, Inc. In June 1995, Agritope, Inc. agreed to sell its equity interest in Vinifera to VF Holdings, Inc., an affiliate of a Swiss investment group. The purchaser subsequently failed to make scheduled payments of the purchase price. As part of a settlement of claims based on the purchaser's default, the purchaser retained a four percent minority interest in Vinifera and relinquished the majority interest to Agritope, Inc. in August 1996.


COMPETITION

         The agribusiness and plant biotechnology industry is highly competitive. Competitors include independent companies that specialize in agribusiness or biotechnology; chemical, pharmaceutical and food companies that have biotechnology laboratories; universities; and public and private research organizations. Agritope believes that many companies including companies with significantly greater financial resources, such as Monsanto Company, Calgene Inc., DNAP Holding and Zeneca Seeds are engaged in the development of mechanisms to control the ripening and senescence of fruit and vegetable products. Technological advances by others could render Agritope's products less competitive. The Company believes that, despite barriers to new competitors such as patent positions and substantial research and development lead time, competition will intensify, particularly from agricultural biotechnology firms and major agrichemical, seed and food companies with biotechnology laboratories. Agritope believes that it can compete successfully with companies in these markets by developing products that offer unique and desirable attributes with superior quality.

                                    III - 14

         The produce markets in which Agritope sells its products are highly competitive. For example, competition in the fresh tomato market is expected to intensify as other companies introduce tomatoes developed through biotechnology and as existing "gas green" tomato producers react to competitive pressures by growing and marketing traditionally developed vine ripe tomatoes.

         In other crops, competition may intensify as technological developments occur within the agricultural biotechnology industry. In competing with such companies, Agritope relies primarily on the experience of its production, sales and marketing staff at A&W, the qualifications of its scientific staff, and its technological capabilities.

GOVERNMENT REGULATION

         Regulation by federal, state and local government authorities in the U.S. and by foreign governmental authorities will be a significant factor in the future production and marketing of Agritope's genetically engineered fruit and vegetable products.

         The federal government has implemented a coordinated policy for the regulation of biotechnology research and products. The USDA has primary federal authority for the regulation of specific research, product development and commercial applications of certain genetically engineered plants and plant products. The FDA has principal jurisdiction over plant products that are used for human or animal food. The EPA has jurisdiction over the field testing and commercial application of plants genetically engineered to contain pesticides. Other federal agencies have jurisdiction over certain other classes of products or laboratory research.

         The USDA regulates the growing and transportation of most genetically engineered plants and plant products. In March 1996 following a request from Agritope, the USDA issued a determination that allows the growing and shipping of its prototype variety of ripening controlled cherry tomato anywhere in the U.S. in the same manner as conventionally developed tomatoes.

         In May 1992, the FDA announced its policy on foods developed through genetic engineering (the "FDA Policy"). The FDA Policy provides that the FDA will apply the same regulatory standards to foods developed through genetic engineering as applied to foods developed through traditional plant breeding. Under the FDA Policy, the FDA will not ordinarily require premarket review of genetically engineered plant varieties of traditional foods unless their characteristics raise significant safety questions, such as elevated levels of toxicants, the presence of allergens, or they are deemed to contain a food additive.

         In March 1996, the FDA announced its determination, based on its review of food safety data submitted by Agritope, that its prototype variety of ripening controlled cherry tomato expressing the SAMase gene has not been significantly altered with respect to food safety or nutritive value when compared to conventional tomatoes.

         The FDA has also issued a food additive regulation permitting the use of the kanr selectable marker gene, which encodes for the enzyme APH(3')II in genetically engineering tomatoes, cotton and canola. Agritope tomato products will fall under this regulation. It is uncertain whether additional food additive regulations will need to be issued to cover additional fruit and vegetable products which use the kanr selectable marker gene.

         Currently, the FDA Policy does not require that genetically engineered products be labeled as such, provided that such products are as safe and have the same nutritional characteristics as conventionally developed products. However, there can be no assurance that the FDA will not reconsider its position, or that local, state or international authorities will not enact labeling requirements, any of which could have a material adverse effect on marketing of products derived using the tools and techniques of genetic engineering.

         The FDA is currently considering modifying its policy on foods developed through genetic engineering to include a Premarket Notification ("PMN") procedure. This policy modification could require companies that develop genetically engineered foods to inform the FDA that its safety evaluation is complete and that the company intends to commercialize the product. The objective of the PMN is to make the FDA and the public aware of all new

                                    III - 15
genetically engineered food products entering the market. Agritope believes that any future requirement for a PMN should not delay plans to commercialize its genetically engineered fruit and vegetable products.

         Agritope's complete range of agribusiness and plant biotechnology activities are subject to general FDA food regulations and are, or may be, subject to regulation under various other laws and regulations. These include but are not limited to the Occupational Safety and Health Act, the Toxic Substances Control Act, the National Environmental Policy Act, other Federal water, air and environmental quality statutes, import/export control legislation, and other laws. At the present time most states are generally deferring to federal agencies (USDA or EPA) for the approval of genetically engineered plant field trials, although states are provided a review period prior to the issuance of a field trial permit. Failure to comply with applicable regulatory requirements could result in enforcement action, including withdrawal of marketing approval, seizure or recall of products, injunction or criminal prosecution.

         The federal regulatory agencies most involved in the business of A&W, the production and marketing of fresh fruit and vegetables, are the USDA and the FDA. The USDA sets standards for raw produce and governs its inspection and certification. Under the Perishable Agricultural and Commodities Act ("PACA"), the USDA exercises broad control over the marketing of produce in domestic and foreign commerce, sets standards of fair conduct as to representations, sales, delivery, shipment and payment for goods and regulates the licensing of produce merchants and brokers.

         Almost every aspect of federal regulation is accompanied by regulation on the state level. In addition, in its Mexican operations, A&W must comply with the requirements of Mexican law, most importantly Mexico's environmental protection law.

         International regulatory policies for genetically engineered plants and plant products are not complete. Consequently, it is possible that additional data, labeling or other requirements will be required in countries where Agritope intends to grow and/or commercialize its genetically engineered products. Foreign regulatory agencies could require Agritope to conduct further safety assessments and potentially delay product development programs or commercialization of resulting products.

         To date, Agritope to the best of its knowledge has successfully functioned within the scope of applicable laws and regulations, including rules administered by the USDA, the FDA and the Mexican Ministry of Agriculture. Agritope believes it is in compliance with all applicable laws and regulations pertaining to the development and commercialization of its products.

                                  EPITOPE, INC.
SUPPLIES

         The HIV-1 antigen needed to manufacture Epitope Medical Products' Western blot HIV confirmatory test kits is available from only a limited number of sources. Organon Teknika, the exclusive distributor of the test kits, is required to supply Epitope Medical Products' requirements for antigen for the term of its distribution agreement with Epitope Medical Products, which ends in March 1997. The parties are negotiating terms for continuing the supply arrangement. If for any reason Organon Teknika should no longer be able to supply Epitope Medical Products' antigen needs, management believes Epitope Medical Products would be able to obtain or produce its own supply of antigen at a competitive cost. Epitope Medical Products has obtained a license from the National Technical Information Service which is required for the production of the HIV-1 antigen currently used in Epitope Medical Products' Western blot test kits.

         Other materials used by Agritope and Epitope Medical Products in manufacturing, production, and research and development operations are widely available from a variety of sources.


                                    III - 16

GRANTS AND CONTRACTS

         The Company participates in United States Small Business Innovation Research ("SBIR") programs sponsored by either the Department of Health and Human Services or the Department of Agriculture. The SBIR programs have two phases. Phase I covers a six-month project period and a total award not to exceed $100,000. Phase II covers a two-year project period and a total award not to exceed $750,000. Epitope Medical Products has received funds in the past from the National Institute of Allergy and Infectious Diseases ("NIAID") for work in developing a rapid test to detect HIV antibodies in oral fluid specimens and from the National Cancer Institute ("NCI") to fund research for the treatment of cancer by exploiting a deficiency of certain compounds in cancer cells.


         Agritope was awarded from the USDA a Phase I grant of $50,000 in 1994 and a Phase II grant of $200,000 in 1995 for development of diagnostic tests for the detection of grapevine leafroll virus. Agritope has been awarded grant support in the past from the Oregon Strawberry Commission and Oregon Raspberry and Blackberry Commission for antifungal biocontrol research. The Company also receives funds for research and development programs from its strategic partners.

         The Company intends to continue to participate in the SBIR programs, similar grant programs and projects with strategic partners, as it deems appropriate. The Company regularly makes applications for new grants, but there is no assurance that grant support will be continued.

PATENTS AND PROPRIETARY INFORMATION


         Epitope Medical Products has obtained patents in the United States and certain foreign countries for the EpiScreen/OraSure and OraQuick devices and certain related technology. Epitope Medical Products has applied for additional patents, both in the United States and in certain foreign countries, on the EpiScreen/OraSure collection device and a number of other technologies and products. In 1995, Agritope received a U.S. patent relating to its ethylene control gene. Agritope has also applied for additional U.S. and foreign patent protection for its ethylene control technology. Agritope's ability to commercialize products depends in part on the ownership or right to use relevant enabling technology as well as the ownership or right to use genes of interest. The Company anticipates filing patent applications for protection on future products and technology. United States patents generally have a maximum term of 20 years from the date an application is filed or 17 years from issuance, whichever is longer.

         Much of the technology developed by the Company, including its proprietary preservative solution, is subject to trade secret protection. To reduce the risk of loss of trade secret protection through disclosure, the Company requires its employees and consultants to enter into confidentiality agreements. The Company believes that patent and trade secret protection is important to its business. However, the issuance of a patent or existence of trade secret protection does not in itself ensure the Company's success. Competitors may be able to produce products competing with a patented Company product without infringing on the Company's patent rights. Issuance of a patent in one country generally does not prevent manufacture or sale of the patented product in other countries. The issuance of a patent to the Company or to a licensor is not conclusive as to validity or as to the enforceable scope of the patent. The validity or enforceability of a patent can be challenged by litigation after its issuance, and, if the outcome of such litigation is adverse to the owner of the patent, the owner's rights could be diminished or withdrawn. Trade secret protection does not prevent independent discovery and exploitation of the secret product or technique.


PERSONNEL

         At September 30, 1996, the Company and its subsidiaries had 113 full-time employees, including 66 persons in Epitope Medical Products, 29 in Agritope, and 18 in corporate administration and support. Epitope Medical Products employees included 18 persons in research and product development, eight in administration and marketing, 29 in manufacturing and production, and ten in regulatory affairs and quality assurance. Agritope employees included 19 in research and development and ten at the Vinifera grape plant nursery operation which also employs seasonal part-time employees as needed. The Company considers its relations with its employees to be excellent. None of its employees are represented by labor unions.

                                    III - 17

         The Company employs nine persons holding Ph.D. or M.D. degrees with specialties in the following disciplines: analytical chemistry, bacteriology and public health, biochemistry, biophysics, hematology and internal medicine, immunology, molecular biology, organic chemistry, plant biology and plant pathology. From time to time, the Company also engages the services of scientists as consultants to augment the skills of its scientific staff.

SCIENTIFIC ADVISORY BOARD

         The Company also utilizes the services of a Scientific Advisory Board. The Scientific Advisory Board meets periodically to review the Company's research and development efforts and to apprise the Company of scientific developments pertinent to the Company's business. The Scientific Advisory Board comprises chair Eugene W. Nester, Ph.D., Professor and Chair, Department of Microbiology, University of Washington; Roger N. Beachy, Ph.D., Member, Scripps Family Chair, and Head, Division of Plant Biology, The Scripps Research Institute, and Co-Director of International Laboratory for Tropical Agricultural Biotechnology; Peter R. Bristow, Ph.D., Associate Plant Pathologist, Washington State University; J. Richard George, Ph.D., Vice President of Scientific Affairs of Epitope Medical Products; Lesley M. Hallick, Ph.D., Vice President for Academic Affairs, Oregon Health Sciences University; Daniel Malamud, Ph.D., Professor and Chair, Department of Biochemistry, University of Pennsylvania School of Dental Medicine; and James I. Mullins, Ph.D., Professor of Microbiology and Medicine, University of Washington.

PROPERTIES

         The Company leases approximately 35,600 square feet of office, manufacturing, and laboratory space in Beaverton, Oregon, under two leases that terminate January 31, 2000. Each lease calls for fixed monthly payments over its term. The Company also entered into a five-year lease, effective October 1, 1996, for 2,265 square feet of warehouse space used to store inventory and equipment.

         Agritope, Inc., owns a 15-acre farm which it leases to Vinifera, Inc., for use in connection with Vinifera, Inc.'s grapevine micropropagation operations. Greenhouse capacity at the farm currently totals 60,000 square feet. Agritope, Inc., also uses a portion of the Company's office space and research and development facilities in Beaverton, Oregon.


         In addition to leasing Agritope, Inc.'s Oregon farm and greenhouse, Vinifera leases 250,000 square feet of greenhouse space in Petaluma, California under a lease that expires January 31, 2001. The Vinifera California greenhouse is currently in the final stages of being upgraded to provide the capacity necessary to meet anticipated 1997 and 1998 production requirements.

         A&W leases its main distribution facility in San Diego, California, from Fred Andrew and Fred L. Williamson, under a lease agreement expiring August 31, 2001, with an option to extend the lease term for an additional five years. A&W also leases a 1,000 square foot sales office in Bakersfield, California, on a month-to-month basis. A&W utilizes 10,000 square feet of a cold storage facility in San Diego, California, for its frozen strawberry operations. A&W has the right to use the cold storage space through January 18, 1998.

         The Company believes that its present facilities are adequate to meet current requirements. See "Epitope Medical Products--Manufacturing."


LEGAL PROCEEDINGS

         The Company is not a party to any pending material legal proceedings.

                                    III - 18

                                 INDEX OF TERMS
                           IN DESCRIPTION OF BUSINESS


510(k) Notice..................................................................9
A&W      ......................................................................1
Agreement......................................................................6
Agritope ......................................................................1
AIDS     ......................................................................1
ASHA     ......................................................................5
CDC      ......................................................................2
Company  ......................................................................1
Driscoll .....................................................................13
ELISA    ......................................................................2
EPA      ......................................................................9
EpiScreen/OraSure..............................................................1
Epitope  ......................................................................1
Epitope Medical Products.......................................................1
FDA      ......................................................................1
FDA Policy....................................................................15
FDC Act  ......................................................................9
Harris Moran..................................................................13
HIV      ......................................................................1
MDA      ......................................................................9
NCI      .....................................................................17
NDA      ......................................................................8
NIAID    .....................................................................17
OMT      ......................................................................1
Organon Teknika................................................................1
OTC      ......................................................................4
PACA     .....................................................................16
PLA      ......................................................................8
PMAs     ......................................................................9
PMN      .....................................................................15
Sakata   .....................................................................13
SAM      .....................................................................11
SB       ......................................................................1
SBIR     .....................................................................17
STA      .....................................................................12
Sweetbriar....................................................................12
TSCA     .....................................................................10
USDA     .....................................................................10
Vinifera ......................................................................1
WHO      ......................................................................2



                                    III - 19

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS.


THE FOLLOWING DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. SPECIAL NOTE: CERTAIN STATEMENTS SET FORTH BELOW CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SEE "NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 28 FOR ADDITIONAL FACTORS RELATING TO SUCH STATEMENTS.

At the 1997 annual meeting, shareholders will vote on a proposal to create two new classes of common stock, one that will track the performance of the Company's agricultural operations and one that will track the performance of the Company's medical products business. The accompanying consolidated financial statements have been prepared to reflect the operating results and financial condition of the Company and its subsidiaries. In addition, combined proforma financial statements have been prepared to reflect, on a separate basis, assuming shareholder approval of the proposal, the operating results and financial condition of the two business groups.


Under the proposed plan, a new class of common stock called Agritope Common Stock (Agritope Stock) will be distributed to Epitope shareholders in the ratio of one-half share of Agritope Stock for each outstanding share of existing common stock. In addition, Epitope shareholders will retain their existing common stock which will be redesignated as Epitope Medical Products Common Stock (Epitope Medical Products Stock) on a share-for-share basis. The approval of the distribution will not result in any transfer of assets or liabilities of the Company. The Company and its subsidiaries will continue to hold title to all its assets and be responsible for all its liabilities. Holders of the Epitope Medical Products and Agritope common stock will have no specific claim against the assets attributed for financial statement presentation purposes to the group whose performance is associated with the class of stock they hold. Liabilities or contingencies of either group that affect the Company's resources or financial condition could affect the financial condition or results of operations of both groups.


The combined operating statements include the cost of certain corporate overhead services which are provided on a centralized basis for the benefit of both groups (Shared Services). Such expenses have been allocated to each group using activity indicators which, in the opinion of management, represent a reasonable measure of the respective group's utilization of or benefit from such Shared Services. Interest earned on investments has been allocated to each group in direct proportion to the allocation of Shared Services. See Note 2 to Historical Financial Statements.

On December 12, 1996, the Company merged with Andrew and Williamson Sales, Co. (A&W) in a transaction accounted for as a pooling of interests. Accordingly, this Proxy/Prospectus includes both historical financial statements and supplemental financial statements which are restated to include the financial position and results of operations of A&W as if the merger had occurred on the first day of the earliest period presented. See Note 13 to Supplemental Financial Statements.


The following discussion is a summary of key factors management considers necessary in reviewing the results of operations, liquidity and capital resources of the Company and its Epitope Medical Products and Agritope groups.



                                    III - 20

                         HISTORICAL FINANCIAL STATEMENTS

                            EPITOPE MEDICAL PRODUCTS

RESULTS OF OPERATIONS


REVENUES. The table below shows the percentage of Epitope Medical Products' total revenue contributed by each of its principal products and by grants and contracts.


FISCAL YEAR                                                     1996                         1995                   1994
Percentage of Revenues from:
Oral Specimen Collection Devices. . .                             59%                          34%                    34%
HIV Confirmatory Tests. . . . . . . . .                           28%                          64%                    65%
Grants and Contracts. . . . . . . . . . .                         13%                           2%                     1%

Epitope Medical Products' product sales increased 73 percent in 1996, to $4.9 million, and 9 percent in 1995 as a result of expanded sales volume of its lead product, the EpiScreen/OraSure oral specimen collection device. Approximately 39 percent of 1996 sales were attributable to shipments in the fourth quarter. Grant and contract revenues amounted to $729,000 in 1996 due to funding of research projects by the group's marketing partner, SmithKline Beecham plc (SB).

The oral specimen collection device, which is sold by the Company under the trade name EpiScreen(TM) and by SB under the trade name OraSure(R), accounted for revenues of $3.3 million in 1996, as compared to $981,000 in 1995, and $833,000 in 1994. The significant increase in 1996 sales resulted from increased sales volume following the June FDA clearance of the OraSure Western blot HIV confirmatory test. For the quarter ended December 31, 1996, sales of EpiScreen/OraSure amounted to $1.9 million, primarily due to increased sales volumes to the insurance testing market. The Company believes that at least 12 U.S. insurance companies currently use EpiScreen for underwriting risk analyses, including three firms in the top 20 life underwriters, and it believes that additional companies plan to commence use of EpiScreen in fiscal 1997. The Company believes that such adoptions of EpiScreen will result in increased sales, but it does not know the magnitude of such increases.

Epitope Medical Products' Western blot HIV confirmatory test produced sales revenues of $1.5 million for 1996, 15 percent below prior year levels. Reduced sales to international markets accounted for the decline. In 1995, on the strength of increased market share in the U.S., confirmatory tests produced revenues of $1.8 million, representing a 7 percent increase over the prior fiscal year.


As of September 30, 1996, Epitope Medical Products had firm orders totaling $1.8 million and $450,000, respectively, for delivery within 90 days of oral specimen collection devices and HIV confirmatory tests, as compared to $488,000 and $329,000, respectively, of firm orders for delivery within 90 days as of September 30, 1995.


GROSS MARGINS. Gross margins on product sales improved to 44.9 percent of sales in 1996 as a result of increased sales volume of EpiScreen/Orasure devices. Margins on EpiScreen/OraSure sales were negative in 1995 and 1994. For the fourth quarter of fiscal 1996, gross margins for product sales were 53 percent. The Company expects gross margins to increase if EpiScreen/OraSure sales volumes increase.


RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses declined 31 percent to $3.2 million in 1996 as a result of cost reductions associated with the Company's September 1995 restructuring program as well as lower levels of clinical trials activity. Research and development expenses increased from $3.7 million in 1994 to $4.6 million in 1995. The increase resulted primarily from increased research projects and clinical trial activities.


                                    III - 21

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses declined 25 percent to $5.0 million in 1996 primarily due to cost reductions implemented in the Company's restructuring program. Selling, general and administrative expenses increased by $3.6 million to $6.7 million in 1995 as a result of increased sales and marketing expenses associated with product launch following the December 1994 FDA approval of the EpiScreen/OraSure device for use in HIV screening. Selling, general and administrative expenses for 1995 included approximately $607,000 for severance payments and other costs associated with implementing the restructuring program. Selling, general and administrative expenses also included $3.0 million, $3.6 million and $1.9 million for the allocation of Shared Services in 1996, 1995 and 1994, respectively.


OTHER INCOME (EXPENSE), NET. Other income for 1996 included a $5.0 million license fee and $200,000 interest income earned from SB as a result of FDA approval of an extension of dating for the EpiScreen/OraSure device. Interest income increased from $236,000 in 1994 to $756,000 in 1995 due to an increase in funds available for investment.


LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and marketable securities allocated to Epitope Medical Products as of year-end totaled $19.6 million in 1996 and $17.1 million in 1995. At September 30, 1996, Epitope Medical Products had working capital of $20.4 million, as compared to $15.4 million at September 30, 1995.


Cash flows from operating activities increased significantly in 1996 due to the receipt of a non-recurring $5 million licensing fee from SB, as well as improved operating results from product sales and research contracts. Fluctuations in working capital components were primarily the result of timing differences. The Company invests its excess cash in marketable securities, and liquidates these securities as cash is needed. 1995 additions to property and equipment reflected investments to expand manufacturing and administrative facilities.


Proceeds from the issuance of equity securities of the Company, augmented by funding from strategic partners and other research grants, have represented the primary sources of funds for meeting Epitope Medical Products' requirements for operations, working capital and business expansion.

Epitope Medical Products anticipates that it will continue to need funds to support its operations and ongoing research and development projects as well as to provide additional manufacturing capacity and related increases in working capital. Epitope Medical Products intends to utilize cash reserves, cash generated from sales of products and research funding from SB and other strategic partners to provide the necessary funds. Epitope may also receive additional funds from the sale of equity securities or from the exercise of outstanding stock options and warrants.


Epitope Medical Products may also receive funds from or transfer funds to Agritope. Such transfers will be either considered as borrowings or as an increase or decrease in an Inter-Group Interest as determined by the Board of Directors, who will also determine the amount of compensatory charges for such transfers, if any. See "Risk Factors--Factors Related to Two Classes of Common Stock--Transfer of Funds Between Groups; Equity Contributions Between Groups."




                                    III - 22

                         HISTORICAL FINANCIAL STATEMENTS

AGRITOPE RESULTS OF OPERATIONS


REVENUES. The table below shows the percentage of Agritope's total revenue contributed by each of its principal products and by grants and contracts:

FISCAL YEAR                                                        1996                     1995                    1994
Percentage of Revenues from:
Grape Plants. . . . . . . . . . . . .                                --%                       4%                      1%
Packaged Fresh Flowers. . . . . .                                    --%                      91%                     97%
Grants and Contracts. . . . . . . .                                 100%                       5%                      2%

Revenues declined from $2.1 million in 1995 to $585,000 in 1996. Revenues for 1994 were $2.2 million. Revenues in 1995 and 1994 included product sales of $2.0 and $2.2 million, respectively, from Agritope's unprofitable wholesale fresh flower packaging and distribution operations (Agrimax) which were divested in the third quarter of fiscal 1995. A grant from the U.S. Department of Agriculture and grants from strategic partners accounted for the increase of grant and contract revenues from $94,000 in 1995 to $585,000 in 1996.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses in 1996, 1995 and 1994 totaled $1.3 million, $2.2 million and $2.4 million, respectively. The decrease from 1995 to 1996 resulted from the divestiture of two Agritope business units. See Note 3 to Historical Financial Statements.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses in 1996, 1995, and 1994 were $1.5 million, $4.5 million and $4.8 million, respectively. Costs in 1995 and 1994 included $2.8 million and $4.1 million, respectively, of costs incurred in Agritope's Agrimax and Vinifera business units, which were divested in 1995. Selling, general and administrative expenses include $1.1 million, $1.9 million and $1.7 million for the allocation of Shared Services in 1996, 1995 and 1994, respectively. The amount of allocated Shared Services decreased in 1996 as a result of the disposition of Agrimax and Vinifera. With the reacquisition of Vinifera in August 1996, the amount of allocated Shared Services is expected to increase slightly in 1997 and subsequent years.

OTHER INCOME (EXPENSE), NET. Interest income increased from $217,000 in 1994 to $408,000 in 1995 due to an increase in funds available for investment.

LIQUIDITY AND CAPITAL RESOURCES

Cash allocated to Agritope totaled $4.9 million at September 30, 1996 and $4.2 million at September 30, 1995. At September 30, 1996, Agritope had working capital of $1.3 million, as compared to $5.1 million at September 30, 1995. The decrease in working capital was principally attributable to the reclassification to current liabilities of $3.6 million of convertible notes which are due June 30, 1997. In November 1996, the Company accepted an offer from a representative of the holders of $3.4 million principal amount of such notes to convert them into 250,367 shares of common stock of the Company at a reduced conversion price of $13.50 per share. Accordingly, the Company will recognize a charge of approximately $1.2 million representing the conversion expense in the first quarter of fiscal year 1997. See Note 13 to Historical Financial Statements.

Cash flows from operating activities improved significantly in 1996 largely due to the divestiture of Agrimax and Vinifera. Fluctuations in working capital components were primarily the result of timing differences. Additions to property and equipment decreased in 1995 primarily due to the divestiture of Agrimax and Vinifera and increased in 1996 as a result of expansion of greenhouse capacity at Vinifera, which was reacquired in August 1996. Expenditures for patents and proprietary technology increased in 1996 primarily related to the Company's ethylene control technology.


                                    III - 23

Proceeds from the issuance of equity securities of the Company, augmented by funding from strategic partners and other research grants, have represented the primary sources of funds for meeting Agritope's requirements for operations, working capital and business expansion.

Agritope expects to continue to require funds to support its operations and research activities. Agritope intends to utilize cash reserves, cash generated from sales of products and research funding from strategic partners and other research grants to provide the necessary funds. Agritope may also receive additional funds from the sale of equity securities or the exercise of outstanding stock options and warrants.


Agritope may also receive funds from or transfer funds to Epitope Medical Products. Such transfers will be either considered as borrowings or as an increase or decrease in an Inter-Group Interest as determined by the Board of Directors, who will also determine the amount of compensatory charges for such transfers, if any. See "Risk Factors--Factors Related to Two Classes of Common Stock--Transfer of Funds Between Groups; Equity Contributions Between Groups."

Agritope's investments include the book value of the investment in two affiliates. Agritope holds an equity interest of approximately 9 percent in UAF, Limited Partnership, a fresh flower distributor in Tampa, Florida and a 19.5 percent interest in Petals USA, Inc., which operates a similar business in St. Paul, Minnesota. These equity interests were obtained in connection with the divestiture of Agrimax. Recent events have caused the Company to determine that the value of such investments has been permanently impaired. Accordingly, the Company anticipates a non-cash charge to results of operations of approximately $1.9 million in the first quarter of fiscal 1997. See Notes 3 and 13 to Historical Financial Statements.


                         HISTORICAL FINANCIAL STATEMENTS

                         EPITOPE, INC. AND SUBSIDIARIES

RESULTS OF OPERATIONS

The Company reported revenues of $6.2 million, $5.0 million and $4.8 million, respectively, for the years ended September 30, 1996, 1995 and 1994. Product sales in 1996 increased due to higher sales volume for Epitope Medical Products, which more than offset a $2.0 million reduction in product sales for Agritope. Grant and contract revenues increased $681,000 for Epitope Medical Products due to research funding received from SB and $491,000 for Agritope which was attributable primarily to a Phase II SBIR grant.


Net losses for 1996, 1995 and 1994 amounted to $1.4 million, $18.5 million and $15.6 million, respectively. The significant improvement in operating results in 1996 was due to (1) increased sales volumes and improved gross margins for Epitope Medical Products' EpiScreen/OraSure oral specimen collection device, (2) a $5.2 million fee and accrued interest from SB to Epitope Medical Products, (3) cost reductions realized as a result of a September 1995 restructuring program, and (4) reduced operating losses as a result of divestiture of Agrimax and Vinifera.


The Company incurred expenses of $4.1 million, $5.5 million and $3.6 million in 1996, 1995 and 1994, respectively, to provide Shared Services to Epitope Medical Products and Agritope. The decrease in such costs in 1996 represented cost savings realized from the restructuring program implemented in September 1995. Such costs increased in 1995 over 1994 levels as the Company increased its infrastructure to respond to current growth and anticipated levels of activity for both groups. See Note 2 to Historical Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and marketable securities on hand as of September 30, 1996 and 1995 totaled $24.5 million and $21.3 million. At September 30, 1996, the Company had working capital of $21.6 million, as compared to $20.5 million at September 30, 1995.


In the financial statements, cash equal to 20 percent of the Company's cash, cash equivalents and marketable securities has been allocated to Agritope. Historically, cash was transferred to the Agritope operations in the form of intercompany loans. For the purpose of preparing the separate statements of Epitope Medical Products and Agritope, such transfers and intercompany balances have been reflected as equity investments in Agritope. If the creation of a second class of common stock is approved, the Company will allocate $______ million of total cash to Agritope as contributed capital.

                                    III - 24

Cash flows from operating activities improved significantly in 1996 due to the receipt of a non-recurring $5 million licensing fee from SB, as well as improved operating results from product sales and research contracts. Fluctuations in working capital components were primarily the result of timing differences. The Company invests its excess cash in marketable securities, and liquidates these securities as cash is needed. Additions to property and equipment decreased in 1995 primarily due to the divestiture of two Agritope business units. Expenditures for patents and proprietary technology increased in 1996 primarily related to the Company's ethylene control technology.

Proceeds from the issuance of equity securities of the Company, augmented by funding from strategic partners and other research grants, have represented the primary sources of funds for meeting the Company's requirements for operations, working capital and business expansion. During 1996, the Company received proceeds of $5.9 million from the exercise of warrants and options to purchase common stock, as compared to $21.1 million in 1995.

The Company anticipates that it will continue to need funds to support ongoing research and development projects as well as to provide additional manufacturing capacity and related increases in working capital. The Company intends to utilize cash reserves, cash generated from sales of products and research funding from SB and other strategic partners to provide the necessary funds. The Company may also receive additional funds from the sale of equity securities or the exercise of outstanding stock options and warrants. The Company believes that it has sufficient capital resources to fund operations and capital expenditures for at least the next two years based on currently expected future cash requirements, although no assurance to that effect can be given. See "Risk Factors--Risks Related to the Company--Need for Additional Funds, Dependence on Commercial and Other Relationships."





                                    III - 25

                        SUPPLEMENTAL FINANCIAL STATEMENTS

                            EPITOPE MEDICAL PRODUCTS

The only modification to the Historical Financial Statements of Epitope Medical Products appearing in the Supplemental Financial Statements are those required to reflect the issuance of 520,000 shares of common stock of the Company in connection with the merger with A&W. The Supplemental Financial Statements are presented as if the shares were outstanding on the first day of the earliest period presented. See "Historical Financial Statements--Epitope Medical Products."

                        SUPPLEMENTAL FINANCIAL STATEMENTS

                                    AGRITOPE
    (MERGED WITH ANDREW AND WILLIAMSON SALES, CO. IN A POOLING OF INTERESTS)

RESULTS OF OPERATIONS

REVENUES. The table below shows the percentage of Agritope's total revenue contributed by each of its principal products and by grants and contracts:

FISCAL YEAR                                                     1996                       1995                    1994
Percentage of Revenues from:
Fresh or Frozen Produce . . . .                                   99%                        96%                      97%
Packaged Fresh Flowers. . . . .                                   --%                         4%                       3%
Grants and Contracts . . . . . .                                   1%                        --%                      --%

Revenues increased to $63.1 million in 1996 as compared to $54.3 million in 1995 and $62.9 in 1994, primarily attributable to produce sales of A&W. Produce sales increased 20 percent in 1996 due to increased sales volume of vine ripe tomatoes, peppers and strawberries. For 1995, produce sales declined as compared to 1994 as a result of scaling back volume of vine ripe tomatoes, coupled with the loss of one contract grower. Revenues in 1995 and 1994 also included packaged fresh flower sales of $2.0 and $2.2 million, respectively, from Agritope's unprofitable wholesale fresh flower packaging and distribution operations (Agrimax) which were divested in the third quarter of fiscal 1995. A grant from the U.S. Department of Agriculture and grants from strategic partners accounted for the increase of grant and contract revenues from $94,000 in 1995 to $585,000 in 1996.

GROSS PROFITS. Gross profits in 1995 and 1994 were adversely affected by negative margins of $1.2 million and $2.4 million, respectively, experienced by Agritope's former fresh flower packaging operations. A&W realized gross profit margins of 8 percent, 6 percent, and 8 percent in 1996, 1995, and 1994, respectively. Gross profits for A&W in 1995 declined by $1.8 million, primarily due to reduced sales volume as well as a tomato crop failure experienced by one of A&W's contract growers. A&W gross profits were adversely affected by charges for costs in excess of the estimated market value of growing crops of $1.8 million, $2.5 million and $2.1 million for 1996, 1995 and 1994, respectively, representing 3 percent, 5 percent, and 3 percent of A&W sales, respectively. Such losses arose primarily from crop failures due to disease or weather conditions. A&W attempts to mitigate the risk of such losses by (1) using contract growers who assume the primary risk of loss, (2) closely monitoring crops in the field, (3) providing technical assistance to growers, (4) spreading its risk over a variety of crops grown at various times throughout the year, (5) establishing limitations on advances for growing crops to a given grower, based on past performance and current financial condition, and (6) diversifying its risk by using a number of different growers located in different geographical locations. However, it is difficult to completely mitigate such risks and the Company expects to incur such losses in the future. See "Risk Factors--Risks Related Primarily to Agritope."

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses in 1996, 1995 and 1994 totaled $1.3 million, $2.2 million and $2.4 million, respectively. The decrease from 1995 to 1996 resulted from the divestiture of the Agrimax and Vinifera business units. See Note 3 to Supplemental Financial Statements.


                                    III - 26

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses in 1996, 1995 and 1994 were $4.8 million, $7.5 million and $8.3 million, respectively. Costs in 1995 and 1994 included $2.8 million and $4.1 million, respectively, of costs incurred at Agritope's Agrimax and Vinifera business units, which were divested in 1995. Selling, general and administrative expenses include $1.1 million, $1.9 million and $1.7 million for the allocation of Shared Services in 1996, 1995 and 1994, respectively. The amount of allocated Shared Services decreased in 1996 as a result of the disposition of Agrimax and Vinifera. With the reacquisition of Vinifera in August 1996, the amount of allocated Shared Services is expected to increase slightly in 1997 and subsequent years. The Company does not expect to allocate significant Shared Services costs to A&W in 1997 since A&W currently performs many of these services on a stand alone basis.

OTHER INCOME (EXPENSE), NET. Interest income increased from $217,000 in 1994 to $408,000 in 1995 due to an increase in funds available for investment. Interest expense in 1996 increased primarily due to an increase in borrowings under the A&W bank credit line.

LIQUIDITY AND CAPITAL RESOURCES

Cash allocated to Agritope totaled $4.9 million at September 30, 1996 and $4.2 million at September 30, 1995. At September 30, 1996, Agritope had working capital of $0.8 million, as compared to $5.8 million at September 30, 1995. The decrease in working capital was principally attributable to the reclassifications to current liabilities of $3.6 million of convertible notes which are due June 30, 1997, and $2.2 million of subordinated notes which A&W repaid in fiscal 1997. In November 1996, the Company entered into an agreement with holders of $3.4 million of convertible notes to convert them into 250,367 shares of common stock of the Company at a reduced conversion price of $13.50 per share. Accordingly, the Company will recognize a charge of approximately $1.2 million representing the conversion expense in the first quarter of fiscal 1997. See Note 13 to Supplemental Financial Statements.

Cash flows from operating activities improved significantly in 1996 largely due to the divestiture of Agrimax and Vinifera. Fluctuations in working capital components were primarily the result of timing differences and, in 1995, lower sales volume at A&W. Additions to property and equipment decreased in 1995 primarily due to the divestiture of Agrimax and Vinifera and increased in 1996 as a result of expansion of greenhouse capacity at Vinifera, which was reacquired in August 1996. Expenditures for patents and proprietary technology increased in 1996 primarily related to the Company's ethylene control technology.

Proceeds from the issuance of equity securities of the Company and A&W bank borrowings, augmented by funding from strategic partners and other research grants, have represented the primary sources of funds for meeting Agritope's requirements for operations, working capital and business expansion.

Agritope expects to continue to require funds to support its operations and research activities. Agritope intends to utilize bank borrowings, cash reserves, cash generated from sales of products and research funding from strategic partners and other research grants to provide the necessary funds. Agritope may also receive additional funds from the sale of equity securities or the exercise of outstanding stock options and warrants.

Agritope may also receive funds from or transfer funds to Epitope Medical Products. Such transfers will be either considered as borrowings or as an increase or decrease in Inter-Group Interest as determined by the Board of Directors who will also determine the amount of compensatory charges for such transfers, if any. See "Risk Factors--Factors Related to Two Classes of Common Stock--Transfer of Funds Between Groups; Equity Contributions Between Groups."

Agritope's investments include the book value of the investment in two affiliates. Agritope holds an equity interest of approximately 9 percent in UAF, Limited Partnership, a fresh flower distributor in Tampa, Florida and a 19.5 percent interest in Petals USA, Inc., which operates a similar business in St. Paul, Minnesota. These equity interests were obtained in connection with divestiture of Agrimax's fresh flower distribution business. Recent events have caused the Company to determine that the value of such investments has been permanently impaired. Accordingly, the Company anticipates a non-cash charge to results of operations of approximately $1.9 million in the first quarter of fiscal 1997. See Notes 3 and 13 to Supplemental Financial Statements.


                                    III - 27

                        SUPPLEMENTAL FINANCIAL STATEMENTS

                         EPITOPE, INC. AND SUBSIDIARIES
    (MERGED WITH ANDREW AND WILLIAMSON SALES, CO. IN A POOLING OF INTERESTS)

RESULTS OF OPERATIONS

The Company reported revenues of $68.7 million, $57.1 million and $65.5 million, respectively, for the years ended September 30, 1996, 1995 and 1994. A&W recorded sales of $62.5 million, $52.2 million and $60.7 million, respectively for such periods. Grant and contract revenues increased $681,000 for Epitope Medical Products due to research funding received from SB and $491,000 for Agritope which was attributable primarily to a Phase II SBIR grant.


Net losses for 1996, 1995 and 1994 amounted to $0.3 million, $18.9 million and $14.6 million, respectively. The significant improvement in operating results in 1996 was due to (1) increased sales volumes and improved gross margins for Epitope Medical Products' EpiScreen/OraSure oral specimen collection device, (2) a $5.2 million fee and accrued interest from SB to Epitope Medical Products, (3) cost reductions realized as a result of a September 1995 restructuring program,
(4) reduced operating losses as a result of divestiture of Agrimax and Vinifera and (5) operating profits from A&W. The Company incurred expenses of $4.1 million, $5.5 million and $3.6 million in 1996, 1995 and 1994, respectively, to provide Shared Services to Epitope Medical Products and Agritope. The decrease in such costs in 1996 represented costs savings realized from the restructuring program implemented in September 1995. Such costs increased in 1995 over 1994 levels as the Company increased its infrastructure to respond to current growth and anticipated levels of activity for both groups. See Note 2 to Supplemental Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and marketable securities on hand as of September 30, 1996 and 1995 totaled $24.5 million and $21.3 million. At September 30, 1996, the Company had working capital of $21.1 million, as compared to $21.2 million at September 30, 1995.

In the financial statements, cash equal to 20 percent of the Company's cash, cash equivalents and marketable securities has been allocated to Agritope. Historically, cash was transferred to the Agritope operations in the form of intercompany loans. For the purpose of preparing the separate statements of Epitope Medical Products and Agritope, such transfers and intercompany balances have been reflected as equity investments in Agritope. If the creation of a second class of common stock is approved, the Company will allocate $_____ million of total cash to Agritope as additional contributed capital.

Cash flows from operating activities improved significantly in 1996 due to the receipt of a non-recurring $5 million licensing fee from SB, as well as improved operating results from product sales and research contracts. Fluctuations in working capital components were primarily the result of timing differences and, in 1995, lower sales volume at A&W. The company invests its excess cash in marketable securities, and liquidates these securities as cash is needed. Additions to property and equipment decreased in 1995 primarily due to the divestiture of Agrimax and Vinifera. Expenditures for patents and proprietary technology increased in 1996 primarily related to the Company's ethylene control technology.

Proceeds from the issuance of equity securities of the Company and A&W bank borrowings, augmented by funding from strategic partners and other research grants, have represented the primary sources of funds for meeting the Company's requirements for operations, working capital and business expansion. During 1996, the Company received proceeds of $5.9 million from the exercise of warrants and options to purchase common stock, as compared to $21.1 million in 1995.

The Company anticipates that it will continue to need funds to support ongoing research and development projects as well as to provide additional manufacturing capacity and related increases in working capital. The Company intends to utilize cash reserves, cash generated from sales of products and research funding from SB and other strategic partners to provide the necessary funds. The Company may also receive additional funds from the sale of equity securities or the exercise of outstanding stock options and warrants. The Company believes that it has sufficient capital resources to fund operations and capital expenditures for at least the next two years based on currently expected future cash requirements, although no assurance to that effect can be given. See "Risk Factors--Risks Related to the Company--Need for Additional Funds, Dependence on Commercial and Other Relationships."


                                    III - 28

                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                   HISTORICAL QUARTERLY RESULTS OF OPERATIONS
                  (UNAUDITED) (In thousands, except net income
                                (loss) per share)

    The following table presents summarized historical quarterly results of operations for each of the fiscal quarters in the Company's fiscal years ended September 30, 1996 and 1995. These quarterly results are unaudited, but, in the opinion of management, have been prepared on the same basis as the Company's audited financial information and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The summarized historical quarterly results of operations have not been restated to give effect to the merger with Andrew & Williamson Sales, Co. on December 12, 1996. The merger has been accounted for as a pooling of interests. See Supplemental Quarterly Results of Operations below. The data should be read in conjunction with the Financial Statements and related notes included in this Prospectus/Proxy Statement.

                                                 FIRST           SECOND             THIRD            FOURTH
EPITOPE MEDICAL PRODUCTS                       QUARTER          QUARTER           QUARTER           QUARTER         TOTAL
Year ended September 30, 1996
Revenues.....................................  $ 1,225          $ 1,207           $ 1,107           $ 2,055       $ 5,594
Operating costs and expenses.................    2,510            2,819             2,507             3,045        10,881
Other income, net............................      224              218             5,345               240         6,027
Net income (loss)............................   (1,061)          (1,394)            3,945              (751)          739
Proforma net income (loss) per share.........     (.08)            (.11)              .29              (.06)          .06

Year ended September 30, 1995
Revenues.....................................  $   715          $   722           $   873           $   546       $ 2,856
Operating costs and expenses.................    2,679            3,288             3,823             4,673        14,463
Other income, net............................      101              149               277               229           756
Net loss.....................................   (1,863)          (2,417)           (2,673)           (3,898)      (10,851)
Proforma net loss per share..................     (.17)            (.21)             (.22)             (.31)         (.91)

                                                 FIRST           SECOND             THIRD            FOURTH
AGRITOPE                                       QUARTER          QUARTER           QUARTER           QUARTER         TOTAL
Year ended September 30, 1996
Revenues.....................................   $   87           $  263            $  165            $   70        $  585
Operating costs and expenses.................      675              690               690               766         2,821
Other income (expense), net..................       (3)               5                79                16            97
Net loss.....................................     (591)            (423)             (446)             (679)       (2,139)
Proforma net loss per share..................     (.09)            (.07)             (.06)             (.11)         (.34)

Year ended September 30, 1995
Revenues.....................................   $  419           $  953            $  695            $   43       $ 2,110
Operating costs and expenses.................    2,891            3,433             2,201             1,395         9,920
Other income, net............................       33               65                31                37           166
Net loss.....................................   (2,439)          (2,415)           (1,475)           (1,316)       (7,645)
Proforma net loss per share..................     (.44)            (.41)             (.24)             (.21)        (1.29)

                                                 FIRST           SECOND             THIRD            FOURTH
EPITOPE, INC. AND SUBSIDIARIES                 QUARTER          QUARTER           QUARTER           QUARTER         TOTAL
Year ended September 30, 1996
Revenues.....................................  $ 1,311          $ 1,470           $ 1,272           $ 2,126       $ 6,179
Operating costs and expenses.................    3,185            3,510             3,197             3,810        13,702
Other income, net............................      222              223             5,425               253         6,123
Net income (loss)............................   (1,652)          (1,817)            3,500            (1,431)       (1,400)
Net income (loss) per share..................     (.13)            (.14)              .25              (.11)         (.11)

Year ended September 30, 1995
Revenues.....................................  $ 1,135          $ 1,675           $ 1,569           $   586       $ 4,965
Operating costs and expenses.................    5,571            6,721             6,025             6,066        24,383
Other income, net............................      134              214               308               266           922
Net loss.....................................   (4,302)          (4,832)           (4,148)           (5,214)      (18,496)
Net loss per share...........................     (.39)            (.41)             (.34)             (.42)        (1.56)


                                    III - 29

                  SUPPLEMENTAL QUARTERLY RESULTS OF OPERATIONS
                  (UNAUDITED) (In thousands, except net income
                                (loss) per share)

The following table presents summarized supplemental quarterly results of operations for each of the fiscal quarters in the Company's fiscal years ended September 30, 1996 and 1995. These quarterly results are unaudited, but, in the opinion of management, have been prepared on the same basis as the Company's audited financial information and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The summarized supplemental quarterly results of operations have been restated to give effect to the merger with Andrew and Williamson Sales, Co. on December 12, 1996. The merger has been accounted for as a pooling of interests. The data should be read in conjunction with the Financial Statements and related notes included in this Prospectus/Proxy Statement.

                                                 FIRST           SECOND             THIRD            FOURTH
EPITOPE MEDICAL PRODUCTS                       QUARTER          QUARTER           QUARTER           QUARTER         TOTAL
Year ended September 30, 1996
Revenues.....................................  $ 1,225          $ 1,207           $ 1,107           $ 2,055       $ 5,594
Operating costs and expenses.................    2,510            2,819             2,507             3,045        10,881
Other income, net............................      224              218             5,345               240         6,027
Net income (loss)............................   (1,061)          (1,394)            3,945              (751)          739
Proforma net income (loss) per share.........     (.08)            (.11)              .27              (.06)          .05

Year ended September 30, 1995
Revenues..................................... $    715           $  722            $  873            $  546       $ 2,856
Operating costs and expenses.................    2,679            3,288             3,823             4,673        14,463
Other income net.............................      101              149               277               229           756
Net loss.....................................   (1,863)          (2,417)           (2,673)           (3,898)      (10,851)
Proforma net loss per share..................     (.16)            (.20)             (.21)             (.30)         (.87)

                                                 FIRST           SECOND             THIRD            FOURTH
AGRITOPE                                       QUARTER          QUARTER           QUARTER           QUARTER         TOTAL
Year ended September 30, 1996
Revenues.....................................  $12,978          $10,291           $26,658           $13,130       $63,057
Operating costs and expenses.................   13,671            9,917            26,323            13,479        63,390
Other expense, net...........................     (132)            (189)             (181)             (169)         (671)
Net income (loss)............................     (825)             184               154              (517)       (1,004)
Proforma net income (loss) per share.........     (.13)             .03               .02              (.08)         (.15)

Year ended September 30, 1995
Revenues.....................................  $15,120          $ 9,682           $17,080           $12,407       $54,289
Operating costs and expenses.................   18,217           11,499            18,912            13,431        62,059
Other expense, net...........................      (78)             (19)              (77)              (78)         (252)
Net loss.....................................   (3,175)          (1,836)           (1,909)           (1,102)       (8,022)
Proforma net loss per share..................     (.55)            (.30)             (.30)             (.17)        (1.29)

                                                 FIRST           SECOND             THIRD            FOURTH
EPITOPE, INC. AND SUBSIDIARIES                 QUARTER          QUARTER           QUARTER           QUARTER         TOTAL
Year ended September 30, 1996
Revenues.....................................  $14,202          $11,498           $27,765           $15,185       $68,650
Operating costs and expenses.................   16,181           12,737            28,830            16,523        74,271
Other income, net............................       93               29             5,165                69         5,356
Net income (loss)............................   (1,886)          (1,210)            4,100            (1,269)         (265)
Net income (loss) per share..................     (.14)            (.09)              .29              (.09)         (.02)

Year ended September 30, 1995
Revenues.....................................  $15,836          $10,404           $17,954           $12,950       $57,144
Operating costs and expenses.................   20,896           14,788            22,736            18,102        76,522
Other income, net............................       22              130               200               152           504
Net loss.....................................   (5,038)          (4,253)           (4,582)           (5,001)      (18,874)
Net loss per share...........................     (.44)            (.35)             (.36)             (.39)        (1.52)

                                    III - 30


INDEX TO FINANCIAL STATEMENTS
                                                                                                                     PAGE

HISTORICAL FINANCIAL STATEMENTS

Report of Independent Accountants..................................................................................III-32

Epitope Medical Products
Combined Balance Sheets at September 30, 1996 and 1995.............................................................III-33
Combined Statements of Operations for years ended September 30, 1996, 1995, and 1994...............................III-34
Combined Statements of Changes in Group Equity for years ended September 30, 1996, 1995, and 1994..................III-35
Combined Statements of Cash Flows for years ended September 30, 1996, 1995, and 1994...............................III-36

Agritope
Combined Balance Sheets at September 30, 1996 and 1995.............................................................III-37
Combined Statements of Operations for years ended September 30, 1996, 1995, and 1994...............................III-38
Combined Statements of Changes in Group Equity for years ended September 30, 1996, 1995, and 1994..................III-39
Combined Statements of Cash Flows for years ended September 30, 1996, 1995, and 1994...............................III-40

Epitope, Inc. and Subsidiaries
Consolidated Balance Sheets at September 30, 1996 and 1995.........................................................III-41
Consolidated Statements of Operations for years ended September 30, 1996, 1995, and 1994...........................III-42
Consolidated Statements of Changes in Shareholders' Equity for years ended September 30, 1996, 1995, and 1994.........................................................................................................III-43
Consolidated Statements of Cash Flows for years ended September 30, 1996, 1995, and 1994...........................III-44

Notes to Historical Financial Statements...........................................................................III-45


SUPPLEMENTAL FINANCIAL STATEMENTS

Report of Independent Accountants..................................................................................III-60

Report of Independent Auditors.....................................................................................III-61

Epitope Medical Products
Combined Balance Sheets at September 30, 1996 and 1995.............................................................III-62
Combined Statements of Operations for years ended September 30, 1996, 1995, and 1994 ..............................III-63
Combined Statements of Changes in Group Equity for years ended September 30, 1996, 1995, and 1994..................III-64
Combined Statements of Cash Flows for years ended September 30, 1996, 1995, and 1994...............................III-65

Agritope (merged with Andrew and Williamson Sales, Co. in a pooling of interests)
Combined Balance Sheets at September 30, 1996 and 1995.............................................................III-66
Combined Statements of Operations for years ended September 30, 1996, 1995, and 1994 ..............................III-67
Combined Statements of Changes in Group Equity for years ended September 30, 1996, 1995, and 1994..................III-68
Combined Statements of Cash Flows for years ended September 30, 1996, 1995, and 1994...............................III-69


Epitope, Inc. and Subsidiaries (merged with Andrew and Williamson Sales, Co. in a pooling of interests)
Consolidated Balance Sheets at September 30, 1996 and 1995.........................................................III-70
Consolidated Statements of Operations for years ended September 30, 1996, 1995, and 1994 ..........................III-71
Consolidated Statements of Changes in Shareholders' Equity for years ended September 30, 1996, 1995, and 1994.........................................................................................................III-72
Consolidated Statements of Cash Flows for years ended September 30, 1996, 1995, and 1994...........................III-73

Notes to Supplemental Financial Statements.........................................................................III-74

                                    III - 31

                         HISTORICAL FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Epitope, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of changes in shareholders'/group equity, and of cash flows present fairly, in all material respects, the financial position of Epitope Medical Products group and Agritope group (as described in Note 1 to these financial statements) and Epitope, Inc. and its subsidiaries at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Portland, Oregon
October 28, 1996, except for Note 13 as to which the date is November 14, 1996, November 25, 1996, December 12, 1996, and December 26, 1996.


                                    III - 32


HISTORICAL FINANCIAL STATEMENTS
EPITOPE MEDICAL PRODUCTS
COMBINED BALANCE SHEETS
SEPTEMBER 30                                                                              1996                      1995

Assets
Current assets
Cash and cash equivalents (Note 2)....................................            $    795,787              $     13,210
Marketable securities (Note 2)........................................              18,818,120                17,080,246
Trade accounts receivable, net (Note 2)...............................               1,147,599                   231,621
Other accounts receivable.............................................                 174,083                   382,753
Inventories (Note 2)..................................................               1,157,930                 1,433,746
Prepaid expenses......................................................                  89,518                   103,399
                                                                                  ------------             -------------
Total current assets..................................................              22,183,037                19,244,975

Property and equipment, net (Notes 2 and 4)...........................               1,542,757                 1,989,769
Patents and proprietary technology, net (Note 2)......................                 601,234                   415,010
Investments in affiliated companies...................................                       -                   142,510
Other assets and deposits (Note 5)....................................                  22,758                    38,328
                                                                                 -------------             -------------
                                                                                   $24,349,786               $21,830,592

Liabilities and Group Equity
Current liabilities
Accounts payable......................................................            $    449,170              $    819,424
Salaries, benefits and other accrued liabilities
  (Notes 2 and 9).....................................................               1,368,166                 2,976,167
                                                                                   -----------               -----------
Total current liabilities.............................................               1,817,336                 3,795,591

Commitments and Contingencies (Notes 6,8,9,10 and 11).................                       -                         -

Group equity (Note 6)
Contributed capital...................................................              64,237,350                60,479,315
Accumulated deficit...................................................             (41,704,900)              (42,444,314)
                                                                                  -------------             -------------
                                                                                    22,532,450                18,035,001

                                                                                   $24,349,786               $21,830,592

The accompanying notes are an integral part of these statements.


                                    III - 33


HISTORICAL FINANCIAL STATEMENTS
EPITOPE MEDICAL PRODUCTS
COMBINED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30                                    1996                     1995                   1994

Revenues
Product sales........................................       $ 4,864,378              $ 2,806,850            $ 2,580,798
Grants and contracts ................................           729,271                   48,672                 24,560
                                                           ------------             ------------            -----------
                                                              5,593,649                2,855,522              2,605,358

Costs and expenses
Product costs........................................         2,681,429                3,163,012              2,141,319
Research and development costs.......................         3,165,838                4,617,246              3,681,326
Selling, general and administrative expenses.........         5,033,491                6,682,860              3,066,896
                                                           ------------            -------------          -------------
                                                             10,880,758               14,463,118              8,889,541

Loss from operations.................................        (5,287,109)             (11,607,596)            (6,284,183)

Other income (expense), net
Interest income......................................         1,025,030                  756,743                237,467
License fee..........................................         5,000,000                        -                      -
Other, net ..........................................             1,493                     (319)                (1,541)
                                                           ------------            --------------         --------------
                                                              6,026,523                  756,424                235,926

Net income (loss)....................................       $   739,414             $(10,851,172)           $(6,048,257)

Proforma net income (loss) per share.................       $       .06             $       (.91)           $      (.60)

Proforma weighted average number of shares
 outstanding.........................................        13,440,396               11,886,234             10,050,129

The accompanying notes are an integral part of these statements.



                                    III - 34


HISTORICAL FINANCIAL STATEMENTS
EPITOPE MEDICAL PRODUCTS
COMBINED STATEMENTS OF CHANGES IN GROUP EQUITY
                                                            CONTRIBUTED              ACCUMULATED
                                                                CAPITAL                  DEFICIT                  TOTAL
Balances at September 30, 1993.....................         $34,167,582             $(25,544,885)          $  8,622,697
Common stock issued upon
  exercise of options..............................             636,293                        -                636,293
Common stock issued as
  compensation.....................................             318,386                        -                318,386
Compensation expense for
  stock option grants..............................             823,350                        -                823,350
Common stock issued upon
  exercise of warrants.............................           9,718,259                        -              9,718,259
Common stock issued in
  private placement................................          17,057,563                        -             17,057,563
Equity issuance costs..............................          (3,335,261)                       -             (3,335,261)
Net cash to Agritope...............................         (12,132,173)                                    (12,132,173)
Net loss for the year..............................                   -               (6,048,257)            (6,048,257)
                                                        ---------------            --------------         --------------
Balances at September 30, 1994.....................          47,253,999              (31,593,142)            15,660,857

Common stock issued upon
  exercise of options..............................           2,145,673                        -              2,145,673
Common stock issued as
  compensation.....................................             196,802                        -                196,802
Compensation expense for
  stock option grants..............................           1,056,335                        -              1,056,335
Common stock issued upon
  exercise of warrants.............................          18,892,750                        -             18,892,750
Equity issuance costs..............................            (735,390)                       -               (735,390)
Net cash to Agritope...............................          (8,330,854)                                     (8,330,854)
Net loss for the year..............................                   -              (10,851,172)           (10,851,172)
                                                          -------------           ---------------         --------------
Balances at September 30, 1995.....................          60,479,315              (42,444,314)            18,035,001

Common stock issued upon
  exercise of options..............................           4,886,118                        -              4,886,118
Common stock issued as compensation................             249,086                        -                249,086
Compensation expense for stock
  option grants....................................             815,019                        -                815,019
Common stock issued upon
  exercise of warrants.............................             826,600                        -                826,600
Equity issuance costs..............................                (152)                       -                   (152)
Net cash to Agritope...............................          (3,018,636)                       -             (3,018,636)
Net income for the year............................                   -                  739,414                739,414
                                                         --------------          ---------------        ---------------
Balances at September 30, 1996.....................         $64,237,350             $(41,704,900)           $22,532,450

The accompanying notes are an integral part of these statements.


                                    III - 35


HISTORICAL FINANCIAL STATEMENTS
EPITOPE MEDICAL PRODUCTS
COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30                                    1996                     1995                   1994

Cash flows from operating activities
Net income (loss) ........................................  $   739,414             $(10,851,172)          $ (6,048,257)
Adjustments to reconcile net income (loss)
  to net cash used in operating activities:
Depreciation and amortization ............................      792,885                  795,295                651,076
(Gain) loss on disposition of property ...................       (1,098)                     319                  1,541
Increase in accounts receivable and
  other receivables ......................................     (707,308)                 (76,549)              (180,767)
Increase (decrease) in inventories .......................      275,816                 (375,640)              (272,279)
Decrease in prepaid expenses .............................       13,881                   38,031                 43,354
Decrease (increase) in other assets and deposits..........       15,570                  (42,658)                (6,227)
Increase (decrease) in accounts payable and
 accrued liabilities .....................................   (2,151,110)               2,273,364                329,875
Common stock issued as compensation for services..........      249,086                  196,802                318,386
Compensation expense for stock option grants and
 deferred salary increases ...............................      815,019                1,056,335                915,351
                                                             ----------             ------------            -----------
Net cash provided by (used in) operating activities ......       42,155               (6,985,873)            (4,247,947)

Cash flows from investing activities
Investment in marketable securities ......................  (47,608,270)             (16,194,994)            (5,603,414)
Proceeds from sale of marketable securities ..............   45,870,396                4,718,162                     -
Additions to property and equipment ......................     (180,112)              (1,112,292)              (461,914)
Proceeds from sale of property ...........................        7,432                    1,085                  1,000
Expenditures for patents and proprietary
 technology ..............................................     (358,319)                (126,927)              (185,805)
Investment in affiliated companies .......................      142,510                   42,552                 64,938
                                                            -----------             ------------            -----------
Net cash used in investing activities ....................   (2,126,363)             (12,672,414)            (6,185,195)

Cash flows from financing activities
Proceeds from issuance of common stock ...................    5,885,573               21,060,912             24,387,702
Cost of common stock issuance ............................         (152)                (757,877)              (310,849)
Cash to Agritope .........................................   (3,018,636)              (8,330,854)           (12,132,173)
                                                            ------------            -------------          -------------
Net cash provided by financing activities ................    2,866,785               11,972,181             11,944,680

Net increase (decrease) in cash and cash equivalents .....      782,577               (7,686,106)             1,511,538
Cash and cash equivalents at beginning of year ...........       13,210                7,699,316              6,187,778
                                                            -----------             ------------           ------------
Cash and cash equivalents at end of year .................  $   795,787             $     13,210           $  7,699,316

The accompanying notes are an integral part of these statements.

                                    III - 36


HISTORICAL FINANCIAL STATEMENTS
AGRITOPE
COMBINED BALANCE SHEETS
SEPTEMBER 30                                                          1996                  1995                   1996
                                                                                                            PROFORMA (1)
Assets
Current assets
Cash and cash equivalents (Note 2) .........................  $  4,903,476          $  4,246,687           $  4,903,476
Trade accounts receivable, net (Note 2) ....................       264,986               135,866                264,986
Other accounts receivable ..................................        32,337               993,790                 32,337
Inventories (Note 2) .......................................       509,745                     -                509,745
Prepaid expenses ...........................................           812                56,064                    812
                                                             -------------         -------------           ------------
Total current assets .......................................     5,711,356             5,432,407              5,711,356

Property and equipment, net (Notes 2 and 4) ................     1,286,196               555,003              1,286,196
Patents and proprietary technology, net (Note 2) ...........       510,244               140,757                510,244
Investment in affiliated companies (Note 3) ................     2,448,623             1,974,833              2,448,623
Other assets and deposits (Note 5) .........................       140,513               200,430                 54,379
                                                             -------------         -------------          -------------
                                                              $ 10,096,932          $  8,303,430           $ 10,010,798

Liabilities and Group Equity
Current liabilities
Current portion of installment notes payable ...............  $            -        $     17,758           $          -
Convertible notes, due 1997 (Notes 5 and 13) ...............     3,620,003                     -                240,003
Accounts payable ...........................................        91,474               125,971                 91,474
Salaries, benefits and other accrued liabilities
  (Notes 2 and 9) ..........................................       735,478               206,349                735,478
                                                             -------------          ------------           ------------
Total current liabilities ..................................     4,446,955               350,078              1,066,955

Long-term portion of installment notes payable .............             -                21,749                      -
Convertible notes, due 1997 (Notes 5 and 13) ...............             -             3,620,003                      -
Commitments and contingencies (Notes 6,8,9, and 10) ........             -                     -                      -
Minority interest ..........................................       215,407                     -                215,407

Group equity (Note 6)
Contributed capital ........................................    36,714,932            33,452,632             41,225,452
Accumulated deficit ........................................   (31,280,362)          (29,141,032)           (32,497,016)
                                                              -------------         -------------         --------------
                                                                 5,434,570             4,311,600              8,728,436

                                                              $ 10,096,932          $  8,303,430           $ 10,010,798

(1) Reflects the proforma effect of conversion of $3,380,000 principal amount of Agritope notes into 250,367 shares of common stock of Epitope at an exchange price of $13.50 per share (see Note 13).

The accompanying notes are an integral part of these statements.



                                    III - 37


HISTORICAL FINANCIAL STATEMENTS
AGRITOPE
COMBINED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30                                       1996                  1995                   1994
Revenues
Product sales .............................................  $           -           $ 2,015,318            $ 2,179,742
Grants and contracts ......................................        585,485                94,370                 33,642
                                                              ------------          ------------           ------------
                                                                   585,485             2,109,688              2,213,384

Costs and expenses
Product costs .............................................              -             3,235,675              4,575,149
Research and development costs ............................      1,338,703             2,204,993              2,368,880
Selling, general and administrative expenses...............      1,482,694             4,479,498              4,759,219
                                                              ------------           -----------            -----------
                                                                 2,821,397             9,920,166             11,703,248

Loss from operations ......................................     (2,235,912)           (7,810,478)            (9,489,864)

Other income (expense), net
Interest income............................................        361,938               408,097                216,934
Interest expense...........................................       (265,356)             (241,775)              (236,121)
Other, net.................................................              -                  (500)               (75,280)
                                                              ------------           ------------          -------------
                                                                    96,582               165,822                (94,467)

Net loss .................................................   $  (2,139,330)          $(7,644,656)           $(9,584,331)

Proforma net loss per share ..............................   $        (.34)          $     (1.29)           $     (1.91)

Proforma weighted average number of shares
  outstanding ............................................       6,330,710             5,943,117              5,025,064


The accompanying notes are an integral part of these statements.



                                    III - 38


HISTORICAL FINANCIAL STATEMENTS
AGRITOPE
COMBINED STATEMENTS OF CHANGES IN GROUP EQUITY
                                                               CONTRIBUTED           ACCUMULATED
                                                                   CAPITAL               DEFICIT                 TOTAL
Balances at September 30, 1993 ..............................  $11,259,717          $(11,912,045)         $   (652,328)
Common stock issued as
  compensation ..............................................       50,392                     -                50,392
Compensation expense for
  stock option grants .......................................      343,922                     -               343,922
Common stock issued upon
  exchange of convertible notes .............................      559,964                     -               559,964
Equity issuance costs .......................................      (40,267)                    -               (40,267)
Net cash from Epitope Medical Products ......................   12,132,173                     -            12,132,173
Net loss for the year .......................................            -            (9,584,331)           (9,584,331)
                                                                -----------          ------------           -----------
Balances at September 30, 1994 ..............................   24,305,901           (21,496,376)            2,809,525

Common stock issued as compensation .........................       69,998                     -                69,998
Compensation expense for stock option grants ................      318,375                     -               318,375
Common stock issued upon exchange of convertible
  notes .....................................................      449,991                     -               449,991
Equity issuance costs .......................................      (22,487)                    -               (22,487)
Net cash from Epitope Medical Products ......................    8,330,854                     -             8,330,854
Net loss for the year .......................................            -            (7,644,656)           (7,644,656)
                                                                -----------          ------------           -----------
Balances at September 30, 1995 ..............................   33,452,632           (29,141,032)            4,311,600

Common stock issued as compensation .........................       14,500                     -                14,500
Compensation expense for stock
  option grants .............................................      229,164                     -               229,164
Net cash from Epitope Medical Products ......................    3,018,636                     -             3,018,636
Net loss for the year .......................................            -            (2,139,330)           (2,139,330)
                                                                -----------          ------------          ------------
Balances at September 30, 1996 ..............................  $36,714,932          $(31,280,362)         $  5,434,570


The accompanying notes are an integral part of these statements.



                                    III - 39


HISTORICAL FINANCIAL STATEMENTS
AGRITOPE
COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30                                       1996                  1995                   1994
Cash flows from operating activities
Net loss ..................................................    $(2,139,330)          $(7,644,656)           $(9,584,331)
Adjustments to reconcile net loss to net cash
  used in operating activities:
Depreciation and amortization .............................        294,045               663,380                505,135
Loss on disposition of property ...........................              -                   500                 74,130
Decrease (increase) in accounts receivable and
  other receivables .......................................        832,333              (945,501)              (140,268)
Decrease (increase) in inventories ........................       (509,745)               88,737               (385,928)
Decrease (increase) in prepaid expenses ...................         55,252               (55,639)                36,965
Decrease (increase) in other assets and deposits...........        (36,219)                9,137                  6,562
Increase (decrease) in accounts payable and
 accrued liabilities ......................................        494,632              (104,680)                67,457
Common stock issued as compensation for services...........         14,500                69,998                 50,392
Compensation expense for stock option grants and
 deferred salary increases ................................        229,164               318,375                343,922
                                                               -----------           -----------            -----------
Net cash used in operating activities .....................       (765,368)           (7,600,349)            (9,025,964)

Cash flows from investing activities
Additions to property and equipment .......................       (886,646)             (238,558)            (2,128,835)
Proceeds from sale of property ............................                               13,258
Expenditures for patents and proprietary
 technology ...............................................       (411,943)             (178,208)                   135
Investment in affiliated companies ........................       (473,790)              610,146
Minority Interest in affiliated companies .................        215,407                     -                      -
                                                               -----------           -----------            -----------
Net cash (used in) provided by investing activities .......     (1,556,972)              206,638             (2,128,700)

Cash flows from financing activities
Principal payments under installment purchase
 and capital lease obligations ............................        (39,507)              (16,137)               (20,726)
Cash from Epitope Medical Products ........................      3,018,636             8,330,854             12,132,173
                                                               -----------           -----------            -----------
Net cash provided by financing activities .................      2,979,129             8,314,717             12,111,447

Net increase in cash and cash equivalents .................        656,789               921,006                956,783
Cash and cash equivalents at beginning of year ............      4,246,687             3,325,681              2,368,898
                                                               -----------           -----------            -----------
Cash and cash equivalents at end of year ..................    $ 4,903,476           $ 4,246,687            $ 3,325,681

The accompanying notes are an integral part of these statements.



                                    III - 40


HISTORICAL FINANCIAL STATEMENTS
EPITOPE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30                                                          1996                  1995                   1996
                                                                                                            PROFORMA (1)
Assets
Current assets
Cash and cash equivalents (Note 2) ........................   $  5,699,263          $  4,259,897          $   5,699,263
Marketable securities (Note 2) ............................     18,818,120            17,080,246             18,818,120
Trade accounts receivable, net (Note 2) ...................      1,412,585               367,487              1,412,585
Other accounts receivable .................................        206,420             1,376,543                206,420
Inventories (Note 2) ......................................      1,667,675             1,433,746              1,667,675
Prepaid expenses ..........................................         90,330               159,463                 90,330
                                                              ------------          ------------           ------------
Total current assets ......................................     27,894,393            24,677,382             27,894,393

Property and equipment, net (Notes 2 and 4) ...............      2,828,953             2,544,772              2,828,953
Patents and proprietary technology, net (Note 2) ..........      1,111,478               555,767              1,111,478
Investment in affiliated companies (Note 3) ...............      2,448,623             2,117,343              2,448,623
Other assets and deposits (Note 5) ........................        163,271               238,758                 77,137
                                                              ------------          ------------          -------------
                                                              $ 34,446,718          $ 30,134,022           $ 34,360,584

Liabilities and Shareholders' Equity
Current liabilities
Current portion of installment notes payable ..............   $           -         $     17,758           $          -
Convertible notes, due 1997 (Notes 5 and 13) ..............      3,620,003                     -                240,003
Accounts payable ..........................................        540,644               945,395                540,644
Salaries, benefits and other accrued liabilities
(Notes 2 and 9) ...........................................      2,103,644             3,182,516              2,103,644
                                                               -----------          ------------            -----------
Total current liabilities .................................      6,264,291             4,145,669              2,884,291

Long-term portion of installment notes payable ............              -                21,749                      -
Convertible notes, due 1997 (Notes 5 and 13) ..............              -             3,620,003                      -
Commitments and contingencies (Notes 6, 8, 9, 10 and 11)                 -                     -                      -
Minority Interest .........................................        215,407                     -                215,407

Shareholders' equity (Note 6)
Preferred stock, no par value - 1,000,000 shares authorized;
  no shares issued or outstanding .........................              -                     -                      -
Common stock, no par value - 30,000,000 shares
  authorized; 12,937,383 and 12,485,130 shares issued and
  outstanding, respectively ...............................    100,952,282            93,931,947            105,462,802
Accumulated deficit .......................................    (72,985,262)          (71,585,346)           (74,201,916)
                                                              -------------         -------------         --------------
                                                                27,967,020            22,346,601             31,260,886

                                                              $ 34,446,718          $ 30,134,022           $ 34,360,584

(1) Reflects the proforma effect of conversion of $3,380,000 principal amount of Agritope notes into 250,367 shares of common stock of Epitope at an exchange price of $13.50 per share (see Note 13).

The accompanying notes are an integral part of these statements.

                                    III - 41


HISTORICAL FINANCIAL STATEMENTS
EPITOPE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30                                       1996                  1995                   1994
Revenues
Product sales ...............................................  $ 4,864,378          $  4,822,168          $   4,760,540
Grants and contracts ........................................    1,314,756               143,042                 58,202
                                                              ------------          ------------           ------------
                                                                 6,179,134             4,965,210              4,818,742
Costs and expenses
Product costs ..............................................     2,681,429             6,398,687              6,716,468
Research and development costs .............................     4,504,541             6,822,239              6,050,206
Selling, general and administrative expenses................     6,516,185            11,162,358              7,826,115
                                                               -----------           -----------            -----------
                                                                13,702,155            24,383,284             20,592,789

Loss from operations........................................    (7,523,021)          (19,418,074)           (15,774,047)

Other income (expense), net
Interest income ............................................     1,386,968             1,164,840                454,401
Interest expense ...........................................      (265,356)             (241,775)              (236,121)
License fee.................................................     5,000,000                     -                      -
Other, net..................................................         1,493                  (819)               (76,821)
                                                              ------------           ------------           ------------
                                                                 6,123,105               922,246                141,459

Net loss ...................................................   $(1,399,916)         $(18,495,828)          $(15,632,588)

Net loss per share .........................................   $      (.11)         $      (1.56)          $      (1.56)

Weighted average number of shares
  outstanding ..............................................    12,661,420            11,886,234             10,050,129

The accompanying notes are an integral part of these statements.



                                    III - 42


HISTORICAL FINANCIAL STATEMENTS
EPITOPE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                                                COMMON STOCK        ACCUMULATED
                                                               SHARES           DOLLARS         DEFICIT           TOTAL

Balances at September 30, 1993 .........................    9,091,922      $ 45,427,299    $(37,456,930)    $ 7,970,369
Common stock issued upon
  exercise of options ..................................       52,488           636,293               -         636,293
Common stock issued as
  compensation .........................................       19,678           368,778               -         368,778
Compensation expense for
  stock option grants ..................................            -         1,167,272               -       1,167,272
Common stock issued upon
  exercise of warrants .................................      618,291         9,718,259               -       9,718,259
Common stock issued upon
  exchange of convertible notes ........................       28,672           559,964               -         559,964
Common stock issued in
  private placement ....................................    1,115,500        17,057,563               -       7,057,563
Equity issuance costs ..................................            -        (3,375,528)              -      (3,375,528)
Net loss for the year ..................................            -                 -     (15,632,588)    (15,632,588)
                                                          -----------       -----------    -------------   -------------
Balances at September 30, 1994 .........................   10,926,551        71,559,900     (53,089,518)     18,470,382

Common stock issued upon
  exercise of options ..................................      183,525         2,145,673               -       2,145,673
Common stock issued as
  compensation .........................................       16,013           266,800               -         266,800
Compensation expense for
  stock option grants ..................................            -         1,374,710               -       1,374,710
Common stock issued upon
  exercise of warrants .................................    1,336,000        18,892,750               -      18,892,750
Common stock issued upon
  exchange of convertible notes ........................       23,041           449,991               -         449,991
Equity issuance costs ..................................            -          (757,877)              -        (757,877)
Net loss for the year ..................................            -                 -     (18,495,828)    (18,495,828)
                                                          -----------       -----------    -------------   -------------
Balances at September 30, 1995 .........................   12,485,130        93,931,947     (71,585,346)     22,346,601

Common stock issued upon
  exercise of options ..................................      386,550         4,886,118               -       4,886,118
Common stock issued as compensation ....................       19,353           263,586               -         263,586
Compensation expense for stock
  option grants ........................................            -         1,044,183               -       1,044,183
Common stock issued upon
  exercise of warrants .................................       46,350           826,600               -         826,600
Equity issuance costs ..................................            -              (152)              -            (152)
Net loss for the year ..................................              -                -     (1,399,916)     (1,399,916)
                                                        --------------------------------  --------------   -------------
Balances at September 30, 1996 .........................   12,937,383      $100,952,282    $(72,985,262)    $27,967,020


The accompanying notes are an integral part of these statements.

                                    III - 43


HISTORICAL FINANCIAL STATEMENTS
EPITOPE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30                                       1996                  1995                   1994
Cash flows from operating activities
Net loss ...................................................  $ (1,399,916)         $(18,495,828)          $(15,632,588)
Adjustments to reconcile net loss to net cash
  used in operating activities:
Depreciation and amortization ..............................     1,086,930             1,458,675              1,156,211
(Gain) loss on disposition of property .....................        (1,098)                  819                 75,671
Decrease (increase) in accounts receivable and
  other receivables ........................................       125,025            (1,022,050)              (321,035)
Increase in inventories ....................................      (233,929)             (286,903)              (658,207)
Decrease (increase) in prepaid expenses ....................        69,133               (17,608)                80,319
Decrease (increase) in other assets and deposits ...........        20,649               (33,521)                   335
Increase in accounts payable and accrued
  liabilities ..............................................    (1,656,478)            2,168,684                397,332
Common stock issued as compensation for services............       263,586               266,800                368,778
Compensation expense for stock option grants and
  deferred salary increases ................................     1,044,183             1,374,710              1,259,273
                                                               -----------           -----------            -----------
Net cash used in operating activities ......................      (723,213)          (14,586,222)           (13,273,911)

Cash flows from investing activities
Investment in marketable securities ........................   (47,608,270)          (16,194,994)            (5,603,414)
Proceeds from sale of marketable securities ................    45,870,396             4,718,162                      -
Additions to property and equipment ........................    (1,066,758)           (1,350,850)            (2,590,751)
Proceeds from sale of property .............................         7,432                14,343                  1,000
Expenditures for patents and proprietary
  technology ...............................................      (770,262)             (305,135)              (185,670)
Investment in affiliated companies .........................      (331,280)              652,698                 64,938
Minority interest in affiliated companies ..................       215,407                     -                      -
                                                                ----------           -----------            -----------
Net cash used in investing activities ......................    (3,683,335)          (12,465,776)            (8,313,897)

Cash flows from financing activities
Principal payments under installment purchase and
  capital lease obligations ................................       (39,507)              (16,137)               (20,724)
Proceeds from issuance of common stock .....................     5,885,573            21,060,912             24,387,702
Cost of common stock issuance ..............................          (152)             (757,877)              (310,849)
                                                                -----------         -------------           ------------
Net cash provided by financing activities ..................     5,845,914            20,286,898             24,056,129

Net increase (decrease) in cash and cash equivalents .......     1,439,366            (6,765,100)             2,468,321
Cash and cash equivalents at beginning of year .............     4,259,897            11,024,997              8,556,676
                                                               -----------          ------------            -----------
Cash and cash equivalents at end of year ...................  $  5,699,263         $   4,259,897           $ 11,024,997


The accompanying notes are an integral part of these statements.


                                    III - 44

NOTES TO HISTORICAL FINANCIAL STATEMENTS

NOTE 1   THE COMPANY

Epitope, Inc. (the Company or Epitope) is an Oregon corporation utilizing biotechnology to develop and market medical diagnostic products through its Epitope Medical Products group (Epitope Medical Products) and superior new plants and related products through its Agritope group (Agritope). Upon approval of the proposal to create a new class of common stock (the Agritope Stock Proposal), the capital structure of Epitope will be modified to include two classes of common stock, Epitope Medical Products Common Stock and Agritope Common Stock. The Epitope Medical Products group (Epitope Medical Products) will include the medical products business conducted by the Company. The Agritope group (Agritope) will include the agribusiness and agricultural biotechnology operations of the Company.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Assets and liabilities of majority-owned subsidiaries are included in these statements. Minority-owned investments and joint ventures are accounted for using the equity method. Investments of less than 20 percent are carried at cost.

The accompanying combined financial statements of the Epitope Medical Products and Agritope groups have been prepared using the amounts included in the consolidated financial statements of the Company. Assets, liabilities, revenues and expenses of each group are included in the respective financial statements of the applicable group. Cash, cash equivalents and marketable securities have been allocated 80 percent to Epitope Medical Products and 20 percent to Agritope. Cash advanced and allocated by the Company to business units of the Agritope group has been reflected as contributed capital in the accompanying combined financial statements.

Certain corporate overhead services such as accounting, finance, general management, human resources, investor relations, information systems and payroll are provided by the Company on a centralized basis for the benefit of both groups (Shared Services). Such expenses have been allocated between Epitope Medical Products and Agritope in the accompanying combined financial statements using activity indicators which, in the opinion of management, represent a reasonable measure of the respective group's utilization of such shared services. These activity indicators, which will be reviewed periodically and adjusted to reflect changes in utilization, include number of employees, number of computers, and level of expenditures. The accompanying combined financial statements also include an adjustment to allocate interest income in the same proportion as the allocation of Shared Services between the two groups. Future interest income will be based on amounts earned by each group. Shared Services are included under the caption "Selling, general and administrative expenses" as follows:

YEAR ENDED SEPTEMBER 30                                   1996                          1995                       1994
Epitope Medical Products ..........................   $3,028,181                  $3,575,069                  $1,899,969
Agritope ..........................................    1,069,249                   1,892,370                   1,735,688
                                                    ------------                ------------                ------------
Consolidated ......................................   $4,097,430                  $5,467,439                  $3,635,657


If the Agritope Stock Proposal is approved, the Company will provide holders of Epitope Medical Products and Agritope common stock separate financial statements prepared in accordance with generally accepted accounting principles, management's discussion and analysis of financial condition and results of operations, descriptions of businesses and other relevant information for each group. Notwithstanding the attribution of assets and liabilities (including contingent liabilities) to each group for the purposes of preparing their respective historical and future financial statements, this attribution and the change in capitalization contemplated in the Agritope Stock Proposal will not affect legal title to such assets or responsibility for such liabilities of the Company or any of its subsidiaries. Holders of each class of common stock will be common shareholders of the Company and would be subject to risks associated with an investment in the Company and all its businesses, assets, and liabilities. Liabilities or contingencies of either group that affect the Company's resources or financial condition could affect the financial condition and results of operations of either group.


                                    III - 45

Under the Agritope Stock Proposal, dividends to be paid to the holders of either class of common stock will be limited to the lesser of funds of the Company legally available for the payment of dividends or the Available Medical Products Dividend Amount or Available Agritope Dividend Amount as defined in the Company's Articles of Incorporation. The Company has never paid any cash dividends on shares of Epitope common stock. The Company currently intends to retain any of its earnings to finance future growth and, therefore, does not anticipate paying any cash dividends on either class of common stock in the foreseeable future.

Except as stated in the amended Articles of Incorporation, the accounting policies applicable to preparation of financial statements of either group may be modified or rescinded at the sole discretion of the Board of Directors of the Company without the approval of shareholders, although there is no intention to do so. In addition, generally accepted accounting principles require that any change in accounting policy be preferable (in accordance with such principles) to the previous policy.

CASH AND CASH EQUIVALENTS; MARKETABLE SECURITIES. For purposes of the consolidated balance sheets and statements of cash flows, the Company considers all highly liquid investments with maturities at time of purchase of three months or less to be cash equivalents. At September 30, 1996, marketable securities consisted of commercial paper and U.S. Treasury securities with an original maturity period greater than three months, but generally less than 12 months. The Company's policy is to invest its excess cash in securities that maximize (a) safety of principal, (b) liquidity for operating needs, and (c) after-tax yields.

Effective October 1, 1994, the Company adopted Financial Accounting Standards Board Statement No. 115 (SFAS 115), Accounting for Certain Investments in Debt and Equity Securities. Pursuant to SFAS 115, the Company has categorized all of its investments as available-for-sale securities and, accordingly, unrealized gains and losses on such investments, if material, will be carried as a separate component of shareholders' equity. Such unrealized gains and losses were immaterial as of September 30, 1996 and 1995.

INVENTORIES. Inventories are recorded at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market. Inventory components are summarized as follows:

SEPTEMBER 30                                             1996              1995
EPITOPE MEDICAL PRODUCTS
Raw materials.............................         $  522,824        $  657,568
Work-in-process...........................            389,642           379,470
Finished goods ...........................            192,882           295,032
Supplies .................................             52,582           101,676
                                                  -----------       -----------
                                                   $1,157,930        $1,433,746
AGRITOPE
Work-in-process ..........................         $  471,208        $         -
Finished goods ...........................             38,537                  -
                                                  -----------       ------------
                                                   $  509,745        $         -
CONSOLIDATED
Raw materials ............................         $  522,824        $  657,568
Work-in-process ..........................            860,850           379,470
Finished goods ...........................            231,419           295,032
Supplies .................................             52,582           101,676
                                                  -----------       -----------
                                                   $1,667,675        $1,433,746


                                    III - 46

DEPRECIATION AND CAPITALIZATION POLICIES. Property and equipment are stated at cost less accumulated depreciation. Expenditures for repairs and maintenance are charged to operating expense as incurred. Expenditures for renewals and betterments are capitalized. Depreciation and amortization of property and equipment are calculated primarily under the straight-line method over the estimated lives of the related assets (three to seven years). Leasehold improvements are amortized over the shorter of estimated useful lives or the terms of related leases. When assets are sold or otherwise disposed, cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in operations.

ACCOUNTING FOR LONG-LIVED ASSETS. The Company reviews its long-lived assets for impairment periodically or as events or circumstances indicate that the carrying amount of long-lived assets may not be recoverable. If the estimated net cash flows are less than the carrying amount of the long-lived assets, the Company recognizes an impairment loss in an amount necessary to write down long-lived assets to fair value as determined from expected discounted future cash flows. This accounting policy is consistent with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. There has been no significant impact to the Company's financial position or results of operations as the carrying amount of all long-lived assets is considered recoverable.

PATENTS AND PROPRIETARY TECHNOLOGY. Direct costs associated with patent submissions and acquired technology are capitalized and amortized over their minimum estimated economic useful lives, generally five years.

In August 1996, the Company amended an agreement pursuant to which it acquired Agritope's patented ethylene control technology in 1987. A co-inventor of the technology relinquished all rights to future compensation under the agreement in exchange for a one-time cash payment, a research grant and a limited non-exclusive license to use the technology for one crop. The total consideration of $365,000 is included in Agritope's combined balance sheet under the caption "Patents and Proprietary Technology" and is being amortized over 15 years, the remaining life of the related patent.

Amortization and accumulated amortization are summarized as follows:


                                                              1996                       1995                       1994
Amortization for the year ended
   September 30,
Epitope Medical Products ............................    $ 172,095                  $ 130,313                  $ 101,339
Agritope ............................................       42,456                     23,964                     13,487
                                                       -----------                 ----------                 ----------
Consolidated.........................................    $ 214,551                  $ 154,277                  $ 114,826

Accumulated Amortization at
  September 30,
Epitope Medical Products ............................    $ 621,110                  $ 449,015                  $ 318,702
Agritope ............................................       79,907                     37,451                     13,487
                                                        ----------                 ----------                 ----------
Consolidated.........................................    $ 701,017                  $ 486,466                  $ 332,189

FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying amount for cash equivalents, marketable securities, accounts receivable, borrowings under bank line of credit, subordinated notes, and accounts payable approximates fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount for long-term debt and convertible notes approximates fair value because the related interest rates are comparable to rates currently available to the Company for debt with similar terms and maturities.


                                    III - 47

REVENUE RECOGNITION. Product revenues are recognized when the related products are shipped. Grant and contract revenues include funds received under research and development agreements with various entities. These grants and contracts generally provide for progress payments as expenses are incurred and certain research milestones are achieved. Revenue related to such grants and contracts is recognized in accordance with contract terms as expenses are incurred and progress milestones are achieved.

Accounts receivable are stated net of an allowance for doubtful accounts as follows:

SEPTEMBER 30                                           1996               1995
Epitope Medical Products .................         $  6,872           $  6,872
Agritope .................................           19,571             65,172
                                                  ---------          ---------
Consolidated .............................         $ 26,443           $ 72,044


RESEARCH AND DEVELOPMENT. Research and development expenditures are comprised of those costs associated with the Company's own ongoing research and development activities including the costs to prepare for, obtain and compile clinical studies and other information to support product license applications. Expenditures for research and development also include costs incurred under contracts to develop certain products, including those contracts resulting in grant and contract revenues. All research and development costs are expensed as incurred.

INCOME TAXES. The Company accounts for certain revenue and expense items differently for income tax purposes than for financial reporting purposes. These differences arise principally from methods used in accounting for stock options and depreciation rates. Deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the temporary differences are expected to reverse.

To date, both Epitope Medical Products and Agritope have experienced operating losses. Actual tax payment is a liability of Epitope as a whole. The Agritope Stock Proposal provides that either group may be allocated the tax benefit of such losses and future losses to reduce current or deferred tax expense and that such losses will not be carried forward to reduce the losses of the group which incurred such losses. Accordingly, either group may report lower earnings than if such losses had been retained for the benefit of the group which incurred such losses.

NET INCOME (LOSS) PER SHARE. Net income (loss) per share has been computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Common stock equivalents consist of the number of shares issuable upon exercise of outstanding warrants, options and convertible notes less the number of shares assumed to have been purchased for the treasury with the proceeds from the exercise of such. Net income (loss) per share for Epitope Medical Products and Agritope is presented on a proforma basis assuming that the distribution of Agritope common stock and redesignation of Epitope, Inc. common stock as Epitope Medical Products common stock pursuant to the Agritope Stock Proposal had occurred on October 1, 1993.

Common stock equivalents are excluded from the computation if their effect is anti-dilutive. Primary and fully diluted net income (loss) per share are the same.


                                    III - 48

SUPPLEMENTAL CASH FLOW INFORMATION. Non-cash financing and investing activities not included in the consolidated statements of cash flows are summarized as follows:

YEAR ENDED SEPTEMBER 30                                           1996                  1995                       1994
EPITOPE MEDICAL PRODUCTS
Discount on private placement of common stock ............     $     -         $           -                 $3,024,413

AGRITOPE
Conversion of notes to equity (Note 5) ...................     $     -            $  427,496                 $  600,231
Investment in nonconsolidated subsidiary .................           -             2,584,979                          -


SUPPLEMENTAL PROFIT AND LOSS INFORMATION. In September 1995, management announced a company-wide reduction in work force whereby 48 employees were terminated. The Company charged $607,000 to results of operations for severance payments and related expenses for this program. As of September 30, 1996 and 1995, $55,000 and $475,000, respectively, of these charges remain accrued and are included in the accompanying balance sheets of the Company and Epitope Medical Products under the caption "Salaries, benefits and other accrued liabilities."

MANAGEMENT ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates relating to assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could vary from these estimates.

NOTE 3   INVESTMENT IN AFFILIATED COMPANIES

In June 1995, Agritope agreed to sell its wholly owned grape plant propagation subsidiary, Vinifera, Inc. to VF Holdings, Inc. ("VF"), an affiliate of a Swiss investment group, pursuant to a stock purchase agreement. VF subsequently failed to make all the payments required under the VF Agreement. As part of a settlement of claims based on VF's default, VF retained a 4 percent minority interest in Vinifera and relinquished the majority interest to Agritope in August 1996.

The reacquisition of Vinifera in August 1996 has been accounted for under the purchase method. The net purchase price of $916,000 has been allocated to tangible net assets. Vinifera's results of operations are including in the Agritope Combined Statements of Operations and in the Consolidated Statements of Operations through May 1995, and for the month of September 1996. The following summarized proforma results of operations are presented as if the reacquisition had occurred on the first day of each period shown.

YEAR ENDED SEPTEMBER 30                       1996                                                1995
                                          Proforma                                            Proforma
                          Historical   Adjustments         Proforma       Historical       Adjustments         Proforma
Agritope
Revenues.................   585,485        833,949        1,419,434        2,109,688           276,588        2,386,276
Net loss.................(2,139,330)    (1,464,002)      (3,603,332)      (7,644,656)         (460,296)      (8,104,952)
Proforma loss per share..     (0.34)         (0.23)           (0.57)           (1.29)            (0.08)           (1.36)

Consolidated
Revenues................. 6,179,134        833,949        7,013,083        4,965,210           276,588        5,241,798
Net loss.................(1,399,916)    (1,464,002)      (2,863,918)     (18,495,828)         (460,296)     (18,956,124)
Loss per share...........     (0.11)         (0.12)           (0.23)           (1.56)            (0.04)           (1.59)


                                    III - 49

In May 1995, Agritope's wholly owned subsidiary, Agrimax Floral Products, Inc. (Agrimax), ceased operations as an independent entity. UAF, Limited Partnership
(UAF), in which Agrimax obtained an 18 percent interest, was formed to combine the Agrimax operations in Charlotte, North Carolina, with those of Universal American Flowers, Inc. in Tampa, Florida and Hammond, Louisiana. In connection with the UAF transaction, Agrimax contributed inventory, operating assets and the right to use its proprietary floral preservative and certain trademarks. In May 1966, the equity interest of Agrimax was reduced to 9 percent as the result of a recapitalization of UAF.

The St. Paul, Minnesota, facility of Agrimax ceased operations in June 1995. In June 1996, Agrimax contributed inventory and operating assets to Petals USA, Inc. (Petals), a newly formed affiliate of a Canadian fresh flower wholesaler, in return for a 19.5 percent equity interest in Petals.

The investments by Agrimax are included in the accompanying consolidated balance sheets of the Company and combined balance sheets of Agritope under the caption "Investment in affiliated companies." See Note 13.

For the years ended September 30, 1995, 1994 respectively, the accompanying financial statements of the Company and Agritope include revenues of $2.0 million and $2.2 million, and operating losses of $3.8 million, and $6.4 million attributable to the Agrimax and Vinifera business units. The accompanying statements of operations of the Company and Agritope for the year ended September 30, 1995, includes the results of operations of Agrimax and Vinifera through May and also includes a charge of $500,000 primarily attributable to the disposition of Agrimax.




                                    III - 50

NOTE 4   PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

SEPTEMBER 30                                                                  1996                                 1995
Epitope Medical Products
Research and development laboratory equipment ................        $  1,056,883                          $   898,716
Manufacturing equipment ......................................           1,291,546                            1,296,416
Office furniture and equipment ...............................           1,899,948                            2,041,897
Leasehold improvements .......................................           1,084,660                            1,084,660
Construction in progress .....................................             134,557                               70,961
                                                                       -----------                          -----------
                                                                         5,467,594                            5,392,650
Less accumulated depreciation and amortization ...............          (3,924,837)                          (3,402,881)
                                                                       ------------                         ------------
                                                                      $  1,542,757                          $ 1,989,769

Agritope
Land .........................................................        $     30,020                          $    30,020
Buildings and improvements ...................................             717,508                              717,508
Research and development laboratory equipment ................             220,919                              196,255
Manufacturing equipment ......................................             351,538                                    -
Office furniture and equipment ...............................             140,452                               95,338
Leasehold improvements........................................              23,962                               23,962
Construction in progress .....................................             499,980                               34,650
                                                                       -----------                          -----------
                                                                         1,984,379                            1,097,733
Less accumulated depreciation and amortization ...............            (698,183)                            (542,730)
                                                                       ------------                         ------------
                                                                      $  1,286,196                          $   555,003
Consolidated
Land .........................................................        $     30,020                          $    30,020
Buildings and improvements ...................................             717,508                              717,508
Research and development laboratory equipment ................           1,277,802                            1,094,971
Manufacturing equipment ......................................           1,643,084                            1,296,416
Office furniture and equipment ...............................           2,040,400                            2,137,235
Leasehold improvements .......................................           1,108,622                            1,108,622
Construction in progress .....................................             634,537                              105,611
                                                                       -----------                          -----------
                                                                         7,451,973                            6,490,383
Less accumulated depreciation and amortization ...............          (4,623,020)                          (3,945,611)
                                                                       ------------                         ------------

                                                                      $  2,828,953                          $ 2,544,772

NOTE 5   LONG-TERM DEBT

On June 30, 1992, Agritope completed a private placement with several European institutional investors pursuant to which $5,495,000 of convertible notes were issued. The notes are unsecured, mature on June 30, 1997 and bear interest at the rate of 4 percent per annum which is payable on each June 30 and December 31 until all outstanding principal and interest on the notes have been paid in full. The notes are convertible into common stock of the Company at a conversion price of $19.53 per share. In the event of an initial public offering of Agritope common stock, the notes would be automatically converted to shares of Agritope common stock at 90 percent of the public offering price.


                                    III - 51

During the years ended September 30, 1995 and 1994, respectively, investors exchanged $449,991 and $559,964 principal amount of convertible notes for the Company's common stock at a price of $19.53 per share. In conjunction with the exchanges, unamortized debt issuance costs of $22,487 and $40,267 related to such notes were recognized as equity issuance costs during 1995 and 1994, respectively. Debt issuance costs are included in other assets and are being amortized over the five-year life of the notes. Amortization expense of debt issuance costs for the years ended September 30, 1996, 1995 and 1994, respectively, totaled $108,257, $96,136 and $91,715, leaving an unamortized balance of $88,821 and $197,077 at September 30, 1996 and 1995, respectively. See Note 13.

NOTE 6   SHAREHOLDERS' EQUITY

AUTHORIZED CAPITAL STOCK. The Company's amended articles of incorporation authorize 1,000,000 shares of preferred stock and 30,000,000 shares of common stock. The Company's Board of Directors has authority to determine preferences, limitations and relative rights of the preferred stock.

COMMON STOCK RESERVED FOR FUTURE ISSUANCE. As of September 30, 1996, the following shares of the Company's common stock were reserved for future issuance, as more fully described below:

PURPOSE                                                  SHARES
Outstanding warrants ..............................      2,000,640
Outstanding stock options .........................      3,365,726
Employee Stock Purchase Plan subscriptions ........         42,820
Conversion of notes (Note 5) ......................        185,356
                                                         ---------
                                                         5,594,542

If the Agritope Stock Proposal is approved, the Company will issue to the holders of the above rights to purchase shares of Epitope common stock or to convert notes into such shares, as applicable, the equivalent rights with respect to Agritope common stock on the basis of one-half share of Agritope common stock for each right to purchase one share of Epitope common stock.

COMMON STOCK WARRANTS. As of September 30, 1996, the following warrants to purchase shares of common stock were outstanding:

Date of Issuance                               Shares                     Price                          Expiration Date
September 26, 1991 .......................    159,150                    $16.00                       September 30, 1997
December 23, 1992 ........................    988,390                     18.50                       September 30, 1997
July 20, 1993 ............................    375,000                     20.00                       September 30, 1997
August 1, 1993 ...........................    200,000                     18.50                       September 30, 1997
October 17, 1994 .........................     50,000                     18.50                       September 30, 1997
November 22, 1994 ........................    228,100                     18.50                       September 30, 1997
                                           ----------
                                            2,000,640

STOCK AWARD PLANS. The Company's 1991 Stock Award Plan (the 1991 Plan) was approved by the shareholders during 1991, replacing the Company's Incentive Stock Option Plan (ISOP). The 1991 Plan provides for stock-based awards to employees, outside directors and members of scientific advisory committees or other consultants. Awards which may be granted under the 1991 Plan include qualified incentive stock options, nonqualified stock options, stock appreciation rights, restricted awards, performance awards and other stock-based awards.


                                    III - 52

Under the terms of the 1991 Plan, qualified incentive stock options on shares of common stock may be granted to eligible employees, including officers, of the Company at an exercise price not less than the fair market value of the stock on the date of grant. The maximum term during which any option may be exercised is ten years from the date of grant. To date, options have been granted with four-year vesting schedules.

Options issued to employees under the Incentive Stock Option Plan (ISOP) were issued at prices not less than the fair market value of a share of common stock on the date of grant. The options are exercisable after one year from the date of grant at the rate of 25 percent per year cumulatively and expire ten years from the date of grant.

The Agritope, Inc. 1992 Stock Award Plan (the 1992 Plan) was adopted by Agritope and approved by the Company in 1992. The 1992 Plan, which has provisions similar to those of the Company's 1991 Plan, authorizes issuance of 2,000,000 shares of Agritope common stock. Until Agritope is no longer a wholly owned subsidiary of the Company, shares issued pursuant to exercise of options under the 1992 Plan will be converted into shares of the Company's common stock based on the ratio of the fair market value of the Company's common stock to the fair market value of Agritope common stock on the date of the grant.

The 1991 Plan and 1992 Plan also provide that nonqualified options may be granted at a price not less than 75 percent of the fair market value of a share of common stock on the date of grant. The option term and vesting schedule of such awards may either be unlimited or have a specified period in which to vest and be exercised. For the discounted nonqualified options issued, the Company amortizes, on a straight-line basis over the vesting period of the options, the difference between the exercise price and the fair market value of a share of stock on the date of grant. As of September 30, 1996, 197,181 shares of Epitope common stock remain available for grant under the Company's stock award plans.

In October 1995, the Financial Accounting Standards Board issued SFAS 123, Accounting for Stock-Based Compensation. SFAS 123 allows companies which have stock-based compensation arrangements with employees to adopt a fair-value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under APB Opinion 25, Accounting for Stock Issued to Employees, but with additional financial statement disclosure. The Company plans to elect the disclosure-only alternative commencing in fiscal 1997 and therefore does not anticipate that SFAS 123 will have a material impact on its financial position or results of operations.

Options granted and outstanding under the Company's stock option plans are summarized as follows:

                                                   1996                                 1995                                  1994
                                  SHARES           PRICE        SHARES              PRICE        SHARES             PRICE
Outstanding at
 beginning of period           3,636,103    $ 1.09-24.94     3,483,432       $ 1.09-24.94     3,052,653      $ 1.09-24.94
Granted . . . . . . . . .        901,379      9.81-18.13       802,050        14.94-18.88       589,850       14.38-22.94
Exercised. . . . . . . .        (386,550)     1.09-17.13      (183,525)        1.84-22.50       (52,488)      12.43-22.50
Canceled . . . . . . . .        (785,206)    14.38-24.00      (465,854)        7.38-22.94      (106,583)       8.50-22.94
                             ------------                  ------------                     ------------
Outstanding at
 end of period . . . . .       3,365,726    $ 3.50-24.94     3,636,103       $ 1.09-24.94     3,483,432      $ 1.09-24.94

Exercisable. . . . . . .       2,302,212    $ 3.50-24.94     2,002,925       $ 1.09-24.94     1,557,505      $ 1.09-24.94


Pursuant to the 1991 Plan, 973, 3,680 and 11,741 shares of common stock were also awarded to consultants and members of the Company's scientific advisory committees during 1996, 1995, and 1994, respectively.


                                    III - 53

EMPLOYEE STOCK PURCHASE PLANS. In 1991, the shareholders approved the Company's adoption of the 1991 Employee Stock Purchase Plan (1991 ESPP) covering a maximum of 100,000 shares of common stock for subscription over two offering periods. The purchase price for stock purchased under the 1991 ESPP for each of the two 24-month subscription periods was the lesser of 85 percent of the fair market value of a share of common stock at the commencement of the subscription period or the fair market value at the close of each subscription period. An employee may also elect to withdraw at any time during the subscription period and receive the amounts paid plus interest at the rate of 6 percent. During April 1994, 676 shares, at a purchase price of $14.00 per share, were issued to employees for the second 1991 ESPP purchase period which closed March 31, 1994.

The 1993 Employee Stock Purchase Plan (1993 ESPP), as amended and restated effective February 1, 1993, covers a maximum of 250,000 shares of common stock for subscription over established offering periods. The Company's Board of Directors was granted authority to determine the number of offering periods, the number of shares offered, and the length of each period, provided that no more than three offering periods (other than Special Offering Subscriptions as described below) may be set during each fiscal year of the Company. Other provisions of the 1993 ESPP are similar to the 1991 ESPP. During April, 1996, 10,106 shares were issued at a price of $11.90 per share. As of September 30, 1996, 42,820 shares of common stock were subscribed for during two offerings under the 1993 ESPP. Shares subscribed for under these 1993 ESPP offerings may be purchased over 24 months and have initial subscription prices of $12.33 and $8.77 per share for the various offerings.

The 1993 ESPP was amended to allow the Company, at its discretion, to provide Special Offering Subscriptions whereby an employee's annual increase in compensation could be deferred for a one-year period. At the end of the one-year period, the employee can elect to receive the deferred compensation amount in the form of cash or shares of the Company's common stock. The purchase price for stock issued under a Special Offering Subscription is the lesser of 85 percent of the fair market value of a share of common stock on the first day of the calendar month the employee's increase was effective or the fair market value at the close of the one-year subscription period. During 1995 and 1994, respectively, 5,569 and 2,314 Special Offering Subscription shares were issued to employees at an average price of $15.26 and $15.24 per share.

NOTE 7   INCOME TAXES

As of September 30, 1996, the Company had net operating loss carryforwards of approximately $66.7 million and $50.0 million, respectively, to offset federal and state taxable income. These net operating loss carryforwards will generally expire from 2001 through 2011 if not used by the Company. Approximately $6.9 million of the Company's net operating loss carryforwards were generated as a result of deductions related to the exercise of stock options. When utilized, such carryforwards, as tax effected, will be reflected in the Company's financial statements as an increase in shareholders' equity rather than a reduction of the provision for income taxes.

Significant components of the Company's deferred tax asset were as follows (in thousands):

SEPTEMBER 30                                                                1996                                    1995
Net operating loss carryforwards..........................              $ 24,489                                $ 26,110
Deferred compensation.....................................                 1,997                                   1,665
Research & experimentation credit carryforwards ..........                 1,151                                   1,151
Accrued expenses..........................................                   317                                     238
Other.....................................................                   495                                     384
                                                                        --------                               ---------
Gross deferred tax assets.................................                28,449                                  29,548
Valuation allowance.......................................               (28,449)                                (29,548)
                                                                        ---------                              ----------
Net deferred tax asset....................................                     -                                       -


                                    III - 54

No benefit for the Company's deferred tax assets has been recognized in the accompanying financial statements as they do not satisfy the recognition criteria set forth in SFAS 109. The valuation allowance decreased $1.1 million in 1996, increased $7.5 million in 1995, and increased $6.2 million in 1994. The research and development tax credit carryforwards will generally expire from 2001 through 2010 if not used by the Company.

The expected federal statutory tax benefit of approximately $476,000 for the year ended September 30, 1996 is increased by approximately $61,000 for the effect of state and local taxes (net of federal impact), $1.1 million for the effect of the decrease in valuation allowance, and $840,000 for the effect of stock option deductions included in the valuation allowance and is reduced by approximately $2.5 million for the effect of Vinifera Inc.'s net operating loss carryforwards and certain state net operating loss carryforwards being removed from the consolidated tax group.

NOTE 8   RESEARCH AND DEVELOPMENT ARRANGEMENTS

In February 1995, the Company entered into a Development, License and Supply Agreement with SmithKline Beecham, plc (SB) pursuant to which the Company will conduct research and development projects funded by SB. Agritope also performed research work in 1996 and 1995 with respect to raspberries which was partially funded by Sweetbriar Development, Inc. under a License Agreement dated October 18, 1994 and with respect to grapevine disease diagnostics funded by a grant from the U.S. Department of Agriculture under the Small Business Innovation Research Program.

During 1994, the Company participated in a National Cancer Institute program whereby the Company received funding for research toward the treatment of cancer. Agritope has also received grant support from the U.S. Department of Agriculture, Oregon Strawberry Commission, and Oregon Raspberry & Blackberry Commission for antifungal biocontrol research and from several strategic partners.

Revenues from research and development arrangements are included in the accompanying consolidated statements of operations under the caption "Grants and Contracts."

NOTE 9   DISTRIBUTION AND SUPPLY CONTRACTS

The Company has entered into several contractual arrangements, including those discussed in the following paragraphs, for distribution of certain of its products to customers.

The Company continues to maintain supply and distribution agreements with Organon Teknika Corporation (Organon Teknika), whereby Organon Teknika supplies the Company's antigen requirements and exclusively distributes the Company's EPIblot HIV confirmatory tests (EPIblot) on a worldwide basis. As of April 1, 1994, the Company renewed the agreements which have an initial termination date of March 31, 1997 (with successive one-year renewal periods thereafter) and include pricing incentives based on volumes purchased by Organon Teknika and penalties for failure to purchase specified minimum quarterly volumes. For the years ended September 30, 1996, 1995 and 1994, respectively, revenues generated from sales of EPIblot to Organon Teknika were $1,539,164, $1,808,431, and $1,688,200, including export sales of $62,539, $72,369 and $320,700. The Company has notified Organon Teknika that it intends to renew the agreements on mutually acceptable, but revised, terms prior to the scheduled termination date.

LabOne, Inc. (previously Home Office Reference Laboratory, Inc.) purchases oral specimen devices from the Company for use in insurance testing in return for non-exclusive distribution rights in the United States and Canada under an agreement which expires on March 13, 2000, with an automatic five-year renewal, unless either party notifies the other of intent not to renew at least 180 days prior to the initial expiration date. For the years ended September 30, 1996, 1995 and 1994, respectively, revenue generated from product sales to LabOne, Inc. was $1,327,544, $525,628 and $477,186 including export sales of $394,747,
$58,500 and $110,933.

SB has an exclusive agreement to market the Company's oral specimen collection device worldwide, except in several foreign countries and to the insurance industry in the U.S., Canada and Japan.


                                    III - 55

In 1995, SB made an initial license fee payment of $1 million to the Company. SB also placed $5 million in escrow for future payment to the Company, of which $1 million was designated for reimbursement of future research project work and $4 million was designated as an additional license fee to be paid upon FDA approval of a pending request to amend the labeling of the Company's oral specimen collection device to indicate a two-year shelf life. The initial $1 million license fee was included as deferred revenue under the caption "Salaries, benefits and other accrued liabilities" in the accompanying consolidated balance sheets as of September 30, 1995. The escrowed funds are not reflected in the Company's financial statements. When such funds are disbursed they will be recognized as revenue in accordance with the Company's revenue recognition policy. See Note 2.

In April 1996, the FDA granted the Company's request for extended dating and SB disbursed $4 million plus interest from escrow. Accordingly the Company recognized income of $5 million in 1996 operating results.


NOTE 10     COMMITMENTS

The Company leases office, manufacturing, warehouse and laboratory facilities under operating lease agreements which require minimum annual payments as follows:

                                                         EPITOPE
                                                         MEDICAL
YEAR ENDING SEPTEMBER 30                                PRODUCTS                  AGRITOPE                   CONSOLIDATED
1997 ..............................................   $  345,577                  $189,551                     $  535,128
1998 ..............................................      345,576                   185,394                        530,970
1999 ..............................................      346,356                   150,000                        496,356
2000 ..............................................      109,992                   150,000                        259,992
2001...............................................            -                    50,000                         50,000
                                                     -----------                ----------                     ----------
                                                      $1,147,501                  $724,945                     $1,872,446

Under the agreements for the lease of its office and laboratory facilities, the Company is obligated to the lessor for its share of certain expenses related to the use, operation, maintenance and insurance of the property. These expenses, payable monthly in addition to the base rent, are not included in the amounts shown above. Rent expense aggregated $538,665, $749,530 and $616,750 for the years ended September 30, 1996, 1995 and 1994, respectively.

The Company is also contingently liable for a lease of which has been assigned to UAF and the lease of property which has been subleased to Petals in the following amounts:

YEAR ENDING SEPTEMBER 30
1997.............................................................................................             $  328,953
1998.............................................................................................                341,304
1999.............................................................................................                347,184
                                                                                                              ----------
                                                                                                              $1,017,441



                                    III - 56

NOTE 11  PROFIT SHARING AND SAVINGS PLAN

The Company established a profit sharing and deferred salary savings plan in 1986 and restated the plan in 1991. All employees are eligible to participate in the plan. In addition, the plan permits certain voluntary employee contributions to be excluded from the employees' current taxable income under the provisions of Internal Revenue Code Section 401(k) and the regulations thereunder. Effective October 1, 1991, the Company replaced a discretionary profit sharing provision with a matching contribution (either in cash, shares of Epitope common stock, or partly in both forms) equal to 50 percent of an employee's basic contribution, not to exceed 2.5 percent of an employee's compensation. The Board of Directors has the authority to increase or decrease the 50 percent match at any time. During 1996, 1995 and 1994, respectively, the Company contributed $73,315 (4,653 shares totaling $73,279 and the remainder in cash), $97,631 (5,562 shares totaling $97,607 and the remainder in cash), and $79,981 (4,632 shares totaling $79,807 and the remainder in cash to the plan. As of September 30, 1996, 17,035 shares are held by the plan.




                                    III - 57

NOTE 12   GEOGRAPHIC AREA INFORMATION

The Company's products are included in the medical products and agricultural products industry segments. (See Note 1 for a description of the Company's business.) The Company's products are sold principally in the United States, Canada and Europe. Operating loss represents revenues less operating expenses. In computing operating loss, allocated corporate administration expenses have been included; however, other income and expense items such as interest expense, miscellaneous income, and other charges have not been added or deducted. Other assets primarily represent cash and cash equivalents, marketable securities, and prepaid insurance.

EPITOPE MEDICAL PRODUCTS
IN THOUSANDS

GEOGRAPHIC
 AREAS              REVENUES                             OPERATING LOSS                     IDENTIFIABLE ASSETS
                    1996      1995       1994        1996        1995       1994       1996       1995         1994
United
 States ......... $4,903    $2,630     $2,062     $(5,287)   $(11,608)   $(6,284)    $4,604     $3,768       $3,464
Canada ..........    404        78        111           -           -          -          -          -            -
Latin
 America ........    100         -          -           -           -          -          -          -            -
Europe ..........     65        72        329           -           -          -          -          -            -
Other ...........    122        76        103           -           -          -          -          -            -
                 -------  --------    -------  ----------  ----------  --------- ----------  ---------     --------
                  $5,594    $2,856     $2,605     $(5,287)   $(11,608)   $(6,284)    $4,604     $3,768       $3,464

AGRITOPE
IN THOUSANDS

GEOGRAPHIC
 AREAS              REVENUES                             OPERATING LOSS                     IDENTIFIABLE ASSETS
                    1996      1995       1994        1996        1995       1994       1996       1995         1994
United
 States ..........$  585    $2,110     $2,213     $(2,236)    $(7,810)   $(9,490)    $5,351     $3,923       $4,050
                   -----     -----      -----      -------     -------    -------     -----      -----        -----
                  $  585    $2,110     $2,213     $(2,236)    $(7,810)   $(9,490)    $5,351     $3,923       $4,050

CONSOLIDATED
IN THOUSANDS

GEOGRAPHIC
 AREAS              REVENUES                             OPERATING LOSS                     IDENTIFIABLE ASSETS
                    1996      1995       1994        1996        1995       1994       1996       1995         1994
United
 States ..........$5,488    $4,739     $4,276     $(7,523)   $(19,418)  $(15,774)    $9,955     $7,691       $7,514
Canada ...........   404        78        111           -           -          -          -          -            -
Latin
 America .........   100         -          -           -           -          -          -          -            -
Europe ...........    65        72        329           -           -          -          -          -            -
Other ............    122       76        103           -           -          -          -          -            -
                  -------  -------    -------  ----------   --------- ---------- ----------  ---------    ---------
                  $6,179    $4,965     $4,819     $(7,523)   $(19,418)  $(15,774)    $9,955     $7,691       $7,514



                                    III - 58

NOTE 13 SUBSEQUENT EVENTS

On October 25, the Company received an offer from a representative of the holders of the $3.6 million convertible notes due June 30, 1997, whereby the holders proposed to convert such notes into common stock of the Company at a reduced exchange price. On November 14, 1996, the Company agreed to exchange $3,380,000 principal amount of Agritope notes for 250,367 shares of common stock of the Company at an exchange price of $13.50 per share. Accordingly, the Company will recognize a charge to income of approximately $1.2 million representing the conversion expense in the first quarter of fiscal 1997.

On November 25, 1996, the Company negotiated an extension to the bank line of credit previously maintained by Andrew and Williamson Sales, Co. (A&W). Under terms of the commitment letter, the $6.5 million revolving credit line will be extended until February 5, 1998, and will bear interest at prime or LIBOR plus
2.5 percent at the Company's option. The new line will be secured by A&W's accounts receivable, inventory and equipment and will be guaranteed by Epitope, Inc. The new line will also contain various financial covenants including minimum working capital and tangible net worth levels and maximum debt to net worth ratios.

On December 12, 1996, the Company merged with A&W. A&W is a producer and wholesale distributor of fruits and vegetables based in San Diego, California. Under the terms of the merger, the Company issued 520,000 shares of common stock of Epitope, Inc. in exchange for all of the outstanding common stock of A&W. The merger has been accounted for as a pooling of interests and will qualify as a tax-free reorganization (see supplemental financial statements).

Based on information available on December 26, 1996, and due to continued operating losses at UAF in the four months ended October 31, 1996, coupled with a shortfall in sales and larger operating loss than expected at Petals in the fourth quarter of calendar 1996, the Company believes that the value of its investment in affiliated companies has more than temporarily declined as both companies are now expected to show operating losses in fiscal 1997. Accordingly, the Company anticipates a non-cash charge to results of operations of approximately $1.9 million in the first quarter of fiscal 1997, reflecting the permanent impairment in the value of its investment in affiliated companies.



                                    III - 59

                                            SUPPLEMENTAL FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Epitope, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of changes in shareholders'/group equity, and of cash flows present fairly, in all material respects, the financial position of Epitope Medical Products group and Agritope group (as described in Note 1 to these financial statements) and Epitope, Inc. and its subsidiaries at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As described in Note 13, on December 12, 1996, Epitope, Inc. merged with Andrew and Williamson Sales, Co. in a transaction accounted for as a pooling of interests. The accompanying supplemental financial statements give retroactive effect to the merger.

In our opinion, based upon our audits and the report of other auditors, the accompanying supplemental balance sheets and the related supplemental statements of operations, of changes in shareholders'/group equity and of cash flows present fairly, in all material respects, the financial position of Epitope Medical Products group, Agritope group and Epitope, Inc. and its subsidiaries at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Andrew and Williamson Sales, Co., which statements reflect total assets of $10,774,100 and $7,293,256 at September 30, 1996 and 1995, respectively, and total revenues of $62,471,119, $52,178,973 and $62,704,601 for the years ended September 30, 1996, 1995 and
1994, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it related to the amounts included for Andrew and Williamson Sales, Co., is based solely on the report of the other auditors. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Portland, Oregon
October 28, 1996, except for Note 13 as to which the date is November 14, 1996, November 25, 1996, December 12, 1996, and December 26, 1996.


                                    III - 60

                        SUPPLEMENTAL FINANCIAL STATEMENTS

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Andrew and Williamson Sales, Co.


We have audited the accompanying balance sheets of Andrew and Williamson Sales, Co. as of September 30, 1996, and 1995, and the related statements of operations, changes in shareholders' equity, and cash flows for the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presently fairly, in all material respects, the financial position of Andrew and Williamson Sales, Co. at September 30, 1996, and 1995, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally acceptable accounting principles.


BOROS & FARRINGTON, APC

San Diego, California
November 6, 1996




                                    III - 61


SUPPLEMENTAL FINANCIAL STATEMENTS
EPITOPE MEDICAL PRODUCTS
COMBINED BALANCE SHEETS
SEPTEMBER 30                                                                        1996                          1995

Assets
Current assets
Cash and cash equivalents (Note 2) .......................                  $    795,787                  $     13,210
Marketable securities (Note 2) ...........................                    18,818,120                    17,080,246
Trade accounts receivable, net (Note 2) ..................                     1,147,599                       231,621
Other accounts receivable ................................                       174,083                       382,753
Inventories (Note 2) .....................................                     1,157,930                     1,433,746
Prepaid expenses .........................................                        89,518                       103,399
                                                                            ------------                  ------------
Total current assets .....................................                    22,183,037                    19,244,975

Property and equipment, net (Notes 2 and 4) ..............                     1,542,757                     1,989,769
Patents and proprietary technology, net (Note 2) .........                       601,234                       415,010
Investments in affiliated companies ......................                             -                       142,510
Other assets and deposits (Note 5) .......................                        22,758                        38,328
                                                                             -----------                   -----------
                                                                             $24,349,786                   $21,830,592

Liabilities and Group Equity
Current liabilities
Accounts payable ..........................................                 $    449,170                  $    819,424
Salaries, benefits and other accrued liabilities
  (Notes 2 and 9) .........................................                    1,368,166                     2,976,167
                                                                             -----------                   -----------
 Total current liabilities ................................                    1,817,336                     3,795,591

Commitments and contingencies (Notes 6, 8, 9,
  10 and 11)...............................................                            -                             -

Group equity (Note 6)
Contributed capital .......................................                   64,237,350                    60,479,315
Accumulated deficit .......................................                  (41,704,900)                  (42,444,314)
                                                                            -------------                 -------------
                                                                              22,532,450                    18,035,001

                                                                             $24,349,786                   $21,830,592


The accompanying notes are an integral part of these statements.



                                    III - 62


SUPPLEMENTAL FINANCIAL STATEMENTS
EPITOPE MEDICAL PRODUCTS
COMBINED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30                                            1996              1995                  1994

Revenues
Product sales .......................................                $4,864,378       $ 2,806,850           $ 2,580,798
Grants and contracts ................................                   729,271            48,672                24,560
                                                                     ----------       -----------           -----------
                                                                      5,593,649         2,855,522             2,605,358

Costs and expenses
Product costs .......................................                 2,681,429         3,163,012             2,141,319
Research and development costs ......................                 3,165,838         4,617,246             3,681,326
Selling, general and administrative expenses.........                 5,033,491         6,682,860             3,066,896
                                                                     ----------       -----------           -----------
                                                                     10,880,758        14,463,118             8,889,541

Loss from operations ................................                (5,287,109)      (11,607,596)           (6,284,183)

Other income (expense), net
Interest income......................................                 1,025,030           756,743               237,467
License fee..........................................                 5,000,000                 -                     -
Other, net...........................................                     1,493              (319)               (1,541)
                                                                     ----------        -----------          ------------
                                                                      6,026,523           756,424               235,926

Net income (loss) ...................................                $  739,414      $(10,851,172)          $(6,048,257)

Proforma net income (loss) per share ................                $      .05      $       (.87)          $      (.57)

Proforma weighted average number of shares
  outstanding .......................................                13,960,396        12,406,234            10,570,129

  The accompanying notes are an integral part of these statements.



                                    III - 63


SUPPLEMENTAL FINANCIAL STATEMENTS
EPITOPE MEDICAL PRODUCTS
COMBINED STATEMENTS OF CHANGES IN GROUP EQUITY
                                                           CONTRIBUTED             ACCUMULATED
                                                               CAPITAL                 DEFICIT                      TOTAL
Balances at September 30, 1993 ......................      $34,167,582            $(25,544,885)              $  8,622,697
Common stock issued upon
  exercise of options ...............................          636,293                       -                    636,293
Common stock issued as
  compensation ......................................          318,386                       -                    318,386
Compensation expense for
  stock option grants ...............................          823,350                       -                    823,350
Common stock issued upon
  exercise of warrants ..............................        9,718,259                       -                  9,718,259
Common stock issued in
  private placement .................................       17,057,563                       -                 17,057,563
Equity issuance costs ...............................       (3,335,261)                      -                 (3,335,261)
Net cash to Agritope ................................      (12,132,173)                                       (12,132,173)
Net loss for the year ...............................                -              (6,048,257)                (6,048,257)
                                                        --------------            -------------              -------------
Balances at September 30, 1994 ......................       47,253,999             (31,593,142)                15,660,857

Common stock issued upon
  exercise of options ...............................        2,145,673                       -                  2,145,673
Common stock issued as
  compensation.......................................          196,802                       -                    196,802
Compensation expense for
  stock option grants ...............................        1,056,335                       -                  1,056,335
Common stock issued upon
  exercise of warrants...............................       18,892,750                       -                 18,892,750
Equity issuance costs ...............................         (735,390)                      -                   (735,390)
Net cash to Agritope ................................       (8,330,854)                                        (8,330,854)
Net loss for the year ...............................                -             (10,851,172)               (10,851,172)
                                                         -------------            -------------              -------------
Balances at September 30, 1995 ......................       60,479,315             (42,444,314)                18,035,001

Common stock issued upon
  exercise of options ...............................        4,886,118                       -                  4,886,118
Common stock issued as compensation .................          249,086                       -                    249,086
Compensation expense for stock
  option grants .....................................          815,019                       -                    815,019
Common stock issued upon
  exercise of warrants ..............................          826,600                       -                    826,600
Equity issuance costs ...............................             (152)                      -                       (152)
Net cash to Agritope ................................       (3,018,636)                      -                 (3,018,636)
Net income for the year .............................                -                 739,414                    739,414
                                                         -------------           -------------               ------------
Balances at September 30, 1996 ......................      $64,237,350            $(41,704,900)               $22,532,450

The accompanying notes are an integral part of these statements.


                                    III - 64


SUPPLEMENTAL FINANCIAL STATEMENTS
EPITOPE MEDICAL PRODUCTS
COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30                                       1996                    1995                   1994

Cash flows from operating activities
Net income (loss) .......................................      $   739,414            $(10,851,172)           $(6,048,257)
Adjustments to reconcile net income (loss)
  to net cash used in operating activities:
Depreciation and amortization ...........................          792,885                 795,295                651,076
(Gain) loss on disposition of property ..................           (1,098)                    319                  1,541
Increase in accounts receivable and
  other receivables .....................................         (707,308)                (76,549)              (180,767)
Increase (decrease) in inventories ......................          275,816                (375,640)              (272,279)
Decrease in prepaid expenses ............................           13,881                  38,031                 43,354
Decrease (increase) in other assets and deposits.........           15,570                 (42,658)                (6,227)
Increase (decrease) in accounts payable and
 accrued liabilities ....................................       (2,151,110)              2,273,364                329,875
Common stock issued as compensation for services.........          249,086                 196,802                318,386
Compensation expense for stock option grants and
 deferred salary increases ..............................          815,019               1,056,335                915,351
                                                                ----------             -----------             ----------
Net cash provided by (used in) operating activities .....           42,155              (6,985,873)            (4,247,947)

Cash flows from investing activities
Investment in marketable securities .....................      (47,608,270)            (16,194,994)            (5,603,414)
Proceeds from sale of marketable securities .............       45,870,396               4,718,162                      -
Additions to property and equipment .....................         (180,112)             (1,112,292)              (461,914)
Proceeds from sale of property ..........................            7,432                   1,085                  1,000
Expenditures for patents and proprietary
  technology ............................................         (358,319)               (126,927)              (185,805)
Investment in affiliated companies ......................          142,510                  42,552                 64,938
                                                                ----------             -----------            -----------
Net cash used in investing activities ...................       (2,126,363)            (12,672,414)            (6,185,195)

Cash flows from financing activities
Proceeds from issuance of common stock ..................        5,885,573              21,060,912             24,387,702
Cost of common stock issuance ...........................             (152)               (757,877)              (310,849)
Cash to Agritope ........................................       (3,018,636)             (8,330,854)           (12,132,173)
                                                              -------------           -------------          -------------
Net cash provided by financing activities ...............        2,866,785              11,972,181             11,944,680

Net increase (decrease) in cash and cash equivalents ....          782,577              (7,686,106)             1,511,538
Cash and cash equivalents at beginning of year ..........           13,210               7,699,316              6,187,778
                                                             -------------            ------------           ------------
Cash and cash equivalents at end of year ................      $   795,787           $      13,210            $ 7,699,316

The accompanying notes are an integral part of these statements.

                                    III - 65


SUPPLEMENTAL FINANCIAL STATEMENTS
AGRITOPE
COMBINED BALANCE SHEETS
SEPTEMBER 30                                                      1996                    1995                       1996
                                                                                                              PROFORMA (1)
  Assets
  Current assets
  Cash and cash equivalents (Note 2) ................      $ 4,903,476             $ 4,246,687                $ 4,903,476
  Trade accounts receivable, net (Note 2) ...........        3,123,172               1,995,244                  3,123,172
  Other accounts receivable .........................           32,337               1,249,554                     32,337
  Inventories (Note 2) ..............................        6,570,187               3,239,441                  6,570,187
  Prepaid expenses ..................................           90,656                 143,792                     90,656
                                                         -------------            ------------               ------------
  Total current assets ..............................       14,719,828              10,874,718                 14,719,828

  Property and equipment, net (Notes 2 and 4) .......        2,658,655               2,068,931                  2,658,655
  Patents and proprietary technology, net (Note 2) ..          510,244                 140,757                    510,244
  Investment in affiliated companies (Note 3) .......        2,651,294               2,185,630                  2,651,294
  Other assets and deposits (Note 5) ................          321,011                 326,650                    234,877
                                                         -------------           -------------               ------------
                                                           $20,861,032             $15,596,686                $20,774,898
  Liabilities and Group Equity
  Current liabilities
  Borrowings under bank line of credit (Note 5) .....      $ 4,125,000             $ 3,150,000                $ 4,125,000
  Subordinated notes (Note 5) .......................        2,236,628                       -                  2,236,628
  Current portion of long-term debt (Note 5) ........           98,368                 196,134                     98,368
  Convertible notes, due 1997 (Notes 5 and 13) ......        3,620,003                       -                    240,003
  Accounts payable ..................................        2,677,881               1,488,940                  2,677,881
  Salaries, benefits and other accrued liabilities
    (Notes 2 and 9) .................................        1,208,136                 274,959                  1,208,136
                                                          ------------            ------------               ------------
  Total current liabilities .........................       13,966,016               5,110,033                 10,586,016

  Long-term debt, less current portion (Note 5) .....          527,973                 632,515                    527,973
  Convertible notes, due 1997 (Notes 5 and 13) ......                -               3,620,003                          -
  Subordinated notes (Note 5) .......................                -               1,015,461                          -
  Commitments and contingencies (Notes 6, 8, 9,
    10 and 11).......................................                -                       -                          -
  Minority interest .................................          215,407                       -                    215,407

  Group equity (Note 6)
  Contributed capital ...............................       36,736,343              33,474,043                 41,246,863
  Accumulated deficit ...............................      (30,584,707)            (28,255,369)               (31,801,361)
                                                          -------------           -------------              -------------
                                                             6,151,636               5,218,674                  9,445,502

                                                           $20,861,032             $15,596,686                $20,774,898

(1) Reflects the proforma effect of conversion of $3,380,000 principal amount of Agritope notes into 250,367 shares of common stock of Epitope at an exchange price of $13.50 per share (see Note 13).

The accompanying notes are an integral part of these statements.

                                    III - 66


SUPPLEMENTAL FINANCIAL STATEMENTS
AGRITOPE
COMBINED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30                                   1996                    1995                       1994

Revenues
Product sales .......................................      $62,471,119             $54,194,291                $62,884,343
Grants and contracts ................................          585,485                  94,370                     33,642
                                                         -------------           -------------                -----------
                                                            63,056,604              54,288,661                 62,917,985

Costs and expenses
Product costs........................................       57,262,340              52,337,266                 60,374,171
Research and development costs ......................        1,338,703               2,204,993                  2,368,880
Selling, general and administrative expenses.........        4,789,096               7,516,458                  8,280,756
                                                          ------------            ------------                -----------
                                                            63,390,139              62,058,717                 71,023,807

Loss from operations ................................         (333,535)             (7,770,056)                (8,105,822)

Other income (expense), net
Interest income......................................          361,938                 408,097                   216,934
Interest expense.....................................         (829,231)               (681,859)                 (657,059)
Other, net ..........................................         (203,510)                 21,356                    (3,837)
                                                          -------------          -------------              -------------
                                                              (670,803)               (252,406)                 (443,962)

Net loss ............................................      $(1,004,338)            $(8,022,462)              $(8,549,784)

Proforma net loss per share .........................      $      (.15)            $     (1.29)              $     (1.62)

Proforma weighted average number of shares
 outstanding ........................................        6,590,710               6,203,117                 5,285,064

The accompanying notes are an integral part of these statements.



                                    III - 67


SUPPLEMENTAL FINANCIAL STATEMENTS
AGRITOPE
COMBINED STATEMENTS OF CHANGES IN GROUP EQUITY
                                                           CONTRIBUTED             ACCUMULATED
                                                               CAPITAL                 DEFICIT                      TOTAL
Balances at September 30, 1993 ......................      $11,281,128            $(10,809,123)              $    472,005
Common stock issued as
  compensation ......................................           50,392                       -                     50,392
Compensation expense for
  stock option grants  ..............................          343,922                       -                    343,922
Common stock issued upon
  exchange of convertible notes .....................          559,964                       -                    559,964
Equity issuance costs ...............................          (40,267)                      -                    (40,267)
Net cash from Epitope Medical Products...............       12,132,173                       -                 12,132,173
Distributions to S-corporation shareholders..........                -                (540,000)                  (540,000)
Net loss for the year ...............................                -              (8,549,784)                (8,549,784)
                                                         -------------            -------------              -------------
Balances at September 30, 1994 ......................       24,327,312             (19,898,907)                 4,428,405

Common stock issued as
  compensation ......................................           69,998                       -                     69,998
Compensation expense for
  stock option grants ...............................          318,375                       -                    318,375
Common stock issued upon
  exchange of convertible notes .....................          449,991                       -                    449,991
Equity issuance costs ...............................          (22,487)                      -                    (22,487)
Net cash from Epitope Medical Products ..............        8,330,854                       -                  8,330,854
Distributions to S-corporation shareholders .........                -                (334,000)                  (334,000)
Net loss for the year ...............................                -              (8,022,462)                (8,022,462)
                                                         -------------            -------------              -------------
Balances at September 30, 1995 ......................       33,474,043             (28,255,369)                 5,218,674

Common stock issued as compensation..................           14,500                       -                     14,500
Compensation expense for stock
  option grants .....................................          229,164                       -                    229,164
Net cash from Epitope Medical Products ..............        3,018,636                       -                  3,018,636
Distributions to S-corporation shareholders .........                -              (1,325,000)                (1,325,000)
Net loss for the year ...............................                -              (1,004,338)                (1,004,338)
                                                         -------------            -------------              -------------
Balances at September 30, 1996 ......................      $36,736,343            $(30,584,707)               $ 6,151,636

The accompanying notes are an integral part of these statements.


                                    III - 68


SUPPLEMENTAL FINANCIAL STATEMENTS
AGRITOPE
COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30                                      1996                    1995                    1994

Cash flows from operating activities
Net loss ................................................     $(1,004,338)            $(8,022,462)            $(8,549,784)
Adjustments to reconcile net loss to net cash
  used in operating activities:
Depreciation and amortization ...........................         474,256                 859,641                 714,420
Loss on disposition of property and investments .........          64,126                  29,560                  74,130
Decrease (increase) in accounts receivable and
  other receivables .....................................        (166,475)               (630,054)              1,306,977
Decrease (increase) in inventories ......................      (3,330,746)                222,991              (5,260,547)
Decrease (increase) in prepaid expenses .................          53,136                (100,940)                 31,402
Decrease (increase) in other assets and deposits.........         (36,219)                  9,137                   6,562
Increase (decrease) in accounts payable and
  accrued liabilities ...................................       2,122,118                 (12,991)              1,678,494
Common stock issued as compensation for services.........          14,500                  69,998                  50,392
Compensation expense for stock option grants and
  deferred salary increases .............................         229,164                 318,375                 343,922
                                                              -----------             -----------             -----------
Net cash used in operating activities ...................      (1,580,478)             (7,256,745)             (9,604,032)

Cash flows from investing activities
Additions to property and equipment .....................        (925,388)               (308,136)             (2,240,743)
Proceeds from sale of property ..........................               -                  13,258                       -
Expenditures for patents and proprietary
  technology ............................................        (411,943)               (178,208)                    135
Investment in affiliated companies ......................        (529,790)                548,876                 (81,750)
Other investments .......................................         (54,278)                 48,990                 (99,122)
Minority Interest in affiliated companies ...............         215,407                       -                       -
                                                             ------------            ------------            ------------
Net cash (used in) provided by investing activities .....      (1,705,992)                124,780              (2,421,480)

Cash flows from financing activities
Net borrowings under bank line of credit ................         975,000                 500,000               1,075,000
Issuance of long-term debt ..............................          15,575                  83,034                  78,760
Principal payments on long-term debt ....................        (217,883)               (166,955)               (116,020)
Borrowings from shareholders ............................         255,764                   8,365                 410,741
Principal payments on borrowings from
  shareholders...........................................        (103,833)               (368,327)                (58,359)
Distributions to S-corporation shareholders..............               -                (334,000)               (540,000)
Cash from Epitope Medical Products ......................       3,018,636               8,330,854              12,132,173
                                                              -----------             -----------             -----------
Net cash provided by financing activities ...............       3,943,259               8,052,971              12,982,295

Net increase in cash and cash equivalents ...............         656,789                 921,006                 956,783
Cash and cash equivalents at beginning of year ..........       4,246,687               3,325,681               2,368,898
                                                              -----------             -----------             -----------
Cash and cash equivalents at end of year ................      $4,903,476              $4,246,687              $3,325,681

The accompanying notes are an integral part of these statements.

                                    III - 69


SUPPLEMENTAL FINANCIAL STATEMENTS
EPITOPE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30                                                      1996                    1995                       1996
                                                                                                              PROFORMA (1)
   Assets
   Current assets
   Cash and cash equivalents (Note 2) ...............     $  5,699,263            $  4,259,897               $  5,699,263
   Marketable securities (Note 2) ...................       18,818,120              17,080,246                 18,818,120
   Trade accounts receivable, net (Note 2) ..........        4,270,771               2,226,865                  4,270,771
   Other accounts receivable ........................          206,420               1,632,307                    206,420
   Inventories (Note 2) .............................        7,728,117               4,673,187                  7,728,117
   Prepaid expenses .................................          180,174                 247,191                    180,174
                                                          ------------            ------------               ------------
   Total current assets .............................       36,902,865              30,119,693                 36,902,865

   Property and equipment, net (Notes 2 and 4) ......        4,201,412               4,058,700                  4,201,412
   Patents and proprietary technology, net
    (Note 2) ........................................        1,111,478                 555,767                  1,111,478
   Investment in affiliated companies (Note 3) ......        2,651,294               2,328,140                  2,651,294
   Other assets and deposits (Note 5) ...............          343,769                 364,978                    257,635
                                                           -----------             -----------                -----------
                                                           $45,210,818             $37,427,278                $45,124,684
   Liabilities and Shareholders' Equity
   Current liabilities
   Borrowings under bank line of credit (Note 5) ....      $ 4,125,000             $ 3,150,000                $ 4,125,000
   Subordinated notes (Note 5) ......................        2,236,628                       -                  2,236,628
   Current portion of long-term debt ................           98,368                 196,134                     98,368
   Convertible notes, due 1997 (Notes 5 and 13) .....        3,620,003                       -                    240,003
   Accounts payable .................................        3,127,051               2,308,364                  3,127,051
   Salaries, benefits and other accrued liabilities
     (Notes 2 and 9) ................................        2,576,302               3,251,126                  2,576,302
                                                           -----------            ------------                -----------
   Total current liabilities ........................       15,783,352               8,905,624                 12,403,352

   Long-term debt, less current portion (Note 5) ....          527,973                 632,515                    527,973
   Convertible notes, due 1997 (Notes 5 and 13) .....                -               3,620,003                          -
   Subordinated notes (Note 5) ......................                -               1,015,461                          -
   Commitments and contingencies (Notes 6, 8, 9,
    10 and 11).......................................                -                       -                          -
   Minority Interest ................................          215,407                       -                    215,407

   Shareholders' equity (Note 6)
   Preferred stock, no par value - 1,000,000 shares authorized;
    no shares issued or outstanding .................                -                       -                          -

   Common stock, no par value - 30,000,000 shares
    authorized; 13,457,383 and 13,085,130 shares issued
    and outstanding, respectively ...................      100,973,693              93,953,358                105,484,213
   Accumulated deficit ..............................      (72,289,607)            (70,699,683)               (73,506,261)
                                                          -------------           -------------              -------------
                                                            28,684,086              23,253,675                 31,977,952

                                                           $45,210,818             $37,427,278                $45,124,684

 (1) Reflects the proforma effect of conversion of $3,380,000 principal amount of Agritope notes into 250,367 shares of common stock of Epitope at an exchange price of $13.50 per share (see Note 13).

 The accompanying notes are an integral part of these statements.

                                    III - 70

SUPPLEMENTAL FINANCIAL STATEMENTS
EPITOPE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
   FOR THE YEAR ENDED SEPTEMBER 30                                1996                    1995                       1994

   Revenues
   Product sales ....................................     $ 67,335,497            $ 57,001,141               $ 65,465,141
   Grants and contracts .............................        1,314,756                 143,042                     58,202
                                                          ------------            ------------               ------------
                                                            68,650,253              57,144,183                 65,523,343
   Costs and expenses
   Product costs ....................................       59,943,769              55,500,278                 62,515,490
   Research and development costs ...................        4,504,541               6,822,239                  6,050,206
   Selling, general and administrative expenses......        9,822,587              14,199,318                 11,347,652
                                                          ------------            ------------               ------------
                                                            74,270,897              76,521,835                 79,913,348

   Loss from operations..............................       (5,620,644)            (19,377,652)               (14,390,005)

   Other income (expense), net
   Interest income...................................        1,386,968               1,164,840                    454,401
   Interest expense..................................         (829,231)               (681,859)                  (657,059)
   License fee.......................................        5,000,000                       -                          -
   Other, net........................................         (202,017)                 21,037                     (5,378)
                                                           ------------            -----------                 -----------
                                                             5,355,720                 504,018                   (208,036)

   Net loss .........................................     $   (264,924)           $(18,873,634)              $(14,598,041)

   Net loss per share ...............................     $       (.02)           $      (1.52)              $      (1.38)

   Weighted average number of shares
    outstanding .....................................       13,181,420              12,406,234                 10,570,129

 The accompanying notes are an integral part of these statements.



                                    III - 71


SUPPLEMENTAL FINANCIAL STATEMENTS
EPITOPE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                COMMON STOCK                       ACCUMULATED
                                                               SHARES           DOLLARS         DEFICIT           TOTAL
Balances at September 30, 1993..........................    9,611,922      $ 45,448,710   $ (36,354,008)     $9,094,702
Common stock issued upon exercise of options ...........       52,488           636,293               -         636,293
Common stock issued as
 compensation ..........................................       19,678           368,778               -         368,778
Compensation expense for
 stock option grants ...................................            -         1,167,272               -       1,167,272
Common stock issued upon
 exercise of warrants ..................................      618,291         9,718,259               -       9,718,259
Common stock issued upon
 exchange of convertible notes .........................       28,672           559,964               -         559,964
Common stock issued in
 private placement .....................................    1,115,500        17,057,563               -      17,057,563
Equity issuance costs ..................................            -        (3,375,528)              -      (3,375,528)
Distributions to S-corporation shareholders.............            -                 -        (540,000)       (540,000)
Net loss for the year ..................................            -                 -     (14,598,041)    (14,598,041)
                                                          -----------     -------------    -------------   -------------
Balances at September 30, 1994 .........................   11,446,551        71,581,311     (51,492,049)     20,089,262

Common stock issued upon
 exercise of options ...................................      183,525         2,145,673               -       2,145,673
Common stock issued as
 compensation ..........................................       16,013           266,800               -         266,800
Compensation expense for
 stock option grants ...................................            -         1,374,710               -       1,374,710
Common stock issued upon
 exercise of warrants ..................................    1,336,000        18,892,750               -      18,892,750
Common stock issued upon
 exchange of convertible notes .........................       23,041           449,991               -         449,991
Equity issuance costs ..................................            -          (757,877)              -        (757,877)
Distributions to S-corporation shareholders.............            -                 -        (334,000)       (334,000)
Net loss for the years .................................            -                 -     (18,873,634)    (18,873,634)
                                                         ------------      ------------    -------------   -------------
Balances at September 30, 1995 .........................   13,005,130        93,953,358     (70,699,683)     23,253,675

Common stock issued upon
 exercise of options ...................................      386,550         4,886,118               -       4,886,118
Common stock issued as compensation.....................       19,353           263,586               -         263,586
Compensation expense for stock
 option grants .........................................            -         1,044,183               -       1,044,183
Common stock issued upon
 exercise of warrants ..................................       46,350           826,600               -         826,600
Equity issuance costs ..................................            -              (152)              -            (152)
Distributions to S-corporation shareholders.............            -                 -      (1,325,000)     (1,325,000)
Net loss for the year ..................................            -                 -        (264,924)       (264,924)
                                                         ------------      ------------    -------------   -------------
Balances at September 30, 1996 .........................   13,457,383     $ 100,973,693    $(72,289,607)   $ 28,684,086

The accompanying notes are an integral part of these statements.

                                    III - 72

SUPPLEMENTAL FINANCIAL STATEMENTS
EPITOPE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30                                   1996                    1995                       1994

Cash flows from operating activities
Net loss ...............................................   $  (264,924)           $(18,873,634)              $(14,598,041)
Adjustments to reconcile net loss to net cash
  used in operating activities:
Depreciation and amortization ..........................     1,267,141               1,654,936                  1,365,496
Loss on disposition of property ........................        63,028                  29,879                     75,671
Decrease (increase) in accounts receivable and
  other receivables ....................................      (873,783)               (706,603)                 1,126,210
Increase in inventories ................................    (3,054,930)               (152,649)                (5,532,826)
Decrease (increase) in prepaid expenses ................        67,017                 (62,909)                    74,756
Decrease (increase) in other assets and deposits........       (20,649)                (33,521)                       335
Increase in accounts payable and accrued
  liabilities ..........................................       (28,992)              2,260,373                  2,008,369
Common stock issued as compensation for
  services..............................................       263,586                 266,800                    368,778
Compensation expense for stock option grants and
  deferred salary increases ............................     1,044,183               1,374,710                  1,259,273
                                                           -----------             -----------                -----------
Net cash used in operating activities ..................    (1,538,323)            (14,242,618)               (13,851,979)

Cash flows from investing activities
Investment in marketable securities ....................   (47,608,270)            (16,194,994)                (5,603,414)
Proceeds from sale of marketable securities ............    45,870,396               4,718,162                          -
Additions to property and equipment ....................    (1,105,500)             (1,420,428)                (2,702,657)
Proceeds from sale of property .........................         7,432                  14,343                      1,000
Expenditures for patents and proprietary
  technology ...........................................      (770,262)               (305,135)                  (185,670)
Investment in affiliated companies .....................      (387,280)                591,428                    (16,812)
Other investments ......................................       (54,278)                 48,990                    (99,122)
Minority interest in affiliated companies ..............       215,407                       -                          -
                                                          ------------             -----------                -----------
Net cash used in investing activities ..................    (3,832,355)            (12,547,634)                (8,606,675)

Cash flows from financing activities
Net borrowings under bank line of credit ...............       975,000                 500,000                  1,075,000
Issuance of long-term debt .............................        15,575                  83,034                     78,760
Principal payments on long-term debt ...................      (217,883)               (166,955)                  (116,020)
Proceeds from issuance of common stock .................     5,885,573              21,060,912                 24,387,702
Cost of common stock issuance ..........................          (152)               (757,877)                  (310,849)
Borrowings from shareholders ...........................       255,764                   8,365                    410,741
Principal payments on borrowings from
  shareholders .........................................      (103,833)               (368,327)                   (58,359)
Distributions to S-corporation shareholders.............             -                (334,000)                  (540,000)
                                                          ------------             ------------               ------------
Net cash provided by financing activities ..............     6,810,044              20,025,152                 24,926,975

Net increase (decrease) in cash and cash equivalents ...     1,439,366              (6,765,100)                 2,468,321
Cash and cash equivalents at beginning of year .........     4,259,897              11,024,997                  8,556,676
                                                          ------------            ------------               ------------
Cash and cash equivalents at end of year ...............   $ 5,699,263             $ 4,259,897               $ 11,024,997

The accompanying notes are an integral part of these statements.

                                    III - 73

NOTES TO SUPPLEMENTAL FINANCIAL STATEMENTS

NOTE 1     THE COMPANY

Epitope, Inc. (the Company or Epitope) is an Oregon corporation utilizing biotechnology to develop and market medical diagnostic products through its Epitope Medical Products group (Epitope Medical Products) and superior new plants and related products through its Agritope group (Agritope). Agritope is also in the business of growing, marketing, selling, and distributing fresh and frozen produce, primarily tomatoes and strawberries. Upon approval of the proposal to create a new class of common stock (the Agritope Stock Proposal), the capital structure of Epitope will be modified to include two classes of common stock, Epitope Medical Products Common Stock and Agritope Common Stock. The Epitope Medical Products group (Epitope Medical Products) will include the medical products business conducted by the Company. The Agritope group (Agritope) will include the agribusiness and agricultural biotechnology operations of the Company.

NOTE 2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Assets and liabilities of majority-owned subsidiaries are included in these statements. Minority-owned investments and joint ventures are accounted for using the equity method. Investments of less than 20 percent are carried at cost.

The accompanying combined financial statements of the Epitope Medical Products and Agritope groups have been prepared using the amounts included in the consolidated financial statements of the Company. Assets, liabilities, revenues and expenses of each group are included in the respective financial statements of the applicable group. Cash, cash equivalents and marketable securities have been allocated 80 percent to Epitope Medical Products and 20 percent to Agritope. Cash advanced and allocated by the Company to business units of the Agritope group has been reflected as contributed capital in the accompanying combined financial statements.

On November 6, 1996 the Company agreed to merge with Andrew and Williamson Sales, Co. (A&W) in a transaction to be accounted for as a pooling of interests. See Note 13. The accompanying consolidated financial statements and the combined financial statements of the Agritope Group have been restated to reflect the merger as if it had occurred at the beginning of the earliest period presented.

Certain corporate overhead services such as accounting, finance, general management, human resources, investor relations, information systems and payroll are provided by the Company on a centralized basis for the benefit of both groups (Shared Services). Such expenses have been allocated between Epitope Medical Products and Agritope in the accompanying combined financial statements using activity indicators which, in the opinion of management, represent a reasonable measure of the respective group's utilization of such shared services. These activity indicators, which will be reviewed periodically and adjusted to reflect changes in utilization, include number of employees, number of computers, and level of expenditures. The accompanying combined financial statements also include an adjustment to allocate interest income in the same proportion as the allocation of Shared Services between the two groups. Future interest income will be based on amounts earned by each group. Shared Services are included under the caption "Selling, general and administrative expenses" as follows:


YEAR ENDED SEPTEMBER 30                                      1996                      1995                         1994
Epitope Medical Products ..........................    $3,028,181                $3,575,069                   $1,899,969
Agritope ..........................................     1,069,249                 1,892,370                    1,735,688
                                                      -----------                ----------                   ----------
Consolidated ......................................    $4,097,430                $5,467,439                   $3,635,657


                                    III - 74

If the Agritope Stock Proposal is approved, the Company will provide holders of Epitope Medical Products and Agritope common stock separate financial statements prepared in accordance with generally accepted accounting principles, management's discussion and analysis of financial condition and results of operations, descriptions of businesses and other relevant information for each group. Notwithstanding the attribution of assets and liabilities (including contingent liabilities) to each group for the purposes of preparing their respective historical and future financial statements, this attribution and the change in capitalization contemplated in the Agritope Stock Proposal will not affect legal title to such assets or responsibility for such liabilities of the Company or any of its subsidiaries. Holders of each class of common stock will be common shareholders of the Company and would be subject to risks associated with an investment in the Company and all its businesses, assets, and liabilities. Liabilities or contingencies of either group that affect the Company's resources or financial condition could affect the financial condition and results of operations of either group.

Under the Agritope Stock Proposal, dividends to be paid to the holders of either class of common stock will be limited to the lesser of funds of the Company legally available for the payment of dividends or the Available Medical Products Dividend Amount or Available Agritope Dividend Amount as defined in the Company's Articles of Incorporation. The Company has never paid any cash dividends on shares of Epitope common stock. The Company currently intends to retain any of its earnings to finance future growth and, therefore, does not anticipate paying any cash dividends on either class of common stock in the foreseeable future. The dividends reflected in these financial statements were paid by A&W to its shareholders prior to the merger of A&W with the Company.

Except as stated in the amended Articles of Incorporation, the accounting policies applicable to preparation of financial statements of either group may be modified or rescinded at the sole discretion of the Board of Directors of the Company without the approval of shareholders, although there is no intention to do so. In addition, generally accepted accounting principles require that any change in accounting policy be preferable (in accordance with such principles) to the previous policy.

CASH AND CASH EQUIVALENTS; MARKETABLE SECURITIES. For purposes of the consolidated balance sheets and statements of cash flows, the Company considers all highly liquid investments with maturities at time of purchase of three months or less to be cash equivalents. At September 30, 1996, marketable securities consisted of commercial paper and U.S. Treasury securities with an original maturity period greater than three months, but generally less than 12 months. The Company's policy is to invest its excess cash in securities that maximize (a) safety of principal, (b) liquidity for operating needs, and (c) after-tax yields.

Effective October 1, 1994, the Company adopted Financial Accounting Standards Board Statement No. 115 (SFAS 115), Accounting for Certain Investments in Debt and Equity Securities. Pursuant to SFAS 115, the Company has categorized all of its investments as available-for-sale securities and, accordingly, unrealized gains and losses on such investments, if material, will be carried as a separate component of shareholders' equity. Such unrealized gains and losses were immaterial as of September 30, 1996 and 1995.

INVENTORIES. Medical products inventories are recorded at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market. Growing crops (included in work-in-process) are valued at the lower of cost (representing direct and indirect production costs) or estimated market. Harvested crops and frozen strawberry inventories (included in finished goods) are valued at the lower of average cost or market. Inventory components are summarized as follows:

                                    III - 75


SEPTEMBER 30                                                                1996                                    1995
EPITOPE MEDICAL PRODUCTS
Raw materials.................................................        $  522,824                              $  657,568
Work-in-process ..............................................           389,642                                 379,470
Finished goods ...............................................           192,882                                 295,032
Supplies .....................................................            52,582                                 101,676
                                                                     -----------                             -----------
                                                                      $1,157,930                              $1,433,746
AGRITOPE
Work-in-process...............................................        $4,466,880                              $2,201,073
Finished goods ...............................................         1,740,689                                 741,424
Supplies .....................................................           362,618                                 296,944
                                                                     -----------                             -----------
                                                                      $6,570,187                              $3,239,441
CONSOLIDATED
Raw materials ................................................        $  522,824                              $  657,568
Work-in-process ..............................................         4,856,522                               2,580,543
Finished goods ...............................................         1,933,571                               1,036,456
Supplies .....................................................           415,200                                 398,620
                                                                     -----------                             -----------
                                                                      $7,728,117                              $4,673,187

The Company grows crops primarily in Mexico in cooperation with various Mexican farmers. Under the agreements, the Company generally shares in the costs of growing, picking, packing, and distribution. The Company recovers its costs plus a gross profit percentage of approximately ten percent from the sale of the crops in the United States. Cost of sales is charged for costs in excess of estimated market. During 1996, 1995, and 1994, the Company charged to cost of sales growing costs in excess of estimated market of approximately $1,811,000, $2,544,037, and $2,106,181, respectively.

DEPRECIATION AND CAPITALIZATION POLICIES. Land is stated at cost. Property and equipment are stated at cost less accumulated depreciation. Expenditures for repairs and maintenance are charged to operating expense as incurred. Expenditures for renewals and betterments are capitalized.

Depreciation and amortization of property and equipment are calculated primarily under the straight-line method over the estimated lives of the related assets (three to seven years). Leasehold improvements are amortized over the shorter of estimated useful lives or the terms of related leases. When assets are sold or otherwise disposed, cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in operations.

ACCOUNTING FOR LONG-LIVED ASSETS. The Company reviews its long-lived assets for impairment periodically or as events or circumstances indicate that the carrying amount of long-lived assets may not be recoverable. If the estimated net cash flows are less than the carrying amount of the long-lived assets, the Company recognizes an impairment loss in an amount necessary to write down long-lived assets to fair value as determined from expected discounted future cash flows. This accounting policy is consistent with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. There has been no significant impact to the Company's financial position or results of operations as the carrying amount of all long-lived assets is considered recoverable.

PATENTS AND PROPRIETARY TECHNOLOGY. Direct costs associated with patent submissions and acquired technology are capitalized and amortized over their minimum estimated economic useful lives, generally five years.


                                    III - 76

In August 1996, the Company amended an agreement pursuant to which it acquired Agritope's patented ethylene control technology in 1987. A co-inventor of the technology relinquished all rights to future compensation under the agreement in exchange for a one-time cash payment, a research grant and a limited non-exclusive license to use the technology for one crop. The total consideration of $365,000 is included in Agritope's combined balance sheet under the caption "Patents and Proprietary Technology" and is being amortized over 15 years, the remaining life of the related patent.

Amortization and accumulated amortization are summarized as follows:

                                                          1996                        1995                          1994
 Amortization for the year ended
   September 30,
 Epitope Medical Products ......................     $ 172,095                   $ 130,313                     $ 101,339
 Agritope ......................................        42,456                      23,964                        13,487
                                                     ---------                   ---------                     ---------
 Consolidated ..................................     $ 214,551                   $ 154,277                     $ 114,826

 Accumulated Amortization at
   September 30,
 Epitope Medical Products ......................     $ 621,110                   $ 449,015                     $ 318,702
 Agritope ......................................        79,907                      37,451                        13,487
                                                     ---------                  ----------                    ----------
 Consolidated...................................     $ 701,017                   $ 486,466                     $ 332,189

FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying amount for cash equivalents, marketable securities, accounts receivable, borrowings under bank line of credit, subordinated notes, and accounts payable approximates fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount for long-term debt and convertible notes approximates fair value because the related interest rates are comparable to rates currently available to the Company for debt with similar terms and maturities.

REVENUE RECOGNITION. Product revenues are recognized when the related products are shipped. Grant and contract revenues include funds received under research and development agreements with various entities. These grants and contracts generally provide for progress payments as expenses are incurred and certain research milestones are achieved. Revenue related to such grants and contracts is recognized in accordance with contract terms as expenses are incurred and progress milestones are achieved.

Accounts receivable are stated net of an allowance for doubtful accounts as follows:

SEPTEMBER 30                                                       1996                                              1995
Epitope Medical Products ........................              $  6,872                                          $  6,872
Agritope ........................................                64,571                                           119,172
                                                               --------                                         ---------
Consolidated ....................................              $ 71,443                                          $126,044

RESEARCH AND DEVELOPMENT. Research and development expenditures are comprised of those costs associated with the Company's own ongoing research and development activities including the costs to prepare for, obtain and compile clinical studies and other information to support product license applications. Expenditures for research and development also include costs incurred under contracts to develop certain products, including those contracts resulting in grant and contract revenues. All research and development costs are expensed as incurred.


                                    III - 77

INCOME TAXES. The Company accounts for certain revenue and expense items differently for income tax purposes than for financial reporting purposes. These differences arise principally from methods used in accounting for stock options and depreciation rates. Deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the temporary differences are expected to reverse.

As a separate company, A&W had elected S-Corporation tax treatment. As an S-Corporation, income or losses passed through to A&W's shareholders, and no provision for federal income taxes was reflected in the financial statements. State income taxes applicable to A&W were provided at a reduced rate under S-Corporation status. Following the merger (see Note 13), A&W will be taxed as a C-Corporation and will join with the Company in filing a consolidated federal income tax return. The termination of the S-Corporation status is not expected to have a material impact on future results of operations. As of September 30, 1996, the Company had net operating losses of approximately $66.7 million available to offset future federal and state taxable income, including taxable income of A&W. See Note 7.

To date, both Epitope Medical Products and Agritope have experienced operating losses. Actual tax payment is a liability of Epitope as a whole. The Agritope Stock Proposal provides that either group may be allocated the tax benefit of such losses and future losses to reduce current or deferred tax expense and that such losses will not be carried forward to reduce the losses of the group which incurred such losses. Accordingly, either group may report lower earnings than if such losses had been retained for the benefit of then group which incurred such losses.

NET INCOME (LOSS) PER SHARE. Net income (loss) per share has been computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Common stock equivalents consist of the number of shares issuable upon exercise of outstanding warrants, options and convertible notes less the number of shares assumed to have been purchased for the treasury with the proceeds from the exercise of such. The weighted average number of shares has been adjusted to reflect the issuance of 520,000 additional shares issued in conjunction with the merger with A&W (see Note 13). Net income
(loss) per share for Epitope Medical Products and Agritope is presented on a proforma basis assuming that the distribution of Agritope common stock and redesignation of Epitope, Inc. common stock as Epitope Medical Products common stock pursuant to the Agritope Stock Proposal had occurred on October 1, 1993.

Common stock equivalents are excluded from the computation if their effect is anti-dilutive. Primary and fully diluted earnings per share are the same.

SUPPLEMENTAL CASH FLOW INFORMATION. Non-cash financing and investing activities not included in the consolidated statements of cash flows are summarized as follows:

YEAR ENDED SEPTEMBER 30                                    1996                     1995                            1994
EPITOPE MEDICAL PRODUCTS
Discount on private placement of common stock......  $         -           $           -                   $3,024,413

AGRITOPE
Conversion of notes to equity (Note 5).............  $         -           $  427,496                      $  600,231
Investment in nonconsolidated subsidiary...........            -            2,584,979                               -
Distributions to S-corporation shareholders
  declared but not paid............................   1,325,000                        -                            -

In addition, Agritope paid $568,835; $455,783; and $407,929, for interest during the years ended September 30 1996, 1995, and 1994, respectively.


                                    III - 78

SUPPLEMENTAL PROFIT AND LOSS INFORMATION. In September 1995, management announced a company-wide reduction in work force whereby 48 employees were terminated. The Company charged $607,000 to results of operations for severance payments and related expenses for this program. As of September 30, 1996 and 1995, $55,000 and $475,000, respectively, of these charges remain accrued and are included in the accompanying balance sheets of the Company and Epitope Medical Products under the caption "Salaries, benefits and other accrued liabilities."

MANAGEMENT ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates relating to assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could vary from these estimates.

NOTE 3   INVESTMENT IN AFFILIATED COMPANIES

In June 1995, Agritope agreed to sell its wholly owned grape plant propagation subsidiary, Vinifera, Inc. to VF Holdings, Inc. ("VF"), an affiliate of a Swiss investment group, pursuant to a stock purchase agreement. VF subsequently failed to make all the payments required under the VF Agreement. As part of a settlement of claims based on VF's default, VF retained a 4 percent minority interest in Vinifera and relinquished the majority interest to Agritope in August 1996.

The reacquisition of Vinifera in August 1996 has been accounted for under the purchase method. The net purchase price of $916,000 has been allocated to tangible net assets. Vinifera's results of operations are including in the Agritope Combined Statements of Operations and in the Consolidated Statements of Operations through May 1995, and for the month of September 1996. The following summarized proforma results of operations are presented as if the reacquisition had occurred on the first day of each period shown.

YEAR ENDED SEPTEMBER 30                              1996                                           1995
                                                     Proforma                                       Proforma
                                 Supplemental    Adjustments      Proforma     Supplemental     Adjustments    Proforma
Agritope
Revenues                           63,056,604        833,949    63,890,553       54,288,661         276,588  54,565,249
Net loss                           (1,004,338)    (1,464,002)   (2,468,340)      (8,022,462)       (460,296) (8,482,758)
Proforma loss per share                 (0.15)         (0.22)        (0.37)           (1.29)          (0.07)      (1.37)

Consolidated
Revenues                           68,650,253        833,949    69,484,202       57,144,183         276,588  57,420,771
Net loss                             (264,924)    (1,464,002)   (1,728,926)     (18,873,634)       (460,296)(19,333,930)
Loss per share                          (0.02)         (0.11)        (0.13)           (1.52)          (0.04)      (1.56)


In May 1995, Agritope's wholly owned subsidiary, Agrimax Floral Products, Inc. (Agrimax), ceased operations as an independent entity. UAF, Limited Partnership
(UAF), in which Agrimax obtained an 18 percent interest, was formed to combine the Agrimax operations in Charlotte, North Carolina, with those of Universal American Flowers, Inc. in Tampa, Florida and Hammond, Louisiana. In connection with the UAF transaction, Agrimax contributed inventory, operating assets and the right to use its proprietary floral preservative and certain trademarks. In May 1966, the equity interest of Agrimax was reduced to 9 percent as the result of a recapitalization of UAF.

The St. Paul, Minnesota, facility of Agrimax ceased operations in June 1995. In June 1996, Agrimax contributed inventory and operating assets to Petals USA, Inc. ("Petals"), a newly formed affiliate of a Canadian fresh flower wholesaler, in return for a 19.5 percent equity interest in Petals.

The investments by Agrimax are included in the accompanying consolidated balance sheets of the Company and combined balance sheets of Agritope under the caption "Investment in affiliated companies." See Note 13.


                                    III - 79

For the years ended September 30, 1995, 1994 respectively, the accompanying financial statements of the Company and Agritope include revenues of $2.0 million and $2.2 million, and operating losses of $3.8 million, and $6.4 million attributable to the Agrimax and Vinifera business units. The accompanying statements of operations of the Company and Agritope for the year ended September 30, 1995, includes the results of operations of Agrimax and Vinifera through May and also includes a charge of $500,000 primarily attributable to the disposition of Agrimax.

NOTE 4     PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

SEPTEMBER 30                                                                1996                                     1995
EPITOPE MEDICAL PRODUCTS
Research and development laboratory equipment.............          $  1,056,883                              $   898,716
Manufacturing equipment ..................................             1,291,546                                1,296,416
Office furniture and equipment ...........................             1,899,948                                2,041,897
Leasehold improvements ...................................             1,084,660                                1,084,660
Construction in progress .................................               134,557                                   70,961
                                                                     -----------                              -----------
                                                                       5,467,594                                5,392,650
Less accumulated depreciation and amortization ...........            (3,924,837)                              (3,402,881)
                                                                    -------------                            -------------
                                                                    $  1,542,757                              $ 1,989,769

AGRITOPE
Land .....................................................          $    420,817                              $   420,817
Buildings and improvements ...............................               717,508                                  717,508
Research and development laboratory equipment ............               220,919                                  196,255
Manufacturing and transportation equipment ...............             2,088,669                                1,789,933
Office furniture and equipment ...........................               188,251                                  196,119
Leasehold improvements ...................................               166,398                                  173,262
Construction in progress .................................               499,980                                   34,650
                                                                    ------------                              -----------
                                                                       4,302,542                                3,528,544
Less accumulated depreciation and amortization............            (1,643,887)                              (1,459,613)
                                                                    -------------                            -------------
                                                                    $  2,658,655                              $ 2,068,931

CONSOLIDATED
Land .....................................................          $    420,817                              $   420,817
Buildings and improvements ...............................               717,508                                  717,508
Research and development laboratory equipment ............             1,277,802                                1,094,971
Manufacturing and transportation equipment ...............             3,380,215                                3,086,349
Office furniture and equipment ...........................             2,088,199                                2,238,016
Leasehold improvements ...................................             1,251,058                                1,257,922
Construction in progress .................................               634,537                                  105,611
                                                                    ------------                              -----------
                                                                       9,770,136                                8,921,194
Less accumulated depreciation and amortization............            (5,568,724)                              (4,862,494)
                                                                    -------------                            -------------
                                                                    $  4,201,412                              $ 4,058,700


                                    III - 80

NOTE 5     DEBT

BANK LINE OF CREDIT. At September 30, 1996, A&W had a bank line of credit which provided for borrowings of up to $6,500,000 and was to expire in August 1997. Borrowings under the line bore interest at the bank's prime interest rate plus
 .5 percent; were collateralized by substantially all of the assets of A&W; and were guaranteed by A&W's shareholders. The Company had the option to fix the interest rate for a specified period of time at the LIBOR rate for such period. See Note 13.

CONVERTIBLE NOTES. On June 30, 1992, Agritope completed a private placement with several European institutional investors pursuant to which $5,495,000 of convertible notes were issued. The notes are unsecured, mature on June 30, 1997 and bear interest at the rate of 4 percent per annum which is payable on each June 30 and December 31 until all outstanding principal and interest on the notes have been paid in full. The notes are convertible into common stock of the Company at a conversion price of $19.53 per share. In the event of an initial public offering of Agritope common stock, the notes would be automatically converted to shares of Agritope common stock at 90 percent of the public offering price.

During the years ended September 30, 1995 and 1994, respectively, investors exchanged $449,991 and $559,964 principal amount of convertible notes for the Company's common stock at a price of $19.53 per share. In conjunction with the exchanges, unamortized debt issuance costs of $22,487 and $40,267 related to such notes were recognized as equity issuance costs during 1996 and 1995, respectively. Debt issuance costs are included in other assets and are being amortized over the five-year life of the notes. Amortization expense of debt issuance costs for the years ended September 30, 1996, 1995 and 1994, respectively, totaled $108,257, $96,136 and $91,715, leaving an unamortized balance of $88,821 and $197,077 at September 30, 1996 and 1995, respectively. See Note 13.

LONG-TERM DEBT.  Long-term debt is summarized as follows:

SEPTEMBER 30                                                                  1996                                1995
AGRITOPE
Note payable, interest at 7%,
 due on demand, unsecured .........................................   $          -                           $  50,000
Installment notes, interest at 5.9% to 12.75%
 due various, secured by equipment ................................         59,824                             138,976
Installment note, interest at 9.25%,
 due June 1997, secured by equipment ..............................        263,717                             319,973
Note payable, interest at prime,
 due October 1997, unsecured ......................................        100,000                             100,000
Bank installment note, interest at prime plus
 1.25%, due March 1998, secured by property .......................        202,800                             219,700
                                                                        ----------                          ----------
                                                                           626,341                             828,649
Less current portion ..............................................        (98,368)                           (196,134)
                                                                        -----------                        ------------
                                                                         $ 527,973                           $ 632,515

The installment note payable of $263,717 at September 30, 1996 has a balloon payment of $217,989 due in June 1997. The amount of the balloon payment has been classified as long-term based on the Company's intent and ability to refinance this borrowing on a long-term basis. Certain of the notes above have been guaranteed by the shareholders of A&W. Certain of the note agreements provide various financial and other covenants including minimum working capital and net worth levels and restricted capital expenditures.


                                    III - 81

As of September 30, 1996, maturities for long-term debt are as follows:

YEAR ENDING SEPTEMBER 30
1997...........................................        $ 98,368
1998 ..........................................         525,532
1999 ..........................................           2,441
                                                      ---------
                                                       $626,341

SUBORDINATED NOTES. The Company has notes payable to shareholders which are subordinated to the claims of its bank. These notes are due on demand and bear interest at 10 percent. The Company intends to pay these notes in full following the effective date of the merger. See Note 13.

NOTE 6     SHAREHOLDERS' EQUITY

AUTHORIZED CAPITAL STOCK. The Company's amended articles of incorporation authorize 1,000,000 shares of preferred stock and 30,000,000 shares of common stock. The Company's Board of Directors has authority to determine preferences, limitations and relative rights of the preferred stock.

COMMON STOCK RESERVED FOR FUTURE ISSUANCE. As of September 30, 1996, the following shares of the Company's common stock were reserved for future issuance, as more fully described below:

PURPOSE                                                             SHARES
Outstanding warrants ...................................         2,000,640
Outstanding stock options ..............................         3,365,726
Employee Stock Purchase Plan subscriptions .............            42,820
Conversion of notes (Notes 5 and 13) ...................           185,356
                                                                ----------
                                                                 5,594,542

If the Agritope Stock Proposal is approved, the Company will issue to the holders of the above rights to purchase shares of Epitope common stock or to convert notes into such shares, as applicable, the equivalent rights with respect to Agritope common stock on the basis of one-half share of Agritope common stock for each right to purchase one share of Epitope common stock.

COMMON STOCK WARRANTS. As of September 30, 1996, the following warrants to purchase shares of common stock were outstanding:

DATE OF ISSUANCE                                         SHARES                  PRICE                    EXPIRATION DATE
September 26, 1991 ..................................   159,150                 $16.00                    September 30, 1997
December 23, 1992 ...................................   988,390                  18.50                    September 30, 1997
July 20, 1993 .......................................   375,000                  20.00                    September 30, 1997
August 1, 1993 ......................................   200,000                  18.50                    September 30, 1997
October 17, 1994 ....................................    50,000                  18.50                    September 30, 1997
November 22, 1994 ...................................   228,100                  18.50                    September 30, 1997
                                                     ----------
                                                      2,000,640


                                    III - 82

STOCK AWARD PLANS. The Company's 1991 Stock Award Plan (the 1991 Plan) was approved by the shareholders during 1991, replacing the Company's Incentive Stock Option Plan (ISOP). The 1991 Plan provides for stock-based awards to employees, outside directors and members of scientific advisory committees or other consultants. Awards which may be granted under the 1991 Plan include qualified incentive stock options, nonqualified stock options, stock appreciation rights, restricted awards, performance awards and other stock-based awards.

Under the terms of the 1991 Plan, qualified incentive stock options on shares of common stock may be granted to eligible employees, including officers, of the Company at an exercise price not less than the fair market value of the stock on the date of grant. The maximum term during which any option may be exercised is ten years from the date of grant. To date, options have been granted with four-year vesting schedules.

Options issued to employees under the Incentive Stock Option Plan (ISOP) were issued at prices not less than the fair market value of a share of common stock on the date of grant. The options are exercisable after one year from the date of grant at the rate of 25 percent per year cumulatively and expire ten years from the date of grant.

The Agritope, Inc. 1992 Stock Award Plan (the 1992 Plan) was adopted by Agritope and approved by the Company in 1992. The 1992 Plan, which has provisions similar to those of the Company's 1991 Plan, authorizes issuance of 2,000,000 shares of Agritope common stock. Until Agritope is no longer a wholly owned subsidiary of the Company, shares issued pursuant to exercise of options under the 1992 Plan will be converted into shares of the Company's common stock based on the ratio of the fair market value of the Company's common stock to the fair market value of Agritope common stock on the date of the grant.

The 1991 Plan and 1992 Plan also provide that nonqualified options may be granted at a price not less than 75 percent of the fair market value of a share of common stock on the date of grant. The option term and vesting schedule of such awards may either be unlimited or have a specified period in which to vest and be exercised. For the discounted nonqualified options issued, the Company amortizes, on a straight-line basis over the vesting period of the options, the difference between the exercise price and the fair market value of a share of stock on the date of grant. As of September 30, 1996, 197,181 shares of Epitope common stock remain available for grant under the Company's stock award plans.

In October 1995, the Financial Accounting Standards Board issued SFAS 123, Accounting for Stock-Based Compensation. SFAS 123 allows companies which have stock-based compensation arrangements with employees to adopt a fair-value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under APB Opinion 25, Accounting for Stock Issued to Employees, but with additional financial statement disclosure. The Company plans to elect the disclosure-only alternative commencing in fiscal 1997 and therefore does not anticipate that SFAS 123 will have a material impact on its financial position or results of operations.

Options granted and outstanding under the Company's stock option plans are summarized as follows:

                                            1996                                  1995                                      1994
                             SHARES            PRICE         SHARES             PRICE           SHARES            PRICE
Outstanding at
 beginning of period ..   3,636,103     $ 1.09-24.94      3,483,432      $ 1.09-24.94        3,052,653     $ 1.09-24.94
Granted ...............     901,379       9.81-18.13        802,050       14.94-18.88          589,850      14.38-22.94
Exercised .............    (386,550)      1.09-17.13       (183,525)       1.84-22.50          (52,488)     12.43-22.50
Canceled ..............    (785,206)     14.38-24.00       (465,854)       7.38-22.94         (106,583)      8.50-22.94
                         -----------                     -----------                        -----------
Outstanding at
 end of period ........   3,365,726     $ 3.50-24.94      3,636,103      $ 1.09-24.94        3,483,432     $ 1.09-24.94

Exercisable ...........   2,302,212     $ 3.50-24.94      2,002,925      $ 1.09-24.94        1,557,505     $ 1.09-24.94


                                    III - 83

Pursuant to the 1991 Plan, 973, 3,680 and 11,741 shares of common stock were also awarded to consultants and members of the Company's scientific advisory committees during 1996, 1995, and 1994, respectively.

EMPLOYEE STOCK PURCHASE PLANS. In 1991, the shareholders approved the Company's adoption of the 1991 Employee Stock Purchase Plan (1991 ESPP) covering a maximum of 100,000 shares of common stock for subscription over two offering periods. The purchase price for stock purchased under the 1991 ESPP for each of the two 24-month subscription periods was the lesser of 85 percent of the fair market value of a share of common stock at the commencement of the subscription period or the fair market value at the close of each subscription period. An employee may also elect to withdraw at any time during the subscription period and receive the amounts paid plus interest at the rate of 6 percent. During April 1994, 676 shares, at a purchase price of $14.00 per share, were issued to employees for the second 1991 ESPP purchase period which closed March 31, 1994.

The 1993 Employee Stock Purchase Plan (1993 ESPP), as amended and restated effective February 1, 1993, covers a maximum of 250,000 shares of common stock for subscription over established offering periods. The Company's Board of Directors was granted authority to determine the number of offering periods, the number of shares offered, and the length of each period, provided that no more than three offering periods (other than Special Offering Subscriptions as described below) may be set during each fiscal year of the Company. Other provisions of the 1993 ESPP are similar to the 1991 ESPP. During April, 1996, 10,106 shares were issued at a price of $11.90 per share. As of September 30, 1996, 42,820 shares of common stock were subscribed for during two offerings under the 1993 ESPP. Shares subscribed for under these 1993 ESPP offerings may be purchased over 24 months and have initial subscription prices of $12.33 and $8.77 per share for the various offerings.

The 1993 ESPP was amended to allow the Company, at its discretion, to provide Special Offering Subscriptions whereby an employee's annual increase in compensation could be deferred for a one-year period. At the end of the one-year period, the employee can elect to receive the deferred compensation amount in the form of cash or shares of the Company's common stock. The purchase price for stock issued under a Special Offering Subscription is the lesser of 85 percent of the fair market value of a share of common stock on the first day of the calendar month the employee's increase was effective or the fair market value at the close of the one-year subscription period. During 1995 and 1994, respectively, 5,569 and 2,314 Special Offering Subscription shares were issued to employees at an average price of $15.26 and $15.24 per share.

NOTE 7   INCOME TAXES

As of September 30, 1996, the Company had net operating loss carryforwards of approximately $66.7 million and $50.0 million, respectively, to offset federal and state taxable income. These net operating loss carryforwards will generally expire from 2001 through 2011 if not used by the Company. Approximately $6.9 million of the Company's net operating loss carryforwards were generated as a result of deductions related to the exercise of stock options. When utilized, such carryforwards, as tax effected, will be reflected in the Company's financial statements as an increase in shareholders' equity rather than a reduction of the provision for income taxes.


                                    III - 84

Significant components of the Company's deferred tax asset were as follows (in thousands):

SEPTEMBER 30                                                                1996                                     1995
Net operating loss carryforwards..............................          $ 24,489                                 $ 26,110
Deferred compensation.........................................             1,997                                    1,665
Research & experimentation credit carryforwards...............             1,151                                    1,151
Accrued expenses..............................................               317                                      238
Other.........................................................               495                                      384
                                                                       ---------                                 --------
Gross deferred tax assets.....................................            28,449                                   29,548
Valuation allowance...........................................           (28,449)                                 (29,548)
                                                                       ---------                                 --------
Net deferred tax asset........................................                 -                                        -

No benefit for the Company's deferred tax assets has been recognized in the accompanying financial statements as they do not satisfy the recognition criteria set forth in SFAS 109. The valuation allowance decreased $1.1 million in 1996, increased $7.5 million in 1995, and increased $6.2 million in 1994. The research and development tax credit carryforwards will generally expire from 2001 through 2010 if not used by the Company.

The expected federal statutory tax benefit of approximately $476,000 for the year ended September 30, 1996 is increased by approximately $61,000 for the effect of state and local taxes (net of federal impact), $1.1 million for the effect of the decrease in valuation allowance, and $840,000 for the effect of stock option deductions included in the valuation allowance and is reduced by approximately $2.5 million for the effect of Vinifera Inc.'s net operating loss carryforwards and certain state net operating loss carryforwards being removed from the consolidated tax group.

NOTE 8     RESEARCH AND DEVELOPMENT ARRANGEMENTS

In February 1995, the Company entered into a Development, License and Supply Agreement with SmithKline Beecham, plc (SB) pursuant to which the Company will conduct research and development projects funded by SB. Agritope also performed research work in 1996 and 1995 with respect to raspberries which was partially funded by Sweetbriar Development, Inc. under a License Agreement dated October 18, 1994 and with respect to grapevine disease diagnostics funded by a grant from the U.S. Department of Agriculture under the Small Business Innovation Research Program.

During 1994, the Company participated in a National Cancer Institute program whereby the Company received funding for research toward the treatment of cancer. Agritope has also received grant support from the U.S. Department of Agriculture, Oregon Strawberry Commission, and Oregon Raspberry & Blackberry Commission for antifungal biocontrol research and from several strategic partners.

Revenues from research and development arrangements are included in the accompanying consolidated statements of operations under the caption "Grants and Contracts."

NOTE 9     DISTRIBUTION AND SUPPLY CONTRACTS

The Company has entered into several contractual arrangements, including those discussed in the following paragraphs, for distribution of certain of its products to customers.


                                    III - 85

The Company continues to maintain supply and distribution agreements with Organon Teknika Corporation (Organon Teknika), whereby Organon Teknika supplies the Company's antigen requirements and exclusively distributes the Company's EPIblot HIV confirmatory tests (EPIblot) on a worldwide basis. As of April 1, 1994, the Company renewed the agreements which have an initial termination date of March 31, 1997 (with successive one-year renewal periods thereafter) and include pricing incentives based on volumes purchased by Organon Teknika and penalties for failure to purchase specified minimum quarterly volumes. For the years ended September 30, 1996, 1995 and 1994, respectively, revenues generated from sales of EPIblot to Organon Teknika were $1,539,164, $1,808,431, and $1,688,200, including export sales of $62,539, $72,369 and $320,700. The Company has notified Organon Teknika that it intends to renew the agreements on mutually acceptable, but revised, terms prior to the scheduled termination date.

LabOne, Inc. (previously Home Office Reference Laboratory, Inc.) purchases oral specimen devices from the Company for use in insurance testing in return for non-exclusive distribution rights in the United States and Canada under an agreement which expires on March 13, 2000, with an automatic five-year renewal, unless either party notifies the other of intent not to renew at least 180 days prior to the initial expiration date. For the years ended September 30, 1996, 1995 and 1994, respectively, revenue generated from product sales to LabOne, Inc. was $1,327,544, $525,628 and $477,186 including export sales of $394,747,
$58,500 and $110,933.

SB has an exclusive agreement to market the Company's oral specimen collection device worldwide, except in several foreign countries and to the insurance industry in the U.S., Canada and Japan.

In 1995, SB made an initial license fee payment of $1 million to the Company. SB also placed $5 million in escrow for future payment to the Company, of which $1 million was designated for reimbursement of future research project work and $4 million was designated as an additional license fee to be paid upon FDA approval of a pending request to amend the labeling of the Company's oral specimen collection device to indicate a two-year shelf life. The initial $1 million license fee was included as deferred revenue under the caption "Salaries, benefits and other accrued liabilities" in the accompanying consolidated balance sheets as of September 30, 1995. The escrowed funds are not reflected in the Company's financial statements. When such funds are disbursed, they will be recognized as revenue in accordance with the Company's revenue recognition policy. See Note 2.

In April 1996, the FDA granted the Company's request for extended dating and SB disbursed $4 million plus interest from escrow. Accordingly the Company recognized income of $5 million in 1996 operating results.

NOTE 10    COMMITMENTS AND CONTINGENCIES

The Company leases office, manufacturing, warehouse and laboratory facilities, and equipment under operating lease agreements which require minimum annual payments as follows:

                                                          EPITOPE
                                                          MEDICAL
YEAR ENDING SEPTEMBER 30                                 PRODUCTS                     AGRITOPE               CONSOLIDATED
1997 ..............................................    $  345,577                   $  399,731                 $  745,308
1998 ..............................................       345,576                      317,394                    662,970
1999 ..............................................       346,356                      282,000                    628,356
2000 ..............................................       109,992                      282,000                    391,992
2001 ..............................................             -                      182,000                    182,000
                                                     ------------                    ---------                 ----------
                                                       $1,147,501                   $1,463,125                 $2,610,626


                                    III - 86

Under the agreements for the lease of its office and laboratory facilities, the Company is obligated to the lessor for its share of certain expenses related to the use, operation, maintenance and insurance of the property. These expenses, payable monthly in addition to the base rent, are not included in the amounts shown above. The Company also incurs rent expense for the short-term storage of produce. Rent expense aggregated $1,466,368, $1,336,021 and $1,441,940 for the years ended September 30, 1996, 1995 and 1994, respectively. Rent expense and the future minimum lease commitments above include rent of $132,000 per year for facilities leased from certain shareholders.

The Company is also contingently liable for a lease of which has been assigned to UAF and the lease of property which has been subleased to Petals in the following amounts:

YEAR ENDING SEPTEMBER 30
1997 .................................................       $  328,953
1998 .................................................          341,304
1999 .................................................          347,184
                                                              ---------
                                                             $1,017,441

Certain produce growers in the United States have alleged that Mexican growers of tomatoes are illegally dumping their crops into United States markets. United States regulatory authorities are investigating the allegations. Although it is not possible to determine the final outcome of this matter, the Company believes that its resolution will not have a material adverse effect on its operations or financial position.

NOTE 11    PROFIT SHARING AND SAVINGS PLAN

The Company established a profit sharing and deferred salary savings plan in 1986 and restated the plan in 1991. All employees are eligible to participate in the plan. In addition, the plan permits certain voluntary employee contributions to be excluded from the employees' current taxable income under the provisions of Internal Revenue Code Section 401(k) and the regulations thereunder. Effective October 1, 1991, the Company replaced a discretionary profit sharing provision with a matching contribution (either in cash, shares of Epitope common stock, or partly in both forms) equal to 50 percent of an employee's basic contribution, not to exceed 2.5 percent of an employee's compensation. The Board of Directors has the authority to increase or decrease the 50 percent match at any time. During 1996, 1995 and 1994, respectively, the Company contributed $73,315 (4,653 shares totaling $73,279 and the remainder in cash), $97,631 (5,562 shares totaling $97,607 and the remainder in cash), and $79,981 (4,632 shares totaling $79,807 and the remainder in cash to the plan. As of September 30, 1996, 17,035 shares are held by the plan.



                                    III - 87

NOTE 12   GEOGRAPHIC AREA INFORMATION

The Company's products are included in the medical products and agricultural products industry segments. (See Note 1 for a description of the Company's business.) The Company's products are sold principally in the United States, Canada and Europe. Operating loss represents revenues less operating expenses. In computing operating loss, allocated corporate administration expenses have been included; however, other income and expense items such as interest expense, miscellaneous income, and other charges have not been added or deducted. Other assets primarily represent cash and cash equivalents, marketable securities, and prepaid insurance.


EPITOPE MEDICAL PRODUCTS
IN THOUSANDS

GEOGRAPHIC
 AREAS              REVENUES                             OPERATING LOSS                     IDENTIFIABLE ASSETS
                    1996      1995       1994        1996        1995       1994       1996       1995         1994
United
 States . . . .   $4,903    $2,630     $2,062     $(5,287)   $(11,608)   $(6,284)    $4,604     $3,768       $3,464
Canada . . . .       404        78        111           -           -          -          -          -            -
Latin
 America . . .       100         -          -           -           -          -          -          -            -
Europe . . . .        65        72        329           -           -          -          -          -            -
Other . . . . .      122        76        103           -           -          -          -          -            -
                --------  --------   --------   ---------   ---------  ---------   --------   --------     --------
                  $5,594    $2,856     $2,605     $(5,287)   $(11,608)   $(6,284)    $4,604     $3,768       $3,464



AGRITOPE
IN THOUSANDS
GEOGRAPHIC
 AREAS              REVENUES                            OPERATING LOSS                     IDENTIFIABLE ASSETS
                    1996      1995       1994        1996        1995       1994       1996       1995         1994
United
 States . . . .  $63,057   $54,289    $62,918      $ (333)    $(7,770)   $(8,106)   $16,875    $13,396      $ 8,197
Latin
 America . . .         -         -          -           -           -          -      3,996      2,201        3,303
              -------------------- ----------    --------    --------   --------   --------   --------     --------
                 $63,057   $54,289    $62,918      $ (333)    $(7,770)   $(8,106)   $20,871    $15,597      $11,500


EPITOPE, INC. CONSOLIDATED
IN THOUSANDS
GEOGRAPHIC
 AREAS              REVENUES                            OPERATING LOSS                     IDENTIFIABLE ASSETS
                    1996      1995       1994        1996        1995       1994       1996       1995         1994
United
 States . . . .  $67,959   $56,918    $64,981     $(5,621)   $(19,377)  $(14,390)   $41,825    $35,226      $25,379
Canada . . . .       404        78        111           -           -          -          -          -            -
Latin
 America . . .       100         -          -           -           -          -      3,396      2,201        3,303
Europe . . . .        65        72        329           -           -          -          -          -            -
Other . . . . .      122        76        103           -           -          -          -          -            -
                -------- ---------  --------- -----------  --------------------- ---------- ----------   ----------
                 $68,650   $57,144    $65,523     $(5,621)   $(19,377)  $(14,390)   $45,221    $37,427      $28,682

                                    III - 88

NOTE 13 SUBSEQUENT EVENTS

On October 25, the Company received an offer from a representative of the holders of the $3.6 million convertible notes due June 30, 1997, whereby the holders proposed to convert such notes into common stock of the Company at a reduced exchange price. On November 14, 1996, the Company agreed to exchange $3,380,000 principal amount of Agritope notes for 250,367 shares of common stock of the Company at an exchange price of $13.50 per share. Accordingly, the Company will recognize a charge to income of approximately $1.2 million representing the conversion expense in the first quarter of fiscal 1997.

On November 25, 1996, the Company negotiated an extension to the bank line of credit previously maintained by A&W. Under terms of the commitment letter, the $6.5 million revolving credit line will be extended until February 5, 1998, and will bear interest at prime or LIBOR plus 2.5 percent at the Company's option. The new line will be secured by A&W's accounts receivable, inventory and equipment and will be guaranteed by Epitope, Inc. The new line will also contain various financial covenants including minimum working capital and tangible net worth levels and maximum debt to net worth ratios.

On December 12, 1996, the Company merged with A&W, a producer and wholesale distributor of fruits and vegetables based in San Diego, California. Under the terms of the merger, the Company issued 520,000 shares of common stock of Epitope, Inc. in exchange for all of the outstanding common stock of A&W. The merger has been accounted for as a pooling of interests in the accompanying financial statements which have been restated as if the merger occurred on the first day of the earliest period presented. The merger will qualify as a tax-free reorganization for income tax purposes.

Based on information available on December 26, 1996, and due to continued operating losses at UAF in the four months ended October 31, 1996, coupled with a shortfall in sales and larger operating loss than expected at Petals in the fourth quarter of calendar 1996, the Company believes that the value of its investment in affiliated companies has more than temporarily declined as both companies are now expected to show operating losses in fiscal 1997. Accordingly, the Company anticipates a non-cash charge to results of operations of approximately $1.9 million in the first quarter of fiscal 1997, reflecting the permanent impairment in the value of its investment in affiliated companies.


                                    III - 89

Edgar note: For purposes of Edgar, { } indicates text that will be marked as new and [ ] indicates text that will be marked as deleted.

                                                                        Annex IV
                                                          Proposed Amendments to
                                                           1991 Stock Award Plan


                                  EPITOPE, INC.

                   AMENDED AND RESTATED 1991 STOCK AWARD PLAN

                                    ARTICLE 1
                            ESTABLISHMENT AND PURPOSE


           1.1 Establishment; Amendment and Restatement. Epitope, Inc. ("Corporation"), hereby establishes the Epitope, Inc., 1991 Stock Award Plan (the "Plan"), effective as of January 8, 1991, subject to shareholder approval as provided in Article [18] {17}. The Plan was {previously} amended and restated [as set forth herein] effective March 25, 1991 [and]{,} December 8, 1992, December 14, 1993, and December 13, 1994{, and is further amended and restated as set forth herein effective December 17, 1996}.


           1.2 Purpose. The purpose of the Plan is to promote and advance the interests of Corporation and its shareholders by enabling Corporation to attract, retain, and reward key employees, outside advisors, and directors of Corporation and its subsidiaries. It is also intended to strengthen the mutuality of interests between such employees, advisors, and directors and Corporation's shareholders. The Plan is designed to meet this intent by offering stock options and other equity-based incentive awards, thereby providing a proprietary interest in pursuing the long-term growth, profitability, and financial success of Corporation.

                                    ARTICLE 2
                                   DEFINITIONS

           2.1 Defined Terms. For purposes of the Plan, the following terms shall have the meanings set forth below:

           "ADVISOR" means a member of an Advisory Committee of Corporation or a Subsidiary, or any other consultant selected by the Committee, who is neither an employee of Corporation or a Subsidiary nor a Non-Employee Director.

           "ADVISORY   COMMITTEE"  means  a  scientific  advisory  committee  to
Corporation or a Subsidiary.

           {"AGRITOPE SHARE" means a share of Agritope Stock.

           "AGRITOPE STOCK PROPOSAL DATE" means the effective date of the amendment of Corporation's Articles of Incorporation to create Agritope Stock and to redesignate Corporation's previously existing common stock as Medical Products Stock.}

           {** 1} ["Common]{"AGRITOPE} STOCK" means the {Agritope} Common Stock, no par value, of Corporation or any security of Corporation issued in substitution, exchange, or {in} lieu [thereof] {of such stock}.


           "AWARD" means an award or grant made to a Participant of Options, Stock Appreciation Rights, Restricted Awards, Performance Awards, or Other Stock-Based Awards pursuant to the Plan.

           "AWARD AGREEMENT" means an agreement as described in Section 6.4.

           "BOARD" means the Board of Directors of Corporation.

           "CODE" means the Internal Revenue Code of 1986, as amended and in effect from time to time, or any successor thereto, together with rules, regulations, and interpretations promulgated thereunder. Where the context so requires, any reference to a particular Code section shall be construed to refer to the successor provision to such Code section.

           "COMMITTEE" means the committee appointed by the Board to administer the Plan as provided in Article 3 of the Plan.


[* 1 moved from here; text not shown]


           {"COMMON STOCK" means the Common Stock, no par value, of Corporation or any security of Corporation issued in substitution, exchange, or in lieu of such stock. For all periods after the Agritope Stock Proposal Date, references in this Plan to Common Stock include either Agritope Stock, Medical Products Stock, or both, as the context may require.}

           "CONTINUING RESTRICTION" means a Restriction contained in Sections [6.5(g), 17.4, 17.5,] {6.5(h), 16.4, 16.5,} and [17.7] {16.7} of the Plan and
any other Restrictions expressly designated by the Committee in an Award Agreement as a Continuing Restriction.

           "CORPORATION" means Epitope, Inc., an Oregon corporation, or any successor corporation.

           "DEFERRED COMPENSATION OPTION" means a Nonqualified Option granted with an option price less than Fair Market Value on the date of grant pursuant to Section 7.9 of the Plan.

           "DISABILITY" means the condition of being "disabled" within the meaning of Section 422(c)(7) of the Code. However, the Committee may change the foregoing definition of "Disability" or may adopt a different definition for purposes of specific Awards.

           "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended and in effect from time to time, or any successor statute. Where the context so requires, any reference to a particular section of the Exchange Act, or to any rule promulgated under the Exchange Act, shall be construed to refer to successor provisions to such section or rule.

           "FAIR MARKET VALUE" means [on any given date] {with respect to either Agritope Shares or Medical Products Shares, on a particular day, without regard to any restrictions (other than a restriction which, by its terms, will never lapse)}, the mean between the reported high and low sale prices [of Common Stock, as reported for such date by the American Stock Exchange (or such other exchange on which the Common Stock may be listed) or, if Common Stock was not traded on such date, on the next preceding day on which Common Stock was]{, or, if there is no sale on such day, the mean between the reported bid and asked prices, for that day of Shares of the applicable class on the securities exchange or automated securities interdealer quotation system on which such Shares shall have been} traded.

           "INCENTIVE STOCK OPTION" or "ISO" means any Option granted pursuant to the Plan that is intended to be and is specifically designated in its Award Agreement as an "incentive stock option" within the meaning of Section 422 of the Code.


           {"MEDICAL PRODUCTS SHARE" means a share of Medical Products Stock.

           "MEDICAL PRODUCTS STOCK" means the Epitope Medical Products Common Stock, no par value, of Corporation or any security of Corporation issued in substitution, exchange, or in lieu of such stock.}


           "NON-EMPLOYEE DIRECTOR" means a member of the Board who is not an employee of Corporation or any Subsidiary.

           "NONQUALIFIED OPTION" or "NQO" means any Option, including a Deferred Compensation Option, granted pursuant to the Plan that is not an Incentive Stock Option.

           "OPTION" means an ISO, an NQO, or a Deferred Compensation Option.

           "OTHER STOCK-BASED AWARD" means an Award as defined in Section 11.1.

           "PARTICIPANT" means an employee of Corporation or a Subsidiary, an Advisor, or a Non-Employee Director who is granted an Award under the Plan.

           "PERFORMANCE AWARD" means an Award granted pursuant to the provisions of Article 10 of the Plan, the Vesting of which is contingent on performance attainment.

           "PERFORMANCE CYCLE" means a designated performance period pursuant to the provisions of Section 10.3 of the Plan.

           "PERFORMANCE GOAL" means a designated performance objective pursuant to the provisions of Section 10.4 of the Plan.

           "PLAN" means this Epitope, Inc., 1991 Stock Award Plan, as {amended and restated and} set forth herein and as it may be hereafter amended [and] from time to time.

           "REPORTING PERSON" means a Participant who is subject to the reporting requirements of Section 16(a) of the Exchange Act.

           "RESTRICTED AWARD" means a Restricted Share or a Restricted Unit granted pursuant to Article 9 of the Plan.

           "RESTRICTED SHARE" means an Award described in Section 9.1(a) of the Plan.

           "RESTRICTED UNIT" means an Award of units representing Shares described in Section 9.1(b) of the Plan.

           "RESTRICTION" means a provision in the Plan or in an Award Agreement which limits the exercisability or transferability, or which governs the forfeiture, of an Award or the Shares, cash, or other property payable pursuant to an Award.

           "RETIREMENT" means:

                  (a) For Participants who are employees, retirement from active employment with Corporation and its Subsidiaries [on] {at} or after age 65, or such earlier retirement date as approved by the Committee for purposes of the Plan;

                  (b) For Participants who are Non-Employee Directors, termination of membership on the Board after attaining age 70, or such earlier retirement date as approved by the Committee for purposes of the Plan; and

                  (c) For Participants who are Advisors, termination of service as an Advisor after attaining age 70, or such earlier retirement date as approved by the Committee for purposes of the Plan.

However, the Committee may change the foregoing definition of "Retirement" or may adopt a different definition for purposes of specific Awards.

           "SHARE" means a share of Common Stock. {For all periods after the Agritope Stock Proposal Date, references in this Plan to Shares include either Agritope Shares, Medical Products Shares, or both, as the context may require.}

           "STOCK APPRECIATION RIGHT" or "SAR" means an Award to benefit from the appreciation of Common Stock granted pursuant to the provisions of Article 8 of the Plan.

           "SUBSIDIARY" means a "subsidiary corporation" of Corporation[,] within the meaning of Section 425 of the Code, namely any corporation in which Corporation directly or indirectly controls 50 percent or more of the total combined voting power of all classes of stock having voting power.

           "VEST" or "VESTED" means:

                  (a) In the case of an Award that requires  exercise,  to be or
         to  become   immediately   and  fully   exercisable  and  free  of  all
         Restrictions (other than Continuing Restrictions);

                  (b) In the case of an Award that is subject to forfeiture, to be or to become nonforfeitable, freely transferable, and free of all Restrictions (other than Continuing Restrictions);

                  (c) In the case of an Award that is required to be earned by attaining specified Performance Goals, to be or to become earned and nonforfeitable, freely transferable, and free of all Restrictions (other than Continuing Restrictions); or

                  (d) In the case of any other Award as to which payment is not dependent solely upon the exercise of a right, election, exercise, or option, to be or to become immediately payable and free of all Restrictions (except Continuing Restrictions).

           2.2 Gender and Number. Except where otherwise indicated by the context, any masculine or feminine terminology used in the Plan shall also include the opposite gender; and the definition of any term in Section 2.1 in the singular shall also include the plural, and vice versa.

                                    ARTICLE 3
                                 ADMINISTRATION

           3.1 General. [The] {Except as provided in Section 3.7, the} Plan shall be administered by a Committee composed as described in Section 3.2.

           3.2 Composition of the Committee. The Committee shall be appointed by the Board [and shall consist of not less than a sufficient number of disinterested members of the Board so as to qualify the Committee to administer the Plan as contemplated by] {from among its members in a number and with such qualifications as will meet the requirements for approval by a committee pursuant to }Rule 16b-3 under the Exchange Act. The Board may from time to time remove members from, or add members to, the Committee. Vacancies on the Committee, however caused, shall be filled by the Board. The initial members of the Committee shall be the members of Corporation's existing Executive

Compensation Committee. The Board may at any time replace the Executive Compensation Committee with another Committee. In the event that the Executive Compensation Committee shall cease to satisfy the requirements of Rule 16b-3, the Board shall appoint another Committee satisfying such requirements.

           3.3 Authority of the Committee. The Committee shall have full power and authority (subject to such orders or resolutions as may be issued or adopted from time to time by the Board) to administer the Plan in its sole discretion, including the authority to:

           (a) Construe and interpret the Plan and any Award Agreement;

           (b) Promulgate, amend, and rescind rules and procedures relating to the implementation of the Plan;

           (c) With respect to employees and Advisors:

                (i)  Select  the  employees  and  Advisors  who shall be granted
           Awards;

                (ii) Determine the number and types of Awards to be granted to each such Participant;

                (iii) Determine the number of Shares, or Share equivalents, to be subject to each Award {and whether the Shares subject to an Award are to be Agritope Shares, Medical Products Shares, or a combination of both};

                (iv) Determine the option price, purchase price, base price, or similar feature for any Award; and

                [(iv)]{(v)} Determine all the terms and conditions of all Award Agreements, consistent with the requirements of the Plan.

Decisions of the Committee, or any delegate as permitted by the Plan, shall be final, conclusive, and binding on all Participants.

           3.4 Action by the Committee. A majority of the members of the Committee shall constitute a quorum for the transaction of business. Action approved by a majority of the members present at any meeting at which a quorum is present, or action in writing by [a majority of] {all} the members of the Committee, shall be the valid acts of the Committee.

           3.5 Delegation. Notwithstanding the foregoing, the Committee may delegate to one or more officers of Corporation the authority to determine the recipients, types, amounts, and terms of Awards granted to Participants who are not Reporting Persons.

           3.6 Liability of Committee Members. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan, any Award, or any Participant.

           3.7 Awards to Non-Employee Directors. The [Committee shall have no discretion as to any aspects of Awards to Non-Employee Directors, which Awards] {Board may grant Awards from time to time to Non-Employee Directors. Awards to Non-Employee Directors }shall be governed by [Article 14.] {and shall be subject to the terms and conditions set forth in an Award Agreement in a form approved by the Board.}

           3.8 Costs of Plan. The costs and expenses of administering the Plan shall be borne by Corporation.

                                    ARTICLE 4
               DURATION OF THE PLAN AND SHARES SUBJECT TO THE PLAN


           4.1 Duration of the Plan. The Plan is effective January 8, 1991, subject to approval by Corporation's shareholders as provided in Article [18] {17}. The Plan shall remain in effect until Awards have been granted covering all the available Shares or the Plan is otherwise terminated by the Board. Termination of the Plan shall not affect outstanding Awards.

           4.2 Shares Subject to the Plan.

           {4.2.1 General.} The shares which may be made subject to Awards under the Plan shall be Shares of Common Stock, which may be either authorized and unissued Shares or reacquired Shares. No fractional Shares shall be issued under the Plan. {If an Award under the Plan is canceled or expires for any reason prior to having been fully Vested or exercised by a Participant or is settled in cash in lieu of Shares or is exchanged for other Awards, all Shares covered by such Awards shall be made available for future Awards under the Plan.
Furthermore, any Shares used as full or partial payment to Corporation by a Participant of the option, purchase, or other exercise price of an Award and any Shares covered by a Stock Appreciation Right which are not issued upon exercise shall become available for future Awards.


           4.2.2 Medical Products Shares.} The maximum number of {Medical Products} Shares for which Awards may be granted under the Plan shall be [2,400,000] {3,400,000 Medical Products} Shares, plus [any] {the number of} Shares {which were} available for grant under Corporation's [existing] Incentive Stock Option Plan for Key Employees of Epitope, Inc. (the "ISOP"), {on January 8, 1991,} subject to adjustment pursuant to Article [15] {14.

           4.2.3 Agritope Shares. The maximum number of Agritope Shares for which Awards may be granted under the Plan shall be (i) 1,000,000 Agritope Shares plus (ii) that number of Agritope Shares which is one-half of the number of shares of Epitope Common Stock (rounded down to the nearest whole number) subject to outstanding Options under the Plan on the Agritope Stock Proposal Date, in each case subject to adjustment pursuant to Article 14.


           4.2.4 Availability of Shares for Future Awards}. If an Award under the Plan or under the ISOP is canceled or expires for any reason prior to having been fully Vested or exercised by a Participant or is settled in cash in lieu of Shares or is exchanged for other Awards, all Shares covered by such Awards shall be made available for future Awards under the Plan. Furthermore, any Shares used as full or partial payment to Corporation by a Participant of the option, purchase, or other exercise price of an Award and any Shares covered by a Stock Appreciation Right which are not issued upon exercise shall become available for future Awards.

                                    ARTICLE 5
                                   ELIGIBILITY

           5.1 Employees and Advisors. Officers and other key employees of Corporation and its Subsidiaries (who may also be directors of Corporation or a Subsidiary) and Advisors who, in the Committee's judgment, are or will be contributors to the long-term success of Corporation shall be eligible to receive Awards under the Plan.

           5.2 Non-Employee Directors. All Non-Employee Directors shall be eligible to receive Awards [pursuant to Article 14] {as provided in Section 3.7} of the Plan.

                                    ARTICLE 6
                                     AWARDS

           6.1 Types of Awards. The types of Awards that may be granted under the Plan are:

           (a)  Options governed by Article 7 of the Plan;

           (b)  Stock Appreciation Rights governed by Article 8 of the Plan;

           (c)  Restricted Awards governed by Article 9 of the Plan;

           (d)  Performance Awards governed by Article 10 of the Plan; and

           (e)  Other  Stock-Based  Awards or  combination  awards  governed  by
                Article 11 of the Plan.

In the discretion of the Committee, any Award may be granted alone, in addition to, or in tandem with other Awards under the Plan.

           6.2 General. Subject to the limitations of the Plan, the Committee may cause Corporation to grant Awards to such Participants, at such times, of such types, in such amounts, for such periods, with such option prices, purchase prices, or base prices, and subject to such terms, conditions, limitations, and restrictions as the Committee, in its discretion, shall deem appropriate. Awards may be granted as additional compensation to a Participant or in lieu of other compensation to such Participant. A Participant may receive more than one Award and more than one type of Award under the Plan.


           6.3 Nonuniform Determinations. The Committee's determinations under the Plan or under one or more Award Agreements, including without limitation,
(a) the selection of Participants to receive Awards, (b) the type, form, amount, and timing of Awards, (c) the terms of specific Award Agreements, and (d) elections and determinations made by the Committee with respect to exercise or payments of Awards, need not be uniform and may be made by the Committee selectively among Participants and Awards, whether or not Participants are similarly situated.


           6.4 Award Agreements. Each Award shall be evidenced by a written Award Agreement between Corporation and the Participant. Award Agreements may, subject to the provisions of the Plan, contain any provision approved by the Committee.

           6.5 Provisions Governing All Awards. All Awards shall be subject to the following provisions:

                {(a) Type of Shares. Each Award Agreement shall specify whether the Award covers Agritope Shares, Medical Products Shares, or a specified combination of both. }

                [(a)]{(b)} Alternative Awards. If any Awards are designated in their Award Agreements as alternative to each other, the exercise of all or part of one Award automatically shall cause an immediate equal (or pro rata) corresponding termination of the other alternative Award or Awards.

                [(b)]{(c)} Rights as Shareholders. No Participant shall have any rights of a shareholder with respect to Shares subject to an Award until such Shares are issued in the name of the Participant.

                [(c)]{(d)} Employment Rights. Neither the adoption of the Plan nor the granting of any Award shall confer on any person the right to continued employment with Corporation or any Subsidiary or the right to remain as a director of Corporation or a member of any Advisory Committee, as the case may be, nor shall it interfere in any way with the right of Corporation or a Subsidiary to terminate such person's employment or to remove such person as an Advisor or as a director at any time for any reason, with or without cause.

                [(d) Nontransferable. Each Award (other than Restricted Shares after they Vest) shall not be transferable otherwise than by will or the laws of descent and distribution and shall be exercisable (if exercise is required) during the lifetime of the Participant, only by the Participant or, in the event the Participant becomes legally incompetent, by the Participant's guardian or legal representative.]

                (e) Termination Of Employment. The terms and conditions under which an Award may be exercised, if at all, after a Participant's termination of employment or service as an Advisor or as a
           Non-Employee Director shall be determined by the Committee and specified in the applicable Award Agreement.

                (f) Change in Control. The Committee, in its discretion, may provide in any Award Agreement that in the event of a change in control of Corporation (as the Committee may define such term in the Award Agreement), as of the date of such change in control:

                           (i) All, or a specified  portion of, Awards requiring
                  exercise shall become fully and immediately exercisable, notwithstanding any other limitations on exercise;

                           (ii) All, or a specified  portion of, Awards  subject
                  to Restrictions shall become fully Vested; and

                           (iii) All, or a specified  portion of, Awards subject
                  to Performance Goals shall be deemed to have been fully earned.

         The Committee, in its discretion, may include change in control provisions in some Award Agreements and not in others, may include different change in control provisions in different Award Agreements, and may include change in control provisions for some Awards or some Participants and not for others.


                  (g) Reporting Persons. With respect to all Awards granted to Reporting Persons, the Award Agreement shall provide that:

                           (i) Awards requiring exercise shall not be exercisable until at least six months after the date the Award was granted, except in the case of the death or Disability of the Participant; and

                           (ii) Shares issued pursuant to any other Award may not be sold by the Participant for at least six months after acquisition, except in the case of the death or Disability of the Participant;

          provided, however, that (unless an Award Agreement provides otherwise) the limitation of this Section 6.5(g) shall apply only if or to the extent required by Rule 16b-3 under the Exchange Act {or any applicable successor provision}. Award

         Agreements for Awards to Reporting Persons shall also comply with any future restrictions imposed by such Rule 16b-3.


                  (h) Service Periods. At the time of granting Awards, the Committee may specify, by resolution or in the Award Agreement, the period or periods of service performed or to be performed by the Participant in connection with the grant of the Award.

                                    ARTICLE 7
                                     OPTIONS

           7.1 Types of Options. Options granted under the Plan may be in the form of Incentive Stock Options or Nonqualified Options (including Deferred Compensation Options). The grant of each Option and the Award Agreement governing each Option shall identify the Option as an ISO or an NQO. In the event the Code is amended to provide for tax-favored forms of stock options other than or in addition to Incentive Stock Options, the Committee may grant Options under the Plan meeting the requirements of such forms of options.

           7.2 General. Options shall be subject to the terms and conditions set forth in Article 6 and this Article 7 and shall contain such additional terms and conditions, not inconsistent with the express provisions of the Plan, as the Committee {(or the Board with respect to Awards to Non-Employee Directors)} shall deem desirable.

           7.3 Option Price. Each Award Agreement for Options shall state the option exercise price per Share of Common Stock purchasable under the Option, which shall not be less than:

                (a) $1 per share in the case of a Deferred Compensation Option;

                (b) 75 percent of the Fair Market Value of a Share on the date of grant for all other Nonqualified Options; or

                (c) 100 percent of the Fair Market Value of a Share on the date of grant for all Incentive Stock Options.

                7.4 Option Term. The Award Agreement for each Option shall specify the term of each Option, which may be unlimited or may have a specified period during which the Option may be exercised, as determined by the Committee.

           7.5 Time of Exercise. The Award Agreement for each Option shall specify, as determined by the Committee:

                (a) The time or times when the Option shall become exercisable and whether the Option shall become exercisable in full or in graduated amounts over a period specified in the Award Agreement;

                (b) Such other terms, conditions, and restrictions as to when the Option may be exercised as shall be determined by the Committee; and

                (c) The extent, if any, [that] {to which} the Option shall remain exercisable after the Participant ceases to be an employee, Advisor, or director of Corporation or a Subsidiary.

An Award Agreement for an Option may, in the discretion of the Committee, provide whether, and to what extent, the Option will become immediately and fully exercisable (i) in the event of the death, Disability, or Retirement of the Participant, or (ii) upon the occurrence of a change in control of Corporation.

           7.6 Method of Exercise. The Award Agreement for each Option shall specify the method or methods of payment acceptable upon exercise of an Option. An Award Agreement may provide that the option price is payable in full in cash or, at the discretion of the Committee:

                (a) In installments on such terms and over such period as the Committee shall determine;

                (b) In previously acquired Shares (including Restricted Shares);

                (c)  By   surrendering   outstanding   Awards   under  the  Plan
           denominated in Shares or in Share{-}equivalent units;

                (d) By delivery (in a form approved by the Committee) of an irrevocable direction to a securities broker acceptable to the
           Committee:

                     (i) To sell Shares subject to the Option and to deliver all or a part of the sales proceeds to Corporation in payment of all or a part of the option price and withholding taxes due; or

                     (ii) To pledge  Shares  subject to the Option to the broker as security for a loan and to deliver all or a part of the loan proceeds to Corporation in payment of all or a part of the option price and withholding taxes due; or

                (e) In any combination of the foregoing or in any other form approved by the Committee.

If Restricted Shares are surrendered in full or partial payment of an Option price, a corresponding number of the Shares issued upon exercise of the Option shall be Restricted Shares subject to the same Restrictions as the surrendered Restricted Shares.

           7.7 Special Rules for Incentive Stock Options. In the case of an Option designated as an Incentive Stock Option, the terms of the Option and the Award Agreement shall be in conformance with the statutory and regulatory requirements specified in Section 422 of the Code, as in effect on the date such ISO is granted. ISOs may be granted only to employees of Corporation or a Subsidiary. ISOs may not be granted under the Plan after January 8, 2001, unless the ten-year limitation of
Section 422(b)(2) of the Code is removed or extended.

           7.8 Restricted Shares. In the discretion of the Committee, the Shares issuable upon exercise of an Option may be Restricted Shares if so provided in the Award Agreement.

           7.9 Deferred Compensation Options. The Committee may, in its discretion, grant Deferred Compensation Options with an option price less than Fair Market Value to provide a means for deferral of compensation to future dates. The option price shall be determined by the Committee subject to Section 7.3(a) of the Plan. The number of Shares subject to a Deferred Compensation Option shall be determined by the Committee, in its discretion, by dividing the amount of compensation to be deferred by the difference between the Fair Market Value of a Share on the date of grant and the option price of the Deferred Compensation Option. Amounts of compensation deferred with Deferred Compensation Options may include amounts earned under Awards granted under the Plan or under any other compensation program or arrangement of Corporation as permitted by the Committee. The Committee shall grant Deferred Compensation Options only if it reasonably determines that the recipient of such an Option is not likely to be deemed to be in constructive receipt for income tax purposes of the income being deferred.

           7.10 Reload Options. The Committee, in its discretion, may provide in an Award Agreement for an Option that in the event all or a portion of the Option is exercised by the Participant using previously acquired Shares, the Participant shall automatically be granted a replacement Option (with an option price equal to the Fair Market Value of a Share on the date of such exercise) for a number of Shares equal to (or equal to a portion of) the number of shares surrendered upon exercise of the Option. Such reload Option features may be subject to such terms and conditions as the Committee shall determine, including without limitation, a condition that the Participant retain the Shares issued upon exercise of the Option for a specified period of time.


           {7.11 Limitation on Number of Shares Subject to Options. In no event may options for more than 500,000 Shares be granted to any individual under the Plan during any fiscal year period.}


                       ARTICLE 8 STOCK APPRECIATION RIGHTS


                  8.1 General. Stock Appreciation Rights shall be subject to the terms and conditions set forth in Article 6 and this Article 8 and shall contain such additional terms and conditions, not inconsistent with the express terms of the Plan, as the Committee {(or the Board with respect to Awards to Non-Employee Directors)} shall deem desirable.

           8.2 Nature of Stock Appreciation Right. A Stock Appreciation Right is an Award entitling a Participant to receive an amount equal to the excess (or if the Committee shall determine at the time of grant, a portion of the excess) of the Fair Market Value of a Share of Common Stock on the date of exercise of the SAR over the base price, as described below, on the date of grant of the SAR, multiplied by the number of Shares with respect to which the SAR shall have been exercised. The base price shall be designated by the Committee in the Award Agreement for the SAR and may be the Fair Market Value of a Share on the grant date of the SAR or such other higher or lower price as the Committee shall determine.

           8.3 Exercise. A Stock Appreciation Right may be exercised by a Participant in accordance with procedures established by the Committee. The Committee may also provide that a SAR shall be automatically exercised on one or more specified dates or upon the satisfaction of one or more specified conditions. In the case of SARs granted to Reporting Persons, exercise of the SAR shall be limited by the Committee to the extent required to comply with the applicable requirements of Rule 16b-3 under the Exchange Act.

           8.4 Form of Payment. Payment upon exercise of a Stock Appreciation Right may be made in cash, in installments, in Shares, by issuance of a Deferred Compensation Option, or in any combination of the foregoing, or in any other form as the Committee shall determine.

                                    ARTICLE 9
                                RESTRICTED AWARDS

           9.1 Types of Restricted Awards. Restricted Awards granted under the Plan may be in the form of either Restricted Shares or Restricted Units.

                (a) Restricted Shares. A Restricted Share is an Award of Shares transferred to a Participant subject to such terms and conditions as the Committee deems appropriate, including, without limitation, restrictions on the sale, assignment, transfer, or other disposition of such Restricted Shares and may include a requirement that the Participant forfeit such Restricted Shares back to Corporation upon termination of Participant's employment (or service as an Advisor) for specified reasons within a specified period of time or upon other conditions, as set forth in the Award Agreement for such Restricted Shares. Each Participant receiving a Restricted Share shall be issued a stock certificate in respect of such Shares, registered in the name of such Participant, and shall execute a stock power in blank with respect to the Shares evidenced by such certificate. The certificate evidencing such Restricted Shares and the stock power shall be held in custody by Corporation until the Restrictions thereon shall have lapsed.

                (b) Restricted Units. A Restricted Unit is an Award of units (with each unit having a value equivalent to one Share) granted to a Participant subject to such terms and conditions as the Committee deems appropriate, and may include a requirement that the Participant forfeit such Restricted Units upon termination of Participant's employment (or service as an Advisor) for specified reasons within a specified period of time or upon other conditions, as set forth in the Award Agreement for such Restricted Units.

           9.2 General. Restricted Awards shall be subject to the terms and conditions of Article 6 and this Article 9 and shall contain such additional terms and conditions, not inconsistent with the express provisions of the Plan, as the Committee {(or the Board with respect to Awards to Non-Employee Directors)} shall deem desirable.

           9.3 Restriction Period. Restricted Awards shall provide that such Awards, and the Shares subject to such Awards, may not be transferred, and may provide that, in order for a Participant to Vest in such Awards, the Participant must remain in the employment (or remain as an Advisor) of Corporation or its Subsidiaries, subject to relief for reasons specified in the Award Agreement, for a period commencing on the date of the Award and ending on such later date or dates as the Committee may designate at the time of the Award (the "Restriction Period"). During the Restriction Period, a Participant may not sell, assign, transfer, pledge, encumber, or otherwise dispose of Shares received under or governed by a Restricted Award grant. The Committee, in its sole discretion, may provide for the lapse of restrictions in installments during the Restriction Period. Upon expiration of the applicable Restriction Period (or lapse of Restrictions during the Restriction Period where the Restrictions lapse in installments) the Participant shall be entitled to settlement of the Restricted Award or portion thereof, as the case may be. Although Restricted Awards shall usually Vest based on continued employment (or service as an Advisor) and Performance Awards under Article 10 shall usually Vest based on attainment of Performance Goals, the Committee, in its discretion, may condition Vesting of Restricted Awards on attainment of Performance Goals as well as continued employment (or service as an Advisor). In such case, the Restriction Period for such a Restricted Award shall include the period prior to satisfaction of the Performance Goals.

           9.4 Forfeiture. If a Participant ceases to be an employee or Advisor of Corporation or a Subsidiary during the Restriction Period for any reason other than reasons which may be specified in an Award Agreement (such as death, Disability, or Retirement) the Award Agreement may require that all non-Vested Restricted Awards previously granted to the Participant be forfeited and returned to Corporation.

           9.5 Settlement of Restricted Awards.

           (a) Restricted Shares. Upon Vesting of a Restricted Share Award, the legend on such Shares will be removed and the Participant's stock power will be returned and the Shares will no longer be Restricted Shares. The Committee may also, in its discretion, permit a Participant to receive, in lieu of unrestricted Shares at the conclusion of the Restriction Period, payment in cash, installments, or by issuance of a Deferred Compensation Option equal to the Fair Market Value of the Restricted Shares as of the date the Restrictions lapse.

           (b) Restricted Units. Upon Vesting of a Restricted Unit Award, a Participant shall be entitled to receive payment for Restricted Units in an amount equal to the aggregate Fair Market Value of the Shares covered by such Restricted Units at the expiration of the Applicable Restriction Period. Payment in settlement of a Restricted Unit shall be made as soon as practicable following the conclusion of the applicable Restriction Period in cash, in installments, in Shares equal to the number of Restricted Units, by issuance of a Deferred Compensation Option, or in any other manner or combination of such methods as the Committee, in its sole discretion, shall determine.

           9.6 Rights as a Shareholder. A Participant shall have, with respect to unforfeited Shares received under a grant of Restricted Shares, all the rights of a shareholder of Corporation, including the right to vote the shares, and the right to receive any cash dividends. Stock dividends issued with respect to Restricted Shares shall be treated as additional Shares covered by the grant of Restricted Shares and shall be subject to the same Restrictions.

                                   ARTICLE 10
                               PERFORMANCE AWARDS

           10.1 General. Performance Awards shall be subject to the terms and conditions set forth in Article 6 and this Article 10 and shall contain such other terms and conditions not inconsistent with the express provisions of the Plan, as the Committee {(or the Board with respect to Awards to Non-Employee Directors)} shall deem desirable.

           10.2 Nature of Performance Awards. A Performance Award is an Award of units (with each unit having a value equivalent to one Share) granted to a Participant subject to such terms and conditions as the Committee deems appropriate, including, without limitation, the requirement that the Participant forfeit such Performance Award or a portion thereof in the event specified performance criteria are not met within a designated period of time.

           10.3 Performance Cycles. For each Performance Award, the Committee shall designate a performance period (the "Performance Cycle") with a duration to be determined by the Committee in its discretion within which specified Performance Goals are to be attained. There may be several Performance Cycles in existence at any one time and the duration of Performance Cycles may differ from each other.

           10.4 Performance Goals. The Committee shall establish Performance Goals for each Performance Cycle on the basis of such criteria and to accomplish such objectives as the Committee may from time to time select. Performance Goals may be based on performance criteria for Corporation, a Subsidiary, or an operating group, or based on a Participant's individual performance. Performance Goals may include objective and subjective criteria. During any Performance Cycle, the Committee may adjust the Performance Goals for such Performance Cycle as it deems equitable in recognition of unusual or nonrecurring events affecting Corporation, changes in applicable tax laws or accounting principles, or such other factors as the Committee may determine.

           10.5 Determination of Awards. As soon as practicable after the end of a Performance Cycle, the Committee shall determine the extent to which Performance Awards have been earned on the basis of performance in relation to the established Performance Goals.

           10.6 Timing and Form of Payment. Settlement of earned Performance Awards shall be made to the Participant as soon as practicable after the expiration of the Performance Cycle and the Committee's determination under
Section 10.5, in the form of cash, installments, Shares, Deferred Compensation Options, or any combination of the foregoing or in any other form as the Committee shall determine.

                                   ARTICLE 11
                   OTHER STOCK{-}BASED AND COMBINATION AWARDS

           11.1 Other Stock-Based Awards. The Committee {(or the Board with respect to Awards to Non-Employee Directors)} may grant other Awards under the Plan pursuant to which Shares are or may in the future be acquired, or Awards denominated in or measured by Share equivalent units, including Awards valued using measures other than the market value of Shares. Such Other Stock-Based Awards may be granted either alone, in addition to, or in tandem with, any other type of Award granted under the Plan.

           11.2 Combination Awards. The Committee may also grant Awards under the Plan in tandem or combination with other Awards or in exchange of Awards, or in tandem or combination with, or as alternatives to, grants or rights under any other employee plan of Corporation, including the plan of any acquired entity. No action authorized by this section shall reduce the amount of any existing benefits or change the terms and conditions thereof without the Participant's consent.

                                   ARTICLE 12
                               DEFERRAL ELECTIONS

           The Committee may permit a Participant to elect to defer receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant by virtue of the exercise, earn{-}out, or Vesting of an Award made under the Plan. If any such election is permitted, the Committee shall establish rules and procedures for such payment deferrals, including, but not limited to: (a) payment or crediting of reasonable interest on such deferred amounts credited in cash, (b) the payment or crediting of dividend equivalents in respect of deferrals credited in Share equivalent units, or (c) granting of Deferred Compensation Options.

                                   ARTICLE 13
                              DIVIDEND EQUIVALENTS

           Any Awards may, at the discretion of the Committee, earn dividend equivalents. In respect of any such Award which is outstanding on a dividend record date for Common Stock, the Participant may be credited with an amount equal to the amount of cash or stock dividends that would have been paid on the Shares covered by such Award, had such covered Shares been issued and outstanding on such dividend record date. The Committee shall establish such rules and procedures governing the crediting of dividend equivalents, including the timing, form of payment, and payment contingencies of such dividend equivalents, as it deems are appropriate or necessary.

           ARTICLE 14 [NON-EMPLOYEE DIRECTORS

           14.1 GENERAL. AWARDS SHALL BE MADE TO NON-EMPLOYEE DIRECTORS ONLY UNDER THIS ARTICLE 14. NO PERSON, INCLUDING THE MEMBERS OF THE BOARD OR THE COMMITTEE, SHALL HAVE ANY DISCRETION AS TO THE SELECTION OF ELIGIBLE RECIPIENTS OR THE DETERMINATION OF THE TYPE, AMOUNT, OR TERMS OF AWARDS PURSUANT TO THIS
ARTICLE 14.

           14.2 ELIGIBILITY. THE PERSONS ELIGIBLE TO RECEIVE AWARDS PURSUANT TO THIS ARTICLE 14 ARE ALL NON-EMPLOYEE DIRECTORS.

           14.3 DIRECTOR OPTIONS.

           (A) INITIAL DIRECTOR OPTIONS. UPON THE EFFECTIVE DATE OF THE PLAN (THE "EFFECTIVE DATE"), THE CHAIRMAN OF THE BOARD OF DIRECTORS SHALL BE GRANTED A NONQUALIFIED OPTION (A "DIRECTOR OPTION") TO PURCHASE 75,000 SHARES, AND EACH OTHER PERSON WHO IS THEN A NON-EMPLOYEE DIRECTOR SHALL BE GRANTED A DIRECTOR OPTION TO PURCHASE 50,000 SHARES, WITH AN OPTION PRICE EQUAL TO 75 PERCENT OF THE FAIR MARKET VALUE OF A SHARE ON THE EFFECTIVE DATE. EACH PERSON WHO BECOMES A NON-EMPLOYEE DIRECTOR AFTER THE EFFECTIVE DATE BUT PRIOR TO DECEMBER 15, 1994, SHALL BE GRANTED AN INITIAL OPTION TO PURCHASE 50,000 SHARES, WITH AN OPTION PRICE EQUAL TO 75 PERCENT OF THE FAIR MARKET VALUE OF A SHARE ON THE DATE OF GRANT. EACH PERSON WHO BECOMES A NON-EMPLOYEE DIRECTOR ON OR AFTER DECEMBER 15, 1994, SHALL BE GRANTED, ON THE DATE SUCH PERSON BECOMES A NON-EMPLOYEE DIRECTOR, AN INITIAL OPTION TO PURCHASE 50,000 SHARES WITH AN OPTION PRICE EQUAL TO THE FAIR MARKET VALUE OF A SHARE ON SUCH DATE MINUS THE LESSER OF (A) $2.00 OR (B) 25 PERCENT OF THE FAIR MARKET VALUE OF A SHARE ON SUCH DATE. A NON-EMPLOYEE DIRECTOR ELECTED AS CHAIRMAN OF THE BOARD OF DIRECTORS AFTER THE EFFECTIVE DATE SHALL BE GRANTED, AS OF THE DATE OF SUCH ELECTION, AN INITIAL OPTION TO PURCHASE 75,000 SHARES (OR, IF SUCH PERSON HAS PREVIOUSLY RECEIVED AN INITIAL OPTION, AN INITIAL OPTION TO PURCHASE AN ADDITIONAL 25,000 SHARES) WITH AN OPTION PRICE EQUAL TO THE FAIR MARKET VALUE OF A SHARE ON SUCH DATE MINUS THE LESSER OF (A) $2.00 OR (B) 25 PERCENT OF THE FAIR MARKET VALUE OF A SHARE ON SUCH DATE.

           (B) RENEWAL DIRECTOR OPTIONS. EACH NON-EMPLOYEE DIRECTOR SHALL BE GRANTED A NONQUALIFIED OPTION TO PURCHASE 15,000 SHARES ("RENEWAL OPTION") ON THE DECEMBER 15 PRIOR TO THE ANNUAL MEETING OF SHAREHOLDERS AT WHICH THE MOST RECENTLY GRANTED OF THE NON-EMPLOYEE DIRECTOR'S INITIAL OPTIONS OR RENEWAL OPTIONS SHALL FULLY VEST, WITH AN OPTION PRICE EQUAL TO THE FAIR MARKET VALUE OF A SHARE ON THE GRANT DATE MINUS THE LESSER OF (A) $2.00 OR (B) 25 PERCENT OF THE FAIR MARKET VALUE OF A SHARE ON THE GRANT DATE.

           14.4 AWARD AGREEMENTS. EACH AWARD OF INITIAL OPTIONS AND RENEWAL OPTIONS MADE PURSUANT TO THIS ARTICLE 14 SHALL BE GOVERNED BY AND SHALL BE SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN AN AWARD AGREEMENT IN THE FORMS ATTACHED TO THIS PLAN AS EXHIBIT A AND EXHIBIT B, RESPECTIVELY. EXCEPT TO THE EXTENT OTHERWISE PROVIDED IN THIS ARTICLE 14 OR IN SUCH AWARD AGREEMENT, EACH SUCH AWARD SHALL BE GOVERNED BY ARTICLE 7 OF THE PLAN. WITH RESPECT TO EACH PERSON WHO BECOMES A NON-EMPLOYEE DIRECTOR AFTER THE EFFECTIVE DATE, THE AWARD AGREEMENT FOR HIS OR HER INITIAL OPTION SHALL BE IN SUBSTANTIALLY THE SAME FORM AS EXHIBIT A, BUT WITH THE DATES OF ANNUAL MEETINGS SPECIFIED IN SUCH AWARD AGREEMENT ADJUSTED TO REFER TO DATES SUBSEQUENT TO SUCH PERSON BECOMING A NON-EMPLOYEE DIRECTOR.

           ARTICLE 15 ]ADJUSTMENTS UPON CHANGES IN CAPITALIZATION, ETC.

           [15.1] {14.1} Plan Does Not Restrict Corporation. The existence of the Plan and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Board or the shareholders of Corporation to make or authorize any adjustment, recapitalization, reorganization, or other change in Corporation's capital structure or its business, any merger or consolidation of the Corporation, any issue of bonds, debentures, preferred or prior preference stocks ahead of or affecting Corporation's capital stock or the rights thereof, the dissolution or liquidation of Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding.

           [15.2] {14.2} Adjustments by the Committee. In the event of any change in capitalization affecting the Common Stock of Corporation, such as a stock dividend, stock split, recapitalization, merger, consolidation, split-up, combination or exchange of shares or other form of reorganization, or any other change affecting the Common Stock, such proportionate adjustments, if any, as the Committee, in its sole discretion, may deem appropriate to reflect such change, shall be made with respect to the aggregate number of Shares for which Awards in respect thereof may be granted under the Plan, the maximum number of Shares which may be sold or awarded to any Participant, the number of Shares covered by each outstanding Award, and the price per Share in respect of outstanding Awards. The Committee may also make such adjustments in the number of Shares covered by, and price or other value of any outstanding Awards in the event of a spin-off or other distribution (other than normal cash dividends), of Corporation assets to shareholders.

                                ARTICLE [16] {15}
                            AMENDMENT AND TERMINATION

           Without further approval of Corporation's shareholders, the Board may at any time terminate the Plan, or may amend it from time to time in such respects as the Board may deem advisable, except that the Board may not, without approval of the shareholders, make any amendment [which would (i) materially increase the benefits accruing to Participants under the Plan, (ii)] {that would }materially increase the aggregate number of shares of Common Stock [which] {that} may be issued under the Plan (except for adjustments pursuant to Article [15 of the Plan), or (iii) materially modify the requirements as to eligibility for participation in the Plan] {14 of the Plan)}. Without further shareholder approval, the Board may amend the Plan to take into account changes in applicable securities, federal income tax laws, and other applicable laws. Further, should the provisions of Rule 16b-3, or any successor rule, under the Exchange Act be amended, the Board, without further shareholder approval, may amend the Plan as necessary to comply with any modifications to such rule.[ The provisions of Article 14 of the Plan shall not be amended more than once every six months, other than to comport with changes in the Code or in Rule 16b-3 under the Exchange Act.]

                                ARTICLE [17] {16}
                                  MISCELLANEOUS

           [17.1] {16.1} Tax Withholding.

           [(a)] {16.1.1} General. Corporation shall have the right to deduct from any settlement, including the delivery or vesting of Shares, made under the Plan any federal, state, or local taxes of any kind required by law to be withheld with respect to such payments or to take such other action as may be necessary in the opinion of Corporation to satisfy all obligations for the payment of such taxes. The recipient of any payment or distribution under the Plan shall make arrangements satisfactory to Corporation for the satisfaction of any such withholding tax obligations. Corporation shall not be required to make any such payment or distribution under the Plan until such obligations are satisfied.

           [(b)] {16.1.2} Stock Withholding. The Committee, in its sole discretion, may permit a Participant to satisfy all or a part of the withholding tax obligations incident to the settlement of an Award involving payment or delivery of Shares to the Participant by having Corporation withhold a portion of the Shares that would otherwise be issuable to the Participant. Such Shares shall be valued based on their Fair Market Value on the date the tax withholding is required to be made. Any stock withholding with respect to a Reporting Person shall be subject to such limitations as the Committee may impose to comply with the requirements of the Exchange Act.

           [17.2] {16.2} Unfunded Plan. The Plan shall be unfunded and Corporation shall not be required to segregate any assets that may at any time be represented by Awards under the Plan. Any liability of Corporation to any person with respect to any Award under the Plan shall be based solely upon any contractual obligations that may be effected pursuant to the Plan. No such obligation of Corporation shall be deemed to be secured by any pledge of, or other encumbrance on, any property of Corporation.

           [17.3] {16.3} Payments to Trust. The Committee is authorized to cause to be established a trust agreement or several trust agreements whereunder the Committee may make payments of amounts due or to become due to Participants in the Plan.

           [17.4] {16.4} Annulment of Awards. Any Award Agreement may provide that the grant of an Award payable in cash is provisional until cash is paid in settlement thereof or that grant of an Award payable in Shares is provisional until the Participant becomes entitled to the certificate in settlement thereof. In the event the employment (or service as an Advisor or membership on the Board) of a Participant is terminated for cause (as defined below), any Award which is provisional shall be annulled as of the date of such termination for cause. For the purpose of this Section [17.4] {16.4}, the term "for cause" shall have the meaning set forth in the Participant's employment agreement, if any, or otherwise means any discharge (or removal) for material or flagrant violation of the policies and procedures of Corporation or for other job performance or conduct which is materially detrimental to the best interests of Corporation, as determined by the Committee.

           [17.5] {16.5} Engaging in Competition With [the] Corporation. Any Award Agreement may provide that, if a Participant terminates employment with Corporation or a Subsidiary for any reason whatsoever, and within 18 months after the date thereof accepts employment with any competitor of (or otherwise engages in competition with) Corporation, the Committee, in its sole discretion, may require such Participant to return to Corporation the economic value of any Award that is realized or obtained (measured at the date of exercise, Vesting, or payment) by such Participant at any time during the period beginning on the date that is six months prior to the date of such Participant's termination of employment with Corporation.

           [17.6] {16.6} Other Corporation Benefit and Compensation Programs. Payments and other benefits received by a Participant under an Award made pursuant to the Plan shall not be deemed a part of a Participant's regular, recurring compensation for purposes of the termination indemnity or severance pay law of any state or country and shall not be included in, [nor] {or} have any effect on, the determination of benefits under any other employee benefit plan or similar arrangement provided by Corporation or a Subsidiary unless expressly so provided by such other plan or arrangements, or except where the Committee expressly determines that an Award or portion of an Award should be included to accurately reflect competitive compensation practices or to recognize that an Award has been made in lieu of a portion of cash compensation. Awards under the Plan may be made in combination with or in tandem with, or as alternatives to, grants, awards, or payments under any other Corporation or Subsidiary plans, arrangements, or programs. The Plan notwithstanding, Corporation or any Subsidiary may adopt such other compensation programs and additional compensation arrangements as it deems necessary to attract, retain, and reward employees and directors for their service with Corporation and its Subsidiaries.

           [17.7] {16.7} Securities Law Restrictions. No Shares shall be issued under the Plan unless counsel for Corporation shall be satisfied that such issuance will be in compliance with applicable federal and state securities laws. Certificates for Shares delivered under the Plan may be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Common Stock is then listed, and any applicable federal or state securities law. The Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

           [17.8] {16.8} Governing Law. Except with respect to references to the Code or federal securities laws, the Plan and all actions taken thereunder shall be governed by and construed in accordance with the laws of the state of Oregon.

                                ARTICLE [18] {17}
                              SHAREHOLDER APPROVAL


           The [adoption of the Plan and the grant of Awards under the Plan are expressly subject to the approval of the Plan by the affirmative vote of the holders of a majority of the shares present, or represented, and entitled to vote thereon at the 1991 annual meeting of Corporation's shareholders.] {amendment and restatement of the Plan is expressly subject to the approval of the Plan by the shareholders at the 1997 annual meeting of Corporation's shareholders.}


[Exhibits deleted.]

Edgar note: For purposes of Edgar, { } indicates text that will be marked as new and [ ] indicates text that will be marked as deleted.

                                                                         ANNEX V
                                                          PROPOSED AMENDMENTS TO
                                                             1993 EMPLOYEE STOCK
                                                                   PURCHASE PLAN

                                  EPITOPE, INC.

                        1993 EMPLOYEE STOCK PURCHASE PLAN
                   [FIRST] {SECOND} AMENDMENT AND RESTATEMENT



           1. PURPOSE OF THE PLAN. This plan, as amended and restated [by the First] {effective December 17, 1996, by this Second} Amendment and Restatement [effective May 1, 1993](the "Plan"), shall be known as the "Epitope, Inc., 1993 Employee Stock Purchase Plan." The purpose of the Plan is to permit employees of Epitope, Inc. [(the "Company")]{("Corporation")}, and of its Subsidiaries (as hereinafter defined) to obtain or increase a proprietary interest in [the Company] {Corporation} by permitting them to make installment purchases of shares of [the Company's] {Corporation's} Common Stock (as hereinafter defined) through payroll deductions. The Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code of 1986 (the "Code").


           2. DEFINITIONS.

           {AGRITOPE STOCK. The Agritope Common Stock, no par value, of Corporation or any security of Corporation issued in substitution, exchange, or in lieu of such stock.

           AGRITOPE STOCK PROPOSAL DATE. The effective date of the amendment of Corporation's Articles of Incorporation to create the Agritope Stock and to redesignate Corporation's previously existing common stock as Medical Products Stock.}

           BOARD  OF  DIRECTORS.   The  Board  of  Directors  of  [the  Company]
      {Corporation} or a committee thereof duly authorized for the purposes of administering this Plan.

           COMMON STOCK. [The Company's] {Corporation's} no par value common stock [as presently constituted and shares of common stock which may be issued by the Company in exchange for or reclassification thereof.] {and any security of Corporation issued in substitution, exchange, or in lieu of such stock. For all periods after the Agritope Stock Proposal Date, references in this Plan to Common Stock include Agritope Stock or Medical Products Stock, or both, as the context may require.}

           ELIGIBLE EMPLOYEES. Those persons who on the applicable Offering Date are employees of [the Company] {Corporation} or a Subsidiary except those who, immediately prior to the applicable Offering Date, would be deemed under Section 423(b)(3) of the Code to own stock possessing 5 percent or more of the total combined voting power or value of all classes of stock of [the Company] {Corporation} or any other corporation that constitutes a parent or subsidiary corporation of [the Company] {Corporation} within the meaning of that section.

           MAXIMUM PURCHASE PRICE. 85 percent of the mean between the reported high and low sale prices [of Common Stock on the American Stock Exchange]{, or, if there is no sale on such day, the mean between the reported bid and asked prices, of Common Stock (whether Agritope Stock or Medical Products Stock) on the securities exchange or automated securities interdealer quotation system on which Common Stock shall have been traded} on the last day preceding the applicable Offering Date [on which such Exchange shall have been open]{.


           MEDICAL PRODUCTS STOCK. The Epitope Medical Products Common Stock, no par value, of Corporation or any security of Corporation issued in substitution, exchange, or in lieu of such stock}.


           MONTHLY COMPENSATION. For an Eligible Employee on the payroll of [the Company] {Corporation} or a Subsidiary for the entire calendar month preceding the applicable Offering Date, the compensation paid or accrued to such Eligible Employee for such month plus, in the case of such an Eligible Employee whose compensation for such month was based wholly or partly on a bonus, commission, profit sharing, or similar arrangement for which no accrual was made for such month, an amount equal to the portion attributable to one month of the amount accrued to such Eligible Employee as of the day preceding the applicable Offering Date, on the books of [the Company] {Corporation} or its Subsidiaries in accordance with such arrangement. For all other Eligible Employees, Monthly Compensation shall be the monthly rate of compensation in effect immediately prior to the applicable Offering Date. For all purposes of the Plan, Monthly
      Compensation shall include any amount which is contributed by [the Company] {Corporation} or a Subsidiary pursuant to a salary reduction agreement and which is not includable in the gross income of an Eligible Employee under Code Sections 125 (relating to "cafeteria plans") or 402(a)(8) (relating to elective contributions under a "401(k)" plan).

           OFFERING DATES. Such dates as may be set by the Board of Directors, provided that no more than three Offering Dates (other than Special Offering Dates for purposes of Special Offerings pursuant to Section 6 of this Plan) may be set during each fiscal year. The first day of each calendar month, commencing June 1, 1993, shall be a Special Offering Date. Except as otherwise expressly provided in this Plan, all references to Offering Dates shall include Special Offering Dates.

           OFFERING PERIODS. Such periods as may be set by the Board of Directors for the offering of Common Stock pursuant to this Plan.

           PARTICIPANT. An Eligible Employee who subscribes for the purchase of shares of Common Stock under the Plan in accordance with the Plan (including an Eligible Employee who participates in a Special Offering pursuant to Section 6 of this Plan.

           PURCHASE DATES. Such dates as may be set by the Board of Directors for the purchase of Common Stock, provided that (i) Purchase Dates shall be no less than six months and no more than 24 months after the termination of the applicable Offering Period and (ii) Purchase Dates may be any earlier date of purchase pursuant to the terms of this Plan, including Sections 11 (termination of employment), 12 (retirement or disability), and 13 (death).

           PURCHASE PERIODS. The period beginning on the termination of an Offering Period and ending on the applicable Purchase Date.

           PURCHASE PRICE.  The lesser of (i) the Maximum  Purchase  Price[,] or
      (ii) the mean between the reported high and low sale prices{, or, if there is no sale on such day, the mean between the reported bid and asked prices,} of Common Stock on the [American Stock Exchange] {securities exchange or automated securities interdealer quotation system on which Common Stock shall have been traded} on the applicable Purchase Date or on the last day preceding such date [on which such Exchange shall have been open]. The Purchase Price per share shall be subject to adjustment in accordance with the provisions of Section 17 of this Plan.

           SPECIAL OFFERING. An offering pursuant to Section 6 of this Plan.

           SUBSIDIARY. A domestic corporation of which, on the applicable Offering Date, [the Company] {Corporation} or a Subsidiary of [the
      Company] {Corporation} owns at least 51 percent of the total combined voting power of all classes of stock and whose employees are authorized to participate in the Plan by the Board of Directors of [the Company] {Corporation}.


           3. THE OFFERING. The number of shares of Common Stock subject to the Plan shall be 250,000[,] {shares of Agritope Stock and 500,000 shares of Medical Products Stock, plus that number of shares of Agritope Stock, which is one-half of the number of shares of Common Stock (rounded down to the nearest whole number) subject to outstanding subscriptions pursuant to the Plan immediately prior to the Agritope Stock Proposal Date, in each case} subject to adjustment as provided in Section 17 of this Plan. During each Offering Period, [the Company] {Corporation} may offer, at the applicable Purchase Price, for subscription by Eligible Employees in accordance with the terms of the Plan, such number of authorized and unissued shares of its Common Stock subject to the Plan as may be determined by the Board of Directors [of the Company].


           4. SUBSCRIPTIONS.

           a. SHARES SUBJECT TO SUBSCRIPTION. Except as provided in Section 6 of this Plan with respect to Special Offerings, during each Offering Period, each Eligible Employee shall be entitled to subscribe for the number of whole shares of [Common] {Agritope Stock and Medical Products} Stock offered during such Offering Period designated by him in accordance with the terms of the Plan; provided, however, that for any Offering Period, the Board of Directors may set a minimum, a maximum, or both a minimum and a maximum number of shares that may be subscribed for during such Offering Period. In no event may any employee subscribe for shares (under any one or more Offering Periods which have Offering Dates within any calendar year) which would have a total value (computed as the number of shares subscribed for during each such Offering Period multiplied by the Maximum Purchase Price for each such Offering Period) in excess of $21,250.

           b. FURTHER LIMITATION ON SUBSCRIPTIONS. Notwithstanding Section 4.a of this Plan, the maximum number of shares that may be subscribed for by an Eligible Employee shall be further limited and reduced to the extent that the number of shares owned by such Eligible Employee immediately after any Offering Date for purposes of Section 423(b)(3) of the Code plus the maximum number of shares set forth in Section 4.a of this Plan would exceed 5 percent of the total combined voting power or value of all classes of stock of [the Company] {Corporation} or a parent or subsidiary corporation of [the Company] {Corporation} within the meaning set forth in Section 423(b)(3) of the Code.

           c. SUBSCRIPTION AGREEMENTS. Subscriptions pursuant to the Plan shall be evidenced by the completion and execution of subscription agreements in the form provided by [the Company] {Corporation} and delivery of such agreements to [the Company] {Corporation}, at the place designated by [the Company] {Corporation}, prior to the expiration of each Offering Period. No subscription agreement shall be subject to termination or reduction during the Offering Period to which it relates without written consent of [the Company] {Corporation}.

           d. OVER SUBSCRIPTION. In the event that the aggregate number of shares {of Agritope Stock or Medical Products Stock} subscribed for pursuant to the Plan as of any Purchase Date shall exceed the number of shares {of Agritope Stock or Medical Products Stock} offered for sale during the Offering Period related to such Purchase Date, then each subscription for such Offering Period pursuant to which a purchase is effected shall be reduced to the number of shares {of Agritope Stock and Medical Products Stock} that such subscription would cover in the event of a proportionate reduction of all subscriptions for such Offering Period outstanding on such Purchase Date so that the aggregate number of shares subject to all such subscriptions would not exceed the number of shares offered for sale during such Offering Period. In making such reductions, fractions of shares shall be disregarded and each subscription shall be for a whole number of shares.

           5. PAYMENT OF PURCHASE PRICE. Except as otherwise specifically provided in the Plan, the Purchase Price of all shares purchased hereunder shall be paid in equal installments through payroll deduction from the Participant's compensation during the applicable Purchase Period, without the right of prepayment. The Maximum Purchase Price multiplied by the number of shares subscribed for shall be withheld in substantially equal installments on each pay period during the applicable Purchase Period.

           6. SPECIAL OFFERS.

           a. DEFINITIONS. For purposes of this Section 6, capitalized terms not otherwise defined in Section 2 of this Plan shall have the following meanings:


           ANNUAL INCREASE. The gross annual amount (before any applicable withholding) by which an employee's compensation would otherwise be increased during the one-year period following an Annual Review Date for such employee had the employee not been subject to a Special Offering Subscription pursuant to this Section 6.

           ANNUAL REVIEW DATE. The effective date, which may be an employee's anniversary date, of an increase in compensation on account of the employee's annual compensation review by [the Company] {Corporation}.

           SPECIAL   OFFERING  DATE.  The  first  day  of  each  calendar  month commencing June 1, 1993.

           SPECIAL  OFFERING  SUBSCRIPTION.  A  subscription  pursuant  to  this
      Section 6 for the number of whole shares of [Common Stock ]{Agritope Stock or Medical Products Stock (or a combination of both)} equal to an Eligible Employee's Annual Increase as of an Annual Review Date divided by the Maximum Purchase Price for the Special Offering Date which falls on or immediately follows the Annual Review Date.

           SPECIAL  PURCHASE DATE. For each  Participant with a Special Offering
      Subscription,   the  one-year   anniversary  of  the  Annual  Review  Date
      corresponding to the subscription.

           SPECIAL PURCHASE PERIOD. The period from a Participant's Annual Review date [preceeding] {preceding} a Special Offering Date through the corresponding Special Purchase Date.


           b.  SUBSCRIPTION.  As of each Annual  Review  Date for each  Eligible
      Employee:

           i. [The Company] {Corporation} may, in its discretion, provide the Eligible Employee a Special Offering Subscription in lieu of any increase in cash compensation during the following year; or

           ii. The Eligible Employee may make an irrevocable election to receive
      a  Special  Offering   Subscription  in  lieu  of  any  increase  in  cash
      compensation during the following year.



{In either case, the Special Offering Subscription shall be (at the discretion of Corporation) for Agritope Stock, Medical Products Stock, or a combination of both (specified by reference to relative percentages of the Annual Increase). For example, Corporation could specify that an employee's Special Offering Subscription for a $2,400 Annual Increase would be 75 percent (or $1,800) for Agritope Stock and 25 percent (or $600) for Medical Products Stock.}


           c. SUBSCRIPTION AGREEMENT. Each Special Offering Subscription shall be evidenced by the completion of a Special Offering Subscription Agreement in the form provided by [the Company] {Corporation}.

           d. PAYMENT OF PURCHASE PRICE. For each Special Offering Subscription, [the Company] {Corporation} shall credit to an account for the Participant an amount equal to the Annual Increase in equal installments as of each payment date for the Participant during the Special Purchase Period.

           e. RIGHT TO TERMINATE ELECTION OR REDUCE NUMBER OF SHARES. Notwithstanding Sections 9 and 10 of this Plan, a Participant subject to a Special Offering Subscription may terminate the Special Offering Subscription or reduce the number of shares covered by the Special Offering Subscription only as of the Special Purchase Date (or an earlier Purchase Date upon the occurrence of one or more of the events described in Sections 11, 12, or 13). Such a termination or reduction must be made by written notice to [the Company] {Corporation} and must be received by [the Company] {Corporation} no later than the last business day before the Special Purchase Date (or such earlier Purchase
Date).


           f. WITHHOLDING. Participants shall be subject to applicable state and federal tax withholding and employment taxes on the shares purchased pursuant to a Special Offering Subscription or upon payment of the amounts credited to the Participant's account. [The Company's] {Corporation's} obligation to issue shares shall be conditioned on the payment by the Participant (or other arrangement satisfactory to [the Company)] {Corporation)} of all applicable withholding taxes.


           7. APPLICATION OF FUNDS; PARTICIPANTS' ACCOUNTS. All amounts withheld from and paid by Participants hereunder shall be deposited in [the Company's] {Corporation's} general corporate account to be used for any corporate purposes; provided, however, that [the Company] {Corporation} shall maintain a separate bookkeeping account for each Participant hereunder reflecting all amounts withheld from and paid by such Participant with respect to each Purchase Period under the Plan. No interest shall be credited to such separate accounts.

           8. ISSUANCE OF SHARES. Shares purchased under the Plan shall, for all purposes, be considered to have been issued, sold, and purchased at the close of business on the applicable Purchase Date. Prior to each applicable Purchase Date, no Participant shall have any rights as a holder of any shares covered by a subscription agreement. Promptly after each Purchase Date, [the Company] {Corporation} shall issue and deliver to the Participant a stock certificate or certificates representing the whole number of shares purchased by the Participant during the Purchase Period ending with such Purchase Date and refund to the Participant in cash any excess amount in his account relating to such Purchase Period. No adjustment shall be made for dividends or for the other rights for which the record date is prior to the applicable Purchase Date, except as may otherwise be provided in Section 17.

           9. RIGHT TO TERMINATE SUBSCRIPTION. Except as provided in Section 6 of this Plan, each Participant shall have the right, at any time after the expiration of each Offering Period and prior to the applicable Purchase Date, to terminate his subscription relating to such Offering Period by written notice to [the Company] {Corporation} and receive a prompt refund in cash of the total amount in his account with respect to the applicable Purchase Period.

           10. RIGHT TO REDUCE NUMBER OF SHARES. Except as provided in Section 6 of this Plan, each Participant shall have the right, at any time after the expiration of each Offering Period and prior to the applicable Purchase Date, to make, by written notice to [the Company] {Corporation}, a one-time-only reduction in the number of shares covered by his subscription agreement relating to such Offering Period, provided that such right shall only apply to Purchase Periods of 12 months or more. Upon such reduction of shares, an appropriate reduction shall be made in the Participant's future payroll deductions during the applicable Purchase Period and the excess amount in the Participant's account with respect to such Purchase Period resulting from such reduction shall be promptly refunded to the Participant in cash or, at the option of the Participant, shall be applied in equal amounts against all future installment payments of the Maximum Purchase Price of the reduced number of shares to be purchased during the applicable Purchase Period.


           11. TERMINATION OF EMPLOYMENT. Upon termination of employment of a Participant for any reason other than retirement, disability or death, including by reason of the sale of the Subsidiary by which the Participant is employed such that [the Company] {Corporation} or a Subsidiary of [the Company] {Corporation} no longer owns at least 51 percent of the total combined voting power of all classes of stock of the Subsidiary, a Participant shall have, during the period of three months following his termination date, but prior to the applicable Purchase Date, the right with respect to each Purchase Period for which he has an account under the Plan to elect to receive either a refund in cash of the total amount of his account relating to such Purchase Period or the whole number of shares that can be purchased at the applicable Purchase Price with such amount together with any remaining cash in his account relating to such Purchase Period. Each election must be in writing and delivered to [the Company] {Corporation} within the aforementioned period. If the Participant elects to receive shares, the Purchase Date shall be the date the Participant's election is delivered to [the Company] {Corporation}. In the event the Participant does not make a timely election with respect to any Purchase Period for which he has an account under the Plan, he shall be deemed to have elected to receive a cash refund of the amount of his account relating to such Purchase Period.

           12. RETIREMENT; DISABILITY. A participant who retires or whose employment is terminated by reason of any injury or illness of such a serious nature as to disable the Participant from resuming employment with [the Company] {Corporation} shall have all of the rights described in Section 11 above and shall have the additional right to elect, in the manner described in Section 11, to prepay in cash in a lump sum the entire unpaid balance of the Purchase Price of the shares covered by his subscription agreement relating to each Purchase Period and to receive such shares. The Purchase Date for this purpose shall be the date on which both the Participant's election and the lump-sum cash payment shall have been delivered to [the Company] {Corporation}. For purposes of the Plan, a termination of employment at or after age 60 for any reason shall be considered retirement.

           13. DEATH. In the event of the death of a Participant while in the employ of [the Company] {Corporation} or a Subsidiary and prior to full payment of the Maximum Purchase Price for the shares covered by his subscription with respect to each Purchase Period, or the death of a retired or disabled Participant prior to the exercise of his rights described in Section 12 above, his personal representative shall have, during the period of three months following the Participant's death, but prior to the applicable Purchase Date, the rights described in Section 12. In the event of the death of a Participant who previously terminated employment by reason other than retirement or disability prior to full payment of the Maximum Purchase Price for the shares covered by his subscription with respect to each Purchase Period and prior to the exercise of his rights described in Section 11, his personal representative shall have the rights described in Section 11.

           14. TEMPORARY LAYOFF; LEAVES OF ABSENCE. A Participant's installment payments with respect to each Purchase Period shall be suspended during any period of absence from work due to temporary layoff or leave of absence without pay. If such Participant returns to active employment within the applicable Purchase Period, installment payments shall resume and, except as provided below with respect to Special Offering Subscriptions, the Participant shall be entitled to elect either to make up the deficiency in his account with respect to such Purchase Period immediately with a lump-sum cash payment, or to have future installments with respect to such Purchase Period uniformly increased to make up the deficiency, or to have an appropriate reduction made in the number of shares covered by his subscription agreement with respect to such Purchase Period to eliminate the deficiency. The election (together with the lump-sum cash payment, if applicable) must be delivered to [the Company] {Corporation} within ten days of the Participant's return to active employment but prior to the applicable Purchase Date. If the Participant fails to make a timely election, the appropriate reduction of shares shall be made in accordance with the above. If the Participant does not return to active employment within the applicable Purchase Period, he shall have the right to elect to receive either a refund in cash of the total amount of his account with respect to such Purchase Period or the whole number of shares which can be purchased at the applicable Purchase Price with such amount together with any remaining cash in his account with respect to the Purchase Period. The election must be in writing and delivered to [the Company] {Corporation} prior to, and shall be effective as of, the applicable Purchase Date. In the event the Participant does not make a timely election with respect to any Purchase Period, he shall be deemed to have elected to receive the cash refund with respect to that Purchase Period. For Special Offering Subscriptions under Section 6 of the Plan, no amounts with respect to Annual Increase will be credited during a period of absence from work due to temporary layoff or leave of absence without pay and such amounts will not be made up after return to active employment.

           15. INSUFFICIENCY OF COMPENSATION. In the event that for any payroll period, for reasons other than termination of employment for any reason, temporary layoff, or leave of absence without pay, a Participant's compensation (after all other proper deductions from his compensation) becomes insufficient to permit the full withholding of his installment payment, the Participant may pay the deficiency in cash when it becomes due. In the event that, in a subsequent payroll period, the Participant's compensation becomes sufficient to make the full installment payment and there still remains a deficiency in his account, the deficiency must then be eliminated through the election of one of the alternatives described in Section 14. The Participant must deliver his election to [the Company] {Corporation} within ten days of the end of such subsequent payroll period but prior to the applicable Purchase Date. In the event that on the applicable Purchase Date there remains a deficiency in such a Participant's account or, in the event a Participant described above fails to make a timely election, the appropriate reduction of shares shall be made in accordance with Section 13.

           16. INTEREST. Any person who becomes entitled to receive any amount of cash refund from any account maintained for him pursuant to any provision of the Plan shall be entitled to receive in cash, at the same time, simple interest on the amount of such refund at the rate of 6 percent per annum. Any refund shall be deemed to be made from the most recent payment or payments made by the Participant pursuant to the Plan.

           17. EFFECT OF CERTAIN STOCK TRANSACTIONS. If at any time after the day preceding the Offering Date for each Purchase Period, and prior to the issue and sale by [the Company] {Corporation} of all the shares of Common Stock covered by Participants' subscription agreements with respect to each Purchase Period for which the Offering Date has occurred, [the Company] {Corporation} shall effect a subdivision of shares of Common Stock or other increase (by stock dividend or otherwise) of the number of shares of Common Stock outstanding, without the receipt of consideration by [the Company] {Corporation} or another corporation in which it is financially interested and otherwise than in discharge of [the Company's] {Corporation's} obligation to make further payment for assets theretofore acquired by it or such other corporation or upon conversion of stock or other securities issued for consideration, or shall reduce the number of shares of Common Stock outstanding by a consolidation of shares, then (a) in the event of such an increase in the number of such shares outstanding, the number of shares of Common Stock then subject to Participants' subscription agreements with respect to such Purchase Period shall be proportionately increased and the Maximum Purchase Price and the Purchase Price per share for such Purchase Period shall be proportionately reduced, and (b) in the event of such a reduction in the number of such shares outstanding, the number of shares of Common Stock then subject to subscription agreements with respect to such Purchase Period shall be proportionately reduced and the Maximum Purchase Price and the Purchase Price per share for such Purchase Period shall be proportionately increased. Except as provided in this Section 17, no adjustment shall be made under this Plan or any subscription agreement by reason of any dividend or other distribution declared or paid by [the Company] {Corporation}.

           18. MERGER, CONSOLIDATION, LIQUIDATION OR DISSOLUTION. In the event of any merger or consolidation of which [the Company] {Corporation} is not to be the survivor (or in which [the Company] {Corporation} is the survivor, but becomes a subsidiary of another corporation), or the liquidation or dissolution of [the Company] {Corporation}, each Participant shall have the right immediately prior to such event to elect to receive the number of whole shares that can be purchased at the Purchase Price applicable to each Purchase Period with respect to which such Participant has subscribed for purchase of Common Stock with the full amount that has been withheld from and paid by him pursuant to the subscription agreement relating to such Purchase Period, together with any remaining excess cash in his account relating to such Purchase Period. If such election is not made with respect to the amount in a Participant's account for any Purchase Period, the Participant's subscription agreement shall terminate and he shall receive a prompt refund in cash of the total amount in such account.

           19. LIMITATION ON RIGHT TO PURCHASE. Notwithstanding any provision of the Plan to the contrary, if at any time a Participant is entitled to purchase shares of Common Stock on a Purchase Date, taking into account such Participant's rights, if any, to purchase Common Stock under the Plan and all other stock purchase plans of [the Company] {Corporation} and of other corporations that constitute parent or subsidiary corporations of [the Company] {Corporation} within the meaning of Sections 425(e) and (f) of the Code, the result would be that, during the then current calendar year, such Participant would have first become entitled to purchase under the Plan and all such other plans a number of shares of Common Stock of [the Company] {Corporation} that would exceed the maximum number of shares permitted by the provisions of Section 423(b)(8) of the Code, then the number of shares that such Participant shall be entitled to purchase pursuant to the Plan on such Purchase Date shall be reduced by the number that is one more than the number of shares that represents the excess, and any excess amount in his account resulting from such reduction shall be promptly refunded to him in cash.

           20. NON-ASSIGNABILITY. None of the rights of an Eligible Employee under the Plan or any subscription agreement entered into pursuant hereto shall be transferable by such Eligible Employee otherwise than by will or the laws of descent and distribution, and during the lifetime of an Eligible Employee such rights shall be exercisable only by him.

           21. SHARES NOT PURCHASED. Shares of Common Stock subject to the Plan that are not subscribed for during each successive Offering Period and shares subscribed for pursuant to such Offering Period that thereafter cease to be subject to any subscription agreement hereunder shall remain subject to and reserved for use in connection with a later Offering Period established by the Board of Directors.

           22. CONSTRUCTION; ADMINISTRATION. All questions with respect to the construction and application of the Plan and subscription agreements thereunder and the administration of the Plan shall be settled by the determination of the Board of Directors or of one or more other persons designated by it, which determinations shall be final, binding and conclusive on [the Company] {Corporation} and all employees and other persons. All Eligible Employees shall have the same rights and privileges under the Plan.


           23. TERMINATION OR AMENDMENT. [The Plan may be amended or terminated by] {Without further approval of Corporation's shareholders,} the Board of Directors[, provided that no such amendment or termination shall (a) adversely affect the rights of employees under subscription agreements theretofore entered into pursuant to the Plan, or (b) increase the maximum number of shares of Common Stock offered] {may at any time terminate the Plan or may amend the Plan from time to time in such respects as the Board of Directors may deem advisable, except that the Board of Directors may not, without the approval of Corporation's shareholders, make any amendment that would materially increase the aggregate number of Shares that may be issued} under the Plan or decrease the price per [share, except] {Share (except for adjustments} pursuant to Section 17[.] {of the Plan.)}

                                                                        ANNEX VI

                     ILLUSTRATIONS OF CERTAIN PROVISIONS OF
                    MEDICAL PRODUCTS STOCK AND AGRITOPE STOCK

         The following illustrations demonstrate calculations relating to votes per share, the creation of and changes in Inter-Group Interests, and certain dividend, redemption and exchange provisions of the Agritope Stock Proposal.

         The illustrations are based on the following assumptions, except as otherwise indicated:

Shares of Medical Products Stock Authorized...................      60,000,000
Shares of Agritope Stock Authorized...........................      40,000,000
Shares of Medical Products Stock Outstanding..................      15,000,000
Shares of Agritope Stock Outstanding..........................       7,500,000
Inter-Group Interests.........................................            None

         The illustrations are not intended to be complete and are qualified in their entirety by the more detailed information contained in this Prospectus/Proxy Statement and the other Annexes. The assumptions on which the illustrations are based (other than number of shares authorized) are purely hypothetical and should not be interpreted as representing expectations of management regarding events following the Distribution. Capitalized terms not otherwise defined have the respective meanings given elsewhere in the Prospectus/Proxy Statement. See Annex I, "Index of Terms."

         Unless  otherwise   specified,   each   illustration   should  be  read
independently as if none of the other transactions referred to had occurred. Actual calculations may differ slightly due to rounding.

1.  VOTING RIGHTS

         This illustration demonstrates the calculation of voting rights to which shares of Medical Products Stock and Agritope Stock would be entitled at a meeting of shareholders. The illustration is based on the following additional assumptions:

Record date for meeting.........................................................................      December 15
Average Market Value of one share of Medical Products Stock
  during the 20-Trading Day period immediately preceding December 15............................           $15.00
Average Market Value of one share of Agritope Stock during the
  20-Trading Day period immediately preceding December 15.......................................           $10.00

         Each share would be entitled to the following number of votes:

Medical Products Stock..........................................................................                1
Agritope Stock (Votes = $10.00/$15.00)..........................................................         .6666667

         The total voting power of each class of stock is proportional to the market capitalization of that class, as follows:

                                              MEDICAL PRODUCTS STOCK        AGRITOPE STOCK                TOTAL
TOTAL VOTES...................................      15,000,000                  5,000,000               20,000,000
 PERCENT OF TOTAL VOTES.......................             75%                        25%                     100%
MARKET CAPITALIZATION.........................    $225,000,000                $75,000,000             $300,000,000
 PERCENT OF TOTAL CAPITALIZATION..............             75%                        25%                     100%

2.  INTER-GROUP INTERESTS

         The illustrations below demonstrate the creation of and changes in Inter-Group Interests. As described in the Prospectus/Proxy Statement, the following terms have the following meanings: (i) the number of "Inter-Group Shares Issuable" with respect to an Inter-Group Interest means the number of shares of Agritope Stock or Medical Products Stock, as the case may be, that could be issued or sold by the Company for the account of (A) Agritope with respect to an Inter-Group Interest in Epitope Medical Products and (B) Epitope Medical Products with respect to an Inter-Group Interest in Agritope; (ii) the "Outstanding Interest Fraction" means the percentage interest in the equity value of the Company attributable to a group that is represented at any time by the outstanding shares of the class of stock for that group; and (iii) the "Inter-Group Interest Fraction" means any remaining percentage interest in the equity value of the Company attributable to the group that is represented by the other group as a result of an Inter-Group Interest held by the other group.

         The manner in which Inter-Group Interests are created and changed is described in this Prospectus/Proxy Statement under "Proposal 2: The Agritope Stock Proposal--Description of Medical Products Stock and Agritope Stock--Inter-Group Interests."

         When an Inter-Group Interest in a group is created or changed, the Outstanding Interest Fraction and Inter-Group Interest Fraction in that group are affected. The Outstanding Interest Fraction is determined by the following formula:

                       Outstanding Shares of Group's Stock
            Outstanding Shares of Group's Stock + Inter-Group Shares
                Issuable with respect to the Inter-Group Interest

         The Inter-Group Interest Fraction is determined by the following formula:

      Inter-Group Shares Issuable with respect to the Inter-Group Interest
            Outstanding Shares of Group's Stock + Inter-Group Shares
                Issuable with respect to the Inter-Group Interest

         The sum of the Outstanding Interest Fraction and the Inter-Group Interest Fraction will always equal 100 percent.


A.       PUBLIC OFFERING OF AGRITOPE STOCK

         This illustration reflects an assumed sale by the Company of 1.5 million shares of Agritope Stock in a public offering.

         Assume all of the shares are identified as sold for the account of Agritope, with the net proceeds reflected entirely in the financial statements of Agritope.

         No Inter-Group Interest would be created by the transaction. The Inter-Group Shares Issuable would be zero. The Outstanding Interest Fraction in both Epitope Medical Products and Agritope would remain at 100 percent, and the Inter-Group Interest Fraction in both Epitope Medical Products and Agritope would remain at 0 percent. The shares outstanding would increase to 9 million shares and the authorized but unissued shares would be 31 million (40 million minus 9 million issued and outstanding).

B.       REPURCHASE OF AGRITOPE STOCK

         This illustration demonstrates an assumed repurchase by the Company of 1 million shares of Agritope Stock with funds allocated to Epitope Medical Products.

         Assume all the shares are identified as repurchased for the account of Epitope Medical Products as a creation of an Inter-Group Interest in Agritope, with the financial statements of Epitope Medical Products being charged entirely with the consideration paid for the shares.

         The repurchase will reduce the shares of Agritope Stock outstanding as follows:

Agritope Stock previously issued and outstanding................................................        7,500,000
Agritope Stock repurchased for the account of Epitope Medical Products..........................       (1,000,000)
                                                                                                        ---------
Agritope Stock issued and outstanding after repurchase..........................................        6,500,000

         The  Inter-Group  Shares  Issuable  with  respect  to  Epitope  Medical
Products' Inter-Group Interest in Agritope would be increased by the number of shares of Agritope Stock repurchased for the account of Epitope Medical
Products, as follows:

Inter-Group Shares Issuable with respect to the Inter-Group
 Interest prior to repurchase ..................................................................                0
Number of shares repurchased for the account of Epitope
 Medical Products ..............................................................................        1,000,000
                                                                                                        ---------
Inter-Group Shares Issuable with respect to the Inter-Group
 Interest after repurchase......................................................................        1,000,000

         As a result, the Outstanding Interest Fraction and Inter-Group Interest
Fraction in Agritope would be:

Outstanding Interest Fraction in Agritope
  (6,500,000/(6,500,000 + 1,000,000))...........................................................      86.6666667%
Inter-Group Interest Fraction in Agritope
  (1,000,000/(6,500,000 + 1,000,000))...........................................................      13.3333333%

         The Company would have 33.5 million authorized and unissued shares of Agritope Stock (40 million minus 6.5 million issued and outstanding).

C.       CASH DIVIDEND ON AGRITOPE STOCK

         This illustration demonstrates the payment of a cash dividend on Agritope Stock following the repurchase of shares described in Illustration 2.B.

         Assume a dividend of $.10 per share of Agritope Stock outstanding is declared. Also assume that the stock repurchase described in Illustration 2.B has been completed prior to the record date for the dividend.

         Because an Inter-Group Interest in Agritope exists, the financial statements of Epitope Medical Products will be credited, and the financial statements of Agritope will be charged, with an amount in addition to the dividend paid to holders of Agritope Stock. This amount is equal to the number of Inter-Group Shares Issuable with respect to the Inter-Group Interest in Agritope, multiplied by $.10 per share.

         Amounts to be paid, credited, and charged are as follows:

Dividend per share of Agritope Stock............................................................     $        0.10
Shares of Agritope Stock outstanding............................................................         6,500,000
Aggregate dividend paid to holders of Agritope Stock............................................       $   650,000
Inter-Group Shares Issuable with respect to the
  Inter-Group Interest in Agritope..............................................................         1,000,000
Additional amount charged to Agritope and credited to Epitope Medical
  Products on account of Inter-Group Interest (1,000,000 x $0.10)...............................       $   100,000

D.       AGRITOPE STOCK DIVIDEND ON AGRITOPE STOCK

         This illustration demonstrates a dividend of Agritope Stock on outstanding shares of Agritope Stock after the assumed repurchase of 1 million shares of Agritope Stock for the account of Epitope Medical Products described in Illustration 2.B.

         Assume the Company declares a dividend of 1/10 of a share of Agritope Stock on each outstanding share of Agritope Stock.

Agritope Stock previously issued and outstanding................................................         6,500,000
Newly issued shares to Agritope shareholders ...................................................           650,000
                                                                                                       -----------
Total Agritope Stock issued and outstanding after dividend .....................................         7,150,000

         The Inter-Group Shares Issuable with respect to Epitope Medical Products' Inter-Group Interest in Agritope would be increased proportionately to reflect the stock dividend. That is, the Inter-Group Shares Issuable would be increased by 1/10, or 100,000.

Inter-Group Shares Issuable with respect to the Inter-Group Interest
  in Agritope prior to dividend ................................................................         1,000,000
Proportionate increase to reflect dividend of shares on outstanding
  shares of Agritope Stock .....................................................................           100,000
                                                                                                       -----------
Inter-Group Shares Issuable with respect to the Inter-Group Interest
  in Agritope after dividend ...................................................................         1,100,000

         As a result, the total issued and outstanding shares of Agritope Stock (7,150,000) would in the aggregate continue to represent an Outstanding Interest Fraction of 86.6666667 percent, calculated as follows:

                                    7,150,000
                              7,150,000 + 1,100,000

         The  Inter-Group   Interest  Fraction  in  Agritope  would  accordingly
continue to be 13.3333333 percent.

         The Company would have 32.85 million authorized and unissued shares of Agritope Stock (40 million minus 7.15 million issued and outstanding).

E.       AGRITOPE STOCK DIVIDEND ON MEDICAL PRODUCTS STOCK

         This illustration reflects a dividend of Agritope Stock on outstanding shares of Medical Products Stock, after the assumed repurchase of 1.0 million shares of Agritope Stock for the account of Epitope Medical Products described in Illustration 2.B. This illustration assumes that the stock dividend described in Illustration 2.D has not occurred.

         Assume the Company declares a dividend of 1/100 of a share of Agritope Stock on each outstanding share of Medical Products Stock.

Agritope Stock outstanding prior to dividend ...................................................        6,500,000
Agritope Stock paid as a dividend for account of Epitope Medical Products ......................          150,000
                                                                                                        ---------
Agritope Stock outstanding after dividend ......................................................        6,650,000

         The dividend of shares of Agritope Stock to the holders of shares of Medical Products Stock will decrease the Inter-Group Shares Issuable with respect to Epitope Medical Products' Inter-Group Interest in Agritope, as follows:

Inter-Group Shares Issuable with respect to the Inter-Group
 Interest in Agritope prior to dividend ........................................................        1,000,000
Agritope Stock paid as a dividend on outstanding shares of
 Medical Products Stock ........................................................................       (  150,000)
                                                                                                        ---------
Inter-Group Shares Issuable with respect to the Inter-Group
 Interest in Agritope after dividend ...........................................................          850,000

         After the dividend,  the Outstanding  Interest Fraction and Inter-Group
Interest Fraction in Agritope would be:

Outstanding Interest Fraction in Agritope after dividend (6,650,000/(6,650,000 +
  850,000)).....................................................................................      88.6666667%
Inter-Group Interest Fraction in Agritope after dividend (850,000/(6,650,000 +
  850,000)) ....................................................................................      11.3333333%

         Accordingly, the Inter-Group Interest Fraction in Agritope has been reduced from 13.3333333% to 11.3333333%. Note, however, that after the dividend, the holders of Medical Products Stock would also hold 150,000 shares of Agritope Stock, which would be intended to represent a 2 percent interest in the equity value attributable to Agritope (taking into account the 850,000 Inter-Group Shares Issuable with respect to Epitope Medical Products' Inter-Group Interest in Agritope).

         The Company would have 33.35 million authorized and unissued shares of Agritope Stock (40 million minus 6.65 million issued and outstanding).

F.       TRANSFER OF ASSETS FROM AGRITOPE TO EPITOPE MEDICAL PRODUCTS

         The following illustration demonstrates the effect of a contribution by Agritope to Epitope Medical Products of assets with a Fair Value of $8 million. It also provides an example of the creation of an Inter-Group Interest of Agritope in Epitope Medical Products. This illustration assumes that the repurchase described in Illustration 2.B above has not occurred.

         Assume that the Average Market Value of a share of Medical Products Stock during the 20-Trading Day period preceding the date of the transfer is $16. Also assume that the Board has designated the contribution as being in consideration of an increase in Inter-Group Shares Issuable.

         After the transfer, the number of shares of Medical Products Stock outstanding would remain unchanged, as follows:

Medical Products Stock previously issued and outstanding .......................................       15,000,000
Newly issued shares ............................................................................                0
                                                                                                   --------------
Medical Products Stock issued and outstanding after contribution ...............................       15,000,000


         The Inter-Group Shares Issuable with respect to Agritope's  Inter-Group
Interest in Epitope Medical Products would be increased by the number equal to the Fair Value of the assets contributed ($8 million) divided by the Average
Market Value of a share of Medical  Products Stock during the period cited above
($16), as follows:

Inter-Group Shares Issuable with respect to the Inter-Group
 Interest in Epitope Medical Products prior to transfer.........................................                0
Increase in Inter-Group Shares Issuable to reflect transfer ($8,000,000/$16)....................          500,000
                                                                                                          -------
Inter-Group Shares Issuable with respect to the Inter-Group
 Interest in Epitope Medical Products after transfer ...........................................          500,000

         As a result, the Outstanding Interest Fraction and Inter-Group Interest Fractions in Epitope Medical Products would be:

Outstanding Interest Fraction in Epitope Medical Products
  (15,000,000/(15,000,000 + 500,000))...........................................................      96.7741936%
Inter-Group Interest Fraction (500,000/(15,000,000 + 500,000))..................................       3.2258065%

         The Company would have 45 million authorized and unissued shares of Epitope Medical Products Stock (60 million minus 15 million issued and outstanding).

G. TRANSFER OF ASSETS FROM AGRITOPE TO EPITOPE MEDICAL PRODUCTS - EXISTING INTER-GROUP INTEREST

         The following illustration reflects the assumed transfer by Agritope to Epitope Medical Products of assets with a Fair Value of $8 million. Assume that the transfer occurs after the assumed repurchase of 1 million shares of Agritope Stock for the account of Epitope Medical Products, as described in Illustration 2.B.

         Also assume that the Board had designated the transfer as being made in consideration of a reduction in the Inter-Group Shares Issuable with respect to the Inter-Group Interest in Agritope. Assume that the Average Market Value of a share of Agritope Stock during the 20-Trading Day period preceding the date of transfer is $10.

         The number of outstanding shares of Agritope Stock would not be affected:

Agritope Stock previously issued and outstanding ...............................................        6,500,000
Newly issued shares ............................................................................                0
                                                                                                     ------------
Total Agritope Stock issued and outstanding after transfer .....................................        6,500,000

         The Inter-Group Shares Issuable with respect to the Inter-Group Interest in Agritope would be decreased as follows:

Inter-Group Shares Issuable with respect to the Inter-Group
 Interest in Agritope prior to transfer ........................................................        1,000,000
Decrease in Inter-Group Shares Issuable to reflect transfer ($8,000,000/$10) ...................     (    800,000)
                                                                                                      -----------
Inter-Group Shares Issuable with respect to the Inter-Group
 Interest in Agritope after transfer ...........................................................          200,000


         The Outstanding  Interest Fraction and Inter-Group Interest Fraction in
Agritope would be:

Outstanding Interest Fraction (6,500,000/(6,500,000 + 200,000)).................................      97.0149254%
Inter-Group Interest Fraction (200,000/(6,500,000 + 200,000))...................................       2.9850746%

         The Company would have 33.5 million authorized and unissued shares of Agritope Stock (40 million minus 6.5 million issued and outstanding).

3.       EXCHANGE AND REDEMPTION PROVISIONS

         The following illustrations demonstrate (a) exchange of Agritope Stock at the option of the Company and (b) mandatory redemption or exchange provisions in connection with the Disposition of all of the properties and assets of Agritope.

         These illustrations are based on the following common assumptions, except as otherwise indicated:

Inter-Group Shares Issuable with respect to Epitope Medical Products'
  Inter-Group Interest in Agritope..............................................................        1,875,000
Outstanding Interest Fraction in Agritope
  (7,500,000/(7,500,000 + 1,875,000))...........................................................               80%
Net Proceeds of Disposition.....................................................................      $80,000,000

A.       EXCHANGE OF AGRITOPE STOCK AT COMPANY'S OPTION

         This illustration demonstrates an election by the Company to exchange all outstanding shares of Agritope Stock for shares of Medical Products Stock, and is based on the following additional assumptions:

Average Market  Value of a share of Agritope  Stock  during the  20-Trading  Day period prior to the Company's first
  public announcement of the exchange...........................................................           $ 8.00
Average Market Value of a share of Medical Products Stock
  during the 20-Trading Day period prior to the
  Company's first public announcement of the exchange...........................................           $12.00
Fair Value of Medical Products Stock on fifth Trading Day before payment
  made for fractional shares ...................................................................           $15.00

         The table below shows the consideration that a record holder of 100 shares of Agritope Stock would receive in the exchange:

Shares of Medical Products Stock to be issued for each share of Agritope Stock
  (115% x $8/$12)...............................................................................         .7666667
Number of whole shares of Medical Products Stock issuable to a record holder
 of 100 shares of Agritope Stock................................................................               76
Payment for fractional share (.66667 x $15.00)..................................................       $    10.00

         The payment for a fractional share payable to a street name holder of Agritope Stock would likely differ from the fractional share payment shown above, depending on procedures used by the applicable record holder.

B.       REDEMPTION FOLLOWING DISPOSITION.

         1. This illustration demonstrates an election by the Company to redeem for cash all outstanding shares of Agritope Stock following the Disposition of all of Agritope's assets referred to above.

         The cash payable to holders of Agritope Stock would be calculated by multiplying the Net Proceeds of the Disposition by the Outstanding Interest Fraction, as follows:

Total dividend payable to holders of Agritope Stock ($80,000,000 x 80%).........................      $64,000,000
Cash payable per share of Agritope Stock ($64,000,000/7,500,000)................................      $ 8.5333333

         In the event that the Company elected to pay a dividend instead of redeeming outstanding shares, the amount of the dividend would be calculated in the same manner, but shares of Agritope Stock would remain outstanding.

         2. This illustration assumes that the Company has elected to redeem the Agritope Stock for cash following the Disposition of all of Agritope's assets referred to above, and is based on the following additional assumptions:

Inter-Group Shares Issuable with respect to Agritope's Inter-Group Interest
 in Epitope Medical Products....................................................................        2,000,000
Inter-Group Shares Issuable with respect to Epitope Medical Products Inter-Group
 Interest in Agritope...........................................................................                0

         The cash payable to record holders of Agritope Stock would be calculated as follows:

Outstanding Interest Fraction in Agritope.......................................................              100%
Total cash payable to holders of Agritope Stock.................................................     $ 80,000,000
Cash payable per share of Agritope Stock ($80,000,000/7,500,000)................................     $ 10.6666667

         In addition, the record holders of Agritope Stock would be entitled to receive shares of Medical Products Stock corresponding to the Inter-Group Shares
Issuable  with respect to  Agritope's  Inter-Group  Interest in Epitope  Medical
Products, as follows:

Inter-Group Shares Issuable with respect to Agritope's Inter-Group Interest in
 Epitope Medical Products.......................................................................        2,000,000
Equivalent number of shares of Medical Products Stock to be issued in connection
 with redemption................................................................................        2,000,000
Outstanding Interest Fraction in Agritope.........................................................            100%
Shares of Medical Products Stock to be issued per share of Agritope Stock redeemed
  (100% x 2,000,000/7,500,000)..................................................................         .2666667

         The table below shows the consideration that a record holder of 100 shares of Agritope Stock would receive in connection with the redemption:

Cash payable....................................................................................        $1,066.67
Whole shares of Medical Products Stock to be issued
 to record holder ..............................................................................               26
Payment for fractional shares of Medical Products Stock (.66667 x $15)..........................   $        10.00
Total cash payable to holder....................................................................        $1,076.67

C.       EXCHANGE FOLLOWING DISPOSITION

         This illustration  demonstrates the election by the Company to exchange
Agritope Stock for Medical Products Stock following the Disposition of all of Agritope's assets referred to above.

         This illustration is based on the following additional assumptions:

Average Market Value of a share of Agritope Stock during the ten-Trading Day period
  beginning on the 16th Trading Day following the Disposition date..............................           $ 8.00
Average Market Value of a share of Medical Products Stock during the same period................           $12.00
Fair Value of Medical Products Stock on 5th Trading Day before payment made for
  fractional shares.............................................................................           $15.00

         The table below shows the consideration that a record holder of 100 shares of Agritope Stock would receive in the exchange:

Shares of Medical Products Stock to be issued for each share of Agritope Stock
  (115% x $8/$12)...............................................................................         .7666667
Number of whole shares issuable to a record holder of 100 shares of Agritope Stock..............               76
Payment for fractional share (.66667 x $15.00)..................................................       $    10.00

In addition, if Agritope had an Inter-Group Interest in Medical Products prior to the Disposition, each Agritope shareholder would also receive an additional number of whole shares of Medical Products Stock equal to such shareholder's pro rata portion of the Inter-Group Shares Issuable with respect to Medical Products as calculated in Illustration 3.B.2 above. Each such shareholder would also receive cash in lieu of fractional shares.

                                     PART II

             INFORMATION NOT REQUIRED IN PROSPECTUS/PROXY STATEMENT


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Unless a corporation's articles of incorporation provide otherwise, the Oregon Business Corporation Act (the "Oregon Act") requires the indemnification of an individual made a party to a proceeding because the individual is or was a director or officer of the corporation against reasonable expenses incurred in connection with the proceeding if the individual is wholly successful on the merits or otherwise. The Oregon Act permits the corporation to indemnify other employees and agents to the same extent. In addition, the Oregon Act allows the corporation to indemnify a director, officer, employee, or agent of the corporation if:

                  (a)      The conduct of the individual was in good faith;

                  (b) The individual reasonably believed that the individual's conduct was in the best interests of the corporation, or at least not opposed to its best interests;

                  (c) In the case of any criminal proceeding, the individual had no reasonable cause to believe that the individual's conduct was unlawful;

                  (d) In the case of any proceeding by or in the right of the corporation, the individual was not adjudged liable to the corporation; and

                  (e) In connection with any proceeding (other than a proceeding by or in the right of the corporation) charging improper personal benefit to the individual, the individual was not adjudged liable on the basis that he or she improperly received personal benefit.

         The Oregon Act also authorizes a court to order indemnification upon application of the director or officer, whether or not the above standards of conduct have been met, if the court determines that the officer or director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances and the corporation's articles of incorporation do not prohibit such resort to the court. In addition, the Oregon Act provides that the indemnification described above is not exclusive of any other rights to which officers or directors may be entitled under the corporation's articles of incorporation or bylaws, or under any agreement, action of its board of directors, vote of shareholders, or otherwise. The restated articles of indemnification of the Registrant do not limit any rights of indemnification otherwise available to the Registrant's directors and officers under the Oregon Act.

         Article III of the restated articles of incorporation of the Registrant permits the Registrant to indemnify its directors, officers, employees, and agents to the fullest extent permitted by law. Article V of the bylaws of the Registrant requires such indemnification for directors or former directors, or any individual who may have served at its request as a director of another corporation in which it owns shares of capital stock or of which it is a creditor, against expenses and liability, including attorney fees, actually and necessarily incurred by such individual in connection with any threatened, pending, or completed arbitration, mediation, action, suit, or proceeding to which the individual is a party because of service to the Registrant. Article V of the bylaws further provides that the foregoing right of indemnification shall not be deemed exclusive of any other rights to which the individual may be entitled under the restated articles of incorporation, bylaws, agreement, action of the shareholders, or otherwise. The Registrant may, but is not required to, offer the same rights of indemnification, on a case-by-case basis, to the officers, employees, and agents of the Registrant.


                                   Part II - 1

         In addition to the foregoing right of indemnity, the Registrant has entered into indemnification agreements with all current officers and directors. Each indemnification agreement makes provisions of the Oregon Act relating to permissive indemnification mandatory and therefore restates the Registrant's obligation as set forth in the bylaws, as discussed above. In addition, each indemnification agreement sets forth the Registrant's obligation to indemnify the party to the agreement in the event that the indemnitee is entitled to indemnification of some but not all liability and expenses. Procedures are also set forth in the indemnification agreements for the defense of claims by the Registrant and in the event that there is a change or potential change in control of the Registrant.

         Section  60.367 of the Oregon  Revised  Statutes  (a part of the Oregon
Act) provides in substance that any director held liable pursuant to that section for the unlawful payment of a dividend or other distribution of assets of a corporation shall be entitled to contribution from the shareholders who accepted the dividend or distribution, knowing the same to have been made in violation of the Oregon Act or the articles of incorporation. The section also provides that any such director shall be entitled to contribution from the other directors who voted for or assented to the dividend or distribution without complying with the applicable standards of conduct prescribed by the Oregon Act.

         The Registrant carries insurance protecting officers and directors against certain liabilities that they may incur in their capacities as such.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a) The exhibits to the Registration Statement required by Item 601 to Regulation S-K are listed in the index to exhibits following the signature page of this Registration Statement.

         (b) All schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the financial statements or related notes.

         (c)      Not applicable.

ITEM 22.  UNDERTAKINGS.

         (a) The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

                  (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                                   Part II - 2

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. This undertaking shall not apply to claims covered by insurance against liability arising under the Securities Act.

         (d) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus/Proxy Statement pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         (e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.



                                   Part II - 3

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant has duly caused this amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Beaverton, state of Oregon, on January 14, 1997.

                                                EPITOPE, INC.

                                                By /s/ GILBERT N. MILLER
                                                   Gilbert N. Miller,
                                                   Executive Vice President
                                                   and Chief Financial Officer

         Pursuant to the requirements of the Securities Act of 1933, this amendment to this Registration Statement has been signed on January 14, 1997, by the following persons in the capacities indicated.

Signature                                   Title
-----------                                 -------

*ADOLPH J. FERRO, PH.D.                     President, Chief Executive Officer
Adolph J. Ferro, Ph.D.                      and Director
                                            (Principal Executive Officer)

/s/ GILBERT N. MILLER                       Executive Vice President,
Gilbert N. Miller                           Chief Financial Officer and
                                            Treasurer
                                            (Principal Financial Officer)

*MARK V. ALLRED                             Controller
Mark V. Allred                              (Principal Accounting Officer)


*W. CHARLES ARMSTRONG                       Director
W. Charles Armstrong


*RICHARD K. DONAHUE                         Director
Richard K. Donahue


*ANDREW S. GOLDSTEIN                        Director
Andrew S. Goldstein


*MARGARET H. JORDAN                         Director
Margaret H. Jordan


*R. DOUGLAS NORBY                           Director
R. Douglas Norby


*MICHAEL J. PAXTON                          Director
Michael J. Paxton


*ROGER L. PRINGLE                           Director
Roger L. Pringle


                                   Part II - 4

*G. PATRICK SHEAFFER                        Director
G. Patrick Sheaffer

*By /s/ GILBERT N. MILLER
   Gilbert N. Miller
   (Attorney-in-Fact)

                                   Part II - 5

                                INDEX TO EXHIBITS


Exhibit
Number      Exhibit
-------     -------

2 Acquisition and Merger Agreement among Epitope, Inc., Thamscoe, Inc., Andrew and Williamson Sales, Co., and the shareholders of Andrew and Williamson Sales, Co., dated as of November 6, 1996. Incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K dated November 6, 1996.

3.1         Restated Articles of Incorporation,  as amended,  of the Registrant.
            Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated May 29, 1991.

3.2         Restated  Bylaws of the  Registrant.  Incorporated  by  reference to
            Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1996 (the "1996 10-K").

4.1         Restated Articles of Incorporation,  as amended,  of the Registrant.
            Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated May 29, 1991.

4.2 Article V of Restated Articles of Incorporation as proposed to be amended. Included in Part I as Annex II to the Prospectus/Proxy Statement included in this Registration Statement.

4.3 Note Purchase Agreement dated June 10, 1992, among Agritope, Inc., the Registrant, and certain investors. Copies of the agreements with individual investors shall be filed with the Commission upon request pursuant to Item 601, Instruction 2. Incorporated by reference to
            Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarterly period ended June 30, 1992.

5 Form of opinion of Miller, Nash, Wiener, Hager & Carlsen LLP regarding legality of the Agritope Common Stock.

8 Form of opinion of Miller, Nash, Wiener, Hager & Carlsen LLP regarding tax matters.

10.1 Incentive Stock Option Plan of Registrant, as amended. Incorporated by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1994 (the "1994 10-K").

10.2 Amended and Restated Epitope, Inc., 1991 Stock Award Plan ("1991 Plan"). Incorporated by reference to Exhibit 10.2 to the 1994 10-K.

10.3        Agritope,  Inc., 1992 Stock Award Plan. Incorporated by reference to
            Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1992 (the "1992 10-K").

10.4 Form of Nonqualified Stock Option Agreement issued to certain officers and directors of Registrant pursuant to Agritope, Inc., 1992 Stock Award Plan. Incorporated by reference to Exhibit 10.4 to the 1992 10-K.

10.5 Lease dated July 17, 1990, among Registrant, Koll Woodside Associates, a California general partnership, and Petula Associates, Ltd., an Iowa corporation. Incorporated by reference to Exhibit 10.5 to the 1994 10-K.

10.6 Fourth Amendment dated May 20, 1994, to Lease dated July 17, 1990, among Registrant, Koll Woodside Associates, a California general partnership, and Petula Associates, Ltd., an Iowa corporation.
            Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarterly period ended June 30, 1994 ("June 1994 10-Q").


                                    Index - 1

10.7 Business Park Lease dated May 5, 1994, among Registrant, Koll Woodside Associates, a California general partnership, and Petula Associates, Ltd., an Iowa corporation. Incorporated by reference to
            Exhibit 10.2 to the June 1994 10-Q.

10.8 Business Park Lease dated as of December 16, 1994, among Registrant, Petula Associates, Ltd., an Iowa corporation, and Koll Portland
            Associates, a California general partnership. Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarterly period ended December 31, 1994.

10.9        Lease  Agreement dated as of October 15, 1993,  between  Kathryne L.
            Brown and Agrimax Floral Products, Inc. Incorporated by reference to
            Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarterly period ended December 31, 1993 ("December 1993 10-Q").

10.10 Office/Warehouse Lease dated as of August 25, 1994, between Tonka Bay Associates as agent for M Corp. of Illinois and Agrimax Floral Products, Inc. Incorporated by reference to Exhibit 10.10 to the 1994 10-K.

10.11 Lease dated as of December 12, 1996, between Williamson and Andrew and Andrew and Williamson Sales, Co. Incorporated by reference to
            Exhibit 10.12 to the 1996 10-K.

10.12 Agreement dated December 9, 1987, between Registrant and Adolph Ferro, Ph.D. Incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-1 (No. 33-18722) (the "1988 S-1").

10.13 Amendment to Agreement of December 9, 1987, between Registrant and Adolph J. Ferro, Ph.D. Incorporated by reference to Exhibit 10.14 to the 1996 10-K.

10.14 Distribution Agreement dated as of April 1, 1994, between Registrant and Organon Teknika Corporation. Incorporated by reference to
            Exhibit 10.3 to the June 1994 10-Q.

10.15 Supply Agreement dated as of April 1, 1994, between Registrant and Organon Teknika Corporation. Incorporated by reference to Exhibit
            10.4 to the June 1994 10-Q.

10.16 Superior Tomato Associates, L.L.C. Operating Agreement dated as of February 19, 1996, among Sunseeds Company, Andrew and Williamson Sales, Co., and Agritope, Inc. Incorporated by reference to Exhibit
            10.18 to the 1996 10-K.

10.17 Development and Marketing Agreement dated as of February 19, 1996, among Superior Tomato Associates, L.L.C., Agritope, Inc., Sunseeds Company, and Andrew and Williamson Sales, Co. Incorporated by reference to Exhibit 10.19 to the 1996 10-K.

10.18       Form of Indemnification Agreement for directors and officers.*

10.19 Amended and Restated Employment Agreement dated January 8, 1991, between Andrew S. Goldstein and Registrant. Incorporated by reference to Exhibit 10.28 to the Registrant's Annual Report on Form 10-K for the year ended September 30, 1991 (the "1991 10-K").

10.20 Amended and Restated Employment Agreement dated January 9, 1991, between Adolph J. Ferro, Ph.D., and Registrant. Incorporated by reference to Exhibit 10.29 to the 1991 10-K.

10.21 Employment Agreement dated January 28, 1990, between Gilbert N. Miller and Registrant. Incorporated by reference to Exhibit 10.19 to the 1994 10-K.

10.22 Employment Agreement dated July 1, 1990, between John H. Fitchen, M.D. and Registrant. Incorporated by reference to Exhibit 10.20 to the 1994 10-K.


                                                   Index - 2

10.23 Employment Agreement dated July 15, 1995, between Byron A. Allen, Jr., and Registrant. Incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1995.

10.24 Employment Agreement dated May 31, 1995, between Joseph A. Bouckaert and Vinifera, Inc.*

10.25 Employment Agreement dated August 17, 1992, between Richard K. Bestwick, Ph.D., and Agritope, Inc.*

10.26       Employment  Agreement  dated  December  12,  1996,  between  Fred L.
            Williamson and Andrew and Williamson Sales, Co. Incorporated by reference to Exhibit 10.28 to the 1996 10-K.

10.27       Credit  Agreement  dated August 5, 1996,  between  Wells Fargo Bank,
            National   Association   and  Andrew  and  Williamson   Sales,   Co.
            Incorporated by reference to Exhibit 10.29 to the 1996 10-K.

10.28 Development, License and Supply Agreement between Registrant and SmithKline Beecham plc dated February 24, 1995, as amended. Portions of this agreement have been granted confidential treatment. Incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarterly period ended June 30, 1995.

21 The Registrant's subsidiaries are Agritope, Inc., an Oregon corporation, Vinifera, Inc., an Oregon corporation, Andrew and Williamson Sales, Co., a California corporation, and Agrimax Floral Products, Inc., a Minnesota corporation. The Registrant also owns a 67 percent interest in Strategic Tomato Associates, L.L.C., a Delaware limited liability company, and a 60 percent interest in Epitope KK, a Japanese limited liability company.

23.1        Consent of Price Waterhouse LLP.

23.2        Consent of Boros and Farrington.

23.3 Consents of Miller, Nash, Wiener, Hager & Carlsen LLP. Included in Exhibits 5 and 8.

24          Powers of Attorney.*

27          Financial Data Schedule.

99          Form of proxy.




Other exhibits listed in Item 601 of Regulation S-K are not applicable.



*Previously filed.